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02034264

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REGISTRANT'S NAME European Aeronautic Defence & Space Company (EADS NV)

*CURRENT ADDRESS Drentestraat 24
NL-1083 HK Amsterdam
The Netherlands

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DATE : 5/21/02

TIPS White Paper addresses NATO AGS solution

Joint Press Release of EADS, Galileo Avionica, and Northrop Grumman

Press Releases

German

French

Brussels, April 15, 2002

Three major defence industries, the EADS European Aeronautic Defence and Space Company, Galileo Avionica of Italy and Northrop Grumman ISS International, Inc. of the US, leading an industrial initiative open to other industrial participants, submitted a White Paper recently to NATO, presenting the Transatlantic Industrial Proposed Solution (TIPS). TIPS addresses the longstanding requirement for a NATO-owned and operated Alliance Ground Surveillance (AGS) capability.

The objective of TIPS is to respond to the mandate issued at last September's Reinforced meeting of the North Atlantic Council by providing NATO with an affordable, six-aircraft fleet. It will provide the minimum essential NATO-operated AGS core capability by 2010. This core capability could be complemented by an array of fully interoperable NATO member nations owned surveillance assets, including helicopters and manned/unmanned air vehicles.

The TIPS system of systems approach centres on a government-to-government cooperatively developed radar sensor, an "active electronically scanned array radar sensor", integrated onboard a mid size jet aircraft. This transatlantic radar solution would be a watershed event in industrial cooperation and technology sharing by capitalising on technology developed in both the US Multi-Platform Radar Technology Insertion Programme (MP-RTIP) and Europe's SOSTAR-X technology demonstrator.

The TIPS Team anticipates that the approach presented in the TIPS White Paper will help NATO meet an important requirement for an Alliance Ground Surveillance capability identified in the Defence Capabilities Initiative, and contribute to the transatlantic military transformation of Alliance forces.

With revenues amounting to EUR 30.8 billion and 103,000 employees, EADS European Aeronautic Defence and Space Company is the largest aerospace and defence company in Europe and number two worldwide. EADS offers a wide range of defence systems and skills in Intelligence, Surveillance and Reconnaissance (ISR), in command, control and communications, in military aircraft and missile systems as well as in commercial aircraft, helicopters, space launchers and satellites.

Galileo Avionica embodies the avionics and airborne radar capabilities of Finmeccanica, Italy's largest high technologies company and national defence leader. Galileo Avionica offers systems integration capabilities and know-how, accumulated since the sixties through a process of rationalization and merging of Italian avionics systems and equipment companies.

Northrop Grumman ISS International, Inc. is a wholly-owned subsidiary of Northrop Grumman Corporation, an $18 billion, global defence company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defence and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With nearly 100,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

News Media contacts:

EADS	Frédéric Aragon	+33 6 07 06 57 99
EADS S&DE	Lothar Belz	+49-731-392-3681
Galileo	Mirta de Benedictis	+39-0-64-1883719
Northrop Grumman	Jim Stratford	+1-321-726-7526

European Aeronautic Defence and Space Company EADS N.V
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Avda. de Aragon, 404, 28022 Madrid Spain

2

EADS: Galileo is Key for Europe's Future in Space

Press Release

- French version
- German version

Amsterdam, 26 March 2002

EADS European Aeronautic Defence and Space Company welcomes the European Transport Ministers' decision to start the Galileo satellite navigation system. This decision constitutes a key event for the future of Space activities in Europe and honours the determining actions of the European Commission, the European Space Agency and the European governments which allowed this success.

François Auque, Head of EADS Space division and member of the EADS Executive Committee declared " Space is a strategic business area, at both technological and economical levels. The decision in favour of Galileo demonstrates the European ambition in the space area is preserved. The space industry is able to answer the needs of the European citizens, for security items as well as to improve their everyday life."

Planned to be fully operational in 2008, Galileo will start its signal transmission in 2005. The programme is expected to create around 100,000 high skilled jobs across Europe.

With revenues amounting to EUR 30.8 billion in 2001 and a workforce of over 100,000, EADS European Aeronautic Defence and Space Company is the largest European aerospace company and the No 2 worldwide. It is active in the sectors of commercial aircraft, helicopters, space, military transport and combat aircraft as well as defence technology and services.

Astrium, an EADS company with BAE SYSTEMS, is one of the main partners of the European consortium Galileo Industries.

Contacts EADS Corporate Communication :

Roland Sanguinetti
+33 1 42 24 24 2
6 Martine Galland
+33 1 42 24 22 54
Rainer Ohler
+49 89 607 34 23
5 Miguel Sanchez
+34 91 585 77 89

European Aeronautic Defence and Space Company EADS N.V.
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France

EADS CASA Ava. de Aragón, 404, 28022 Madrid Spain

(3)

EADS: Go-Ahead for A400M Confirms Germany's Resolve to Develop a European Defence Market

Press Release

- French version
- German version
- Spanish version

02 MAY -2 AM 8:43

Munich, 20 March 2002

EADS European Aeronautic Defence and Space Company welcomes the decision by the German Parliament's budget committee to give the go-ahead for the A400M programme.

The Chief Executive Officers of EADS, Philippe Camus and Rainer Hertrich, commented on this decision, saying: "We are pleased that the budget committee has now given its approval for the A400M." This provides further clear proof that there is a broad political consensus on the necessity for Germany to procure 73 military transport aircraft and on the European A400M programme in general. "Much too little notice was taken of this political consensus during the discussions of the past weeks, but precisely for this reason we have always been convinced that the decision would be in favour of the programme," stated Hertrich and Camus.

For the two CEOs of EADS the A400M decision also sends out a clear signal for the development of a European defence market. "The A400M represents a breakthrough on the way to a joint European security and defence policy A genuine European defence market will now arise in the area of military transport aircraft. If we Europeans pool our efforts, also in the field of defence technology we will be able to develop and manufacture globally competitive products which can be offered to the armed forces at attractive prices," the two EADS CEOs explained.

Camus and Hertrich also emphasised that the A400M programme will have a direct positive impact on the development of the European aeronautical industry and its competitive position worldwide.

EADS now expects that the European organisation for joint armament cooperation OCCAR will very shortly inform the industry that the agreement signed in Brussels on 18 December 2001 will now take effect.

Your points of contact:

Dr. Rainer Ohler
Tel. +49 89 607 34 235
Miguel Sanchez
Tel. +34 91 585 77 8
9 Roland Sanguinetti
Tel. +33 1 42 24 24 26

European Aeronautic Defence and Space Company EADS N.V
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava. de Aragon, 404, 28022 Madrid Spain

(4)

EADS exceeds all 2001 financial targets

- **EBIT increases 21 percent to EUR 1.7 billion**
- **EPS (Earnings Per Share) pre-goodwill and exceptionals increased to EUR 1.16**
- **Net Cash position over EUR 1.5 billion at year end 2001**
- **Dividend proposal of EUR 0.50 per share**
- **In 2002, EBIT pre-R&D margin targeted around 12%, as in 2001**
- **Sound economic position to respond to challenging market conditions**
- **CEOs: "EADS remains very strong and we continue to take all necessary actions to secure our future earnings and grow our defence business."**

Press Release

- French version
- German version
- Spanish version

Amsterdam, 18 March, 2002

EADS European Aeronautic Defence and Space Company (stock exchange symbol: EAD) outperformed all its financial targets in 2001. Revenues growth of 27% exceeded the 20% goal and 21% growth of EBIT (Earnings before interest and taxes, pre-goodwill amortization and exceptionals) surpassed the 15% target. Free Cash Flow was around EUR 0.8 billion and the value-added through synergies contributed more than EUR 100 million to EBIT, exceeding the 2001 target of EUR 60 million, as the world's second largest aerospace and defence company announced in Amsterdam on Monday.

The EADS CEOs, Philippe Camus and Rainer Hertrich, said: "We are proud that EADS outperformed its financial targets for 2001. We were able to enter 2002 with solid financials, and we have taken decisive actions to preserve cash and profits in a challenging business environment. EADS remains very strong and we assign ourselves the task to again deliver in 2002 at least what we promise, despite remaining market uncertainties."

Actions taken to secure profitability

EBIT return on revenues amounted to 5.5% in 2001, compared to 5.8% in 2000, due, as expected, to the increase in self-financed Research and Development (R&D), mostly dedicated to the continuation of the A380 programme and to the final phase of the A340-500/-600 development.

Before expenses for self-financed R&D, EADS has reached an EBIT margin of 12.1%, up from 11.3% in 2000.

For 2002, due to the difficult business environment, EADS expects revenues to decrease by about two percent at constant US-Dollar exchange rates. The decrease, which is mainly due to lower deliveries at Airbus (with 300 aircraft targeted in 2002, as a result of 11 September, after 325 delivered in 2001) will be partly offset by higher contributions from non-Airbus businesses.

Additional steps have been taken to maintain in 2002 the pre-R&D EBIT margin at the 2001 level

of around 12%. This target includes improved performance in the Space and the Defence and Civil Systems Divisions, additional value creation from synergies (EUR 300 million targeted for 2002, compared to more than EUR 100 million achieved in 2001) and additional company-wide cost savings plans.

EADS plans an increase in R&D costs of about EUR 0.4 billion, mainly due to the A380 programme. By taking into account this R&D increase, the lower delivery rates of Airbus, and the assessment of market risks, while at the same time initiating further actions to reduce costs, EADS expects a 2002 EBIT of about EUR 1.2 billion.

The EADS CEOs stated: "We have set a prudent target for 2002 EBIT that fully takes into account current market uncertainties. Our sound economic position and our unparalleled order book enable us to respond to these uncertainties. Our restructuring efforts in Space and Defence and Civil Systems will start to pay off in 2002. A top priority is continued growth in our defence businesses, from revenues of EUR 6.1 billion in 2001 to over EUR 9 billion in 2004."

"Much of this revenue growth is already in EADS' order book through new defence programmes such as Eurofighter, the NH90 and Tiger helicopters, the new generation of missile systems as well as the military transport aircraft CN-235/C-295, and we expect the EUR 18 billion A400M contract signed in December 2001 to be enforced this year," the CEOs continued. "Several programmes are entering the delivery phase, resulting in fast EBIT growth in our defence businesses."

Free cash flow before the cash impact of customer financing is expected to remain positive, confirming the ability of EADS to self-finance the A380 project. Management has implemented a tight control of customer financing (including off-balance sheet commitments), that allows Airbus to prudently support its customers on a case-by-case basis, without jeopardising the financial soundness of EADS.

EADS expects order intake to be again significantly higher than revenues in 2002, including the A400M project expected to be definitively booked this year. The order book is expected to grow beyond EUR 190 billion in the current year, with the defence related order book doubling to about EUR 40 billion.

Dividend proposal of EUR 0.50 per share

The EADS Board of Directors will propose a dividend of EUR 0.50 per share for the business year 2001. This is the same dividend as for 2000 and represents a total volume of about EUR 400 million. This proposal will be submitted to the Shareholders' vote at the Annual General Meeting in Amsterdam on 17 May, 2002.

The EADS Chief Financial Officer, Axel Arendt, commented, "Our dividend proposal reflects EADS' strong commercial successes in 2001. It is also based on our continuous financial strength despite the market challenges, and namely our sound cash situation. To intensify our focus on the management of cash, we have introduced a new metrics 'CVA - Cash Value Added' as a key performance measure."

Highlights of the year 2001

In 2001, EADS again achieved major successes:

- Airbus was formed as an integrated company, thus further improving efficiency and market responsiveness
- 97 firm orders and commitments for the A380 superjumbo have been signed with customers
- Eight European nations sign up for the A400M heavy military transport aircraft, the largest order ever for EADS
- Eurocopter receives a commitment for 22 Tiger combat helicopters from Australia and orders for 62 NH90 transport helicopters from the Nordic countries and Portugal
- ATR integrated company has been created, allowing for substantially improved efficiencies of the regional aircraft manufacturer
- MBDA formation creates the second largest missile systems company in the world
- The Systems and Defence Electronics activities have been strengthened through partnerships and important contracts, e.g. in the field of UAVs (Unmanned Aerial Vehicles)
- The Ariane 4 launcher gains a new reliability record, and step 3 of the Ariane 5 programme has been approved by the EU Minister Conference
- Intensified efforts in the U.S. market including partnerships with Northrop Grumman, Lockheed Martin, Boeing, etc.

Strong growth in 2001

As reported on 6 February, EADS has achieved substantial growth in 2001:

- Group revenues increased 27% in 2001 to reach EUR 30.8 billion (2000: EUR 24.2 billion), exceeding its growth target of 20%.
- *On a comparable basis - without the effect of the first-time 100% consolidation of Airbus SAS* - revenues rose by 10% (or 8.5% at constant US-Dollar rates of 2000).
- EADS greatly enlarged its already robust order book by 39% to EUR 183.3 billion (2000: EUR 131.9 billion). The order book now covers about six years of revenues and is the largest in the industry. The 2001 Order Intake reached a record volume of EUR 60.2 billion, an increase of 23% against the 2000 figure of EUR 49.1 billion, and worth nearly twice as much as revenues.

Net income, including a positive exceptional result from the creation of Airbus SAS and MBDA, turned positive in 2001 and reached EUR 1.4 billion after a net loss of EUR -0.9 billion in 2000. Pre-goodwill amortization and exceptionals, net income is EUR 936 million, compared to a net loss of EUR -45 million in 2000. Earnings per share pre-goodwill amortization and exceptionals reached EUR 1.16, compared to EUR -0.06 in 2000.

The net cash position remained on a high positive level and stood over EUR 1.5 billion at year end, confirming the financial strength of the group (end of 2000: EUR 2.1 billion, excluding the impact of the Airbus 100% consolidation). The continuing positive free cash flow generation in the volume of EUR 774 million confirms EADS' capacity to self-finance the Research & Development costs of the A380 programme.

EBIT improvement in all Divisions but Space

The **Airbus** Division EBIT reached EUR 1,655 million (100% of Airbus consolidated), compared to EUR 1,412 million in 2000 (with consolidation of EADS contribution, representing 80% stake in Airbus). The 274 net orders received in 2001 represent a 50.2% worldwide market share in terms

of aircraft numbers and even a 61% net market share in value terms. Based on recent customer feedback, Airbus is confident to deliver 300 aircraft in 2002 (-8% from 325 aircraft delivered in 2001).

The **Military Transport Aircraft** Division achieved the turnaround in 2001, sooner than planned, with a positive EBIT of EUR 1 million, following a negative EBIT of EUR -63 million in the previous year. With EUR 18 billion, the expected A400M contract will be the largest defence project for EADS since its creation and will generate exceptional growth for the division with around EUR 2 billion of revenues to be generated already between 2002 and 2004.

The **Aeronautics** Division EBIT increased by 4% to EUR 308 million (2000: EUR 296 million). The EBIT margin maintained at 6%, thus demonstrating the underlying strength of the business. The order book of 789 helicopters supports the outstanding prospects of Eurocopter in both the civilian and the military businesses. The production ramp up of the Eurofighter will now contribute significantly to cash and EBIT. The EBIT of ATR, the regional aircraft manufacturer, turned positive in 2001, following the creation of ATR integrated company.

The **Space** Division recorded a negative EBIT of EUR -222 million, including high non-recurring expenses mainly for restructuring and investments depreciation, compared to EUR 67 million in 2000. Market competition remains strong, but large new accomplishments such as the EUR 3.3 billion Paradigm military communication satellite project for the UK Ministry of Defence and the latest successes of the Ariane launchers show the Division's commercial strength. Moreover, a new management is now in place at Astrium to implement the restructuring and proceed with the reorganisation in two integrated businesses of launchers and satellites; this will allow to improve the efficiency of the Division.

The **Defence and Civil Systems** Division reduced its EBIT loss from EUR -110 million in 2000 to EUR -79 million in 2001, including high non-recurring expenses for ongoing restructuring and pre-contract cost. As announced, Defence and Civil Systems was able to achieve the turnaround during the second half of 2001, with a positive EBIT of EUR 49 million for this period. Further strong EBIT growth is expected thanks to the successful restructuring and product programmes entering the delivery phase.

EADS European Aeronautic Defence and Space Company is the largest European aerospace company and the No 2 worldwide. The company has a workforce of 102,967 (end of 2001). It is active in the sectors of commercial aircraft, helicopters, space, military transport and combat aircraft as well as defence technology and services. Among others, EADS holds 80 percent of Airbus, 75 percent of the space company Astrium, 100 percent of the helicopter manufacturer Eurocopter, 43 percent in the Eurofighter programme and 37.5 percent in the missile company MBDA.

Contact:
Eckhard Zanger
EADS Communications Finance
Tel. +49 89 607 27961

EADS - Figures for 2001
(Amounts in Euro)

EADS Group	2001	2000 pro forma	Change
Revenues, *in millions*	30,798	24,208	+27%

EBITDA,[(1)] in millions	**3,213**	2,334	+38%
EBIT,[(2)] in millions	**1,694**	1,399	+21%
Net income, in millions	**1,372**	-909	-
Net income pre-goodwill amortization and exceptionals, in millions	**936**	-45	-
EPS pre-goodwill amortization and exceptionals	**1.16**	-0.06	-
Net Cash position, in millions	**1,533**	2,143	-28%
Dividend per share	**0.50**[(3)]	0.50	-
Order intake, in millions	**60,208**	49,079	+23%
Order book, in millions	**183,256**	131,874	+39%
Employees (at year-end)	**102,967**	88,879	+16%

Airbus 100% consolidated from 2001 onwards

1) Earnings before interest, taxes, depreciation and amortization

2) Earnings before interest and taxes, pre-goodwill amortization and exceptionals

3) proposed to AGM on 17 May, 2002

4) Order intake and order book based on gross prices

by Division		**EBIT**[(1)]			**Revenues**	
(Amounts in millions of Euro)	2001	2000 pro forma	Change	2001	2000 pro forma	Change
Airbus	1,655	1,412	17%	20,549	14,856	38%
Military Transport Aircraft	1	-63	-	547	316	73%
Aeronautics	308	296	4%	5,065	4,704	8%
Space	-222	67	-	2,439	2,535	-4%
Defence & Civil Systems	-79	-110		3,345	2,909	15%
Eliminations & Headquarters	31	-203	-	-1,147	-1,112	-
Total	**1,694**	**1,399**	**21%**	**30,798**	**24,208**	**27%**

Airbus 100% consolidated from 2001 onwards

1) Earnings before interest, taxes, depreciation and amortization

2) Earnings before interest and taxes, pre-goodwill amortization and exceptionals

3) proposed to AGM on 17 May, 2002

4) Order intake and order book based on gross prices

by Division		***Order Intake***			***Order Book***	
(Amounts in millions of Euro)	2001	2000 pro forma	Change	2001	2000 pro forma	Change
Airbus[(4)]	50,279	34,158	47%	156,075	104,387	50%
Military Transport Aircraft	993	493	101%	1,320	873	51%
Aeronautics	5,315	8,322	-36%	13,722	13,067	5%
Space	1,333	3,024	-56%	3,796	4,826	-21%

Defence & Civil Systems	3,081	3,857	-20%	9,094	9,722	-6%
Eliminations & Headquarters	-793	-775	-	-751	-1,001	-
Total	**60,208**	**49,079**	**23%**	**183,256**	**131,874**	**39%**

Airbus 100% consolidated from 2001 onwards

1) Earnings before interest, taxes, depreciation and amortization

2) Earnings before interest and taxes, pre-goodwill amortization and exceptionals

3) proposed to AGM on 17 May, 2002

4) Order intake and order book based on gross prices

European Aeronautic Defence and Space Company EADS N.V.
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava. de Aragón, 404, 28022 Madrid Spain

6

EADS will meet expectations in 2002

Press Release

German version

Amsterdam, March 13, 2002

EADS European Aeronautic Defence and Space Company clarified on Wednesday that a report in "Focus Money" is wrong, not based on facts and misleading. "Focus Money" had reported that EADS might not be able to meet the expectations for the year 2002. EADS underlined that the first indication given on 6 February 2002 remains absolutely valid: In 2002, the R&D expenditure for the A380 will increase as planned. Taking this into account, EADS expects a level of EBIT pre-R&D margin in the same range as 2001. Additional information, based on this guidance, will be given at the Annual Press Conference on 18th March.

Contact:

Eckhard Zanger

Tel. +49 89 60727961

6

French MoD launches Scalp Naval Programme – Major Breakthrough for EADS on Defence Markets

Press Release

French version

Amsterdam, 5 March 2002

EADS Aeronautic Defence and Space Company welcomes the decision of the French Ministry of Defence to launch the Scalp Naval cruise missile for its Navy. This decision is a milestone in Europe's acquisition of new major operational capabilities and a breakthrough for EADS on defence markets.

Commenting on this announcement, Tom Enders, member of the EADS Executive Committee and head of the Defence and Civil Systems division said: "Through our missile subsidiaries we have now cruise missile programmes in production or R&D status for six countries, with a total order value that could exceed three billion EUR for the next 10 years. The launch of the Scalp Naval programme, worth several hundred million EUR, will further reinforce the capacity of EADS to make complete integrated systems offers. Furthermore, it will contribute to developing our defence activities significantly, particularly for naval forces".

The consolidation of the European missile industry, boosted particularly by the creation of EADS, had already allowed France, the United Kingdom and Italy to start a major partnership programme, developing the Storm Shadow / Scalp EG airborne cruise missile family. This family will now be extended with a programme that will set the standards for a new generation of cruise missiles for naval forces.

EADS can now provide global defence systems solutions, for instance on frigate platforms, that include numerous EADS sub-systems, answering to the See-Decide-Act operational chain:

See: Shipborne radar systems integrated into a full C4ISR environment including observation satellites, mission aircraft and unmanned aerial vehicles.

Decide: Command Management System, including the C3I and the secure transmissions sub-systems (with satellite communication networks).

Act: Self-protection systems and missile systems designed for a range of missions including surface-to-air, anti-ship, anti-submarine, deep land attack behind defence lines, as well as integrated helicopter weapon systems.

This is complemented by the first-class capability of EADS to offer outsourcing solutions adapted to the growing requirements of customers including navies, as demonstrated recently with the Paradigm selection for the Skynet 5 programme by the UK Ministry of Defence.

02 MAY -2 AM 8:43

The Scalp Naval programme will be led by MBDA, a joint company of EADS (37.5%), BAE Systems (37.5%) and Finmeccanica (25%). MBDA is part of EADS's Defence and Civil Systems division and number 2 worldwide in missile systems.

The serial effect thus obtained with the Storm Shadow / Scalp EG airborne version family (more than 2,000 units ordered) now allows the European industry to propose a new version of this product adapted to other platforms, at reduced cost and within a shorter time frame, designed to meet the emerging requirements of the European Navies. Scalp Naval will also reinforce the interoperability of air and naval forces (surface vessels and submarines) at both the national and the multinational level.

At operational level, Scalp Naval will provide a long-range strike force capabilities for numerous platforms, capable of ensuring a permanent presence in potential crisis areas. Scalp Naval is also an important contribution to the European Union's and Nato's defence capability improvement programmes.

With revenues amounting to EUR 30.8 billion and a workforce of around 103,000, in 2001, EADS European Aeronautic Defence and Space Company is the largest European aerospace company and the No 2 worldwide.

Press contact:

Frédéric Aragon
Tel: +33 6 07 06 57 99

Roland Sanguinetti
+33 1 42 24 24 26
Martine Galland
+33 1 42 24 22 54
Rainer Ohler
+49 89 607 34 235
Miguel Sanchez
+34 91 585 77 89

European Aeronautic Defence and Space Company EADS N.V.
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava. de Aragón, 404, 28022 Madrid Spain

(7)

Ariane 5 / Envisat: A Double Success for EADS

Press Releases

- German
- French

Amsterdam, 1st March 2002

The successful launch of Envisat by Ariane 5 last night is a double success for EADS European Aeronautic Defence and Space Company, prime contractor for both the launcher and the satellite through its subsidiaries EADS LV and Astrium.

"Envisat, boosted into space by an Ariane 5 rocket, is Europe's largest and most complex Earth observation satellite ever built. It demonstrates the high degree of advanced technology existing within EADS *space activities. Ariane 5 proved to be the reliable trump card in today's challenging* launcher market", stated Philippe Camus and Rainer Hertrich, CEOs of EADS. "EADS is proud to *be at the top of most of the early 21 century essential space missions."*

"After The European satellites ERS in the nineties, EADS continues to contribute to the improvement of our environment and to play a key role in Earth observation, thanks to the unique *know-how and excellent skills of our space teams in that challenging area. The success of our* Earth observation products is essential for the future of our planet".

With revenues amounting to EUR 30.8 billion and a workforce of around 103,000, in 2001, EADS European Aeronautic Defence and Space Company is the largest European aerospace company and the No 2 worldwide. It is active in the sectors of commercial aircraft, helicopters, space, *military transport and combat aircraft as well as defence technology and services. Among others,* EADS holds 80 percent of Airbus, 75 percent of the space company Astrium, 100 percent of the helicopter manufacturer Eurocopter, 43 percent in the Eurofighter programme and 37.5 percent in the missile company MBDA.

Contact EADS Corporate Communications :

Roland Sanguinetti
+33 1 42 24 24 26
Martine Galland
+33 1 42 24 22 54
Rainer Ohler
+49 89 607 34 23
5 Miguel Sanchez
+34 91 585 77 89

European Aeronautic Defence and Space Company EADS N.V.
Le Carre Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S A S 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava de Aragón 404 28022 Madrid Spain

(8)

02 MAY -2 AM 8:54

Joint Press Release of Honeywell and EADS

EADS and Honeywell Sign an MoU in Sourcing Area

Singapore, February 27, 2002

At Asian Aerospace 2002 in Singapore, EADS European Aeronautic Defence and Space Company and Honeywell have signed a Memorandum of Understanding (MoU) in the sourcing area. This agreement is part of EADS' global sourcing strategy that has been launched across the company.

This MoU paves the way for enhanced performances in the relationship between Honeywell as a supplier and EADS as a customer, to better meet customer requirements. The resulting improvements are cornerstones for the implementation of a "Competitive Partnership" between EADS and Honeywell in the sourcing area.

The EADS Sourcing Strategy aims to build a long term relationship with suppliers that are willing to develop sustained, excellent performances to better meet the customers' needs. Tuned to the particular end customers needs, it applies to every Business Unit of EADS. It facilitates the implementation of a deepened, privileged relationship between EADS and its best suppliers, called "Competitive Partnership".

EADS' sourcing strategy comprises major aspects such as supplier evaluation and proactive development of performances and business along procurement policy targets and principles.

"Being singled out by EADS is a great vote of confidence in Honeywell's products, technologies and services" said Lynn Brubaker, Vice President and General Manager, Honeywell Commercial Aerospace. "Honeywell looks forward to the opportunity to work as a partner with EADS member companies to provide the advanced solutions our customers expect."

"Honeywell has positioned itself as one of our major suppliers with interest in enhancing performance and extended business potential. One of the axioms of our global sourcing strategy is to encourage long-term cooperation between EADS business units and their best-in-class suppliers and create a new type of relationship called 'Competitive Partnership'. This excellence-and-reward type of approach will be worked out with a number of committed strategic suppliers to enable our end-customers and shareholders to benefit from best-in-class performances", said Hans-Erich Mundt, Senior Vice President Corporate Sourcing at EADS.

EADS European Aeronautic Defence and Space Company is the largest European aerospace company and the No 2 worldwide with a turnover of 30.8 bn EUR in 2001. The company has a workforce of more than 100000 (end of 2001). It is active in the sectors of commercial aircraft, helicopters, space, military transport and combat aircraft as well as defence technology and services. Among others, EADS holds 80 percent of Airbus, 75 percent of the space company Astrium, 100 percent of the helicopter manufacturer Eurocopter, 43 percent in the Eurofighter programme and 37.5 percent in the missile company MBDA.

Honeywell is a US$24-billion diversified technology and manufacturing leader, serving customers worldwide with aerospace products and services; control technologies for buildings, homes and

industry; automotive products; specialty chemicals; fibers; plastics; and electronic and advanced materials. Honeywell employs approximately 115,000 people in 95 countries and is traded on the New York Stock Exchange under the symbol HON, as well as on the London, Chicago and Pacific stock exchanges. It is one of the 30 stocks that make up the Dow Jones Industrial Average and is also a component of the Standard & Poor's 500 Index. Additional information on the company is available on the Internet at www.honeywell.com.

Contact for communications:

EADS

In Munich:	Rainer Ohler: +49 89607 34 255
In Paris:	Martine Galland: +33 1 42 2422 54
In Madrid:	Miguel Sanchez: +34 91 585 77 89

Honeywell Aerospace

In Singapore:	Ron Crotty: + 1 206 276 8261
In Paris:	Antoine Balas: +33 (0)1 5563 1532

Further information

Honeywell website

This release contains forward-looking statements as defined in Section 21 E of the Securities Exchange Act of 1934, including statements about future business operations, financial performance and market conditions. Such forward-looking statements involve risks and uncertainties inherent in business forecasts as further described in our filings under the Securities Exchange Act,

European Aeronautic Defence and Space Company EADS N.V.
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava. de Aragón, 404, 28022 Madrid Spain

(9)

Joint Press Release of THALES and EADS

EADS and THALES AVIONICS sign an MoU in Sourcing Area

Singapore, February 27, 2002

At Asian Aerospace 2002 in Singapore, EADS European Aeronautic Defence and Space Company and THALES AVIONICS have signed a Memorandum of Understanding (MoU) in the sourcing area. This agreement is part of EADS global Sourcing Strategy launched across the company.

The signed MoU paves the way for enhanced performances in the relationship between THALES AVIONICS as a supplier and EADS as a customer to better meet the end market requirements. The resulting Improvements are cornerstones for the implementation of a "Competitive Partnership" between EADS and THALES AVIONICS in the sourcing area.

The EADS Sourcing Strategy aim is to develop a long term relationship with suppliers which are willing to develop sustained, excellent performances to better meet the markets needs. Tuned to the particular end markets needs, it applies to every Business Unit of EADS. This Sourcing Strategy permits the implementation of deepened privileged relationship between EADS and its best suppliers, called "Competitive Partnership".

EADS Sourcing Strategy comprises major aspects such as supplier evaluation and proactive development of performances and business along procurement policy targets and principles.

"We value Thales as one of our major suppliers with potential and interest for performance enhancements and extended business potential. One of the axioms of our global sourcing strategy is to encourage long-term cooperation between EADS business units and their best-in-class suppliers and to create a "Competitive Partnership", a new type of relation. This excellence-and-reward type of approach will be worked out with a number of committed strategic suppliers to enable our end-customers and shareholders to benefit from best-in-class performances", said Hans-Erich Mundt, Senior Vice President Corporate Sourcing at EADS.

"As one of the largest supplier of EADS, Airbus and Eurocopter in particular, THALES AVIONICS is proud to join this program. This is a new challenge for us, which encompasses all our activities : avionics, in-flight systems, and power generation.

This agreement towards "Competitive Partnership" is completely consistent with our program of continual improvement called TOP AVIONICS, launched two years ago. This initiative, based on putting customer satisfaction first, consists of building new relationship with all our customers. We are totally committed to make this type of relation between suppliers and customers a success" said Francois Quentin, Senior Vice President Business Group Avionics of Thales.

Press Contacts

Thales	Florence Fayolle Tel: +33 1 4629 8831
EADS	Gregor v. Kursell Mobile: +49 1777 253027

Further information

THALES website

European Aeronautic Defence and Space Company EADS N.V
Le Carre Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava. de Aragon, 404, 28022 Madrid Spain

(10)

EADS provides full backing for Skynet 5 bid

- **CEOs welcome UK MoD selection of Paradigm**
- **Further enhancement of industrial presence in the UK**
- **Successful cooperation with British Partner**

Press Release

French version

German version

Amsterdam, 26 February 2002

EADS European Aeronautic Defence and Space Company welcomes the UK Government's selection of Paradigm Secure Communications as preferred bidder for Skynet 5. "We are very pleased by this decision of the UK Ministry of Defence which shows its confidence in the support of Europe's leading source for advanced space technology", said the CEOs of EADS, Philippe Camus and Rainer Hertrich.

02 MAY -2 AM 8:54

"We will personally take care that the British Armed Forces get the most up-to-date, cutting edge technology that EADS has to offer. Paradigm has our full backing. EADS, with its capabilities as the world's second largest aerospace company has unmatchable assets in the field of secure military satellite communications", Hertrich and Camus added.

"Moreover this selection is yet another example of a successful European cooperation. Through Astrium UK, EADS has established a centre of excellence for military satellites communications in the UK. This fits perfectly into our strategy of enhancing and strengthening our industrial presence in the UK beyond our major ventures Airbus and MBDA, which already employ more than 10,000 people throughout the country."

EADS, which holds a 75 percent share in Astrium, the Europe's largest space company, has teamed up with BAE SYSTEMS to secure the public-private-partnership with Paradigm Secure Systems. Astrium is Europe's answer for leading space technology.

With revenues amounting to EUR 30.8 billion and a workforce of around 103,000, in 2001, EADS European Aeronautic Defence and Space Company is the largest European aerospace company and the No 2 worldwide. It is active in the sectors of commercial aircraft, helicopters, space, military transport and combat aircraft as well as defence technology and services. Among others, EADS holds 80 percent of Airbus, 75 percent of the space company Astrium, 100 percent of the helicopter manufacturer Eurocopter, 43 percent in the Eurofighter programme and 37.5 percent in the missile company MBDA.

Contact EADS Corporate Communications :

Roland Sanguinetti
+33 1 42 24 24 26
Martine Galland
+33 1 42 24 22 54

Rainer Ohler

+49 89 607 34 235

Miguel Sanchez

+34 91 585 77 89

European Aeronautic Defence and Space Company EADS N.V
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Avda. de Aragón, 404, 28022 Madrid Spain

11

An unchallenged step forward for the Spanish Defence Industry

INDRA, MBDA, IZAR AND EADS-CASA ESTABLISH INMIZE, THE SPANISH MISSILE TECHNOLOGY COMPANY

Press Release

Spanish version

7.2.2002

INMIZE, the new Spanish company dedicated to missile technology, has been established after several months of intense negotiations within the framework of the European Defence Industry. The creation of such a missile company integrating the major companies in the Defence sector with experience and technology in this area, has long been an aspiration of the Spanish Ministry of Defence.

Further information

- Izar: http://www.enbazan.es
- Indra: http://www.indra.es
- MBDA: http://www.mbda.net

The main shareholders in INMIZE are: INDRA, the Spanish company for Information Technology (40%); *the European missile systems company* MBDA (40%), *the Spanish shipbuilder and naval* combat system provider IZAR (10%), integrated within Sepi, and EADS-CASA, the aerospace and defence systems company, integrated into the European group EADS (10%). INDRA and IZAR have joined their participation within INMIZE.

The main objective of the new company, the operational headquarters of which are located in INDRA's facilities, is to be Spain's centre of excellence in missile systems, for which it will benefit from its own technology. The first contract in which it will participate is in the design and development of the Meteor air superiority missile, which constitutes the weapon system for Eurofighter, Rafale and Gripen aircraft.

The Meteor programme is financed by the main European countries, Germany, France, Italy, Spain, Sweden and the United Kingdom. The programme demonstrates a clear commitment from Ministries of Defence and Industry to generate alternatives to the American systems that could hinder the export of the aforementioned aircraft. According to official sources, the sale of over

2,500 units to the six domestic countries is foreseen, of which 10% will be destined to Spanish aircraft, with a price exceeding EUR 4 billion.

The creation of INMIZE represents an important step forward in guaranteeing this technology, as well as in supporting the Spanish Armed Forces. The new company, uniting Spanish technological capacities in the area, will also aim to participate in other European missile projects. This will provide Spain with an industrial capacity that will enable it to be fully involved with, on an autonomous basis, the development of new generation missile systems. The Company will be the Spanish industrial reference in the missile and guided weapons area, for Spanish as well as for international programmes, and at the European level, will develop a centre of excellence in sub-systems and missile parts. In addition, it will be responsible for promoting, marketing and selling MBDA products in Spain.

European Aeronautic Defence and Space Company EADS N.V.
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava. de Aragon, 404, 28022 Madrid Spain

12

EADS revenues increase 27% in 2001 to reach EUR 30.8 billion

Links

- French version
- German version
- Spanish version

- **Order intake up 23% to EUR 60.2 billion**
- **Orderbook of EUR 183.7 billion at year-end 2001, up 39% and representing six years of revenues**
- **2001 synergy targets exceeded by 60% to EUR 100 million**
- **CEOs: "The active measures taken will safeguard our financial strength in a challenging environment; in 2001, we have reached our EBIT target"**

Amsterdam, 6 February 2002

EADS European Aeronautic Defence and Space Company (stock exchange symbol: EAD) has surpassed its revenue growth target for the year 2001. The company increased revenues by 27% in 2001, exceeding its 20% target.

Revenues amounted to EUR 30.8 billion, compared to EUR 24.2 billion in the year 2000. On a comparable basis - without the effect of the first-time 100% consolidation of Airbus SAS - revenues increased by 10 %. The continuing strong US-Dollar was particularly a reason for the better than expected revenues growth. All Divisions but Space experienced a growth close to double digits, as the second largest global aerospace and defence company announced on 6 February, 2002.

The EADS CEOs, Philippe Camus and Rainer Hertrich, said: "2001 was another successful year for EADS. We confirmed our EBIT goal and exceeded our revenues target. We continue to emphasize value creation and to benefit from synergy savings. We delivered EUR 100 million EBIT from synergies, thus exceeding by more than 60% our initial synergy target for 2001."

At the same time, EADS greatly enlarged its robust orderbook by 39% to EUR 183.7 billion (2000: EUR 131.9 billion, with 80% of Airbus consolidated). The 2001 order intake reached a record volume of EUR 60.2 billion. This is an increase of 23% against the 2000 figure of EUR 49.1 billion.

The CEOs stated that "In 2001, we strengthened our global market position. Our orderbook now covers more than six years of business and each of our five Divisions has a backlog exceeding one-and-a-half year of revenues. The strong order intake of 2001 illustrates not only the success of the A380 project for which we registered 85 firm orders plus 12 additional firm customer commitments; it also clearly demonstrates the competitiveness of our military programmes on export markets. This includes the orders signed for NH90 by Portugal, Finland, and Sweden, totalling around EUR 0.7 billion, and for the C-295 military transport aircraft by Poland." Additionally, the positive decisions of Australia on the Tiger and of Norway on the NH90 helicopters will be booked in 2002 for a total of around EUR 0.9 billion; as well as the EUR 18

billion A400M project, which is also not yet included in the 2001 order intake.

Action taken to preserve profitability

The CEOs added: "We have taken prompt action following 11 September to preserve our profitability in the downturn. We have also assigned new cost and cash savings targets to all our divisions managers. These cost and cash saving plans, together with continuing implementation of synergies from merger integration, allow us to smooth the negative impact from the commercial aviation downturn. By doing so, we also want to secure our future earnings."

EADS, which will publish full annual results on March 18 2002, also confirmed that it will release a 2001 EBIT (Earnings before interest and taxes, pre-goodwill and exceptional items) fully in line with or - thanks to higher than expected synergies - even slightly exceeding its 15% growth target. This result increase was achieved despite the civil aviation downturn and losses in the Space Division, and including a significant increase of the Research & Development (R&D) expenses. However, due to hedging of the net exposure (gross exposure minus Dollar outflows), the stronger US-Dollar had no material impact on EBIT.

In 2002, the R&D expenditure for the A380 will increase as planned. Taking this into account, EADS expects a level of EBIT pre-R&D margin in the same range as 2001.

Divisions further strengthen their market positions

The **Airbus** Division achieved revenues of EUR 20.5 billion, up 38 %. Airbus delivered a record of 325 aircraft, compared to 311 in 2000. Order intake reached EUR 50.3 billion, representing 274 net new orders. At year-end, the orderbook totalled 1,575 aircraft worth EUR 156.1 billion and representing a market share of 54 % of the worldwide backlog in large commercial aircraft. The 85 firm orders plus 12 firm customer commitments for the A380 superjumbo constituted a major achievement for that programme.

The **Military Transport Aircraft** Division recorded revenues of EUR 0.5 billion in 2001, with first deliveries of the C-295 to the Spanish Government. With EUR 1 billion, order intake in 2001 was twice as high as revenues, resulting in an increased order backlog of EUR 1.3 billion thanks namely to the success of the C-295 sold to Poland. With this rise in business volume, the Division confirmed its leadership position in the field of medium military transport aircraft. At the same time, the Division actively pursued the preparations for the A400M programme. With this EUR 18 billion project, the Military Transport Aircraft division will have the second largest orderbook of any division within EADS.

The revenues of the **Aeronautics** Division grew by 8% to EUR 5.1 billion in 2001, demonstrating namely the ramp up of the Eurofighter programme and the success of the civil helicopter business that maintained its world-wide pole position and continued to increase its global market share up to 57%. The orderbook increased to EUR 13.7 billion at year-end. With an order intake of EUR 5.3 billion, the book-to-bill ratio was over one. After the strong order intake of 2000, which was boosted by the NH90 domestic order worth EUR 3.6 billion, Eurocopter was able to secure significant contracts in 2001 for its newest products Tiger and NH90 on export markets. Eurofighter is prepared to start deliveries in 2002, and is actively marketing the fighter aircraft to potential customers in Europe and Asia.

While the difficult market environment continued, revenues of the **Space** Division were nearly stable at EUR 2.4 billion. Year-end orderbook reached EUR 3.8 billion, still representing one-and-

a-half years of revenues. At EUR 1.3 billion, order intake was lower than the exceptional EUR 3 billion for 2000 that was boosted by two major contracts in the space telecom business. The Division is now planning further steps to strengthen the efficiency and profitability of its operations.

Revenues of the **Defence and Civil Systems** Division increased by 15% to EUR 3.3 billion in 2001 thanks to the ramp up of the deliveries of programmes already in backlog. With EUR 3.1 billion, the Division's order intake was at the level of revenues. Year-end backlog of EUR 9.5 billion represents almost three years of revenues. The integration and reorganisation of the Division's activities have strengthened EADS' position in this area and will secure growing profitability in the future. The main highlights of the year 2001 were the creation of MBDA as the world's second largest missile systems company with EUR 2 billion of revenues and a EUR 13 billion orderbook, and the acquisition by EDSN (EADS Defence and Security Networks) of Cogent, the British leader of military telecom encryption.

EADS will release detailed financial statements for 2001 and guidance for 2002 on the day of its Annual Press Conference in Amsterdam on March 18, 2002.

EADS European Aeronautic Defence and Space Company is the largest European aerospace company and the No 2 worldwide. The company has a workforce of 103,400 (end of 2001). It is active in the sectors of commercial aircraft, helicopters, space, military transport and combat aircraft as well as defence technology and services. Among others, EADS holds 80 percent of Airbus, 75 percent of the space company Astrium, 100 percent of the helicopter manufacturer Eurocopter, 43 percent in the Eurofighter programme and 37.5 percent in the missile company MBDA.

Contact:

Eckhard Zanger
EADS Communications Finance
Tel. +49 89 607 27961

EADS Figures for 2001

EADS Group **billion of euros, except workforce**	**2001**	**2000** **pro forma**	**Change**
Revenues	**30.8**	24.2	**+ 27%**
Order Intake *	**60.2**	49.1	**+ 23%**
Order Backlog *	**183.7**	131.9	**+ 39%**
Work force, (number of employees)	103,421	88,879	

Revenues **in billion of euros**	**2001**	**2000** **pro forma**	**Change**
Airbus *	20.5	14.9	+ 38%
Military Transport Aircraft	0.5	0.3	+ 73%
Aeronautics	5.1	4.7	+ 8%
Space	2.4	2.5	- 4%
Defence and Civil Systems	3.3	2.9	+ 15%
Eliminations and Headquarters	- 1.1	- 1.1	
Total	30.8	24.2	+ 27%

* Airbus 100% consolidated from 2001 onwards.

Order intake and backlog at catalogue prices.

Order Intake in billion of euros	**2001**	**2000 pro forma**	**Change**
Airbus *	50.3	34.2	+ 47%
Military Transport Aircraft	1.0	0.5	+ 101%
Aeronautics	5.3	8.3	- 36%
Space	1.3	3.0	- 56%
Defence and Civil Systems	3.1	3.9	- 20%
Eliminations and Headquarters	- 0.8	- 0.8	
Total *	60.2	49.1	+ 23%

* Airbus 100% consolidated from 2001 onwards.

Order intake and backlog at catalogue prices.

Order Backlog in billion of euros	**2001**	**2000 pro forma**	**Change**
Airbus *	156.1	104.4	+ 50%
Military Transport Aircraft	1.3	0.9	+ 51%
Aeronautics	13.7	13.1	+ 5%
Space	3.8	4.8	- 22%
Defence and Civil Systems	9.5	9.7	- 2%
Eliminations and Headquarters	- 0.7	- 1.0	
Total *	**183.7**	131.9	**+ 39%**

* Airbus 100% consolidated from 2001 onwards.

Order intake and backlog at catalogue prices.

European Aeronautic Defence and Space Company EADS N.V.
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava. de Aragón. 404, 28022 Madrid Spain

(13)

EADS welcomes resolution by German Parliament on A400M

Press Release

- French version
- German version
- Spanish version

Amsterdam, January 25, 2002

- **EADS CEOs Philippe Camus and Rainer Hertrich: "We are pleased about the broad consensus on the necessity of the joint European military transport aircraft programme"**

EADS European Aeronautic Defence and Space Company welcomed Thursday's decision by the German Parliament to acquire 73 A400M military transport aircraft for the German forces.

The EADS CEOs, Philippe Camus and Rainer Hertrich, said: "We are pleased by the fact that there is broad consensus between the major German parties, and between Government and Opposition, on the necessity to acquire 73 military transport aircraft for Germany and on the European A400M programme in general."

"The A400M is of great importance for the modernisation of the European forces, for the development of a joint European defence and security policy and for the European industry, the CEOs continued. "The A400M also has a direct positive impact on the development of the European industry and its global competitive position."

"We are confident that this decision is a further important step to pave the way for the start of the European programme," the CEOs said.

Contact:

Dr. Rainer Ohler

Tel. +49 89 60734235

Miguel Sanchez

Tel. +34 91 585 77 89

Roland Sanguinetti

Tel. +33 1 4224 24 26

European Aeronautic Defence and Space Company EADS N.V.
Le Carre Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Avda. de Aragón, 404 28022 Madrid Spain

(14)

EADS Acquires 5% of Hispasat

Press Releases

- French version
- Spanish version

Amsterdam, January 22, 2002

EADS European Aeronautic Defence and Space Company, entered up to 5% in the capital of Hispasat, S.A. , the Spanish operator of telecommunications satellites. The shares acquired by EADS come from the private companies Grupo Admira, AUNA and BBVA and the subscription of a part of capital increase.

"By providing its technological and industrial experience to Hispasat business, EADS reinforces the commercial cooperation initiated in the eighties by its subsidiary Astrium," said Philippe Camus and Rainer Hertrich, the CEOs of EADS. "This participation also shows the EADS involvement in the Spanish industry and beyond in all the Hispanic world area".

Furthermore, through this agreement reached in Madrid, EADS CASA will have a seat in the Board of Hispasat.

Press Contacts:

EADS Corporate Communications
Miguel Sanchez
+ 34 91 585 77 89
Roland Sanguinetti
+ 33 1 42 24 24 26
Rainer Ohler
+49 89 607-34235

European Aeronautic Defence and Space Company EADS N.V.
Le Carre Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava. de Aragón, 404 28022 Madrid Spain

02 MAY -2 AM 8: 05

EADS and BAE SYSTEMS to strengthen efficiency of their space activities

Press Releases

German

French

Amsterdam, London, January, 16, 2002

EADS European Aeronautic Defence and Space Company and BAE SYSTEMS are to strengthen the efficiency of their space activities in order to substantially improve profitability in a difficult market environment.

As a consequence EADS and BAE SYSTEMS, as shareholders of Europe's largest space company, ASTRIUM, have decided to implement an improvement plan for satellite activities. In addition, a strengthened cooperation between the launcher and orbital infrastructure activities of EADS Launch Vehicles and ASTRIUM has been agreed.

New ASTRIUM CEO Antoine BOUVIER to propose reorganisation plan on satellite activities

Antoine BOUVIER was appointed new CEO of ASTRIUM N.V. as of January 15, 2002, replacing Armand CARLIER who has left the company to pursue new professional projects. Antoine BOUVIER has been tasked to prepare a reorganisation plan for ASTRIUM satellite activities to be proposed to its shareholders within three months resulting in :

- an improved focus on customer satisfaction by better utilising and coordinating the human and technical resources available in France, Germany, UK and Spain,
- cost reductions by a deeper industrial integration
- streamlining of functions in order to improve management efficiency.

This plan will allow ASTRIUM satellite activities, particularly in the field of telecommunications, to reach the financial targets set by the shareholders after a particularly difficult year in 2001.

Cooperation agreement between ASTRIUM and EADS Launch Vehicles on launcher and orbital infrastructure activities

EADS and BAE SYSTEMS also announced a cooperation agreement between ASTRIUM and EADS Launch Vehicles (EADS-LV) on launchers and orbital infrastructure activities. They will be coordinated under the responsibility of Josef KIND (Head of ASTRIUM Space Infrastructures Division) and Philippe COUILLARD (Chairman and CEO of EADS-LV).

Such an agreement will help ASTRIUM and EADS-LV to reach the targets of cost reduction of the Ariane 5 launcher committed towards Arianespace and will allow EADS-LV, following the guidelines of the November 15-16, 2001 ESA Ministerial conference, to be ready to take responsibility for prime contracting of Ariane development and production. This agreement is consistent with the prospect of further integration of launcher and orbital infrastructure activities of

EADS-LV and ASTRIUM.

Notes to the editors

Antoine BOUVIER, 42, joined Aerospatiale in 1990 and, after seconding the head of the Civil Aircraft Division for two years, acquired a strong industrial experience through his appointments as Industrial Director, General Secretary and finally CEO of ATR, the French-Italian turboprop joint venture. In 2001, he was appointed Executive Vice President Commercial Helicopters Division of Eurocopter. Antoine BOUVIER graduated from Ecole Polytechnique and Ecole Nationale d'Administration.

ASTRIUM, Europe's leading space company, is a joint venture owned 75% by EADS and 25% by BAE SYSTEMS. In 2000, ASTRIUM had combined revenues of 2,030 million Euros, covering science and earth observation, military observation and communications, telecommunications, navigation and ground systems, launchers and orbital infrastructures. It has 8,000 employees.

EADS-Launch Vehicles (EADS-LV) is a 100% subsidiary of EADS. European industrial leader for Space Transportation, EADS-LV designs and develops Ariane launchers, orbital infrastructures, the ATV Cargo Carrier for the International Space Station, launchers for France's nuclear deterrent forces and a range of space equipments. EADS-LV has 3,200 employees in France and had total revenues of 1,045 million Euros in 2000.

Press Contacts:

EADS
Roland Sanguinetti
+ 33 1 42 24 24 26
Martine Galland
+ 33 1 42 24 22 54

BAE SYSTEMS
Richard Coltart
+44 1252 384 875
Phil Soucy
+44 1252 384 797

(16)

The choice made by Hispasat for the building of the satellite Amazonas is an acknowledgment of EADS technologies competitiveness in the spatial field

Press Releases

- French version
- German version

Amsterdam, 07 January 2002

EADS European Aeronautic Defence and Space Company welcomes the choice made by Hispasat, first operator of satellite communications in the Hispanic and Portuguese-speaking world, to entrust it's subsidiary Astrium with the building of the Amazonas satellite.

"In a difficult space market, it is a very good news. It is also the acknowledgment of the performances of our technologies for the new generation satellites and the proof of our competitiveness on the field of space activities ", declared Philippe Camus and Rainer Hertrich, EADS'S CEOS.

Intended to cover Brazil, South America and the South of the United States, Amazonas is a big satellite of the category of 7 tons. It is also the seventh Eurostar 3000 platform of Astrium. The launch of the first satellite of this generation, Intelsat 10, is foreseen towards the end of year 2002.

EADS is the largest European aerospace company and No. 2 worldwide. Astrium, leader in European space industry, is an EADS joint company with BAE SYSTEMS.

Contact:

EADS Corporate Communications

Rainer Ohler

+49 89 607-34235

Miguel Sanchez

+ 34 91 585 77 89

Roland Sanguinetti

+ 33 1 42 24 24 26

European Aeronautic Defence and Space Company EADS N.V
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Avda. de Aragon, 404, 28022 Madrid Spain

BAE SYSTEMS EADS FINMECCANICA

17

MBDA, a Global Company for Missile & Missile Systems

Press release

French version

German version

02 MAY -2 AM 8:05

London, Rome, Amsterdam, December 19, 2001

Eight months after the signature of the shareholders agreement for the incorporation of a single company re-grouping the missile and missile systems activities of BAE SYSTEMS, EADS and FINMECCANICA respective subsidiaries, the process of creating MBDA has been successfully completed.

With a total annual sales figure exceeding EUR 2 billion and an impressive order book of around EUR 13 billion, the new company is a market leader.

"Our joint venture benefits from the support of three major aerospace companies, BAE SYSTEMS, EADS and FINMECCANICA, and, in its own right, is a world player, giving good value for money for its customers and shareholders as well", said BAE SYSTEMS' CEO John Weston.

"Taking the best European skills in the field, and building upon the experience of the most exported programmes, MBDA possesses a powerful base in high technology and shall take the lead in developing New Generation weapon systems; we are proud of our new joint company", said Philippe Camus and Rainer Hertrich, CEOs of EADS.

Alberto Lina, Chairman and CEO, and Giuseppe Bono, Managing Director and COO of FINMECCANICA, said: "the international situation proves every day the need for high performance of the defence industry. MBDA has the critical mass to offer armed forces the best global solutions for today's as well as tomorrow's requirements, as the strongest European answer to the global rationalisation needs ".

With the most salient programmes as the air to air future combat system Meteor, the antimissile missile Aster family and the cruise missile Storm Shadow/Scalp EG family, MBDA is already in a leading position and is best positioned to provide answers in the large debate over new threats, missile defence or power projection.

MBDA - the management of which is headed by Fabrice Brégier - will encompass the remaining missile activities of its shareholders and has a strategic alliance with the German missile industry (starting with LFK, an EADS and MBDA common company) as well as with the Spanish missile industry (with EADS-Casa, Indra and Izar).

"A winning team, MBDA will increase and strengthen co-operative programmes which represent the success of European technology in the field of Defence" agreed the CEOs jointly. On the Meteor programme, for instance, MBDA will from the very beginning fit all major European platforms, including Eurofighter Typhoon, Rafale and Gripen.

Note to the Editors:

MBDA has been created from the merger of Matra BAe Dynamics, Aerospatiale Matra Missiles and Alenia Marconi Systems (Missile Division). The company is jointly owned by BAE SYSTEMS (37.5%), EADS (37.5%) and FINMECCANICA (25%) with equal rights.

The agreement to form MBDA was signed on 20 October 1999 by the three shareholders, BAE SYSTEMS, EADS and FINMECCANICA.

Two holding companies (MBDAH/AMSH) have been created, which equally hold the shares in MBDA on behalf of the shareholders. The trading entity, MBDA SAS, is registered in France. The shareholders exercise their control through the MBDA management board.

For further information contact:

EADS

Roland Sanguinetti

+33 (0)1 42 24 24 26

Frédéric Aragon

+33 (0)6 07 06 57 99

Finmeccanica

Roberto Ceredi

+39 06 324 730 26

Silvia Pellicciari

+39 06 324 730 26

BAE SYSTEMS

Richard Coltart

+44 1252 384 875

European Aeronautic Defence and Space Company EADS N.V

Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany

EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France

EADS CASA Ava. de Aragon, 404, 28022 Madrid Spain

EADS: A400M Decision has High Impact on Further Integration of Europe - Largest Contract Ever

Press Releases

- French version
- German version
- Spanish version

Amsterdam, 18 December 2001

Philippe Camus and Rainer Hertrich, the Chief Executive Officers of EADS European Aeronautic Defence and Space Company welcomed the final decision of eight European nations to purchase a total of 196 Airbus Military A400M transport aircraft. "This is the largest contract for EADS since the company's creation," said Camus and Hertrich. "It is proof of the complementarity between our civil and defence activities." EADS will also expand its multi-mission aircraft business.

"A400M is one of the first common procurement projects with a highly political and economic impact on increased European integration," said the CEOs. "We are glad that we are now able to start this important programme."

Please click on image to download: A400M (400 dpi) © EADS

The CEOs added that "EADS has become a strong competitor in the promising market of military transport aircraft. The A400M is the most modern air lifter available and will be the best choice for customers worldwide."

"A400M is one of the first common procurement projects with a highly political and economic impact on increased European integration," said the CEOs. "We are glad that we are now able to start this important programme."

Please click on image to download: A400M (400 dpi) © EADS

The CEOs added that "EADS has become a strong competitor in the promising market of military transport aircraft. The A400M is the most modern air lifter available and will be the best choice for customers worldwide."

The signature took place during a meeting of European NATO Defence Ministers in Brussels. The contract was signed between Airbus Military and the European Defense Purchasing Agency OCCAR. The first aircraft is due to fly in 2006, with the first customer deliveries beginning in 2008.

Please click on image to download: A400M (400 dpi) © EADS

The airlifter will be developed and built by Airbus Military of Toulouse, which unites Airbus (an EADS Company with BAe Systems, 64%), EADS (25.5%), TAI (Turkey, 5%), Flabel (Belgium, 4%) and Ogma (Portugal, 1.5%). Alberto Fernandez, CEO of EADS CASA as well as Head of EADS

Military Transport Aircraft Division has been appointed as the President of Airbus Military. The Military Transport Aircraft Division is responsible for the A400M programme within EADS. The final assembly line of the A400M will be located at the San Pablo facility in Seville, Spain.

Contact:

EADS Corporate Communications

Rainer Ohler

+49 89 607-34235

Miguel Sanchez

+ 34 91 585 77 89

Roland Sanguinetti

+ 33 1 42 24 24 26

European Aeronautic Defence and Space Company EADS N.V.
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava. de Aragón, 404, 28022 Madrid Spain

19

EADS welcomes the decisions taken by the ESA Ministerial Conference

Press release

French version

Amsterdam, 16 November 2001

EADS European Aeronautic Defence and Space Company welcomes the results of the ESA Ministerial Conference.

"The decisions taken during the ESA Ministerial Conference are a strong signal for shaping the future of European space activities. The funding of Galileo, the confirmation of Ariane 5 launcher step 3 and the initiative for research and development programmes of next generation telecommunications satellites (ARTES), as well as the new GMES (Global Monitoring for Environment and Security) are encouraging signals for the future ", said Philippe Camus and Rainer Hertrich, EADS CEOs.

EADS, the European leader in space industry, heavily involved in most of these programmes, will reorganise its launchers activities presently split between EADS Launch Vehicles and Astrium to reinforce Ariane's competitiveness.

Contacts:

Rainer Ohler

+49 89 607 34 235 Roland Sanguinetti

+33 1 42 24 24 26 Miguel Sanchez

+34 91 585 77 88

European Aeronautic Defence and Space Company EADS N.V
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Avda. de Aragon, 404, 28022 Madrid Spain

EADS posts strong third-quarter: Revenues increase of 26% to EUR 6.6 billion

26

Press release

- French version
- German version
- Spanish version

- Revenues for the nine months beginning January and ending September 2001 rose 30% to EUR 20.7 billion compared to the same period last year
- Third quarter revenues grew 26% compared to Q3 2000
- Order intake up 52% in the first nine months, representing more than twice the size of revenues
- CEOs: "We expect to achieve our revenues and EBIT growth targets set for 2001, and we have been taking active measures to preserve reasonable profitability as a reaction to an increasingly challenging environment."

Amsterdam, November 13, 2001

EADS European Aeronautic Defence and Space Company (stock exchange symbol: EAD) is on track to achieve revenues and profit targets set for the current year, thanks to sound company fundamentals, despite the challenging market environment. The world's second largest aerospace and defence company announced on Tuesday strong third quarter revenues representing an increase of 26% to EUR 6.6 billion over the third quarter of last year. Excluding the impact of the first time consolidation of Airbus UK in 2001, this increase represents a rise of 9% compared to pro forma figures for the same period last year.

Year-to-date revenues as of September 30 amounted to EUR 20.7 billion, up 30%. Excluding the impact of the consolidation of Airbus UK, nine-months revenues increased by 12%. This double-digit growth in revenues was generated through increased deliveries by Airbus, revenues growth in all divisions but Space, and the stronger US-Dollar.

Philippe Camus and Rainer Hertrich, CEOs of EADS, stated: "Our growth forecasts for the full year 2001 are confirmed by our third-quarter figures. We expect to achieve our 20% revenue growth target for 2001, despite a now more challenging global economic environment. The company is on track for an EBIT increase of 15% for the current year on the basis of 320 Airbus aircraft deliveries."

According to the CEOs, "the company's fundamentals remain sound. Following the events of 11 September, we have taken active company-wide measures to maintain profitability. These include: the freezing of Airbus production capacity at the current level; the hiring freeze at Airbus besides the A380 project; and the implementation of on-going cost savings plans. These steps, combined with our highly flexible production system, will allow us to be profitable even with significant variation in Airbus production rates."

"In 2002, EADS anticipates delivering 300 Airbus aircraft. Thanks to its flexible production system, Airbus is able to maintain profitability at this production level," the CEOs said.

"The development of the A380 continues as planned," the CEOs added, "since the commercial prospects of this product are outstanding, confirmed by the large order of 22 A380 aircraft by Emirates. In addition, the positive trend in our defence business is underlined by the strong revenues growth achieved at the Defence and Civil Systems and Aeronautics divisions, with plus 24% and 12% growth, respectively, in the first nine months of 2001 compared to the same period of 2000."

EADS' order intake grew 52% to EUR 47.2 billion during the first nine months of 2001. Order backlog at 30 September increased by 51% to reach EUR 182.4 billion. Representing six years of business, the order backlog gives EADS unique strength to manage the current difficult market conditions.

In the first nine months of 2001, revenues at the Airbus division showed a 40% growth, mainly thanks to higher deliveries (236 compared to 218), to favourable US-Dollar exchange rates and to the Airbus UK consolidation effect. Even without this effect, Airbus revenues grew by 12 %. Through September 2001, Airbus had received 325 gross aircraft orders, representing a high market share of 58%, underlining the market preference for Airbus products. These commercial successes result in a strong and solid order backlog of 1,665 aircraft worth EUR 155 billion, with a balanced geographical breakdown and a market share of 54%. Despite the tense current market conditions, Airbus has confirmed its previous plans to book a total of 350 to 400 new gross orders for the full year 2001.

Revenues at the Military Transport Aircraft division increased 39% in the first nine months, mainly thanks to the increased business with the Spanish Air Force. Orders for eight C-295 aircraft for the Polish Air Force and the contract for 86 wings for the Dornier 728 aircraft resulted in a very strong rise in order intake in the third quarter.

Revenues at the Space division were down 6% during the first nine months of 2001, compared to the same period of 2000. The situation at Space is mainly a product of the difficult market environment, particularly in the commercial telecommunications satellite and commercial launcher businesses. Order intake was lower than in 2000, when some large long-term contracts for Ariane 5, ballistic missiles and telecommunications satellites were awarded.

Revenues at the Defence and Civil Systems division grew by 24% during the nine month period, compared to last year. Revenue growth was a result of increases in the missiles business based on a strong order backlog, as well as an effect of the first-time full consolidation of EADS Defence and Security Networks (EDSN). Orders decreased compared to the same period of last year due to lower intake in the missiles business. As of September 30, backlog represents roughly three years of revenues.

The Aeronautics division experienced 12% growth during the 9-months-period mainly thanks to the ramp-up of the Eurofighter and higher sales for civil helicopters of Eurocopter. Large long-term orders in the defence projects support the high order backlog of Aeronautics representing three years of revenues. The order intake in the first nine months of last year was exceptionally high thanks to serial and development contracts for the four-nation NH90 helicopter. The recent successful campaigns for the export of Eurocopter's Tiger helicopters to Australia and for the NH90 to the Nordic countries (EADS share worth about EUR 1.3 billion for both) will further boost the

order backlog.

EADS European Aeronautic Defence and Space Company is the largest European aerospace and defence company and the second largest worldwide. In 2000, revenues amounted to EUR 24.2 billion (excluding Airbus UK) and EADS had a workforce of 102,600 at the end of September 2001 (including 100% of Airbus). It is active in the sectors of commercial aircraft, helicopters, space, military transport and combat aircraft as well as defence technology and services. Among others, EADS holds 80 percent of Airbus, 75 percent of the space company Astrium, 100 percent of the helicopter manufacturer Eurocopter, 43 percent in the Eurofighter programme and a prospective 37.5 percent in the missile company MBDA (in formation).

Contact:

Eckhard Zanger
EADS Communications Finance
Tel. +49 89 607 27961

EADS Figures Third Quarter 2001

EADS Figures Third Quarter 2001 **Revenues** in millions of EUR	**July - September 2001**	**July - September 2000**	**Change**
Airbus*	4,449	3,506	+27%
Military Transport Aircraft	111	146	-24%
Space	489	555	-12%
Defence and Civil Systems	686	578	+19%
Aeronautics	1,141	877	+30%
Eliminations and Headquarters	-234	-377	+38%
Total	**6,642**	**5,285**	**+26%**

*Airbus 100% consolidated from 2001 onwards. In 2000, only EADS' 80% share in Airbus was consolidated. Order intake and backlog at catalogue prices.

Order Intake in billions of EUR	**July - September 2001**	**July - September 2000**	**Change**
Airbus*	2.1	4.4	-52%
Military Transport Aircraft	0.7	0.1	+600%
Space	0.2	0.5	-60%
Defence and Civil Systems	0.7	1.0	-30%
Aeronautics	1.2	1.2	+0%
Total	**4.4**	**7.2**	**-39%**

*Airbus 100% consolidated from 2001 onwards. In 2000, only EADS' 80% share in Airbus was consolidated. Order intake and backlog at catalogue prices.

Order Backlog in billions of EUR	**30 September 2001**	**30 September 2000**	**Change**
Airbus*	154.7	92.9	+67%
Military Transport Aircraft	1.4	0.7	+100%
Space	4.0	4.6	-13%

Defence and Civil Systems	9.4	9.7	-3%
Aeronautics	13.8	12.8	+8%
Total	**182.4**	**120.7**	**+51%**

*Airbus 100% consolidated from 2001 onwards. In 2000, only EADS' 80% share in Airbus was consolidated. Order intake and backlog at catalogue prices.

EADS Figures January - September 2001

Revenues in millions of EUR	**January - September 2001**	**January - September 2000 (proforma)**	**Change**
Airbus*	14,431	10,327	+40%
Military Transport Aircraft	306	220	+39%
Space	1,543	1,639	-6%
Defence and Civil Systems	2,044	1,646	+24%
Aeronautics	3,161	2,828	+12%
Eliminations and Headquarters	-800	-790	-1%
Total	**20,685**	**15,870**	**+30%**

*Airbus 100% consolidated from 2001 onwards. In 2000, only EADS' 80% share in Airbus was consolidated. Order intake and backlog at catalogue prices.

Order Intake in billions of EUR	***January - September 2001***	***January - September 2000 (proforma)***	***Change***
Airbus*	40.9	19.9	+106%
Military Transport Aircraft	0.8	0.3	+167%
Space	0.8	1.9	-58%
Defence and Civil Systems	1.9	2.3	-17%
Aeronautics	3.6	6.8	-47%
Total	**47.3**	**31.2**	**+52%**

*Airbus 100% consolidated from 2001 onwards. In 2000, only EADS' 80% share in Airbus was consolidated. Order intake and backlog at catalogue prices.

For 2001, order intake and backlog figures include Eliminations and Headquarters. In 2000, all divisional figures are on a stand-alone basis, i.e. they do not include orders within the EADS group.

European Aeronautic Defence and Space Company EADS N.V.
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava. de Aragón, 404, 28022 Madrid Spain

EADS: A380 contract with Emirates Airlines proves strong confidence in the commercial aircraft market and the Airbus Superjumbo

21

Dubai, 4 November 2001

Press Release

- French version
- German version
- Spanish version

Philippe Camus and Rainer Hertrich, the Chief Executive Officers of EADS European Aeronautic Defence and Space Company, congratulate both Emirates Airlines and the EADS subsidiary Airbus on the signing of the contract for 22 A380 superjumbos (firm orders) and 10 options. The agreement also contains an order for 3 A330-200 and a letter of intent for 8 A340-600. The signature took place on Sunday at the 7th International Aerospace Exhibition 2001 in Dubai, United Arab Emirates.

"Our most cordial thanks go out to Emirates for the trust it has placed in the A380" Camus and Hertrich said. Last year, Emirates was one of the first airlines to commit publicly to a future investment in the A380. "By ordering more than three times of the original number, Emirates has now sent out a signal with an economic significance far beyond the borders of the aviation industry", continued the two CEOs.

"This contract demonstrates customer confidence in both the market and the A380", said Hertrich and Camus. "It confirms also EADS's belief that the sound mid- and long-term prospects of the aviation industry will prevail over the current turbulence: Aviation remains a strong growth market and needs new and innovative products providing 21st century technology."

Camus and Hertrich underlined, that "today's contract signature provides further clear evidence that the market proves what EADS and Airbus have always maintained: that the A380 superjumbo is the right aircraft at the right time. The A380 programme is fully in line with our objectives in terms of cost, timeframe and marketing".

EADS is the largest European aerospace company and No. 2 world-wide. Airbus is an EADS company with BAE Systems.

Contact for Communications:

Rainer Ohler	+49 89 607 34235
Miguel Sanchez	+ 34 91 585 77 89
Roland Sanguinetti	+ 33 1 42 24 24 26

European Aeronautic Defence and Space Company EADS N.V.
Le Carre Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany

EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Avda. de Aragon, 404, 28022 Madrid Spain

22

Concerning the A380

Paris, October 31, 2001

Press Release

French version

In reaction to comments in the press, Philippe Camus, CEO of EADS, declared: "There is no debate over the future of the A380. It is a great project whose commercial success continues to be confirmed."

European Aeronautic Defence and Space Company EADS N.V.
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava. de Aragón, 404, 28022 Madrid Spain

93

EADS officially takes stake in Finnish Patria

Press release

- French version
- German version

- Finnish government presents share certificates to EADS
- EADS now has 26.8 percent share in Patria

Helsinki, 18 October 2001

With the official handover of the share certificates on Wednesday, EADS European Aeronautic Defence and Space Company has acquired a 26.8% share of Patria Industries Oyj. The price of the EADS share package is EUR 42 mill. The presentation of the share certificates took place at a ceremony in the presence of Markku Tapio, Director General State Shareholdings Unit at the Finnish Ministry of Trade and Industry.

At the same time it was confirmed that three EADS executives are to become new members of the nine-strong Patria board of Directors: Friedrich Dörhöfer, Chief Operating Officer Eurocopter, *Hervé Garnier, Senior Vice President Western Europe of EADS International and Robert Zaun,* Vice President Controlling Aeronautics Division, EADS.

02 MAY -2 AM 8:05

The CEOs of EADS, Philippe Camus and Rainer Hertrich, stated: "EADS is now the official partner of the Number 1 in the Finnish aerospace industry. This is a further step towards integrating the *European aerospace industry. The partnership with Patria offers us a good starting base in the* north European market and it strengthens our defence business. Especially in the area of helicopters with the

NH90 programme, in the missiles-sector with the Mistral-programme or in the area of defence electronics we see excellent opportunities for cooperation."

Jorma Wiitakorpi, President and CEO of Patria, commented: "The strategic partnership with EADS gives Patria the chance to expand its business activities in European projects which is of great importance to us. In addition, this strengthens Patria's ability to meet future requirements in the Nordic area, in both the commercial and defence sectors where this partnership represents a pioneering step."

Patria's core business includes products and services in the areas of aerospace, defence and telecommunications. The company has its headquarters in Finland and a number of sites in Sweden. In 2000, Patria achieved net revenues of EUR 208.5 mill. The company has a workforce of approximately 2,200.

With annual revenues amounting to EUR 24.2 billion and a workforce of roughly 100,000, EADS European Aeronautic Defence and Space Company is the largest aerospace company in Europe and the Number 2 in the world. EADS has a number of holding interests, including 80 percent in Airbus, 75 percent in the space company Astrium, 100 percent in the helicopter manufacturer

Eurocopter and 43 percent in the Eurofighter programme, and is due to take a 37.5 percent stake in the guided missile producer MBDA, which is currently undergoing formation.

The contracts associated with this agreement were signed in Helsinki in June. In recent weeks, they had been approved by the Finnish government, the controlling bodies of EADS and Patria and also the competition authorities in Finland, Germany and Sweden.

Your point of contact:

Dr. Rainer Ohler
+ 49 89 607 34 235
Miguel Sanchez
+ 34 91 585 77 88
Roland Sanguinetti
+ 33 1 42 24 24 26

European Aeronautic Defence and Space Company EADS N.V
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava. de Aragón, 404, 28022 Madrid Spain

EADS to donate FF1 million to victims of the disaster in Toulouse

(24)

Press release

- French version
- German version

Amsterdam, 25 September 2001

EADS European Aeronautic Defence and Space Company will give FF 1 million to support the victims of the disaster occured in Toulouse and their families.

" We, as well as every member of the EADS' staff, have been shocked and deeply touched in front of the view of the disaster occured the 21st of September. Our thoughts go to all the families who are now heartbroken. ", said Philippe Camus and Rainer Hertrich, the CEOs of EADS.

The history of EADS has been, for a long time, closely linked with the history of Toulouse and the group is very present in the region through its main subsidiaries Airbus and Astrium, but also ATR, Cimpa, EDSN Tests & Services, Matra Nortel and MSI.

Contacts for Communications :

Rainer Ohler	+49 89 607 34 235
Miguel Sanchez	+34 91 585 77 89
Roland Sanguinetti	+33 (0)1 42 24 24 26

European Aeronautic Defence and Space Company EADS N.V.
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava. de Aragón, 404, 28022 Madrid Spain

EADS delivers strongly profitable first half year results

- **EADS increases half-year Earnings Before Interest and Taxes by 38% to EUR 764 million, in line with revenues**
- **CEOs: "EADS core businesses and its financial situation are sound. We have the flexibility to adapt to a challenging environment in civil aviation and to deliver value."**

Amsterdam, 20 September 2001

Press releases

- German version
- French version
- Spanish version

Further information

- EADS First Half-Year Results 2001

EADS European Aeronautic Defence and Space Company (stock exchange symbol: EAD), the world's second largest aerospace and defence company, again delivered profitable growth in the first half of 2001.


EADS

From left to right: Christian Poppe (Corporate Communications), Rainer Hertrich (Chief Executive Officer), Philippe Camus (Chief Executive Officer) and Axel Arendt (Chief Financial Officer) © EADS

The EADS-CEOs, Philippe Camus and Rainer Hertrich said, "The aerospace market is entering a new and challenging environment. However, we believe that our strong business fundamentals and an array of new products and services both on civil and defence markets, as well as initiatives and actions we have already started allows us to maintain our 2004 operating margin target of 10% despite a highly uncertain market."

Half-year Earnings Before Interest and Taxes (EBIT, pre-goodwill and exceptional items) rose by 38% to EUR 764 million (first half year 2000: EUR 553 million). This increase was slightly higher than revenue growth of 33% to EUR 14 billion and was achieved despite the anticipated increase in Research and Development costs, mainly related to the A380. Total self-financed Research and Development increased from EUR 594 million to EUR 853 million. EADS published its half-year report on Thursday in Amsterdam.

Strong rise in profits in first half of 2001

The rise in EBIT in the first half of 2001 was generated through the first-time 100% consolidation of Airbus (80% prior to 2001) and the increase of deliveries at Airbus.

According to EADS CFO Axel Arendt, "Even without the full consolidation of Airbus, EADS would have achieved double-digit growth of revenues and EBIT during this period, thanks to strong performance throughout our portfolio. EBIT grew in all divisions but Defence and Civil Systems, where we are expected to post a positive EBIT for the second half of this year."

Net Income turned positive and reached EUR 1,657 million (first half 2000: EUR -359 million). This figure includes total exceptional items of EUR +1.2 billion (including tax effects) mainly from the creation of the integrated Airbus SAS. EADS has reached a Net Income pre goodwill and exceptionals of EUR 456 million. Earnings per share pre-exceptional items amounted to EUR 0.56 (first half 2000: EUR -0.14).

Free Cash Flow, which was negative in the first half of 2000, made a positive turnaround to reach EUR 526 million. This is mainly the result of improved cash flow from operations.

Order intake rose sharply to EUR 42.8 billion in the first half year of 2001 (January to June 2000: EUR 24.0 billion), as already reported by EADS on 9 August. Total order backlog continued to increase and reached EUR 185 billion at the end of June 2001, an increase of 56% from June 2000 and of 9% from March 2001. The EADS order backlog is equivalent to more than six years of business and is the highest in the aerospace and defence industry worldwide.

Camus and Hertrich stated, "EADS has exceeded expectations. Our solid performance will continue thanks to our value-driven management, a portfolio of young, highly successful commercial and defence products and services, and continued synergies and savings." EADS expects to fulfil its stated targets of 15% EBIT growth and 20 % revenue growth in 2001.

Adapting to challenges

Camus and Hertrich emphasised that the company is actively adapting to the tense international environment. "We are well aware of the risks on international business caused by the recent and contemptible acts of terrorism in the United States," the CEOs stated at the half-year results press conference. "However, although it is too early to know all the future implications we might face, the management is actively taking steps to maintain utmost flexibility and ensure healthy margins, including tight control of our costs. We are taking all appropriate measures to stay on track, including freezing certain investment and capacity extension," the CEOs added. "We are mobilising company wide technological research to respond to the security challenge."

The EADS-CEOs also noted that "We can rely on our strong orderbook, and our increasingly strong defence business. EADS has the right technologies and products to meet growing defence needs, not only in aircraft and missiles, but also in the fields of surveillance, reconnaissance,

telecommunications, and defence electronics."

Airbus: 320 aircraft deliveries in 2001 - production ramp-up frozen

Airbus has, at the very moment, several important assets: a strong backlog of firm orders (1,682 aircraft, more than 50 % of the world total for commercial aircraft above 100 seats), a strong total of firm orders for delivery in 2002 (375), and an increase in market share of deliveries that will lead it to 50 % of the world deliveries over the next few years.

Moreover, its portfolio of firm orders for deliveries in 2002 to 2004 is well diversified (about ¼ for USA, ¼ for Europe, ½ for the rest of the world - including lessors).

For 2001, the planning of deliveries is currently kept at the level of approximately 320 aircraft.

The new situation created by the September 11th terrorist attacks in the US makes it difficult to formulate immediately a precise delivery forecast for 2002 and beyond.

To accommodate its large backlog and increasing workshare, Airbus had been planning to increase production progressively over the next two years. However, taking into account the slowdown of the business, Airbus had already decided in the summer to adjust for a lower growth of the production. In view of the current events, complementary measures have been taken. Airbus has decided to freeze the ramp up of production at the present level (mid 300's in aircraft numbers). Additional investments or hirings are put on hold.

As a matter of fact, the flexibility embedded in the production tool and the workers contracts enable Airbus to adapt to production rates fluctuations in a 15 % overall range.

The flexible organisation of Airbus production allows for profitability even below this range.

The A380 development will continue exactly as planned.

Sound improvements in results in most divisions

Airbus achieved a 52% increase in EBIT to EUR 797 million in the first half of the year, representing around half of the full year forecast. The division delivered 162 aircraft (first half 2000: 145) and reached net orders, after cancellations, for 250 aircraft (first half 2000: 234). The order backlog totalled 1,714 aircraft at the end of June 2001.

The Military Transport Aircraft division reduced its losses and recorded an EBIT of EUR- 21 million. Stronger revenues, compared to the first half of 2000, are mainly attributable to an increase of business with the Spanish Air Force (+ EUR 30 million) and to the inclusion of internal sales with other divisions of CASA (+ EUR 90 million); these were not included in the figures for the half year 2000. The success of the contract signed recently with the Polish government for the acquisition of eight C295 Military transport aircraft adds to the positive future."

EBIT at the Space division rose 16% to EUR 29 million. Revenues remained on the same level as last year. Following an exceptionally high order intake in 2000, orders are - as expected - at a lower level this year.

At the Defence and Civil Systems division, results were particularly influenced by additional provisions in order to improve the performance of missiles EADS/LFK and the market downturn in civil telecommunications (civil joint ventures with Nortel). EADS expects that the division will

achieve a positive EBIT in the second half of the year. Revenues in the first six months increased thanks to the missile business - backed up by a strong order backlog - and to the full consolidation of EADS Defence and Security Network for the first time (first half of 2000 includes only one month of EDSN revenues). Order intake decreased slightly, due to certain order delays. However, important decisions are expected for the second half of the year, such as the Meteor order. The recent acquisition of COGENT in the UK is a key element of EADS' strategy towards expansion in the buoyant market of secured telecommunications.

At the Aeronautics division, EBIT increased by 60 % to EUR 85 million, while revenues rose by 4%. A positive impact on revenues is derived from Eurocopter deliveries of 130 helicopters in the first six months of the year (first half 2000: 105 helicopters). Order intake reached EUR 2.3 billion thanks to new contracts signed with the core conversion center Elbe Flugzeugwerke (EFW), as well as with the Military Aircraft business unit and Eurocopter.

EADS European Aeronautic Defence and Space Company is the largest European aerospace company and the No 2 worldwide in terms of revenues. The Group has 100,200 employees. It is active in the sectors of commercial aircraft, helicopters, space, military transport and combat aircraft as well as defence technology and services. Among others, EADS holds 80 percent of Airbus, 75 percent of the space company Astrium, 100 percent of the helicopter manufacturer Eurocopter, 43 percent in the Eurofighter programme and will in future hold 37.5 percent in the missile company MBDA. EADS is listed at the Frankfurt, Madrid and Paris stock exchanges.

Contact:

Eckhard Zanger
EADS Communications Finance
Tel. +49 89 607 27961

European Aeronautic Defence and Space Company EADS N.V.
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava. de Aragón, 404, 28022 Madrid Spain

EADS to donate Two Million Dollars to Victims of Terrorist Attacks in the USA

26

Press release

- French version
- German version

Amsterdam, 18 September 2001

EADS European Aeronautic Defence and Space Company will give US $ 2 mill. to support victims of the terrorist attacks and their families. The money is dedicated to people in need in New York and Washington as well as to the bereaved of the passengers in the aircraft which crashed.

"In this time of unprecedented sorrow and challenge to values we share and cherish we want to show our solidarity with all those who have suffered and are still suffering owing to this cruel and ruthless attack", said Philippe Camus and Rainer Hertrich, the CEOs of EADS. "This was an assault on innocent citizens of a world which must defend its freedom."

EADS is No 2 worldwide in the defence and aerospace industry. Its comprehensive product portfolio includes Airbus passenger aircraft, Eurocopter helicopters, CASA military transport aircraft, satellites and Ariane launcher rockets. EADS investments in the US include subsidiary operations in 37 cities in 21 states and the District of Columbia.

Contact for Communications:

USA:

Jesse Drake
+1 202-776-0988

Europe:
Rainer Ohler
+49 89 607 34 235
Miguel Sanchez
+34 91 585 77 89
Roland Sanguinetti
+33 1 42 24 24 26

European Aeronautic Defence and Space Company EADS N.V.
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Avda. de Aragón, 404, 28022 Madrid Spain

97

North European Decision in Favour of NH 90 Military Transport Helicopter is Further Strengthening EADS Defence Business

Press release

- French version
- German version

Amsterdam, 14 September 2001

EADS European Aeronautic Defence and Space Company welcomes the decision of the governments of Finland and Norway to purchase the European military transport helicopter NH 90.

The two Nordic countries will place 34 firm orders and 10 options for the NH 90. EADS is participating in the programme with 62.5 percent via its 100 percent subsidiary Eurocopter. The Swedish government should announce its decision in the coming days.

For Philippe Camus and Rainer Hertrich, the two CEOs of EADS European Aeronautic Defence and Space Company, this is yet again a proof of the Group's efficiency.

"With this success, the military helicopter order book of Eurocopter will reach a record high of nearly 500 aircraft", underlined Philippe Camus. "This is the proof that helicopters have become a major and undoubted component of the aeronautic activity of EADS."

"This new success is added to a long series of cooperations between EADS and the North European countries", said Rainer Hertrich. In June of this year EADS acquired a 26.8 percent stake in the Finnish aerospace and defence group Patria Industries Oyj. The decision in favour of NH 90 will further strengthen the integration of the Nordic aerospace industry in European structures. "Nordic companies can benefit a lot from linking up with a group which is No. 2 worldwide in Aerospace and we are looking forward to increasing our cooperation with North European partners".

With the selection of these helicopters, the success story of EADS in the international defence business continues. In August 2001, the Australian government decided in favour of Eurocopter's Tiger combat helicopter. EADS CASA has also received an order for four Maritime Patrol Aircraft by the United Arab Emirates and the Polish Air Force will purchase eight C-295 transport aircraft. Estonia will implement an EADS-made coastal surveillance radar to secure its maritime borders.

"Now we are looking forward to signing industrial contracts for two hundred A400M military transport aircraft and Meteor missiles with major European customers", said Camus and Hertrich.

Contact for Communications:

Contact for Communications:

Rainer Ohler Tel. +49 89 607 34 235

Miguel Sanchez Tel. +34 91 585 77

Roland Sanguinetti Tel. +33 1 42 24 24 26

European Aeronautic Defence and Space Company EADS N.V.
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava de Aragón, 404, 28022 Madrid Spain

28

EADS order intake increases strongly in the first half year of 2001

Press release

- French version
- German version
- Spanish version

- **New order intake of EUR 42.8 billion continues to be substantially higher than revenues - firm order backlog of EUR 185 billion**
- **Revenues of EUR 14.0 billion for first six months confirm forecasts of a 20% growth in revenues for the full year**
- **EADS now ranks number one in its industry worldwide in terms of order backlog and number two in terms of revenues**
- **CEOs: "Successes in the first half-year strongly confirm our prospects for the full year 2001"**

02 MAY -2 AM 8:05

Amsterdam, 9 August 2001

EADS European Aeronautic Defence and Space Company (stock exchange symbol: EAD) reports *a successful first half- year in 2001 with order intake rising sharply to* EUR 42.8 billion (first half year 2000: EUR 24.0 billion). This order intake continues to be substantially higher than revenues in the same period.

Total order backlog reached EUR 185 billion at the end of June 2001, an increase of 56% from June 2000 and of 9% from March 2001. The increase is mainly attributable to the full consolidation of Airbus since the beginning of the year and to the aircraft manufacturer's strong order intake, including 155 orders for commercial aircraft received during the Paris Air Show. Orders received by the end of June included 38 firm orders for the A380 superjumbo (currently: 48 firm orders). The EADS order backlog is equivalent to more than six years of business and is the highest in the aerospace and defence industry worldwide. It provides a solid foundation for EADS' profitable growth prospects.

From January to June 2001, revenues increased by 33% to EUR 14.0 billion, compared to pro forma revenues of EUR 10.6 billion in the first half of the previous year. EADS now ranks number two in its industry in terms of revenues.

The rise in revenues was generated mainly through the first-time 100% consolidation of Airbus (80% prior to 2001), the increase of deliveries at Airbus and the stronger US-Dollar. Revenues also rose in all other divisions but Space.

Philippe Camus and Rainer Hertrich, CEOs of EADS, stated that: "Our successes in the first half year strongly confirm our prospects for the full year 2001. The performance of all our divisions is in line with our plans. The prospects for EADS continue to be sound as we build a very positive outlook for growth in revenues and earnings by reinforcing an already extremely strong position in

terms of our order backlog."

The positive development of revenues during the first half year of 2001 confirm forecasts announced in May of a 20% growth in revenues for the full year. If the US-Dollar remains at its current level, the 20% target will be exceeded. Nevertheless, the revenues split between the first and the second half of the year will be more balanced in 2001 compared to 2000.

The forecast for Earnings before Interest and Taxes (EBIT, before goodwill and exceptional items) is confirmed at an expected growth rate of 15% for the full year 2001, based on EUR 1.4 billion in 2000. This increase will mainly be attributable to higher deliveries at Airbus and the first-time 100% consolidation of this division. This result is to be achieved despite the anticipated sharp increase in Research and Development costs, mainly related to the A380.

EADS will publish its complete earnings figures for the first six months of 2001 at its half-year results press conference in Amsterdam on 20 September 2001.

The revenues, order intake and order backlog of the respective EADS divisions in the first half year of 2001, compared to the same period of the previous year, were as follows:

Revenues in millions of EUR	**January - June 2001**	**January - June 2000 (pro forma)**	**Change**
Airbus *	9,982	6,821	+ 46 %
Military Transport Aircraft	195	74	+ 164 %
Aeronautics	2,020	1,951	+ 4 %
Space	1,054	1,084	- 3 %
Defence and Civil Systems	1,358	1,068	+ 27 %
Eliminations and Headquarters	-566	-413	
Total	14,043	10,585	+ 33 %

*in 2000 at 80%; in 2001 at 100%

Order Intake in millions of EUR	**January - June 2001**	**January - June 2000 (pro forma)**	**Change**
Airbus *	38,769	15,529	+ 150 %
Military Transport Aircraft	132	129	+ 2 %
Aeronautics	2,334	5,575	- 58 %
Space	651	1,467	- 56 %
Defence and Civil Systems	1,267	1,288	- 2 %
Total **	42,811	23,988	+ 78 %

*in 2000 at 80%; in 2001 at 100%; at catalogue prices

**incl. Eliminations and Headquarters

Order Backlog in millions of EUR	**30 June 2001**	**30 June 2000 (pro forma)**	**% change**
Airbus *	157,746	91,462	+ 72 %
Military Transport Aircraft	830	730	+ 14 %
Aeronautics	13,434	12,709	+ 6 %
Space	4,469	4,798	- 7 %
Defence and Civil Systems	9,435	9,021	+ 5 %

Total **	185,137	118,720	+ 56 %

*in 2000 at 80%; in 2001 at 100%; at catalogue prices

**incl. Eliminations and Headquarters

Airbus delivered 162 aircraft in the first half of the year (first half 2000: 145) and achieved net orders, after cancellations, for 250 aircraft (first half 2000: 234). For the full year 2001, Airbus expects gross orders for 350 to 400 aircraft, thus again exceeding deliveries, which are expected to total around 330 aircraft. Order backlog amounted to 1,714 aircraft at the end of June 2001. The A380 programme is proceeding extremely well, with firm customer commitments already received for 67 aircraft. This figure is expected to rise to 100 around the end of 2001.

The formal creation of the integrated Airbus company was completed on 11 July. Airbus has already been operating as an integrated company since the beginning of 2001, and the positive impact of this new structure is already becoming visible.

The **Military Transport Aircraft** division's major future project, the A400M, was confirmed at Le Bourget Air Show, where a Memorandum of Understanding was signed by European governments. The increase in revenues compared to the first half of 2000 is mainly attributable to an increase of business with the Spanish Air Force (+ EUR 30 million) and to the inclusion of internal sales with other divisions of CASA (+ EUR 90 million), which were not included in the figures for half year 2000.

At the **Aeronautics** division, revenues rose by 4%. A positive impact on revenues is derived from Eurocopter deliveries of 130 aircraft in the first six months of the year (first half 2000: 105 aircraft). Order intake reached EUR 2.3 billion thanks to new contracts signed with the maintenance subsidiary Elbe Flugzeugwerke (EFW), as well as with the Military Aircraft business unit and Eurocopter. The latter was particularly successful at the Paris Air Show, announcing new orders for the NH90 (Portugal), Super Puma, Ecureuil and EC130. The order intake in the first half of 2000 was exceptionally high due to serial and development contracts for the four-nation NH90.

Revenues at the **Space** division remained on the same level as last year. Following an exceptionally high order intake in 2000, orders are - as expected - at a lower level this year.

At the **Defence and Civil Systems** division, revenues increased thanks to developments in the missile business - backed up by a strong order backlog - and to the full inclusion of major parts of EADS Telecoms for the first time (first half of 2000 includes only one month of EDSN revenues). Order intake decreased slightly, due to certain order delays. However, important decisions are expected for the second half of the year, such as the Meteor order.

Reporting annual pro forma revenues of EUR 24.2 *billion in* 2000, EADS *is* Europe's *leading* aerospace and defence company and meanwhile ranks number two worldwide. EADS is listed at the Frankfurt, Madrid and Paris stock exchanges. Following full consolidation of Airbus since January 2001, EADS now has a workforce of 100,200 employees.

Contact:

Eckhard Zanger
EADS Communications Finance
Tel. +49 89 607 27961

Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava. de Aragon, 404, 28022 Madrid Spain

29

EADS confirms its profit targets

Amsterdam, 7 August 2001

EADS has confirmed its short and medium term profit targets on Tuesday, following news about a possible lower increase in commercial aircraft deliveries by 2003. "Our forecasts of an increase in earnings by 15% in 2001, based on an EBIT of EUR 1.4 billion in 2000, as well as of a 10% EBIT margin by 2004, are still valid. Revenues are expected to grow by 20% in 2001. EADS and its Airbus division remain on a strong and sustainable growth path, based on its high order backlog. Order intake continues to be substantially above revenues", EADS-CEO Rainer Hertrich said. The company also confirmed that Airbus will deliver about 330 aircraft in 2001, after 311 in 2000. "Around 400 aircraft to be delivered in 2003 seems to be a reasonable figure, and it still means a substantial increase in deliveries", Hertrich said. The Airbus production system is flexible enough to meet customer demand and to adapt to market developments. Details about the medium-term Airbus delivery plan will be presented at the EADS half-year results press conference on 20 September 2001. EADS will publish its revenues and order intake figures on the first half-year 2001 on 9 August.

Contact:

Eckhard Zanger
EADS Communications Finance
Tel.: +49 89 607 27961

European Aeronautic Defence and Space Company EADS N.V.
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava. de Aragon, 404, 28022 Madrid Spain

EADS and BAE SYSTEMS name Airbus Shareholders' Committee

(30)

Press release

German version

Spanish version

Amsterdam, London, 18 July 2001

EADS European Aeronautic Defence and Space Company and BAE Systems, the two shareholders of the newly created Airbus SAS, named the members of the Airbus shareholders committee.

Headed by Rainer Hertrich, CEO of EADS, the Airbus shareholders committee includes Philippe Camus, CEO of EADS, Axel Arendt, EADS Chief Financial Officer, Alberto Fernandez, Head of the EADS Military Transport Aircraft Divison, Jean-Louis Gergorin, Head of Strategic Coordination for EADS, Mike Turner, COO of BAE SYSTEMS and George Rose, Group Finance Director of BAE SYSTEMS.

Contacts:

BAE SYSTEMS
Mike Peters
+44 12 52 38 35 19

EADS
Rainer Ohler
+49 89 607 34235

Miguel Sanchez
+34 91 585 77 89

Roland Sanguinetti
+33 1 42 24 24 26

(31)

Joint Press Statement by EADS and BAE SYSTEMS

EADS and BAE SYSTEMS Complete Airbus Integration - Airbus SAS Formally Established

Press release

- German version
- French version
- Spanish version

Amsterdam/London, 12 July 2001

EADS European Aeronautic Defence and Space Company and BAE SYSTEMS completed the legal and tax procedures on Wednesday to make the fully integrated Airbus company a formal legal entity. The new entity is named Airbus. It is incorporated under French law as an SAS (Société par Action Simplifiée) and based in Toulouse. Airbus has operations in France, Germany, Great Britain and Spain as well as subsidiaries in China, Japan and North America.

Airbus has been operating as a fully integrated company since January of this year. Its two shareholders, EADS and BAE SYSTEMS, announced at that time that all contractual conditions required for the integration of the Airbus activities of both partners were fulfilled and agreement on common decisions had been reached, including the future Airbus business plan.

EADS and BAE SYSTEMS have been working closely together in the last months developing solutions to the challenging issues that came with such a unique trans-European move. More than 30 years of successful cooperation has now lead to the full integration of industrial structures in four European countries.

EADS and BAE SYSTEMS have already jointly implemented the new integrated Airbus top management structure. The shareholder committee with five appointees from EADS and two from BAE SYSTEMS is chaired by EADS CEO Rainer Hertrich.

Noël Forgeard is the CEO of Airbus. He heads an Executive Committee of ten persons with Gustav Humbert as COO.

Airbus is an EADS joint company with BAE Systems. EADS owns 80 percent and BAE Systems 20 percent of the shares. Airbus recorded revenues in 2000 of $17 billion. In the same year, Airbus delivered 311 aircraft. There is currently an order backlog of more than 1,700 aircraft, exceeding that of the competition. Airbus employs some 44,000 people in France, Germany, Spain and the United Kingdom. Airbus is consolidated 100 percent into EADS.

Contacts

BAE Systems

Mike Peters +44.12.52.38.35.19

EADS
Rainer Ohler +49 89 607 34235

Miguel Sanchez +34 91 585 77 89

Roland Sanguinetti +33 1 42 24 24 26

European Aeronautic Defence and Space Company EADS N.V.
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava. de Aragón, 404, 28022 Madrid Spain

32

Creation of Airbus SAS positively impacts EADS consolidated financials

Press release

- German version
- Spanish version

- **Value creation generated by Airbus: EUR 350 million per year by 2004**
- **Airbus 100% consolidated in EADS balance sheet**
- **Airbus SAS creation to enhance EBIT margin for EADS shareholders beginning in 2002**

Amsterdam, 12 July 2001

The creation of the integrated company Airbus SAS (Société par actions simplifiée) will have a positive impact on the consolidated financials of EADS European Aeronautic Defence and Space Company. EADS and BAE Systems announced the conclusion of the integrated Airbus company's formation on 12 July.

As previously released by EADS, Airbus SAS will generate EUR 350 million in recurring annual synergies by 2004. Of this amount, EUR 100 million are attributable to the creation of Airbus SAS itself, while EUR 250 million are derived from the foundation of EADS, primarily in the form of purchasing synergies, single-management efficiency, and R&D optimisation. Management has already implemented detailed plans, and Airbus is expected to deliver around 10% of the total value creation target in 2001. Organised around a lean management structure, Airbus is headquartered in Toulouse, France. It has been operating effectively on an integrated basis since 1 January, 2001.

As of 1 January 2001, Airbus has been consolidated 100% within EADS. The new Airbus company will be held 80% by EADS and 20% by BAE Systems. With the exception of a very limited number of specific issues, requiring unanimous approval, all decisions are carried by simple majority. Both shareholders have agreed that the hedging and cash management functions will be undertaken by the EADS corporate finance function.

The main accounting impact (not yet audited) of this transaction:

- Airbus UK as well as the 20% participation of BAE Systems in Airbus GIE are transferred to EADS. In exchange for the contribution of Airbus UK, which is accounted for at fair value, EADS is "selling" 20% of the new Airbus company to BAE Systems, generating an extraordinary non-cash and non-taxable profit in 2001.
- The key financial impacts of these transactions include an additional goodwill of about EUR 4 billion, fair value adjustments of approximately EUR 0.5 billion, and an extraordinary profit of nearly EUR 2 billion (pre-goodwill amortization).

The Airbus consolidation has already been incorporated in the EADS management forecast, which

specifies an increase in EBIT (pre-goodwill and exceptional) of 15% in 2001, while revenues are expected to increase by 20%. From 2002 onwards, Airbus consolidation is expected to positively enhance the EBIT margin for benefit of EADS shareholders.

On 30 June 2001, Airbus employs a staff of more than 44,000. The Airbus order book includes 1,714 aircraft. Airbus expects to deliver around 330 aircraft and to book 350 to 400 new aircraft orders in 2001.

Contact:
Eckhard Zanger
EADS Communications Finance
Tel. +49 89 607 27961

European Aeronautic Defence and Space Company EADS N.V
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Avda. de Aragon, 404, 28022 Madrid Spain

Philippe Camus is Elected as President of GIFAS

33

Press release

French version

German version

Paris, July 09, 2001

At the latest ordinary general meeting of the French aerospace industries association GIFAS (Groupement des Industries Francaises Aeronautiques et Spatiales), held on 5 July, the EADS CEO Philippe Camus was elected as the new president of GIFAS. In this function Philippe Camus is the successor of Jean-Paul Béchat, Snecma Chairman and CEO, who held the GIFAS presidentship from 1997 to 2001.

"In view of the developments that are in store for our industry, you can be certain that I will ensure that, in its European framework, French industry will continue to occupy one of the world's leading positions", said Philippe Camus after his election.

European Aeronautic Defence and Space Company EADS N.V.
Le Carre Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava. de Aragón, 404, 28022 Madrid Spain

Negotiations between EADS and Russian Aerospace Agency Rosaviakosmos Finalised

(34)

Strategic Partnership Agreement signed

Press Release

French version

German version

- Investment in Russian Aerospace Industry with EUR 2.1 bn turnover in Russia for next ten years
- Thousands of Jobs for Highly Qualified Russian Engineers
- Huge Work Load for Russian Factories
- Access to European and World Market for Russia

Moscow, 2 July 2001

The partnership package between EADS European Aeronautic Defence and Space Company and the Russian Aviation and Space Agency Rosaviakosmos is finalised. EADS will now start direct negotiations with Russian industrial partners in order to launch the process to organise investment in favour of the Russian aerospace industry by the partners. This was announced by Philippe Camus, Chief Executive Officer of EADS and Yuri Koptev, General Director of the Russian Aviation and Space Agency at a joint press conference on Monday in Moscow. EADS and Russia will set up joint companies to manage the co-operation programmes. "This long term partnership will create some thousands of highly qualified jobs in the Russian aerospace industry and is worth some EUR 2.1 bn in revenues over the first ten years," said Yuri Koptev.

"There will be a real work load for Russian engineers," added Philippe Camus. "The production flow anticipated in the civil aviation sector for example shall be in the range of one panel for the A320 per week, one fuselage section for the A330/A340 per month and 150 fuselage sections for the A320 per year. And these figures can be increased if the programmes run successfully." European partners have conquered the world market by joining forces and opening their own markets to each other, explained Camus. "This new partnership will allow both Europe and Russia to be even more successful on the world market by joining their experience, know-how and markets." The partnership package embraces the fields of civil aviation, military transport aircraft, helicopters, fighter aircraft and space technology. "This is not about vague hopes for the future," said Camus. The Russian industry will participate in programmes which are already running successfully, like the A320 family, or which are due to start production in the near future, like the new superjumbo A380, the satellite navigation system Galileo or the military transport aircraft A400M. "Our partnership package gives Russia the opportunity to work with us in many business spheres. No market is closed to Russian products," stated Philippe Camus. "We are keen on developing strategic partnerships with the Russian aeronautic and space industry as we are keen to develop strategic partnerships with Russian Airlines, notably with Aeroflot."

In the civil aircraft sector, Russia will do co-design work and series production of derivate

components. Russian factories will be certified as suppliers for Airbus. Russian scientific institutes will do research in the areas of aerodynamics, calculation, wind tunnel testing, evaluation of metals, special tools and machines, acoustics and new simulation models. This includes a participation in the A380 passenger and freighter programme. Airbus will set up an engineering centre in Russia which will employ 150 Russian engineers.

In the A400M programme, Russia will be offered the opportunity to design and manufacture landing gears, fuselage components, engine mounts and metal parts of the horizontal stabilizer.

In the field of fighter aircraft, the co-operation in the MiG-29 upgrade will be continued. The EADS subsidiary Eurocopter will start a pre-feasibility study of payload and a market study for the heavy helicopter Mi 38. A prototype will be jointly developed.

The space sector includes the existing launch companies Starsem and Eurockot, research and development of re-entry technologies, Russian participation in the European satellite navigation system Galileo and propulsion technology. EADS supports the Russian idea to launch the proven Soyuz rocket from Kourou, French Guyana.

Training of Russian managers concerns the management of aerospace companies, international cooperation, certification and quality control. Training on the job in EADS facilities is also part of the programme. The programmes will start immediately after the signature of the contracts between EADS and the industrial partners on the Russian side. "That means that Russian specialists can start - not in ten years, but tomorrow - developing and manufacturing parts for aircraft which are and will continue to be sold worldwide," said Philippe Camus. "That also means a guaranteed cash flow for our Russian partners beginning tomorrow. And that also means that know-how will stay in Russia and their young people will have an incentive for staying in this industry. It means direct access for Russian products to the to European and world market. The great aerospace traditions of Russia will continue." EADS and Russia have a ten year track record of successful cooperation. Launch Services by Starsem and Rockot, upgrade of MiG-29 aircraft or research in the field of aircraft powered by liquid hydrogen are just some examples. And the DMS-R computer EADS delivered to Energia for the "Zvezda" module of the International Space Station is operating perfectly. "Our experience has shown that we can be very successful together," said Koptev. Camus pointed out that the skills, the experience and the know-how of Russian aerospace engineers and scientists are second to none. "These skills must be preserved and further developed: they are part of the wealth of Russia. Partnership with Europe is the way to make this wealth grow again."

Examples like Airbus, Eurocopter, the helicopter manufacturer, Eurockot or Ariane, the rocket launcher show, EADS has experience in organising international programmes. "We have proven that on the world market we can beat competitors who are based only in one country," said Camus. The EADS partners have joined forces to be more competitive, "but we have the kind of partnership in which we have not lost our identities" underlined Camus. "We are still French, German, Spanish, Italian or British doing complimentary work under one single roof of EADS. EADS secures jobs and experienced employees in all its participating countries. Russia can therefore join in partnership with Europe without losing its identity in aerospace."

With pro forma revenues of EUR 24.2 billion in 2000, EADS is the largest aerospace company in Europe and the third largest such company in the world. EADS was founded in July 2000 by the merger of the French Aerospatiale Matra, the Spanish CASA and the German DaimlerChrysler Aerospace (Dasa) and employs a workforce of over 100,000.

European Aeronautic Defence and Space Company EADS N.V.
Le Carre Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S A S 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava de Aragón, 404 28022 Madrid Spain

EADS underpins integration with uniform management of Human Resources

35

All Human Relations Functions Report to Jussi Itävuori

Press release

- French version
- German version

Amsterdam, June 28, 2001

EADS European Aeronautic Defence and Space Company has underpinned the integration of the company with its nomination of Jussi Itävuori as Head of the Human Resources Department. The position has just been created.

The 45-year-old Finn, who currently heads the Personnel and Communications Department at elevator manufacturer Kone, will take up his new duties on September 1, 2001. Itävuori studied business administration after military service as a pilot in the Finnish Air Force. He is married and has two children.

As Group Vice President, Itävuori will assume responsibility for all human resource affairs and will report directly to the two Chief Executive Officers (CEOs) of EADS. Three national human resource officers in Germany, France and Spain as well as the executive management development officers will report to him. He will also be in charge of the Corporate Business Academy.

"With the appointment of Jussi Itävuori as head of Human Resources we are integrating the Human Resource Department under one single responsibility," comment Philippe Camus and Rainer Hertrich, the two CEOs of EADS. With pro forma revenues amounting to EUR 24.2 billion in 2000, EADS is the largest aerospace company in Europe and the third largest such company in the world. EADS was founded in July 2000 by the merger of the French Aerospatiale Matra, the Spanish CASA and the German DaimlerChrysler Aerospace (Dasa) and employs a workforce of over 100,000.

Your contacts:

Dr. Rainer Ohler	Tel. +49 89 607 34 235
Miguel Sanchez	Tel. +34 91 585 77 89
Roland Sanguinetti	Tel. +33 1 42 24 24 26

European Aeronautic Defence and Space Company EADS N.V.
Le Carre Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Avda. de Aragón 404 28022 Madrid Spain

02 MAY -2 AM 8:16

(36)

EADS and Finnish Patria signed contracts for strategic partnership

Press release

German version

Helsinki, 27 June 2001

EADS European Aeronautic Defence and Space Company and the Finnish technology group Patria Industries Oyj have signed a strategic partnership agreement, a share purchase and shareholders agreement on Wednesday in Helsinki.

In the presence of the Finnish Minister of Foreign Trade, Kommo Sasi, EADS and Patria representatives confirmed the EADS acquisition of a 26.8 percent share in Patria. They described the future industrial cooperation in such priority areas as joint marketing, manufacturing of aerostructures and activities in defence electronics. The price for the EADS stake in Patria is EUR42 million. The official signature in Helsinki followed a final agreement that was reached at a meeting of Finnish Government officials, Patria CEO Jorma Wiitakorpi and the EADS CEOs PhilippeCamus and Rainer Hertrich last week at the Le Bourget Airshow in Paris.

On that occasion Patria's CEO Jorma Wiitakorpi said: "The strategic partnership will strengthen Patria's business conditions and expansion of its business activities by, for example, opening new possibilities for industrial cooperation and new export channels. It will also enhance Patria's ability to meet the Finnish requirements in the commercial and defence business."

EADS CEOs Philippe Camus and Rainer Hertrich stated: "We welcome the Finnish number one in aerospace as a partner of EADS. Our partnership with Patria is a further move towards the integration of the European aerospace industry. It shows once again that EADS is a driver of European consolidation in our industry."

EADS has nominated three out of nine Patria board members: Friedrich Dörhöfer, Chief Operating Officer Eurocopter, Hervé Garnier, Vice President Western Europe at EADS International and Robert Zaun, Vice President Controlling Aeronautics.

Today, Patria's core business includes products and services in aerospace, defence and telecommunications. The Finnish Government, Patria and EADS intend to consider potential partners for the non-aerospace activities of Patria.

The company operates internationally as a technology group and is mainly located in Finland with some facilities in Sweden. In 2000 Patria had net sales of EUR 209 million (1999: EUR 193 million) and showed an increased Operating Profit of EUR 9.7 million (1999: EUR 2.8 million) while doubling order intake to EUR 426 million. Today Patria is a partnership between the Finnish state (73.2 %) and EADS (26.8%) with more than 2.200 employees.

The contracts are subject to the approval by competition authorities. A deal closing is expected for July 2001.

Contact:

Dr. Rainer Ohler + 49 - 89 - 607 34235

European Aeronautic Defence and Space Company EADS N.V.
Le Carre Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava. de Aragón 404, 28022 Madrid Spain

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EADS strategic partner of Finnish Patria

- Finnish Government and EADS finalised negotiations at Le Bourget Airshow
- Contract signature in Helsinki next Wednesday
- EADS investing EUR 42 million for 26.8 percent stake in Patria
- Industrial Framework Agreement between EADS and Patria

Paris, June 21, 2001

EADS European Aeronautic Defence and Space Company will become the strategic partner of the Finnish technology group Patria. As EADS announced on Thursday, negotiations were finalised at a top-level meeting at Le Bourget between Arto Honkaniemi of the Finnish Ministry of Trade and Industry, Patria CEO Jorma Wiitakorpi and the EADS CEOs Philippe Camus and Rainer Hertrich.

The signing of the contract for the acquisition of a 26.8 percent share in the Finnish technology group as well as the Industrial Framework Agreement between EADS and Patria is now planned for next Wednesday (27 June 2001) in Helsinki.

Following the partnership agreement between the Finnish Government and EADS announced in February, the partners have now agreed on the terms of the transaction. EADS will invest 42 million for a 26.8 percent stake in Patria by acquiring 16.1 percent of the Patria shares currently held by the State of Finland and by subscribing new shares to be issued by Patria.

EADS will nominate three out of nine members of the Board of Directors and will actively participate in the development of the future strategic direction of Patria.

The Industrial Framework Agreement will define the future industrial co-operation in such priority areas as joint marketing activities, manufacturing of aerostructures both for helicopters and civil aircraft and for joint activities in defence electronics. Other areas like space are being explored.

Patria is currently bidding for work packages on Airbus A380 as risk-sharing partner. Significant prospects in digital battlefield applications are being discussed between Patria and EADS/SDE.

Patria's CEO Jorma Wiitakorpi said: "The strategic partnership will strengthen Patria and support the expansion of its business activities by, for example, opening new possibilities for industrial cooperation and new export channels. It will also enhance Patria's ability to meet the Finnish and other Nordic countries' requirements both in the commercial and defence fields."

EADS CEOs Philippe Camus and Rainer Hertrich said: "We welcome the leading Finnish aerospace company as a partner of EADS. Our partnership with Patria is a further move towards the integration of the European aerospace industry. It shows once again that EADS is a driver of European consolidation in our industry.

Today, Patria's core business includes products and services in aerospace, defence and telecommunications. Among the most promising future products are the Advanced Mortar System (AMOS), the Armoured Modular Vehicle (AMV 8x8) and the Night Vision Device. The Finnish Government, Patria and EADS intend to consider potential partners for the non-aerospace

activities of Patria.

Patria operates internationally as a technology group. Production facilities are mainly located in Finland with some facilities in Sweden. In 2000 Patria had net sales of EUR 209 million (1999: EUR 193 million) and showed an increased Operating Profit of EUR 9.7 million (1999: EUR 2.8 million) while doubling order intake up to EUR 426 million. Today, Patria is a 100 percent state owned company with more than 2,200 employees.

The contracts are subject to the approval by competition authorities. A deal closing is expected for July 2001.

European Aeronautic Defence and Space Company EADS N.V.
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava. de Aragón, 404, 28022 Madrid Spain

38

EADS Acquires Australian Aerospace from Saab

Le Bourget, 20 June 2001

EADS European Aeronautic Defence and Space Company will increase its industrial presence in Australia with the acquisition of the defence activities of Hawker Pacific, a Saab Group Company.

EADS will acquire 100 percent of Australian Aerospace Pty Ltd. It is a result of the hive down of the defence activities of Hawker Pacific of Australia.

Australian Aerospace Pty Ltd's assets and operations include its Royal Australian Air Force P3 Orion maintenance based at Richmond, northwest of Sydney and Royal Australian Army Caribou maintenance operations based at Brisbane. It employs 150 people.

Core competencies include complex airframe modifications as well as extensive maintenance capabilities.

EADS CEOs Philippe Camus and Rainer Hertrich emphasised the importance of EADS' presence in Australia: "We are glad to welcome Australian Aerospace into the Group, and we look forward to strong development of the company both in Australia and export markets."

Gilbert Dangleterre, CEO of EADS Australia Pacific Pty Ltd, regional subsidiary of EADS International, will be the Managing Director of Australian Aerospace. Robert Hunter, formerly General Manager of Airframes at Hawker Pacific, will be the General Manager. Australian Aerospace will have full access to EADS technology and to the EADS International network. This will open up a wide range of regional markets as well as potential export markets.

Additionally, Australian Aerospace will double its activities if Eurocopter wins the Air 87 competition for the supply of a reconnaissance helicopter to the Australian armed forces.

"We are pleased to be involved in strengthening Australian aerospace and defense operations, with the experience and expertise of EADS and Eurocopter to provide continued quality maintenance support services to the Australian Defence Force," said Mr. Jean-Francois Bigay, CEO of Eurocopter.

European Aeronautic Defence and Space Company EADS N.V.
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava. de Aragón, 404, 28022 Madrid Spain

EADS receives "IPO Management Award" in the "Best Newcomer" category

39

EADS CEO Rainer Hertrich welcomes the prize as recognition of the company's trailblazing role in Europe

Press release

german version

Frankfurt am Main, 01 June 2001

02 MAY -2 AM 8:16

EADS European Aeronautic Defence and Space Company has been honoured with the "IPO Management Award" as the "Best Newcomer" amongst all initial public offerings since July 2000. With this award - which was presented on 31 May in Frankfurt - the economics and finance newspaper "Financial Times Deutschland" and the strategic industrial consultants "Monitor Group" acknowledged the successful management of the first pan-European initial public offering (IPO) and one of the largest European initial listings of the year 2000.

Rainer Hertrich, CEO of EADS, welcomed the prize: "We are very pleased about this acknowledgement of the successful IPO of EADS. The simultaneous listing in Frankfurt, Madrid and Paris represented a particular challenge for us and we also view the award as recognition of the European trailblazing role of EADS. The award strengthens our conviction that the aerospace industry is a highly modern branch with excellent growth and profit prospects for investors."

Axel Arendt, Chief Financial Officer (CFO) of EADS, commented on the IPO Management Award: "This award for EADS confirms our strategy of having implemented the IPO in the shortest time possible and with clear targets for the new company. Since then, the investors have been recognising increasingly that we are not only a good newcomer but also that our performance is good; we are fulfilling or even exceeding the forecasts we made at the IPO."

On 17 May 2001, EADS was awarded the first prize for the most important economic operation of the year 2000 by the French "Club des 30". The "Club des 30", in which the CFOs of the most important French companies are members, chose the formation and the IPO of EADS as the best financial operation.

With revenues of EUR 24.2 billion in 2000 and a workforce of 100,600, EADS is the leading European company in its branch and on the way to becoming Number 2 in the world. EADS is quoted on the Frankfurt, Madrid and Paris stock exchanges. The company was formed on 10 July, 2000 following the merger of Aerospatiale Matra of France, DaimlerChrysler Aerospace (Dasa) of Germany and the Spanish CASA.

Contact:

Eckhard Zanger
EADS Communications Finance
Tel. 0049 (0)89 60727961

European Aeronautic Defence and Space Company EADS N.V.
Le Carre Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S A S 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava de Aragón 404 28022 Madrid Spain

40

ATR INTEGRATED: A new step for ATR

Press release

german version

french version

May, 23rd , 2001

Finmeccanica/Alenia Aerospazio and EADS (European Aeronautic Defence and Space Company), partners in the ATR program, have decided to merge their ATR activities into a single entity " ATR Integrated ". These activities were previously split between the partners' organizations. " ATR Integrated " will significantly contribute to improve the efficiency and profitability of this program. Both ATR partners confirm their willingness to reinforce their partnership on the regional aircraft market. ATR Integrated will be effective on June 1st 2001.
The company will continue to be named ATR.

ATR Integrated will merge the industrial activities of EADS ATR (final assembly line, engineering, procurement), and Alenia Aerospazio engineering and procurement activities for the ATR program and the existing commercial activities of the current GIE ATR. The manufacture of fuselage and wings remain subcontracted respectively to Alenia Aerospazio and EADS Airbus.
ATR Integrated, with these additional technical and industrial capabilities, will extend its operational autonomy.

Philippe Camus and Rainer Hertrich, CEOs of European Aeronautic Defence and Space company said: "This is an other step of close cooperation with our Italian friends after the creation of MBDA on the missile sector. We are further completing European consolidation of our industry to enhance profitable growth and competitiveness."

Alberto Lina, Chairman and CEO of Finmeccanica, said: "This decision is a further confirmation of the importance of the Italian aeronautic industry and of the capability of Finmeccanica to form and develop alliances in a continuously evolving market". Giorgio Zappa, President of Alenia Aerospazio,said :"I am confident that the ATR program can be further implemented, thanks also to its special versions, such as the Maritime Patrol and the Cargo".

The ATR Program will celebrate its 20th birthday this year. ATR with its -500 series the worldleader in the 40/70 seat turbo-prop regional aircraft market. More than 650 ATRs have been sold all around the world and are operated by more than 100 operators. Every 20 seconds an ATR takes off somewhere in the world.

In 2000 ATR turnover amounted to EUR 580 millions.

Contacts:

Alenia Aerospazio
+39 (0)6 417 239 37/42
demontis@alenia.finmeccanica.it
brugnoli@finmeccanica.it

EADS ATR

+33 (0)5 61 18 36 76

gisele.lievin@atr.aeromatra.com

ATR

+33 (0)5 62 21 63 22

Fax: +33 (0)5 62 21 63 18

ann.decrozals@atr.fr

European Aeronautic Defence and Space Company EADS N.V.
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava. de Aragon, 404, 28022 Madrid Spain

41

EADS first-quarter revenues of EUR 6.3 billion in line with business plan

CEOs: "Based on current exchange rates, EADS should increase revenues by 20 % in 2001"

Press release

- spanish version
- french version
- german version

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Amsterdam, May 10, 2001


EADS
EADS

© EADS

EADS European Aeronautic Defence and Space Company (stock exchange symbol: EAD) continues its strong growth path. Europe's largest aerospace company announced at its first Annual General Shareholders Meeting on May 10 in Amsterdam, that its first-quarter revenues of EUR 6.3 billion are in line with the EADS business plan.

Order intake between January and March 2001 reached EUR 18.9 billion, resulting in an order backlog of EUR 169.7 billion on March 31, 2001, with full consolidation of Airbus. This backlog covers nearly six years of revenues. At year-end 2000 order backlog had amounted to EUR 131.9 billion, including EADS' 80% stake in Airbus. The increase in order intake was particularly strong in the Airbus division, with 117 new firm orders.


EADS

Philippe Camus and Rainer Hertrich, CEOs of EADS, stated that: "Revenues and order intake for the first quarter reaffirm our excellent growth prospects. They confirm our expectations of profitable growth for the full year of 2001." The CEOs added, "If the current level of the Euro/Dollar exchange rate continues for the remainder of the year, we should achieve a revenue increase of 20 %. Our earlier forecast of 15 % was based on a more conservative exchange rate assumption. The prediction for Earnings before Interest and Taxes (EBIT, before goodwill and exceptional items) is at an expected growth rate of approximately 15 %." According to the CEOs, "This EBIT increase would be achieved after absorption of the development costs in 2001 related to the launch decision of the A380 Superjumbo. These costs are in line with the initial expectations, and the time schedule of this project is fully on track."

The revenue shares of the EADS divisions in the first quarter 2001 were as follows:

Revenues in millions of EUR	**1st Quarter / January-March 2001**
Airbus (100 %)	4,600
Military Transport Aircraft	70
Aeronautics	883
Space	402
Defence and Civil Systems	589
Eliminations	- 268
Total	**6,276**

As EADS was incorporated in July 2000, no comparable figures for the first quarter of 2000 are available. In the figures for the first quarter 2001, Airbus has been included at 100 % for the first time.

Airbus delivered 79 aircraft in the first quarter, compared to 65 in the first quarter 2000. Since the beginning of this year, Airbus is already operating as an integrated company.

The Military Transport Aircraft division's major future project, the A400M, is still in its pre-development phase. The go-ahead of European governments for 229 aircraft is expected at the Le Bourget Air Show.

At the Aeronautics division, a positive impact on revenues came from Eurocopter, with full scale

deliveries of the EC 135 helicopter.

Revenues at the Space division were lower than expected due to delays in the deliveries of Ariane launchers and lower sales by Astrium, which will be recuperated during the course of this year.

At the Defence and Civil Systems division, revenues were higher than expected. However, the defence market remains difficult due to governmental budget constraints in Europe, especially in Germany.

With annual pro forma revenues of EUR 24.2 billion in 2000, EADS is the leading aerospace and defence company in Europe and the third largest worldwide. EADS is listed at the Frankfurt, Madrid and Paris Stock Exchanges. Following the full consolidation of Airbus since January 2001, EADS now has a workforce of 100,600 employees, including 9,900 from Airbus UK in Great Britain.

Contact:

Eckhard Zanger EADS
Communications Finance
Tel. +49 89 607 27961

European Aeronautic Defence and Space Company EADS N.V.
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava. de Aragón, 404, 28022 Madrid Spain

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Creation of MBDA integration of Europe's missile industry
Another decisive step beyond

Press release

- german version
- french version

London, Paris, Rome, Amsterdam, April 27, 2001

BAE SYSTEMS, EADS and Finmeccanica signed on April 26 the agreement for the incorporation of a single company that will re-group the missiles and missile systems activities of their respective subsidiaries, Matra BAe Dynamics, EADS Aerospatiale Matra Missiles and Alenia Marconi Systems. The name of the new company will be MBDA.

With a total sales figure of more than EUR 2 billion and an order book of around EUR 13 billion, equal to more than six years total sales, the new company is strengthened in its position as Number Two worldwide for missiles. The company employs approximately 10,000 people in 10 different regions in France, the United Kingdom and Italy.

Philippe Camus and Rainer Hertrich, CEOs of EADS, said: "The consolidation process of the European missile systems industry to ensure its durability against fierce competition from an already re-structured US industry, is now taking a new and decisive step forward. The new company will be supported by powerful and well-established shareholders in these sectors,".

Recent major successes such as the Scalp EG / Storm Shadow, PAAMS and Meteor demonstrate the importance of a co-operation among the European industries. The creation of Matra BAe Dynamics (1996) and Alenia Marconi Systems (1998) followed by the decision of BAE SYSTEMS and Finmeccanica to contribute AMS missile systems activity to MBDA, pave the way for stronger and more fruitful co-operation.

BAE SYSTEMS' CEO John Weston said: "The equal partnership between EADS and BAE SYSTEMS created a world-beating entity. I am delighted to extend this successful partnership by welcoming Finmeccanica as a new partner. The addition of the AMS and Aerospatiale Matra Missiles guided weapons businesses to the existing company makes it a truly world class player and represents a substantial value creation opportunity for our shareholders."

Alberto Lina, Chairman and CEO of Finmeccanica, said : "It is important to take this additional European step and to maintain the achievements of the existing companies, particularly the experience gained in terms of developing advanced products and acceptability by the customers. Finmeccanica is delighted to contribute its experience to a partnership of equals, together with EADS and BAE SYSTEMS"

The company is present in all market segments and offers more than 40 missiles and missile systems in production or in development.

The agreed structure means that the parties' shareholdings are held through two intermediate holding companies, MBDAH SAS and AMS NV. The economic interests of the partners in MBDA are as follows: BAE SYSTEMS 37.5%, EADS 37.5% and FNM 25%, with joint control rights.

The appointed CEO will be Fabrice Brégier, currently CEO of Matra BAe Dynamics. He will be assisted by two COOs, Alan Garwood and Mario Di Donato.

The transaction remains subject to third parties approvals, which are anticipated to be received later this year.

For further information please contact:

Roland Sanguinetti +33 (0)42 24 24 26

EADS

www.eads.net

Charlie Miller +44 (0)12 52 38 47 97

BAE Systems

www.baesystems.com

Cecilia Pippa +39 (0)6 324 73 395

Finmeccanica

www.finmeccanica.net

European Aeronautic Defence and Space Company EADS N.V.
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Avda. de Aragón, 404, 28022 Madrid Spain

Virgin Atlantic confirms order for six A380s

43

Press release

- german version
- french version
- spanish version

26 April 2001

Virgin Atlantic has firmed up its commitment for six A380s plus options by signing a firm contract for the 21st century jetliner today. The A380, the only all-new very large aircraft on offer, has demonstrated its success in the marketplace by winning 62 firm commitments plus options from eight customers.

Virgin Atlantic plans to introduce new standards of passenger comfort such as casinos and duty Free Shops on board the Superjumbo. It will operate the A380, which offers 35 per cent more seats and 49 per cent more floor space than the largest aircraft flying today, on routes to the US.

Sir Richard Branson, Chairman of Virgin Atlantic Airways, commented: "I am incredibly excited about the opportunities these aircraft will bring - our reputation has been built on innovation and the A380 will give us the opportunity to create a new flying experience for our passengers."

"Virgin Atlantic's strategy is to maintain our recent spectacular growth and these new aircraft will play a large part in helping us to expand our existing services and add new routes. As other carriers are shrinking in size and cutting their network, Virgin Atlantic will be offering passengers more seats on more services to more destinations."

Noël Forgeard, Chief Executive Officer of Airbus said: "Virgin Atlantic is one of the most innovative airlines and we know that Virgin will take full advantage of the great potential we are offering with the A380."

With forecast demand for 1,550 very large aircraft over the next 20 years, Airbus sees excellent market opportunities for the A380 superjumbo. As the key to coping with increasing air traffic, especially on routes between congested airports.

When it enters into service in 2006, the A380 will offer all the advantages of a completely new design, while retaining maximum commonality with the existing Airbus aircraft family. Built to the latest and most stringent certification requirements, the A380 embodies the most advanced technologies, providing 17 to 20 per cent lower direct operating costs than the largest aircraft flying today and 10 to 15 per cent more range.

With over 4,230 orders booked to date from 177 customers worldwide, Airbus is one of only two manufacturers in the market for commercial aircraft seating more than 100 passengers. Offering the most modern and comprehensive airliner family in the world, Airbus consistently captures about half of this market - a position it is well-equipped to maintaining in the future. Headquartered in Toulouse, France, Airbus is jointly owned by BAE SYSTEMS and EADS.

For further information, please contact:

AIRBUS - PRESS DEPARTMENT

Tel.: (33) 05.61.93.33.87 or 05.61.93.34.31

Also available on Internet: http://www.airbus.com

European Aeronautic Defence and Space Company EADS N.V.
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Avd. de Aragón, 404, 28022 Madrid Spain

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Jean-Luc Lagardère wins prestigeous Aviation Week Laureate award

Press release

german version

Washington, D.C., 26 April 2001

Jean-Luc Lagardère, Chairman of EADS European Aeronautic Defence and Space Company, received a Lifetime Achievement Award from U.S.-based Aviation Week and Space Technology magazine (AW&ST). The award was presented on Wednesday by the French Ambassador to the United States, François Bujon de l'Estang, at a gala dinner at the National Air and Space Museum in Washington. Mr. Lagardère, also President of the Lagardère Group, received the award for his lifelong contribution to the progress and development of the aerospace industry. The award will make him a permanent member of the exclusive Laureates Hall of Fame, which is on display at the Air and Space museum in Washington.

Other categories of Laureate Trophies will be awarded to such prominent industry figures as John Hamre, former U.S. Deputy Secretary of Defense, now the president and CEO at the Center for Strategic and International Studies (CSIS), as well as John Dasburg, president and CEO of Northwest Airlines.

"It has been said that aerospace is the most challenging business in the world," said Kenneth E. Gazzola, Aviation Week Executive Vice President and Publisher. "Mr. Lagardère epitomizes the values and vision of the global aerospace industry and the Hall of Fame rightly secures his place in history."

EADS Chairman Manfred Bischoff applauds Aviation Week's recognition of Mr. Lagardère: "Jean-Luc shared the vision of an integrated European industry, known around the world as an equal partner and leader in its field. With a few others, foremost, his friend Jürgen Schrempp, Chairman and CEO of DaimlerChrysler, Jean Luc had the courage to realize his challenging goals."

The CEOs of EADS, Philippe Camus and Rainer Hertrich, praise Mr. Lagardère for his past accomplishments and present contributions: "His entrepreneurial, competitive spirit has been invaluable in leading our 21st-Century global aerospace company."

The Laureate, one of the global aerospace industry's highest honors, was created in 1957 with the launch of AW&ST's annual Laurels Citations to recognize individual and team accomplishments in aviation and aerospace. In 1997, AW&ST launched the Laureates Hall of Fame, a permanent public archive of Laureate winners and legendary Laurels winners. Then, in 1989, the Laureate Trophy was added to honor extraordinary leadership and heroism.

Also in 1989, Jean-Luc Lagardère, Philippe Camus and Jean-Louis Gergorin were honored by Aviation Week when they received a Laureate Award for their teamwork and forward-looking plan to establish a multinational European aerospace company.

EADS is the world's third largest aerospace company, with 2000 revenues of EUR 24.2 billion. Some of the company's hallmark products include the future Airbus A380 super jumbo, Eurocopter's EC 155, and the new Eurofighter combat jet aircraft. The company was founded on July 10, 2000. It was the result of a merger between Aerospatiale Matra of France, DaimlerChrysler Aerospace of Germany and CASA of Spain. It employs 87,000 people world-wide.

Contacts:

EADS

Dr. Rainer Ohler
Phone : +49 - 89 607 342 35
Fax : +49 - 89 607 342 39

Roland Sanguinetti
Phone : +33 - 1 42 24 24 26
Fax : +33 - 1 42 24 21 32

Miguel Sanchez
Phone : +34 - 91 585 7789
Fax : +34 - 91 585 7457
www.eads.net

Lagardère

Jean-Pierre Joulin
Phone : +33 - 1.40.69.18.03
Fax : +33 - 1.40.69.19.10
www.lagardere.fr

European Aeronautic Defence and Space Company EADS N.V.
Le Carre Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava de Aragón 404, 28022 Madrid Spain

EADS opens Representative Office in Brussels: Close contacts to EU and NATO of strategic importance

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Amsterdam, 25 April, 2001

EADS European Aeronautic Defence and Space Company opened its new Representative Office in Brussels on Tuesday. Through the combination of the three offices of the EADS founder companies - Aerospatiale Matra, CASA and Dasa - to form a joint representation, EADS now has more than 30 Representative Offices worldwide which are responsible for representing the company's interests in over 70 nations. With its location at the seat of the EU and NATO, the office in Brussels is of particular strategic importance.

"EADS is at home in Europe - and Europe is constantly increasing in significance. Through its economic, competition, international trade and research policies and also through increasing activities in the field of environment, transport, aviation safety and many others, the EU today establishes decisive outline conditions for our industry. In this way the EU also influences our economic success," explained Philippe Camus and Rainer Hertrich, the CEOs of EADS, on Tuesday evening in Brussels.

"Our strategy has always been to push forward for further EU integration, as illustrates our move leading to the rapid creation of EADS. Regarding the consolidation of the European market, it is crucial that further progress has to be made in the creation of a European Company Statute. We share the opinion that more communitiy action is needed as it provides inter alia a better framework to avoid unecessary duplications," Camus and Hertrich said.

The CEOs also expressed their commitment to continuing the efforts for the Galileo-programme, the European approach to a new satellite navigation system. "We are very encouraged by the resolution reached at the EU Transport Council earlier this month. Galileo is a major programme that will have considerable economic benefits in terms of market and employment all over Europe."

EADS has been a partner in the 5th European Research Programme and is - together with other European aerospace companies - currently actively supporting the adoption of the 6th Framework Programme (2002-2006).

"The European Security and Defence Initiative within the framework of the Atlantic Alliance is a major breakthrough. EADS will contribute in a major way to its industrial basis," Camus and Hertrich emphasised.

The EADS CEOs underlined once again in Brussels that a truly European defence market is essential. "If the equipment of the armed forces is to be both state-of-the-art and affordable, then we have to put purely national procurement behind us. In Europe we need transnational, joint armament, for which requirement criteria and procedures are defined jointly by the national authorities. Only by acting together can we Europeans create aerospace products which can also be successful on the global markets." The Eurofighter, NH90 and A400M are the first steps in the

right direction but procurement on a European level is currently still the exception.

In the view of the two CEOs, the EADS Office in Brussels is not only a means of representing the company's interests. Its task is also to provide the EU and NATO with information about the company.

The Head of the Representative Office is Michel Troubetzkoy, who is reporting to Jean-Louis Gergorin, Head of Strategic Coordination and Member of the EADS Executive Committee. Mr Troubetzkoy, former French diplomat, is also Chairman of the Group of Permanent Representatives of the European Association of Aerospace Industries (AECMA). He also was the Permanent Representative of Aerospatiale in Brussels from 1994 until 2000.

With revenues amounting to EUR 24.2 billion, EADS is the largest aerospace company in Europe and the third largest aerospace company in the world. EADS employs a workforce of approximately 87,000.

Points of contact:

Dr. Rainer Ohler Tel. +49 89 607 34 235

Miguel Sanchez Tel. +34 91 585 77 89

Roland Sanguinetti Tel. +33 1 42 24 24 26

www.eads.net

European Aeronautic Defence and Space Company EADS N.V.
Le Carre Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava de Aragón, 404, 28022 Madrid Spain

EADS opens U.S. corporate office

(46)

World's third largest Defense and Aerospace Company establishes presence in Washington

Washington, DC - April 17, 2001

EADS, the European Aeronautic Defence and Space Company, today officially opened its U.S. corporate office in Washington, DC. EADS is the world's third largest defense and aerospace company with annual worldwide sales exceeding $21 billion, and more than 88,000 employees.

"Establishing a formal Washington presence for EADS is more than a symbolic gesture; it is a corporate commitment to strengthening our transatlantic ties and grow our U.S. economic contribution," said CEOs Philippe Camus and Rainer Hertrich. "Our impressive portfolio of companies and products will only be stronger as we focus more on the North American market. It is a logical strategic step for EADS."

The Washington office helps coordinate the overall efforts of EADS companies in the United States, particularly by building partnerships with U.S. industry for both government programs and commercial projects.

02 MAY -2 AM 8:27

EADS, with more than a dozen subsidiaries in the United States, has a diverse, well-established customer base here, and employs more than 1,500 U.S. citizens. EADS contributes more than $4 billion annually to the U.S. economy through its subsidiaries and suppliers. Its subsidiaries in the United States include the following:

- Aeroframe Services
- Airbus Industrie of North America, Inc.
- American Eurocopter Corporation
- Astrium North America
- ATR Marketing and Support, Inc.
- Barfield, Inc.
- EADS CASA Aircraft USA, Inc.
- Cilas U.S., Inc.
- Fairchild Controls Corporation
- Intecom
- ISTAR Americas Inc.
- Matra Datavision, Inc.
- MATRAnet, Inc.
- Socata Aircraft

"EADS certainly has a presence in the U.S. marketplace, but more work remains to be done," said Manfred von Nordheim, chairman and chief executive officer of EADS, Inc., which is the formal name of the EADS corporate representative in the United States. "I look forward, in particular, to building new relationships with the U.S. administration and Defense Department and expanding upon our established ties with U.S. industry partners."

About EADS

EADS, the European Aeronautic Defence and Space Company, was created in July 2000 through the merger of Aerospatiale Matra, CASA and DaimlerChrysler Aerospace. As the largest aerospace company in Europe, and the world's third largest, EADS is a top performer in all sectors of defense and aerospace markets. EADS contributes more than $4 billion to the U.S. economy annually with subsidiary locations in 28 U.S. cities in 16 states, as well as hundreds of suppliers across North America. To learn more, visit the EADS Web site at www.eads.net.

For immediate release:

North American contacts

Jesse Drake

202-776-0988

jdrake@eadsinc.com

Donna Rohrer

202-828-9762

rohrerd@fleishman.com

Europe contact

Dr. Rainer Ohler

(+49) 80 607 34235

rainer.ohler@eads.net

European Aeronautic Defence and Space Company EADS N.V.
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava. de Aragon, 404, 28022 Madrid Spain

EADS new harmonised sourcing strategy achieves about EUR 35 million in 2001 synergy savings

47

Press release

german version

french version

Amsterdam, April 4, 2001

More than half of the EUR 60 million synergies, EADS European Aeronautic Defence and Space Company is to achieve in 2001 will be provided by a harmonised sourcing strategy. The new sourcing strategy was implemented at the beginning of the year.

"This new strategy goes far beyond a traditional procurement policy and redefines the relationship with the EADS suppliers," EADS Chief Executive Officer Rainer Hertrich explained to 125 managers attending a procurement conference. "We need a new framework of cooperation between the suppliers and EADS to successfully implement demanding projects such as the A380. EADS' harmonised sourcing strategy is essential to achieving cost-effectivness, while still ensuring highest quality and innovation."

"Efficient suppliers will be a key factor in our future market success. Through strategic supplier partnerships we will involve suppliers more strongly and give them more responsibility in our projects," explained Rainer Hertrich. At the same time, by speaking with a single "EADS voice" our business units will bring more weight into their negotiations with suppliers."

For EADS, a harmonised sourcing strategy is important in creating added value for all EADS divisions and business units. With this strategy the company is leading role in shaping the suppliers industry which has changed in recent years as the result of mergers and industrial consolidation. "At the same time, we address the customers' demand of best value for money," Hertrich said. "By applying a strategically planned sourcing policy, EADS procurement is contributing enormously to integration and achievement of the value growth targets."

The EADS sourcing strategy has four central aspects. Demand is harmonised and standardised across the borders of all divisions and business units. The supplier markets are under constant observation, especially the markets lying in regions which EADS sees as its future markets. In addition EADS is striving to set up mutual beneficial risk and revenue sharing partnerships with its suppliers. In doing so, important suppliers are to receive support in their entrepreneurial development.

Rainer Hertrich describes the future cooperation among the various sourcing areas within EADS in the following way: "Headquarters will assume the role of strategic architect coordinating the sourcing policy of the individual EADS divisions and units and determining the general terms for coordination with the EADS suppliers. The procurement sections of the individual business units

will be responsible for definition and implementation of their specific sourcing policy, taking their specific business goals into account. The success of the EADS sourcing policy depends on consistent implementation by the business units."

With revenues amounting to EUR 24.2 billion, EADS is the largest aerospace company in Europe and the third largest such company in the world. EADS employs a workforce of approximately 87,000.

Points of contact:

Dr. Rainer Ohler Tel. +49 89 607 34 235

Miguel Sanchez Tel. +34 91 585 77 89

Roland Sanguinetti Tel. +33 1 42 24 24 26

www.eads.net

European Aeronautic Defence and Space Company EADS N.V
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Avda. de Aragon, 404, 28022 Madrid Spain

EADS: door still open for Greek procurement of Eurofighter

(48)

Press release

german version

Munich, 29 March 2001

EADS European Aeronautic Defence and Space Company has noted that the Greek government has decided to postpone signing the contract confirming the order for Eurofighter aircraft until the year 2004.

"We regret that the Greek Eurofighter programme has been deferred along with other defence procurement projects as a result of the reorientation in the government's budget policy. Nevertheless, we are confident that Greece will stand by the decision it has already taken to order the Eurofighter for the Hellenic Air Force. For this reason we are maintaining our offer of a partnership in the Eurofighter programme and will remain in close contact with the Greek authorities," stated Rainer Hertrich, Chief Executive Officer of EADS.

The postponement will have no effect on the profitability of the ongoing Eurofighter programme. Also, the three-year planning of EADS will not be effected. EADS will still achieve its 10 percent EBIT margin in 2004.

Your point of contact:

Dr. Rainer Ohler
+49-89-60734235

European Aeronautic Defence and Space Company EADS N.V.
Le Carre Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Avda de Aragón 404 28022 Madrid Spain

EADS at IDEX 2001

49

Abu Dhabi, March 2001

European leader and number 3 worldwide, EADS European Aeronautic Defence and Space Company, founded in July 2000 by the merger of Aerospatiale Matra (France), Construcciones Aeronauticas SA (CASA - Spain) and DaimlerChrysler Aerospace (Dasa - Germany) which have ready been in the Middle East since the seventies. In the line of its predecessors, EADS proposes a large range of high technology products and systems particularly adapted to the Middle East aerospace and defence market .

Civil aircraft, military transport aircraft, military aircraft, missiles and missile systems, maintenance activities, helicopters, Defence electronics (avionics equipment, UAVs, Control and command systems, airborne surveillance and intelligence), communication satellites, launchers... EADS' scope of activities covers everything flying. That is the reason why EADS has chosen to have a strong presence at Idex with a 600 m2 stand, just close to the main entrance (hall 2), plus a joint 280 m2 area in the French pavilion for its subsidiaries EADS Aerospatiale Matra and Matra BAE Dynamics.

Among all these presentations, the next generation light combat aircraft Mako and the European combat aircraft Eurofighter which already embraces 620 aircraft are two key-programmes for the EADS Military Aircraf Division.

The EADS **Defence Electronics** business unit presents European cutting edge technology, in particular in the fields of Surveillance and Reconnaissance, Command and Control (C4I), as well as Electronic Warfare (EW) and Simulation and Training. The recently developed multifunction naval radar TRS-3D/16ES and the mobile surveillance radar DR174, both ideally suited for the complex threat scenario in the Gulf region, show the high technological standard of EADS radar abilities. The EADS' Maritime Patrol Aircraft mission equipment and the unique naval helicopter-UAV SEAMOS illustrate the airborne reconnaissance activities.

In the sphere of Command and Control (C4I), EADS shows integrated solutions for the new requirements of information warfare and joint/combined operations. They lead to efficient coordination and decision support. Also contributing to this task : the naval communication systems of the EADS-subsidiary Hagenuk, as well as computer-based training systems such as EADS' "Stinger" air defence dome trainer and the airborne EW training system CrEW (Combat readiness Electronic Warfare).

EADS' proficiency in radar and in EW have been combined in its electronic protection equipment, particularly for helicopters (the Electronic Warfare Suite ordered for "Tiger" or the obstacle warning system HELLAS ordered by German and Canadian police forces).

Also presented at IDEX, the EADS highly versatile mobile hospital system TransHospital, recently delivered to the U.A.E. Armed Forces : its autonomous energy and water supply as well as its high mobility on trucks, ship or aircraft, allows it to be efficient in far-from-home missions.

Furthermore, **Matra Systèmes & Information**, a fully owned subsidiary of EADS, European leader

for real-time image acquisition and processing system and French leader in C3I systems, focuses its IDEX presentation on :

- AIDCOM, a comprehensive Navy C4I system to unify naval forces' Command, Control, Communication, Computer and Intelligence systems into a fully integrated network ;
- NAJIR 2000, an optronic fire control system for ship protection ;
- NDGS, a decoy launcher system for surface ships ;
- IBIS, an interoperable battlefield information system ;
- SIRINAM, a land mission planning system for helicopters.

The AFDS, developed, manufactured and presented by **EADS LFK**, is an unpowered, gliding, intelligent submunition dispenser system. Its stand-off capability provides optimum safety for both pilot and aircraft. AFDS has been adapted for deployment on the Swedish Gripen and Viggen aircraft as well as on the Hellenic A-7 aircraft. After several successful critical tests, the US Air Force issued in 1995 an ICA (Initial Compatibility Assessment) which allows the certification of AFDS on F-16 aircraft around the world.

Another EADS LFK key-product present at IDEX is the Polyphem Fibre-Optic Guided Missile System which can be deployed from ships, submarines and helicopters as well as for coastal defence tasks. Apart from its great range capability (up to 60 km), Polyphem excels through its high accuracy and image processing, thus preventing collateral damages. The German Navy plans to arm its new K130 class corvettes with this light missile system.

Observation and Surveillance, Target Acquisition, Strategic Intelligence Missions, Low-Cost and High Performance Target System for Surface-to- Air and Missile Training, Low-Cost Target System for Surface-to-Air Gun & Missile Training, Compact & Multimission System: EADS provides a wide range of UAVs. Some examples of these technologies exhibited at IDEX are:

- the Pointer, the most compact fully operational UAV System in service within several Special Forces and Airborne Divisions;
- the Piver CL289, deployed as a complementary tool of low-speed tactical UAV Systems *such as Brevel, Fox or Eagle and designed to perform Strategic Intelligence Missions at* an altitude of 45,000 feet, during up to 20 hours ;
- the Fox TS3, very easy to use and to maintain for intensive utilisation, all-weather, remotely controlled (up to 4 targets) and recoverable at sea or on land;
- the Fox MLCS, a new concept of UAV System, meeting the Armed Forces' tactical, strategic and economic requirements.

In the field of missiles, EADS is very active in the United Arab Emirates through the activity of its subsidiaries EADS Aerospatiale Matra Missiles and Matra BAE Dynamics which have been on this market for years: the company supplies the UAE the air/ground Black Shaheen and air/air MICA for Mirage 2000/9, and the AM-39 EXOCET anti-ship missile, all exposed at IDEX 2001. Present as well on the exhibition the sea-sea version of EXOCET (MM-40) the anti-missile ASTER15/ASTER30. Another important missile system is the short range air defence fire and forget system VL Mica.

The UAE Air Force uses a wide range of EADS airborne missiles and weapons such as the Magic2, Super 530D, Durandal, Belouga, etc. systems. The Armed Forces also use anti-aircraft defence systems such as the Mistral Atlas or the Rapier.

Euromissile, another subsidy of EADS, provides the United Arab Emirates the MILAN anti-tank missile, present at IDEX 2001.

C212, C235, C295 trainers - consolidation of system Integration Programmes relating to Maritime Patrol and Anti-submarine patrol aircraft programme -modernisation of the UAE Air Forces C130 fleet, the MRTT (Multi Role Tanker Transport) and the future large military transport aircraft A400M represent an example of the EADS capabilities and products in terms of Military Transport Aircraft.

Cougar MK2, Panther, EC135 and EC155 helicopters, the NH 90 - helicopter model with avionics and self defence equipment - and the TIGER HCP will be presented by Eurocopter. This EADS wholly owned subsidiary, born from a merger between Aerospatiale and DASA, is highly present on the military helicopters' market.

EADS space activities are illustrated at IDEX by the Astrium subsidiary. EADS is involved in Space civil and military Earth observation and communication satellites, ground systems and navigation constellations, launchers and orbital infrastructures (Nilesat, Worldstar, Spot, Helios which are of EADS). Present in IDEX 2001: SKYNET 4, communication satellite.

And so far, we also have to remind here the EADS civil aircraft activities: Emirates is one of the launching airlines for the Airbus very large aircraft, the A380.

European Aeronautic Defence and Space Company EADS N.V.
Le Carre Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Avda. de Aragon, 404, 28022 Madrid Spain

EADS raises its 2004 profitability target from 8 % to 10 %

Press release

- German version
- Spanish version
- French version

- 2000 EBIT of EUR 1.4 billion (pre goodwill and exceptionals)
- Restructuring charges of EUR 152 million included
- Strong net cash position of EUR 2 billion
- Dividend proposal of EUR 0.50 per share
- CEOs: "We are proceeding along our path of profitable growth with 15 % increases expected in EBIT and revenues in 2001"

Amsterdam, March 19, 2001

Download

- Results 2000
- RealVideo transmission

EADS European Aeronautic Defence and Space Company (stock exchange symbol: EAD) expects to achieve an EBIT margin of 10 % in 2004, raising its previous target of 8 %. This target includes the Research and Development costs for the Airbus A380 aircraft. The expected improvements in Earnings before Interest and Taxes, (EBIT, pre goodwill and exceptionals), will result from higher growth in business, the positive effects from the EADS merger and a stronger US Dollar rate.

In 2000, EADS increased its profitability. At its Annual Press Conference in Amsterdam on March 19, the company reported pro forma EBIT of EUR 1.4 billion for the full year 2000. This is an increase of 11 % compared to the 1999 pro forma figure of EUR 1.26 billion, adjusted for the financial gain of EUR 182 million from the disposal of Sextant in 1999.

This 2000 EBIT figure already includes a EUR 152 million deduction for restructuring costs relating to the Defence and Civil Systems division, EADS headquarters, and the Space division.

Since the merger in July 2000, the corporate functions of the three founding companies have been combined. Initially, processes and systems were merged in order to unify the new company. Now that the corporate entity is established and this first step completed, the numbers of the headquarters staff, as well as its functions and roles, will be streamlined. With a focus on improving efficiency, EADS intends to significantly reduce corporate headcount, by moving some functions to the operating units and outsourcing or reducing others. The implementation of this restructuring will start immediately and be completed by the year 2002.

The EADS Board of Directors will propose a dividend of EUR 0.50 per share for the business year 2000. Shareholders will have to vote on this proposal at the Annual General Meeting in Amsterdam

on May 10, 2001.

EADS Chief Executive Officer Philippe Camus said: "The figures presented today demonstrate that EADS delivered and even exceeded its first business year profit targets, proving that our merger is already a success. For the future, the record level of orders gives us an exceptional visibility. In 2001, we will consolidate 100 % of Airbus Integrated Company and expect to continue on our path of profitable growth with EBIT and revenues up 15 %. With the dividend proposed to our General Meeting, we want to have our shareholders participate in our success."

Rainer Hertrich, Chief Executive Officer of EADS, commented on the prospects of EADS: "EADS has clearly established itself as a leader in the global aerospace and defence industry. We are the driving force behind the consolidation of the European aerospace and defence industry. We will continue on that path through Airbus Integrated Company, the European Military Aircraft Company, MBDA and further steps in order to use this as leverage for EADS' market position and performance. Following our reorganisation and restructuring in the Space as well as the Defence and Civil Systems divisions, we will expand these businesses through both internal growth as well as further acquisitions. EADS is going the step beyond!"

EADS Chief Financial Officer, Axel Arendt, added: "We are very pleased to announce that our results are fully in line with the expectations of the financial community. Our results were achieved despite high restructuring costs included in our financial statements for the year 2000. The restructuring charges are designed to enhance our profitability in the future. EADS is a company that delivers on its promises. We are pleased that this fact has been appreciated by the financial markets with our share price performing impressively better than the major stock market indices."

Order book covering more than five years of business activity

As already reported, EADS pro forma group revenues for 2000 increased by 7.3 % to EUR 24.2 billion (1999: EUR 22.6 billion). The record order intake achieved in 2000 amounted to EUR 49.1 billion, up 50 %, showing the exceptional performance of the company. At year-end 2000, the order book reached the record level of EUR 132 billion, an increase of 29 % compared to the 1999 pro forma figure. This order book represents more than five years of business activity.

For the same reasons as in 1999, EADS recorded a negative net income of EUR -909 million including a net financial loss of EUR -1.4 billion due to the impact of a higher US-Dollar exchange rate at year-end 2000 compared to 1999 and the accounting principles applied to hedging positions stemming from hedging procedures used before the merger. As in 1999, this effect has no impact on the cash position of EADS. From 2001 onwards, new accounting rules (International Accounting Standards / IAS 39) will enable EADS to allocate nearly all of those hedges to the corresponding underlying commercial contracts, with the effect of dramatically reducing the volatility of the net income due to varying year-end Dollar exchange rates.

At the end of 2000, EADS had a net cash position of more than EUR 2 billion, an increase of about EUR 3 billion from 1999. This increase is due in equal parts to the free cash flow improvement and to the capital increase.

Strong results from the Airbus and Aeronautics divisions

Thanks to its strong market performance and increase of aircraft deliveries, EBIT of the **Airbus** division of EADS rose 53 % to EUR 1.412 billion (pro forma 1999: EUR 925 million). This EBIT figure represents the 80 % Airbus share that is consolidated at EADS. As already reported,

revenues grew 17.5 % to EUR 14.9 billion and order backlog reached EUR 104.4 billion at year end, also representing the 80 % share of EADS. In total, at year-end 2000 Airbus had an order backlog of 1,626 aircraft, covering more than five years of business activity. On top of this, Airbus has now 66 firm commitments for the A380 superjumbo.

The **Military Transport Aircraft** division recorded a decrease of its EBIT to EUR -63 million (1999: EUR -20 million). The division's major future programme, the Airbus A400M, is still in its pre-development phase, and there are further investments into the C295 military transport aircraft and the aerostructures business. Revenues reached 316 million, and order backlog increased to EUR 873 million.

The **Aeronautics** division had a very successful year 2000 with EBIT rising by 47 % to EUR 296 million (1999: EUR 202 million). Particularly successful were the Military Aircraft business unit because of the Tornado upgrade programme and Eurocopter's civil business. The Aeronautics division's revenues reached EUR 4.7 billion, up almost 10 % from 1999, and the order book amounted to EUR 13.1 billion at year end. Space and Defence and Civil Systems divisions record non-recurring expenses

At the **Space** division, EBIT decreased by 31 % to EUR 67 million, net of EUR 65 million non-recurring costs covering restructuring within the division and the portion of the depreciation of exposure to the Globalstar satellite constellation, which is allocated to the Space division. The continued success of the Ariane programme allowed for the main contribution to the division's profits. Revenues increased slightly to EUR 2.5 billion (+0.7 %), while year-end backlog reached EUR 4.8 billion.

Particularly due to restructuring costs, the **Defence and Civil Systems** division recorded a loss with an EBIT of EUR -110 million, following a positive EBIT of EUR 86 million in 1999. Revenues decreased by 24 % to EUR 2.9 billion, which is mainly due to the deconsolidation of the telecom joint ventures with Nortel and to the ongoing defence budget constraints in the EADS core countries, especially in Germany. Year-end order backlog reached EUR 9.7 billion. The implemented restructuring programme will improve the division's profitability. Strong order backlog will be the basis for renewed growth of this division and a return to positive results by 2002.

EADS was formed on July 10, 2000 following the merger of Aerospatiale Matra of France, DaimlerChrysler Aerospace (Dasa) of Germany and the Spanish CASA. The listing of EADS on the Frankfurt, Madrid and Paris stock exchanges marked the first pan-European offering and one of the largest European listings of the year 2000. EADS is the third largest aerospace and defence company in the world.

Contact:

Eckhard Zanger
EADS Communications Finance
Tel. +49 89 607 27961

European Aeronautic Defence and Space Company EADS N.V.
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Avda. de Aragón 404 28022 Madrid Spain

(51)

EADS Headquarters to concentrate on a strategic role

Amsterdam, 16. March 200

Having accomplished the initial phase of combining the corporate functions of the three founding companies, EADS Headquarters will now be streamlined to concentrate on tasks as a strategic shaper of the company. The furture Headquarters functions are mainly to focus on controlling, allocation of financial resources, strategy, coordination of best practises exchange and management of human resources. Therefore purely monitoring and service activities can be reduced or transferred to the operative units.

A resolution on this orientation of Headquarters towards the strategic role has been passed by the Executive Committee and approved by the EADS Board of Directors. The employees' representatives and the HQ staff have been informed this week about the principles of this plan.

The future EADS Headquarters would require between 430 and 530 staff. This is the result of a study conducted by McKinsey, the management consultants. Up to now, HQ represents roughly 1,100 staff.

Tasks that have hitherto been carried out by approximately 570 to 670 staff at HQ are currently being considered for transfer to Business Units or centers of competence. They could alternatively be outsourced or dropped as a result of the realignment, allowing more efficient structures. In addition, the possibilities of a transfer to other functions within the EADS Group will be examined thoroughly.

"An efficient and competent central management is of utmost importance for EADS and its success", commented the CEOs Philippe Camus and Rainer Hertrich.

The plan of Headquarters restructuring will be worked out in more detail by the end of May. Thereafter, and following consultations with the employees' representatives, implementation is to start as soon as possible and shall be finished in 2002.

Points of contact:

Dr. Rainer Ohler Tel. +49 89 607 34235

Miguel Sanchez Tel. +34 91 585 7789

Roland Sanguinetti Tel. +33 1 42242426

European Aeronautic Defence and Space Company EADS N.V.
Le Carre Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S A S 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava. de Aragón, 404 28022 Madrid Spain

EADS-NV is assigned an A2 rating from Moody's

Press release

- German Version
- French Version

Amsterdam, March 8, 2001

EADS European Aeronautics Defence and Space Company welcomes its A2 long term credit rating issued by Moody's.

Philippe Camus and Rainer Hertrich, CEOs of EADS, stated: "We are extremely pleased about this new rating. Following the rating of Standard & Poors, which we received in January 2001, this new rating by Moody's is *another vote of confidence confirming the strong financial structure of the* company and its ability to achieve successfully its integration. It also confirms the EADS potential of value creation. The rating confirms our strong balance sheet and shows our financial capacity to develop major projects such as the A380. It also proves a very sound capital structure which enables us to react on opportunities for acquisitions."

EADS is the first European aeronautic, defence and space company and the leader in major European programmes such as Airbus, Eurofighter and Ariane with a strong access to the European defence markets.

Contact:

Eckhard Zanger
EADS Communications Finance
Tel. +49 89 607 27961

European Aeronautic Defence and Space Company EADS N.V.
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava. de Aragón 404, 28022 Madrid Spain

Successful EADS premiere in Australia

53

Press release

- German version
- French version

- Promising business developments at the Australian International Airshow
- Australian Minister of Defence flies in Tiger
- EADS awarded first prize for stand design

Melbourne/Amsterdam, 19 February 2001


EADS

View of the prize winning EADS stand © EADS

EADS European Aeronautic Defence and Space Company's first trade fair appearance in Australia and the Asian-Pacific region met with exceptional interest amongst customers, experts and the general public. EADS took part as one of the largest exhibiting firms at the Australian International Airshow 2001, which lasted one week and ended on Sunday.

The main focus of interest was the A380 Airbus megaliner whose first customers include the Australian airline Qantas. The single-engine EC-130 helicopter from EADS subsidiary Eurocopter was presented for the first time world-wide. The Eurofighter Typhoon with a Taurus guided missile system, whose good chances of success against competition from an American system have been acknowledged, met the same great interest as the EADS military transport aircraft familiy



Australia's Defence Secretary Peter Reith at an instruction on Tiger together with the crew © EADS

represented by A400M and C-295.



Australia's Defence Secretary Peter Reith tests the capabilities of the support helicopter Tiger © EADS

The highlight of the EADS presentation was the Tiger reconnaissance and support helicopter. A decision on the procurement of the Franco-German Tiger for the Australian Armed Forces is to be made by the end of the year. The new Australian Minister of Defence, Peter Reith, had the opportunity to be convinced of Tiger's capabilities himself during a test flight with the helicopter.

The EADS representative in Australia, Gilbert Dangleterre, emphasised the importance of the region: "Australia and the South Pacific region are corner stones of the growth strategy of a company such as EADS which operates on a world-wide scale. There is considerable growth potential for aerospace products here. We also want to involve national companies in the region in our projects and programmes."

For its first major trade fair appearance in Australia, EADS drew on the long tradition of the successful business activities of its founding companies (Aerospatiale Matra, CASA and DaimlerChrysler Aerospace (Dasa) in the areas of Airbus, guided missile systems and helicopters.



Australias's Defence Secretary Peter Reith paying a visit to the EADS stand
© EADS

On the final day, EADS received the distinction "Best and Most Innovative Stand Design 2001".

The prize was presented by the President of the Australian Aviation Association, Ian Smith.

Points of contact:

Rainer Ohler

Tel. +49 89 607 34235

Postfach 80 11 09

81663 Munich, Germany

Miguel Sanchez

Tel. +34 91585 7789

Aved. Aragón, 404

28022 Madrid, Spain

Roland Sanguinetti

Tel. +33 1 42242426

37, Boulevard de Montmorency

75781 Paris Cedex 16, France

Notice for television reporters:

Footage from the Australian International Airshow 2001 can be ordered free of charge from:

Rainer Karnowski

Tel. +49 089 607 34575

(54)

EADS achieves record order intake of EUR 49.3 billion in 2000, up 50.8 %

Amsterdam, February 16, 2001

- Strong growth in revenues of 7.3 %, reaching EUR 24.2 billion
- Order backlog up 30 % to EUR 133 billion at year-end 2000
- Camus and Hertrich: "Huge growth potential will further accelerate the competitive position of EADS"

Press release

- german version
- french version
- spanish version

EADS European Aeronautic Defence and Space Company (stock exchange symbol: EAD) achieved a record order intake of EUR 49.3 billion in the year 2000. This is an increase of 50.8 % against the pro forma 1999 combined figure of the founding companies Aerospatiale Matra, DaimlerChrysler Aerospace (Dasa) and Construcciones Aeronáuticas (CASA) and shows the exceptional performance of the new group. At year-end, the orderbook amounted to the record level of EUR 133 billion, up 30 % against the 1999 pro forma figure, as the European number one in the aerospace and defence industry announced on February 16, 2001.

EADS group revenues for the first business year reached EUR 24.2 billion on a pro forma basis, an increase of 7.3 % compared with the 1999 pro forma revenues of EUR 22.6 billion.

The CEOs, Philippe Camus and Rainer Hertrich, said: "We are very pleased with the first business year of EADS. We have achieved our goals set at the time of the Initial Public Offering and will continue to do so in 2001. EADS has a huge growth potential, particularly based on the major programs launched or signed in 2000 such as the A380 megaliner, the military transport aircraft A400M, the air-to-air missile METEOR or the military helicopter NH90. We will exploit this growth potential to further accelerate the competitive position of EADS to the benefit of our customers, shareholders and employees."

Commenting on the record order intake, the CEOs continued: "With new orders equivalent to double our revenues in 2000, our order backlog of EUR 133 billion represents more than five years of business activity. This gives us an exceptional visibility for the future and makes us very confident that we will meet if not outperform our medium-term growth and profitability targets".

Divisions confirm their strong market position

Continuing to increase its market share, the **Airbus** division achieved revenues of EUR 14.9 billion, up 17.5 %. With 311 aircraft (1999: 294 aircraft) delivered, Airbus successfully continued to increase its production rate to a record level. As in previous years, order intake was substantially higher than deliveries, with a total of 520 aircraft worth EUR 33.6 billion ordered by customers

worldwide in 2000. For the sixth consecutive year, Airbus order backlog continued to grow and reached EUR 104.0 billion (in EADS accounts) at year-end. In total, Airbus has an order backlog of 1,626 aircraft. This is a record level that covers more than five years of business activity and puts Airbus in the number one position in the world. On top of this, Airbus received 50 firm commitments from some of the best airlines in the world for the new A380 megaliner, which was officially launched on December 19, 2000.

The **Military Transport Aircraft** division recorded revenues of EUR 316 million in 2000. With EUR 493 million, order intake in 2000 remained above the revenue level, resulting in an increased order backlog of EUR 873 million. The A400M program, which was decided upon in 2000 following the purchase intents from seven partner countries for a total of 225 aircraft, has not been included in the year-end 2000 backlog. This programme will bring this division and EADS strong growth in the future.

The revenues of the **Aeronautics** division reached EUR 4.7 billion in the past year, almost 10 % up from 1999, and this has been achieved even before the major military contracts obtained over recent years (Tiger, NH90, Eurofighter) start to have an impact on sales. Eurocopter delivered 289 helicopters, compared to 242 in 1999, and maintained its worldwide number one civil market share of 38%. Military aircraft revenues were sustained by the Tornado upgrade programme. Maintenance grew in line with the world's aircraft fleets, confirming again the growth potential in this area. New orders at the Aeronautics division surged to EUR 8.3 billion, mostly thanks to the signature of the production contract for the military transport helicopter NH90. The order book reached EUR 13.0 billion at year-end, representing more than two years of activity.

In a difficult market environment, revenues of the **Space** division increased slightly to EUR 2.5 billion (+0.7 %). The Ariane programme confirmed its leading position and outstanding reliability with twelve successful launches. Space orders were EUR 3.0 billion, showing the competitiveness of the products in the Space division. These include six Telecom satellites awarded to Astrium, in particular by two of the most important customers (Intelsat and Inmarsat). In the ballistic missiles area, the M51 contract was signed. Year-end backlog reached EUR 4.8 billion, about two years of activity.

Revenues of the **Defence and Civil Systems** division decreased to EUR 2.9 billion (- 24 %) in 2000, particularly due to the anticipated de-consolidation of the civil telecom joint ventures with Nortel that had already been announced at the time of the IPO. On a comparable basis, revenues were stable, proving the very good resistance despite the difficult market characterised by stagnant procurement budgets and the transitionary period between development and production phases, before full revenues can be achieved in the missiles activity. The division has already announced a restructuring programme aimed at improving its profitability. As anticipated, the division's order intake decreased to EUR 3.8 billion after the record levels of past years. In the missile field, orders included export successes of ASTER and, in the military telecom business, EADS was awarded a contract for the Mexican Police forces. In the defence electronics field, EADS booked its first US military contract with the Navy, an exceptional event for a European company. Year-end order backlog reached EUR 10.3 billion, representing three years of activity. These orders do not include the very large volume of the purchase intent by the British Ministry of Defence for METEOR for Eurofighters of the Royal Airforce.

EADS will release detailed financial statements for 2000 on the day of its Annual Press Conference in Amsterdam on March 19, 2001.

EADS was formed on July 10, 2000 following the merger of Aerospatiale Matra of France, DaimlerChrysler Aerospace (Dasa) of Germany and the Spanish CASA. The listing of EADS on the Frankfurt, Madrid and Paris stock exchanges marked the first pan-European offering and one of the largest European listings of the year 2000. EADS is the third largest aerospace company in the world.

Contact:

Eckhard Zanger
EADS Communications Finance
Tel. +49 89 607 27961

European Aeronautic Defence and Space Company EADS N.V.
Le Carre Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava. de Aragón, 404, 28022 Madrid Spain

55

EADS achieves revenues of EUR 24.2 billion in 2000, up 7.3 %

Growth shows the competitive edge of EADS in all its markets

Amsterdam, February 15, 2001

Press release

- german version
- french version

In its first business year, EADS European Aeronautic Defence and Space Company (stock exchange symbol: EAD) achieved group revenues of EUR 24.2 billion on a pro forma basis. This is an increase of 7.3 % compared with the 1999 pro forma revenues of EUR 22.6 billion and in line with market expectations. The growth shows the competitive edge of EADS in all its markets and confirms the company's position as a leader of the aerospace and defence industry.

EADS will publish detailed figures on revenues, order intake and order backlog at 8:00 a.m. on Friday, February 16, 2001.

Contact:
Eckhard Zanger
Communications Finance
Tel. +49 89 607 27961

European Aeronautic Defence and Space Company EADS N.V.
Le Carre Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Avda. de Aragón, 404 28022 Madrid Spain

(56)

EADS in Australia

Melbourne, February 2001

EADS European Aeronautic Defence and Space Company has been present in Australia for many years, although under different names. Its founding companies Aerospatiale Matra of France, Construcciones Aeronáuticas of Spain and DaimlerChrysler Aerospace of Germany as well as subsidiaries like Eurocopter, Airbus and Auspace have their own unique histories in Australia and the Asia-Pacific region alike. EADS was founded on July 10, 2000 and is the third largest aerospace company in the world.

For Australia, EADS is seeking out new growth areas as well as maintaining its long-standing strategic alliances with government and industry alike.

EADS Australia Pacific Pty Limited

EADS Australia Pacific Pty Limited is a wholly owned subsidiary of EADS International, the company's division for worldwide marketing and sales coordination for commercial and military aircraft, aeronautics, military transport aircraft, helicopters, space, missiles and defence and civil systems. The Australian subsidiary is in charge of business development, marketing and sales coordination in Australia, New Zealand and the South Pacific.

Airbus

Airbus is showing an increasingly strong presence in the Pacific region; most of the major flag carriers are already customers and operators of its modern aircraft family.

Its largest customer in the region is Quantas, with 25 aircraft on order, comprising a mix of A330s for domestic use and A380s for long-haul flights to Europe and the United States. Ansett Australia is also a major customer, with twenty A320s in service, while Air Niugini and Aircalin fly A310s and Air Tahiti is an A340 operator. The leasing company AWAS is also an A300-600 customer.

Australian industry is a major and long-established supplier of aerostructures and equipment for Airbus aircraft, with agreements in place covering over US $ 500 million worth of business. Aerostructures for Airbus aircraft are made by ASTA and Hawker de Havilland in Melbourne and Sydney, respectively.

Airbus predicts that carriers in the Pacific region will need almost 400 aircraft, worth some US $ 40 billion over approximately the next 20 years. With the most modern and comprehensive aircraft family in the world - its aircraft range in size from the 100-seat A318 through the 555-seat A380 - Airbus is well-placed to win at least half of this business. More than 4,100 Airbus aircraft have been bought by some 200 carriers around the world.

Airbus is owned by two of the world's leading aerospace companies: EADS with an 80 percent share and BAE Systems with the remaining 20 percent. Airbus activities directly employ some 40,000 people in Europe, with a total of approximately 225,000 people involved by way of its partnerships with some 1,500 suppliers around the world. Airbus is represented in Australia through an office in Sydney, which supports its activities and provides a point of contact for

customers in the region.

With an annual turnover of US $ 17.2 billion in 2000, Airbus now consistently captures about half of all commercial airliner orders. At the end of the year, the cumulative total of Airbus deliveries stood at 2,499 aircraft, with a backlog of 1,626 aircraft. Representing more than four years of production, this is not only the highest year-end backlog in Airbus' history, it is also slightly ahead of the competition's.

Aeronautics

Eurocopter

Eurocopter International Pacific (EIP), as part of the worldwide Eurocopter network, is committed to excellence in marketing, service and support and is charged with the local responsibility for Eurocopter in Australia, New Zealand and the South Pacific region. This advantageous arrangement brings with it the resources of the local marketplace. Today, a total of 257 helicopters, configured for various civil and military mission roles, are supported in the region by Eurocopter facilities in Sydney, Brisbane, Auckland and soon in Melbourne.

The head office located at Bankstown Airport in New South Wales has a fully equipped component repair and overhaul facility and EIP is now considered the "hub of excellence" to provide such services in Asia and Japan. The export of blade repairs and dynamic component overhaul for the Eurocopter product range is rapidly expanding in this region.

Eurocopter is committed to Australia and is involved in the Air 87 Armed Reconnaissance Helicopter Project. It is proposing the Tiger for the Royal Australian Army.

Military Aircraft

This EADS business unit incorporates all of the company's capacities and know-how in the design, development, integration, production of several different types of aircraft, for which it also provides logistic support. These include high-end fighter aircraft and transport aircraft together with the associated airborne reconnaissance technology and command, control and communication in Germany and Spain. EADS Military Aircraft is the national systems leader for the air forces and naval air arms of these two countries, including retrofit and upgrade programmes.

Thanks to its vast expertise gained in numerous successful programmes spanning more than four decades, EADS is a strong and reliable partner within the Eurofighter Typhoon programme. This highly-advanced fifth-generation swing-role aircraft is an extremely potent candidate for the Royal Australian Air Force's fighter programme to replace 71 F/A-18A/B Hornets and 35 F-111C/Gs between 2010 and 2015.

With a 46% stake, EADS Military Aircraft is a major shareholder in the four-nation Eurofighter consortium. It already has 620 firm orders from the air forces of Germany, Italy, Spain and the United Kingdom, with the first deliveries set for 2002. Because of its versatility in air-to-air and air-to-ground operations, the Eurofighter Typhoon has a superb market potential and is on the procurement agendas of many nations including Greece, the Netherlands, Norway, the Czech Republic and South Korea.

Further attractive business potential in Australia is to be seen in the "Wild Weasel" technology for the Supression of Enemy Air Defence (SEAD) and Tactical Electronic Reconnaissance (TER).

EADS and its predecessors developed the combat-proven Tornado ECR (Electronic Combat and Reconnaissance) for the German Air Force. This played an invaluable role during NATO's peace-keeping missions in Bosnia and Kosovo. EADS is one of the very few worldwide companies to offer modular SEAD/TER solutions for aircraft which can be adapted to such roles. Following the EADS concept, prerequisites for suitable "Wild Weasel" platforms are a two-crew concept, long-endurance and air-refuelling capability as well as aerodynamic performance at all altitudes.

Military Transport Aircraft

This division draws upon the specialised technologies of EADS and Airbus aircraft platforms to meet the special mission requirements for their customers, such as the air-to-air refuelling capability based on A310 and A330 platforms.
EADS is the major partner of the Airbus Military consortium, which will manufacture the A440M whose assembly line is in Spain. It is the world leader in the field of light and medium military transport aircraft with the C-212, CN-235 and C295.

Thanks to the C-212, CN-235, C-295 and the future A400M, MTA *is recognised as a specialist in* integrated transport systems from 3 to 32 metric tonnes.

These aircraft platforms provide an unrivalled base for the development and integration of a wide variety of maritime versions. To this end, the Division has developed a mission system called FITS (Fully Integrated Tactical System), which covers all areas of maritime patrol operations from maritime surveillance to EEZ (Exclusive Economic Zone) control, and SAR (Search & Rescue) to the full ASW/ASUW (Anti-Submarine Warfare/Anti-Surface Unit Warfare) capability.

Space Division

Auspace Limited

Auspace is a wholly-owned subsidiary of Astrium. Astrium, formed by the merger of Matra Marconi Space and DaimlerChrysler Aerospace's space division in May 2000, is Europe's leading space company. It is an EADS company (75 percent) with BAE Systems (25 percent). As the leading European space company, it can provide comprehensive or advanced solutions to satisfy all space needs. Astrium has expertise in all space applications, science and Earth observation, telecommunications and ground systems, military programs, launch vehicles and orbital infrastructure.

Auspace is an Australian aerospace and defence engineering company. Areas of expertise include engineering design and research & development of space hardware and systems. Auspace has flight experience in space-system design and implementation, ranging from small satellites to instruments on larger satellites. It is currently a major contributor to the Australian Fedsat Project. Satellite communications is also an area where Auspace has extensive capabilities. From strategic reviews of requirements to implementation options and economic benefits studies, through to supply and implementation of ground stations and VSAT networks for civilian and military customers. Auspace has an advanced technology group that implements specialist modem technologies for a number of major clients.

The company developed the Australian Space Telescope which was included on the flight of the U.S. Space Shuttle Endeavour in 1992 and 1995. It has also conducted feasibility studies in conjunction with the European Space Agency team, as well as mobile communication studies with Ansett Technologies.

Defence and Civil Systems (DCS)

In guided missile systems, EADS offers comprehensive solutions from propulsion systems to warheads, airframe development and missile electronics in the fields of air defence, aircraft and ship armaments, anti-tank and fire support weapons.

EADS' founding companies have been supplying various missile systems to Australia's Mirage fleet since 1963. In that year, Matra Missiles provided R530 air-to-air missiles for the Mirage 3 fleet. The RAAF has also purchased the Magic 550 air-to-air missile. Today, EADS continues to be a supplier of defence technology to the Australian government. Outstanding examples of the company's technological skill are represented by the air defence missile Mistral, the anti-ship missile Exocet, the fibre-optic guided missile Polyphem, which can be used for precision strikes from different platforms (ship, submarine, helicopter or ground-based) and the Taurus and AFDS standoff air-to-surface missiles.

European Aeronautic Defence and Space Company EADS N.V.
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava. de Aragón, 404, 28022 Madrid Spain

57

EADS becomes strategic partner of Finnish Patria

- Finnish Government, EADS and Patria sign a partnership agreement
- EADS to take a 26.8 percent stake in Patria

Press release

german version

Amsterdam, February 6, 2001

The Finnish Ministry of Trade and Industry and EADS European Aeronautic Defence and Space Company have signed a partnership agreement by which EADS will take a share in the Finnish technology group Patria Industries Oyj. The number one European aerospace company will take a 26.8 percent stake in Patria, EADS announced on Tuesday.

Patria's core business includes products and services in aerospace, defence and telecommunications. The company is mainly located in Finland with some facilities in Sweden. It had net sales of EUR 193 million (FIM 1.1 bn) in 1999. Today, Patria is a 100 percent state owned company with approximately 2,200 employees.

The strategic partnership will strengthen Patria's business conditions and expansion of its business activities by, for example, opening new possibilities for industrial cooperation and new export channels. It will allow for EADS to integrate the Finnish aerospace industry in the European industrial cooperation. The partners envisage further developing their industrial collaboration and joining forces in their marketing efforts.

The partnership agreement is subject to approval from the Finnish Government, the responsible bodies of EADS and Patria as well as the competition authorities. The Finnish Ministry of Trade and Industry, EADS and Patria will draw up the necessary contracts in the coming weeks. A deal closing is expected before the summer.

Contact:

Dr. Rainer Ohler

Tel.: + 49 - 89 - 607 34235

European Aeronautic Defence and Space Company EADS N.V.
Le Carré Beechavenue 130-132 1119 PR Schiphol-Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Avda. de Aragón 404 28022 Madrid Spain

EADS-NV raised today from A-/A-2 to A/A-1 long and short term corporate credit ratings by Standard and Poors

58

Amsterdam, January 8, 2001

EADS European Aeronautics Defence and Space Company welcomes the improvement of its credit rating. Standard and Poors raised EADS-NV today from A-/A-2 to A/A-1 long and short term corporate credit ratings.

Philippe Camus and Rainer Hertrich, Co-CEOs of EADS, stated: "We are all extremely proud and pleased about this new rating. This vote of confidence confirms the strong financial structure of the company. It shows the recognition of the success of the actions carried out by EADS since the flotation in July 2000. It proves again the efficiency as well as the great efforts put in by everybody in our teams."

EADS is the first European aeronautic, defence and space company and the leader in major European programmes such as Airbus, Eurofighter, Ariane with a strong access to the European defence markets. EADS was formed on July 10, 2000 following the merger of Aerospatiale Matra of France, DaimlerChrysler Aerospace (Dasa) of Germany and the Spanish CASA. The listing of EADS on the Frankfurt, Madrid and Paris stock exchanges marked the first pan-European offering and one of the largest European listings of the year 2000.

Contact:

Roland Sanguinetti
+33 (0) 1 42242426

Miguel Sanchez
+34 (0) 91 585 7789

Rainer Ohler
+49 (0) 89 607 34235

Eckhard Zanger (Communications Finances)
+49 89 607 279 61

02 MAY -2 AM 8:27

European Aeronautic Defence and Space Company EADS N.V.
Le Carré Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S.A.S. 37 boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Avda. de Aragon 404, 28022 Madrid Spain

59

EADS and BAE SYSTEMS announce formation of the new Airbus company

Press release

german version

french version

Amsterdam/London, 8 January 2001

EADS European Aeronautic Defence and Space Company and BAE SYSTEMS announced on Monday that all conditions precedent (including regulatory approvals) required for the Airbus deal to close have been fulfilled and agreement on common decisions, including the future Airbus Business Plan has been reached. The Airbus Company will be formally established by the end of February 2001 (with effect from 1 January 2001). Airbus is now operating as an integrated enterprise.

Airbus will be owned 80% by EADS and 20% by BAE SYSTEMS. The new company had proforma 1999 consolidated turnover of EUR 15.7 billion and employs some 40.000 people in France, Germany, Spain and United Kingdom. The integration of all Airbus assets in the joint Airbus company is expected to generate synergies of at least EUR 350 million p.a. by 2004.

EADS and BAE SYSTEMS have now provided their Airbus aircraft activities with an optimised industrial organisation at world-class level to better serve its customers and to successfully meet the challenges of the aerospace industry.

Airbus is now in a position to further enhance its competitive position by concentrating purchasing power, removing duplication and overheads. In particular, customers will benefit from a fully integrated customer support organisation.

For Philippe Camus and Rainer Hertrich, the EADS Co-Chief Executive Officers, the birth of the Airbus company is "the latest step taken by EADS without which great projects such as the launch of the A380 would not have been possible. The creation of EADS introduced the necessary conditions for the formation of the Airbus company. Six months after its creation, EADS has once again demonstrated its ability to perform."


A380
A380

A380, © EADS

John Weston, Chief Executive Officer BAE SYSTEMS, added, "Airbus has been outstandingly successful in establishing its strong market position. The restructuring of the business in this way will enable Airbus to deliver still higher levels of performance to customers and shareholders alike."

Your points of contact:

Dr. Rainer Ohler
+49 89 607 34 235

Miguel Sanchez
+34 91 585 77 89

Roland Sanguinetti
+33 1 42 24 24 26

Website:

www.eads.net

European Aeronautic Defence and Space Company EADS N.V.
Le Carre Beechavenue 130-132 1119 PR Schiphol Rijk The Netherlands

EADS Deutschland GmbH 81663 Munich Germany
EADS France S A S 37, boulevard de Montmorency 75781 Paris Cedex 16 France
EADS CASA Ava de Aragón, 404, 28022 Madrid Spain



60-61, 62-63

DOCUMENTATION FOR THE ANNUAL GENERAL MEETING

on Friday, May 17, 2002 at 11:00 a.m.

at Sheraton Amsterdam Airport Hotel
Schiphol Boulevard 101,
1118 BG Amsterdam, The Netherlands.

AGENDA

1. Acceptance and approval of the Report of the Board of Directors;

2. Adoption of the accounts for the financial year 2001;

3. Approval of the result allocation, distribution and payment date of dividends;

4. Release from liability of the members of the Board of Directors;

5. Renewal of the appointment of the auditors for the financial year 2002;

6. Authorisation for the Board of Directors to repurchase shares of the Company.

Contents

Shareholder Information :

(free call)

France:	0800 01 2001
Germany:	00 800 00 02 2002
Spain:	00 800 00 02 2002

@mail box : comfi@eads.net

EADS
European Aeronautic Defence and Space Company

TEXT OF THE RESOLUTIONS PROPOSED BY THE BOARD OF DIRECTORS

FIRST RESOLUTION

Report of the Board of Directors

RESOLVED THAT the Report of the Board of Directors as submitted to the Annual General Meeting of the Shareholders be and hereby is accepted and approved.

SECOND RESOLUTION

Adoption of the accounts for the financial year 2001

RESOLVED THAT the audited annual accounts for the accounting period from January 1, 2001 and ended December 31, 2001, as submitted to the Annual General Meeting of the Shareholders by the Board of Directors, be and hereby are adopted.

THIRD RESOLUTION

Approval of profits, distribution and payment date of dividends proposed by the Board of Directors

RESOLVED THAT from net profits of € 1,372 million, as shown in the profit and loss statement for the financial year 2001, the amount of € 967 million is attributed to reserves and the remainder, being € 405 million shall be distributed to shareholders as a dividend of a gross amount of € 0.50 per share on June 28, 2002.

FOURTH RESOLUTION

Release from liability of the members of the Board of Directors for their activity during the financial year 2001

RESOLVED THAT the members of the Board of Directors be and hereby are granted a release from liability for the performance of their duties in the financial year 2001, to the extent that their activity has been reflected in the annual accounts for the financial year 2001.

FIFTH RESOLUTION

Renewal of the appointment of the auditors for the financial year 2002

RESOLVED THAT the Company's auditors for the accounting period being the financial year 2002 shall be Arthur Andersen, whose registered office is at Prof. W. H. Keesomlaan 8, 1183 DJ Amstelveen, The Netherlands, and KPMG Accountants N.V., whose registered office is at Churchillplein 6, 2517 JW The Hague, The Netherlands.

SIXTH RESOLUTION

Authorisation for the Board of Directors to repurchase shares of the Company

RESOLVED THAT the Board of Directors be and hereby is authorised, for a period of 18 months from the date of this meeting, to repurchase shares of the Company, on any stock exchange or otherwise, within the limit of 5% of the Company's issued share capital and at a price not less than nominal value and not more than 110% of the price at which the Company's shares were quoted at close of business on any stock exchange on the trading day before such repurchase. This authorisation supersedes and replaces the authorisation given by the Annual General Meeting of May 10, 2001 in its seventh resolution.

REPORT OF THE BOARD OF DIRECTORS

Dear ladies and gentlemen, dear shareholders,

We convene today this Annual General Meeting of **European Aeronautic Defence and Space Company EADS N.V.** (references herein to "EADS" or the "Company" or the "Group" include EADS and its subsidiaries) in order to:

- on the one hand, inform you on the results of the Company and its subsidiaries for the year 2001 and to submit for your approval the accounts for this period; and

- on the other hand, to seek renewal of the financial authorisation that you granted to the Board of Directors (the **"Board"**) last year.

Included in the bundle of documents that you are provided with is the "Documentation for the Annual General Meeting", which comprises all the reports to be submitted to you, namely this report of the Board and the report of the statutory auditors, Arthur Andersen and KPMG Accountants N.V.. These documents also include the statutory accounts and consolidated financial statements for the year 2001, which were accepted by the Board on March 15, 2002 following the recommendation of the Audit Committee, and the text of the resolutions that will be submitted for your approval at the end of this Annual General Meeting.

This report is limited to fundamental issues. Consequently, the reader should refer to the text of the Reference Document ("Document de Référence"), a copy of which is filed with the Paris, Frankfurt and Spanish Stock Exchange Authorities, and/or to the Annual Report, should he or she require further information.

GENERAL OVERVIEW

With a workforce of 102,967 employees (at year-end) and revenues of € 30.8 billion in 2001, EADS is Europe's premier aerospace and defence company and the second largest aerospace and defence company in the world. In terms of market shares, EADS is among the top two manufacturers of commercial aircraft, civil helicopters, commercial space launch vehicles and missiles, and a leading supplier of military aircraft, satellites and defence electronics. In 2001, it generated 80% of its sales in the civil sector and 20% in the military sector.

The creation of EADS in July 2000 marked a critical step in the consolidation of the European aerospace and defence industries by combining the businesses previously operated by Aerospatiale Matra (**"ASM"**), DaimlerChrysler Aerospace AG (**"Dasa"**) and Construcciones Aeronauticas SA (**"CASA"**).

The above combination which set up EADS was completed within the framework of an initial public offering of EADS shares to institutional investors, the public and qualifying employees of the EADS group. As a result since July 10, 2000, EADS' shares are listed on the Paris, Frankfurt and Spanish Stock Exchanges and are included in the French CAC 40 index.

EADS has organised its businesses into five divisions: (i) Airbus, (ii) Military Transport Aircraft, (iii) Aeronautics (other than Airbus and Military Transport Aircraft), (iv) Defence and Civil Systems and (v) Space. The combination of these businesses has established EADS as a recognised leader across most sectors of its operations, consolidating its control in such areas of longstanding collaboration as Airbus, Eurocopter, Eurofighter, Astrium, MBDA and Arianespace.

MAIN EVENTS FOR 2001

The year, of course, was dominated by the dramatic events of September 11 and the subsequent conflict in Afghanistan. Inevitably, these have had an important impact on EADS' various businesses, and there is no doubt whatsoever that there are major challenges to face in the year ahead. However, it remains a fact that EADS has a very strong portfolio of products – in civil and defence - which results in a robust competitive position in world markets. Moreover, immediate actions have been taken by the management after these dramatic events in order to preserve cash and profitability.

In 2001, EADS has made substantial progress with the integration of the Group's operations. More than 600 projects to create value through inter-company synergies and performance improvements and the more efficient use of existing know-how and capital investment are under way, and results of € 100 million of value creation are well in excess of expectations of € 60 million.
Synergies achieved through Group sourcing deserve special mention, and other initiatives include the exchange of best practices, technologies and knowledge throughout the Group in the areas of R&T, manufacturing, engineering and product support.
In 2001, EADS has outperformed all financial targets; revenues grew by 27%, ahead of the 20% growth target and EBIT pre-goodwill amortisation and exceptionals has increased by 21%, surpassing the 15% initial growth target.

Thus, EADS, as a leader in the aerospace and defence industries, continued to drive further integration in 2001 – most significantly we established Airbus as a fully-integrated business and created MBDA, the world's n° 2 missile systems company.

In addition, Airbus in 2001 secured orders for aircraft representing a market share of 61 % in value. At December 31, 2001, Airbus had 1,575 aircraft in order book, the world largest order book of commercial aircraft.
It delivered 325 aircraft in 2001 against 311 in 2000.

The launch of the A380 met commercial success with 85 firm orders and 12 commitments coming from 9 different customers confirming our market vision was right.

Our strategy to develop military business is on its way, with the ramp up of the production of the Eurofighter, with major orders in military helicopters (Tiger and NH90) and with the signature to be effective in 2002 of the A400M programme representing over €18 billion of future revenues. We expect to grow our defence business from € 6.1 billion in 2001 to over € 9 billion in 2004 representing an increase of 50%.

SHAREHOLDING AND STOCK PRICE EVOLUTION

As of December 31, 2001, EADS' share capital was set up at € 809,175,561 divided into 809,175,561 shares of € 1 nominal value each.

On July 12, September 18 and October 12, 2001, the Board, using the authorisations given to it by the shareholders' meeting of May 10, 2001, approved:

- the granting of stock options for subscription of 8,524,250 shares of the Company;

- the authorisation given to the Chief Executive Officers to set up and to implement a share buy-back programme for the repurchase of up to 10,500,000 shares;

- the offering of up to 2,017,894 shares to eligible employees of EADS within the framework of an employee share ownership plan (**"ESOP"**). As a result, on December 5, 2001, 2,017,894 shares (i.e. 0.2% of the issued share capital) were issued.

Currently, the shareholding of EADS is made up as follows:

- 30.2% of the share capital owned indirectly by DaimlerChrysler AG,

- *30.2% of the share capital owned by Société de Gestion de l'Aéronautique, de la Défense et de l'Espace* (**"SOGEADE"**), a French partnership limited by shares which share capital is held 50 % by Société de Gestion de Participations Aéronautiques (**"SOGEPA"** - a French State holding company) and 50 % by Lagardère SCA acting through a French holding company controlled by the latter at 74 %, and which remaining shareholding of 26 % is held by first rank French financial institutions,

- 5.5 % of the share capital owned by Sociedad Estatal de Participaciones Industriales (**"SEPI"** - a Spanish state holding company),

- 31 % of the share capital owned by the Public (including EADS employees).

- 2.8% and 0.3% of the share capital owned respectively indirectly by DaimlerChrysler AG and directly by the French State.

By application of the principle of parity, DaimlerChrysler AG and SOGEADE jointly exercise their shareholders rights in EADS through a Dutch law contractual partnership with SEPI.

During the year under review, the EADS share price went through four consecutive main phases.
From January to June 2001, EADS shares traded in a range of €20 to €23. This was in fact a strong performance at a time when the major stock indices were moving significantly downward.

Then, for much of the summer, it varied between € 23 and € 25 - reaching its all year high of € 25.07 thanks to the very encouraging level of orders announced at the Paris Air Show.

The third phase started mid August, when the financial markets began to worry about the economy and airline passenger traffic and wondered whether the aerospace segment had reached one of the peak of its cycles. The share price went down to the € 18/€ 19 level.

The fourth phase was triggered by the events of September 11 in which the financial markets became extremely pessimistic about the economy and airline traffic. All markets suffered, but EADS stock like other companies of the aerospace sector were among the worst-hit, following the halting of air traffic in the US and the unprecedented 30%-40% air traffic fall in September and October 2001.

Between September 7 and September 21, our shares lost half their value, reaching an all time low of € 9.14. This was followed by a gradual recovery, up to € 13/€ 14 at the end of 2001, implying that catastrophic scenario was now behind us.

This level represents a low price compared to historical high levels but represents still a better performance than stock market indexes (CAC 40 namely).

The average value of trading for the year was around 1.7 million shares daily exchanged.

The continuing recovery of the economy and airline traffic at the beginning of 2002 as well as defence growth opportunities (such as Paradigm and A400M) have already started to support EADS stock price. Moreover, Airbus has confirmed deliveries around 300 aircraft in 2002, which is close to the 2001 level (325). The medium and long term fundamentals of the industry remain solid with an underlying 4.9%* average air traffic growth and good opportunities for aircraft replacement.

As of March 15, 2002, EADS stock price had increased to € 16.67 representing one of the best market performances since the beginning of year 2002.

* Airbus global forecast 2000

CORPORATE GOVERNANCE

As a reminder, the Board is responsible for the affairs of EADS and as a single tier structure, combining both executive and non-executive members, it is the company's highest decision-making body after the shareholders meeting. The role of the Board is to ensure that the Company is operated to maximise shareholder value in accordance with the law and the established rules of Corporate Governance, while taking into account the maintenance of good relationships with the Company's employees and customers.

The Audit Committee and the Personnel Committee, set up by the Board in 2000 from among its members, both met twice in the year 2001. The Audit Committee reviewed the 2000 pro-forma results as well as the half-year results 2001. The Personnel Committee discussed the bonus payments for 2000, as well as the remuneration policy and stock-option plan for 2001.

The Board met six times in the year 2001. Topics discussed and operations authorised at these meetings included EADS strategy, the integration process, major business issues, major investments projects such as the creation of the Airbus integrated company, the formation of MBDA and the development and the production phase of A400M programme, and the Group's financial results and forecasts. During this period, the Board was regularly informed through business reports from the Chief Executive Officers, rolling forecasts, strategic and operational plans.

The European Work Council, which was set up by EADS in 2000 with employee representatives to promote social dialogue and information flow throughout the Group, met three times in the year 2001 to review the Group structure and its evolution, the activity of the divisions and business units as well as the harmonisation of the profit sharing at Group level.

EADS GROUP BUSINESS

The pro forma figures included herein for 2000 give effect to the EADS Merger as if it had occurred on January 1, 2000 they do not include all transactions that occured in 2001, namely the Airbus SAS creation and its first time 100% consolidation.

EADS booked new orders worth € 60.2 billion in 2001, which represent an increase of 23% compared to the pro forma level of € 49.1 billion in 2000 raising the order book to € 183,256 million at December 31, 2001, which is 39% higher than the level of year end 2000 and corresponding to more than six years of revenues.

Table 1 – Order intake and order book by division (in millions of €)

	Order intake		Order book	
By division	2001	2000 pro forma	2001	2000
Airbus*	50,279	34,158	156,075	104,387
Military Transport Aircraft	993	493	1,320	873
Aeronautics	5,315	8,322	13,722	13,067
Defence & Civil Systems	3,081	3,857	9,094	9,722
Space	1,333	3,024	3,796	4,826
Eliminations and other	(793)	(775)	(751)	(1,001)
Total EADS Group	**60,208**	49,079	**183,256**	131,874

*on the basis of catalog prices; from 2001 Airbus consolidation at 100%

Airbus had another excellent year with the 274 net orders received in 2001 representing a 50.2% worldwide market

The order book is representing for Airbus a value of more than € 156 billion. Airbus order intake reached € 50 billion in 2001 increasing 47% compared to € 34 billion (80% consolidated) in 2000.

Airbus was successful to place orders for the A380 even after the dramatic events of 11 September. In total, Airbus received 85 firm orders (in the order book) and 12 commitments.

The **Military Transport Aircraft** Division recorded € 993 million order intake in 2001, which represents nearly twice the revenue level, resulting in an increased order book to € 1.3 billion. The A400M contract has been signed in December 2001 by eight European nations for a total of 196 aircraft valued at € 18 billion. The final approval of the German Government was still pending in 2001 and the order has therefore not been included in the year-end 2001 order book. It is expected to enter in the order book in 2002. This programme will contribute to this division and EADS' strong growth in the future.

Order intake at the **Aeronautics** Division reached to € 5.3 billion. The order book reached € 13.7 billion at year-end, representing more than two years of activity.

With 375 machines ordered in 2001 Eurocopter is confirming its position as number one worldwide. In particular, Eurocopter continued its success with a 57% market share in civil helicopters worldwide deliveries. On export markets for military helicopters NH90 and Tiger, Eurocopter was selected against competition for contracts worth € 1.6 billion in total and has now more than 500 military helicopters in order book.

As anticipated, the **Defence & Civil Systems** Division's order intake decreased to € 3.1 billion in 2001 after the very high levels of past years and year-end order book reached € 9.1 billion, securing profitable growth for the years to come.

Space Division order intake amounted to € 1.3 billion taking into account a depressed telecommunications satellites business and heavy competition. Year-end order book reached € 3.8 billion, which is about one and a half-year of activity.

FINANCIAL HIGHLIGHTS

1 - EADS Pro-forma Consolidated Financial Statements

The following discussion is based upon the audited consolidated financial statements of EADS for 2001 and the unaudited pro forma consolidated financial statements of EADS for 2000.

The unaudited pro forma consolidated financial information of EADS for 2000 included herein is provided for illustrative purposes only. These pro forma consolidated figures of EADS provide information as if EADS had already existed as of January 1, 2000 and are meant to reflect the development of EADS business as if it had taken place in 2000. The 2000 pro-forma financial statements refer to the scope of consolidation that resulted from the EADS merger in 2000; as such, they do not reflect changes in consolidated entities or accounting methods that occurred in 2001 (e.g., Airbus 100% consolidation). Consequently, the scope of consolidation referred to in the 2000 pro forma financial statements differs significantly from that referred to in the 2001 financial statements.

The accounting principles applied by EADS are **"IAS"** (International Accounting Standards), with the exception that EADS expenses all development costs as incurred. The consolidated financial statements include all material subsidiaries under the control of EADS. Significant investments in which EADS has a 20% to 50% ownership are generally accounted for using the equity method. For investments in material joint ventures, EADS uses the proportionate method of consolidation as stipulated under IAS, with the exception that EADS consolidates the MBDA joint venture proportionately at a rate of 50% including minority interests of 12.5%. This reflects the substance of the control of EADS on MBDA. Other investments are accounted for at fair value.

Revenues

EADS revenues reached € 30.8 billion in 2001, an increase of 27.3 % compared with the 2000 pro forma revenues of € 24.2 billion. Excluding the impact of Airbus first time full consolidation, this represents an increase of 10%.

Table 2 - Revenues (in millions of €)

By Division	Revenues 2001	Revenues 2000 pro forma
Airbus*	20,549	14,856
Military Transport Aircraft	547	316
Aeronautics	5,065	4,704
Defence & Civil Systems	3,345	2,909
Space	2,439	2,535
Elimination & Others	(1,147)	(1,112)
Total EADS Group	**30,798**	**24,208**

*Airbus 100% consolidated from 2001 vs. 80 % in 2000

Consolidated revenues of **Airbus** increased by 38.3% from € 14,856 million in 2000 to € 20,549 million in 2001, mainly due to the effects of the Airbus consolidation at 100%, but also as a consequence of increases in aircraft deliveries from 311 aircraft in 2000 to 325 aircraft in 2001. Revenues from 2000 to 2001 were also slightly positively affected by the strengthening of the dollar against the Euro.

Consolidated revenues in the **MTA** Division increased by 73.1% from € 316 million in 2000 to € 547 million in 2001, due principally to increased deliveries under the C-295 contract with the Spanish Airforce and the CN-235 contract with Turkey.

Consolidated revenues in the **Aeronautics** Division increased by 7.7 % from € 4,704 million in 2000 to € 5,065 million in 2001, primarily due to an increase in revenues from Eurocopter and from other military aircraft programmes, including the Eurofighter series production phase as well as the maintenance business.

Consolidated revenues in the **Defence and Civil Systems** Division increased by 15% from € 2,909 million in 2000 to € 3,345 million in 2001. The increase related primarily to the effects of the ramp up of missiles programmes and growth in the secured telecom business.

Consolidated revenues in the **Space** Division decreased by 3.8% from € 2,535 million in 2000 to € 2,439 million in 2001, primarily due to fewer deliveries of Ariane 4 and Ariane 5 launchers during 2001.

EBIT

EADS uses EBIT* as a key indicator of its economic performance. The term "exceptional" refers to income or expenses of a non-recurring nature, such as amortisation expenses of Fair Value Adjustments relating to the EADS Merger, the Airbus combination and the formation of MBDA, as well as impairment charges.

Table 3 – EBIT* before goodwill amortisation and exceptionals (in millions of €)

By Division	2001	2000 pro forma
Airbus	1,655	1,412
Military Transport Aircraft	1	(63)
Aeronautics	308	296
Defence & Civil Systems	(79)	(110)
Space	(222)	67
Elimination & Others	31	(203)
Total EADS Group	**1,694**	**1,399**

*Airbus 100% consolidated from 2001

Consolidated EBIT* of **Airbus** increased by 17.2% from € 1,412 million in 2000 to € 1,655 million in 2001. This increase was principally a consequence of the Airbus 100% first time consolidation, as well as an increase in aircraft deliveries, productivity improvements and a slight positive impact of the dollar-euro exchange rate. Increased R&D expenses (mainly on A380 and A340-500-600 programmes), additional provisions related to aircraft sales financing exposure and costs associated with some restructuring partially offset the increase.

In the **MTA** Division, consolidated EBIT* improved from a loss of € 63 million in 2000 to a gain of € 1 million in 2001, principally as a result of a more favourable product mix and increased deliveries.

Consolidated EBIT* in the **Aeronautics** Division increased by 4.1% from € 296 million in 2000 to € 308 million in 2001, mainly due to increased deliveries of helicopters.

In the **Defence and Civil Systems** Division, consolidated EBIT* improved from a loss of € 110 million in 2000 to a loss of € 79 million in 2001, mainly due to improved revenues and margins, as well as the positive impact of previous restructuring on the Systems & Defence Electronics business. The improvement was offset in part by the impact from January through September 2001 of negative performance of the civil telecommunications joint ventures with Nortel and charges for ongoing restructuring.

Consolidated EBIT* of the **Space** Division decreased from a profit of € 67 million in 2000 to a loss of € 222 million in 2001. The decrease is primarily attributable to write-downs of investments in Nahuelsat, Starsem, Arianespace and Spacehab following a critical reassessment of the value of these investments. Reduced revenues, continued restructuring costs and new provisions for restructuring associated with EADS Launch Vehicles, contributed to the decrease.
The total of restructuring and assets write down charges, included in EBIT* for Space Division in 2001 amounts to € 280 million.

*pre-goodwill amortisation and exceptionals

Table 4 - Reconciliation of EBIT and EBIT before goodwill amortisation and exceptionals

in millions of €	2001	2000 pro forma
Income before financial income, income taxes and minority interests	2,514	200
Dilution gain Airbus UK, MBDA	(2,794)	-
Goodwill amortisation and related impairment charges	1,466	429
Exceptional depreciation (fixed assets)	260	176
Exceptional depreciation (financial assets)	315	-
Exceptional depreciation (inventories)	275	483
Income from investments	(342)	111
EBIT pre goodwill and exceptionals	**1,694**	**1,399**

Table 5 - Income Statements

in millions of €	2001	2000 pro forma
Revenues	**30,798**	**24,208**
Cost of sales	(25,235)	(20,072)
Gross margin	**5,563**	**4,136**
Selling, administrative and other expenses	(2,561)	(2,510)
Research and development expenses	(2,046)	(1,339)
Other income	3,024	342
Amortisation of goodwill and related impairment losses	(1,466)	(429)
Income before financial result, income taxes and minority interests	**2,514**	**200**
Financial result, net	(513)	(1,315)
Profit (loss) before income taxes and minority interests	**2,001**	**(1,115)**
Income taxes	(646)	220
Minority interests	17	(14)
Net income	**1,372**	**(909)**

Balance Sheet

Stockholders' equity decreased to € 9,877 million in 2001, compared to € 10,250 million in 2000 pro-forma, mainly resulting from the net income (€ 1,372 million), more than offset by additional provisions on financial instruments according to IAS 39 (€ -1,225 million) and a dividend of € 404 million paid in 2001 by EADS N.V. (see table 7 below).

Net Cash

Cash flows provided by operating activities was up to € 2,656 million demonstrating the improvement in operating performance. Cash flows used in investing activities of € 2,272 million were principally due to continued capital expenditures associated with modernising and enlarging technical plant and equipment, sales financing activities and new investments in companies.

Cash flows used in financing activities of € 677 million were principally related to dividend payments and a change in financial liabilities.

2 - EADS Audited Consolidated Financial Statements

The year 2001 figures represent the first full year of operations of EADS. For 2000, as the creation of EADS was treated as business combination with Aerospatiale Matra (ASM) being the purchaser of Dasa and Casa, the figures before July 2000 include only the operations of the former ASM. 1999 figures only relate to the operations of the former ASM, too.

The accounting principles applied are the same as mentioned above.

Table 6 - Audited consolidated income statement

in millions of €	2001	2000	1999
Revenues	**30,798**	**19,427**	**12,236**
Cost of sales	(25,235)	(16,004)	(9,624)
Gross margin	**5,563**	**3,423**	**2,612**
Selling, administrative and other expenses	(2,561)	(2,144)	(1,358)
Research and development expenses	(2,046)	(1,077)	(689)
Other income	3,024	251	312
Amortisation of goodwill and related impairment losses	(1,466)	(277)	(127)
Income before financial result, income taxes and minority interests	**2,514**	**176**	**750**
Financial result, net	(513)	(1,320)	(1,724)
Profit (loss) before income taxes and minority interests	**2,001**	**(1,144)**	**(974)**
Income taxes	(646)	264	352
Minority interests	17	(23)	(22)
Net income (loss)*	**1,372**	**(903)**	**(644)**

EADS

Table 7 – Audited consolidated balance sheet

in millions of €	2001	2000
Fixed assets	25,364	20,894
Non-fixed assets	18,318	16,745
Deferred taxes and prepaid expenses	5,033	3,805
Total Assets	**48,715**	**41,444**
Stockholders' equity	9,877	10,250
Minority interests	559	221
Provisions	11,918	8,684
Liabilities	22,597	18,247
Deferred taxes and deferred income	3,764	4,042
Total liabilities and equity	**48,715**	**41,444**

3 - EADS N.V. Statutory Accounts

Table 8 - Statutory balance sheet

in millions of €	2001	2000
Goodwill	5,068	5,695
Financial assets	2,232	3,130
Fixed assets	**7,300**	**8,825**
Receivables and other assets	2,825	254
Securities	5,047	2,482
Cash and cash equivalents	828	2,081
Non-fixed assets	**8,700**	**4,817**
Deferred taxes	22	32
Total Assets	**16,022**	**13,674**
Capital stock	809	807
General reserves	9,068	9,443
Stockholders' equity	**9,877**	**10,250**
Other liabilities	6,145	3,424
Liabilities	**6,145**	**3,424**
Total liabilities and stockholders' equity	**16,022**	**13,674**

Table 9 - Statutory income statement

in millions of €	2001	2000
Income from investments	1,807	(401)
Other results	(435)	(149)
Net result	**1,372**	**(550)**

OUTLOOK 2002

The Management has taken immediate actions after the dramatic events of 2001 to stabilise deliveries in Airbus at a level of around 300 aircraft in 2002 (compared to 325 in 2001) and implemented cost saving measures to preserve cash and profitability. In the same time we continue to develop our defence business which will contribute significantly in the future to the growth of revenues and EBIT.

In 2002 our revenues are expected to remain nearly stable with a slight decrease of around 2% in constant $, due to the expected decrease in Airbus deliveries almost offset by growth in all other activities.
EADS Management expects to maintain EBIT margin pre R&D at the same level as 2001 (12%), despite lower Airbus deliveries, and mostly thanks to cost savings plans.

EADS will increase its R&D spending in 2002 and 2003 compared to 2001, to develop important value creation programmes such as A380. After this increase of R&D expenses and including market risks assessment, management expects EBIT pre-goodwill amortisation and exceptionals to be at about € 1.2 billion in 2002.

Despite the anticipated increase in capital expenditures due to the A380 development continuation, EADS expects Free Cash Flow to remain positive before customer financing cash impact.

EADS' order book is expected to grow in 2002, due to programme orders such as A400M. With this large order book EADS will enhance an already excellent visibility to its shareholders.

EADS STRATEGIC CHALLENGES

In order to become a global aerospace and defence player EADS has set itself the following strategic priorities:

• To drive forward further consolidation within the aerospace and defence industry. EADS considers this consolidation on two levels:

- European consolidation. After the creation of the integrated Airbus Company and MBDA, EADS will further consolidate within the areas of space, military aircraft and defence electronics.
- Transatlantic and global co-operation. EADS will pursue further partnerships with US companies and other aerospace and defence companies in important key-regions.

• To pursue new defence opportunities, particularly in the domains of Intelligence (C4ISR), Deterrence & Power projection and Survivability & Homeland Security, EADS is strongly focussing on an access to the US defence budgets. Besides the US, EADS is also focussing on other strategically important regions such as Asia and Latin America.

In addition, by growing in defence, EADS will achieve a balance in its product portfolio between civilian and governmental businesses and therefore will be less exposed to the cyclical effects of the commercial markets. A balanced EADS portfolio could generate new businesses coming from transversal opportunities - such as mission aircraft– but also benefit from dual technologies.

Airbus

Airbus has taken its measures after September 11 for cost reduction, cash protection and R&D expenses, while continuing the development of A380, as this product is key to Airbus' future market position and profitability. In the commercial upturn to come Airbus will continue to strengthen its financial position in order to meet customers' expectations with a complete and young range of efficient products.

Military Transport Aircraft

In 2002 the Division expects to start with the development work on A400M which will represent a total contract of € 18 billion with over € 2 billion of revenues expected to be already generated between 2002 and 2004.

Aeronautics

The Aeronautics Division was very successful in 2001. The Division will grow its defence business strongly: large military programmes, among which Euro fighter, are going into production and Eurocopter is growing its presence on military markets with products such as NH-90 and Tiger while continuing to be world leader on commercial helicopters.

Defence and Civil Systems

In 2001 Defence and Civil Systems put its new organisational structure into practice in order to gain a broader market access by establishing transatlantic programmes related to NATO's Defence Capability Initiative. Thereby the Division focuses on Homeland security issues (including Ballistic Missile Defence), commercial air transport security –together with Airbus- and mission aircraft for intelligence and surveillance and is now ramping up production of new state-of-the art generation of missiles systems such as Storm Shadow/Scalp EG and Aster.
The creation of MBDA was effective in December 2001 making it the second largest missiles systems manufacturer in the world with a very high order book and improved profitability outlook coming from the start of production of some major programmes.
The telecom business strategy of EADS is focused on military and security telecom which is strengthened by Cogent acquisition; on the civil telecom side, we are disengaging influence in our two joint-ventures with Nortel.

Space

The Space Division is going through a comprehensive reorganisation in order to focus on customer satisfaction, to streamline the organisation, to increase EADS space industry integration.

Space Services are a key element in large civil and defence systems like Air Traffic Management, Missile Defence, Security, or Communication Systems for the armies. It is EADS willingness to be an active player in this field to offer a full service to the customer.
Our recent successes (Skynet 5, Envisat, Ariane 5) plus potential Galileo project show our competitive position. These commercial successes and the current reorganisation will secure future profitability improvement.

CONCLUSION

More than one year after the merger, EADS is on the right track to drive forward further consolidation in aerospace and defence, to have a complementary portfolio of products and services, and to grow its defence businesses. With these strategic objectives, EADS is well prepared to face the current market challenges of becoming a global player.

The information contained in the Auditors' Report and in the Board Report and its appendices is accurate and complete and should enable you to form an opinion on the situation of the Company and the operations that are submitted to you for approval.

We propose that the Annual General Meeting approves the audited annual accounts for 2001 and decides that from the 2001 net profits of € 1,372 million the amount of € 967 million will be attributed to reserves and the remainder, being € 405 million, will be distributed to shareholders in the form of payment of a gross amount of € 0.50 per share on June 28, 2002.

Furthermore, we suggest that the Company's auditors for the financial year 2002 should be Arthur Andersen and KPMG Accountants N.V.

We also recommend that shareholders discharge the members of the Board of their responsibility for the conduct of the business.

Finally, we propose to the Annual General Meeting to approve the renewal of the authorisation to the Board to repurchase shares of the Company within the limit of 5% of the Company's issued share capital for a period of 18 months from the date of this meeting. The above authorisation will supersede and replace the one granted by the Annual General Meeting on May 10, 2001, being reminded that as of March 15, 2002, no shares have been yet bought back, but the buy-back programme is intended to start by the end of March.

The resolutions that shall be submitted to your vote strictly conform to the terms of the above reports and are in our opinion in the interest of the Company and the development of its activities.
Consequently, we invite you to adopt the resolutions and thank you for the trust you have repeatedly shown us at the key stages of the creation of EADS.

Amsterdam, March 15, 2002

The Board of Directors

EADS

EADS N.V. CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS 2001, 2000 AND 1999

(in millions of €)	Note	2001	2000	1999
Revenues	5, 23	30,798	19,427	12,236
Cost of sales	6	(25,235)	(16,004)	(9,624)
Gross margin		**5,563**	**3,423**	**2,612**
Selling, administrative and other expenses	6	(2,561)	(2,144)	(1,358)
Research and development expenses		(2,046)	(1,077)	(689)
Other income	7	3,024	251	312
Amortisation of goodwill and related impairment losses	10	(1,466)	(277)	(127)
Income before financial result income taxes and minority interests		**2,514**	**176**	**750**
Financial result, net	8	(513)	(1,320)	(1,724)
Profit (loss) before income taxes and minority interests		**2,001**	**(1,144)**	**(974)**
Income taxes	9	(646)	264	352
Minority interests		17	(23)	(22)
Net income (loss)		**1,372**	**(903)**	**(644)**
Earnings per share		**€**	**€**	**€**
Basic and diluted	27	1.70	(2.34)	n/a
Dividends per share (2001: proposal)	**16**	**0.50**	**0.50**	**n/a**

Since EADS did not exist in the first half of 2000, earnings per share are based on the number of shares outstanding and stock options granted as of December 31, 2000.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2001 AND 2000

(in millions of €)

Assets	Note	2001	2000
Intangible assets	10	10,588	8,165
Property, plant and equipment	10	10,050	8,120
Investments and long-term financial assets	11	4,726	4,609
Fixed assets		**25,364**	**20,894**
Inventories	12	2,469	2,081
Trade receivables	13	5,183	4,118
Other receivables and other assets	14	2,633	2,624
Securities	15	5,341	4,682
Cash and cash equivalents		2,692	3,240
Non-fixed assets		**18,318**	**16,745**
Deferred taxes	**9**	**4,288**	**3,151**
Prepaid expenses		**745**	**654**
Total Assets		**48,715**	**41,444**

Liabilities and stockholders'equity	Note	2001	2000
Capital stock		809	807
Reserves		10,346	9,359
Accumulated other comprehensive income		(1,278)	84
Stockholders'equity	**16**	**9,877**	**10,250**
Minority interests		**559**	**221**
Provisions	**17**	**11,918**	**8,684**
Financial liabilities	18	6,500	5,779
Trade liabilities	19	5,466	4,268
Other liabilities	19	10,631	8,200
Liabilities		**22,597**	**18,247**
Deferred taxes	**9**	**806**	**1,128**
Deferred income		**2,958**	**2,914**
Total liabilities and equity		**48,715**	**41,444**

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS 2001, 2000, 1999

(in millions of €)	2001	2000
Net income (loss)	1,372	(903)
Income applicable to minority interests	(17)	23
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortisation of fixed assets	3,560	1,121
Valuation adjustments	493	483
Dilution gain Airbus/MBDA	(2,817)	0
Change in deferred taxes	109	(694)
Results of fixed assets/businesses	(71)	48
Change in accrued liabilities	47	1,019
Result of companies accounted for by the equity method	(22)	(110)
Change in other operating assets and liabilities:	2	1,594
- Inventories, net	(655)	(574)
- Trade receivables	(894)	53
- Trade liabilities	766	661
- Other assets and liabilities	785	1,454
Cash provided by operating activities	**2,656**	**2,581**
Investments:		
- Purchases of fixed assets and increase in equipment of leased assets	(2,196)	(879)
- Payments for investments in financial assets and acquisitions of subsidiaries	(1,096)	(549)
- Proceeds from disposal of fixed assets and decrease in equipment of leased assets	402	233
- Proceeds from disposals of financial assets and subsidiaries	850	254
- Change in finance lease receivables	138	(118)
Acquisitions of securities	(390)	0
Cash from changes in consolidation	20	2,671
Cash used for investing activities	**(2,272)**	**1,612**
Change in financial liabilities	(465)	(103)
Cash contribution minority	253	0
Dividends paid	(404)	(31)
Repayments to minorities	(52)	0
Capital increase	21	1,540
Others	(30)	(16)
Cash used for (provided by) financing activities	**(677)**	**1,390**
Effect of foreign exchange rate changes on cash and cash equivalents	14	6
Net increase (decrease) in cash and cash equivalents	***(279)***	***5,589***
Cash and cash equivalents		
Cash at beginning of period	**7,760**	**2,333**
Cash at end of period	**7,481**	**7,760**
Additional securities medium-term	**552**	**162**
Cash and securities as stated in Balance Sheet	**8,033**	**7,922**

Included in cash and cash equivalents are M € 386 representing the amount Airbus has invested at BAES. Additionally, included is M € 414, which represents EADS's share of MBDA cash and cash equivalents invested at BAES.

The following represents supplemental information with respect to cash flows from operating activities:

(in millions of €)	2001	2000
Interest paid	(335)	(239)
Income taxes paid	(520)	(206)
Dividends paid	404	31

Interest received for 2001 amounts to M € 506, dividends received amount to M € 36.
Details on acquisitions and disposals of subsidiaries and business units:

(in millions of €)	2001
Total purchase (disposal) price, aggregated	415
thereof discharged by cash and cash equivalents	415
Cash and cash equivalents of subsidiaries acquired or disposed of	13

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS 2001, 2000, 1999 (continued)

(in millions of €)	1999
Net income (loss) before absorb agreement	(644)
Income applicable to minority interests	22
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation and amortisation of fixed assets	523
Valuation adjustments to inventories	0
Change in deferred taxes	(423)
Results on disposals of fixed assets/businesses	(267)
Change in provisions	316
Result of companies accounted for by the equity method	(56)
Change in other operating assets and liabilities:	1,309
Cash provided by operating activities	**780**
Investments:	
Purchases of fixed assets and increase in equipment of leased assets	(1,092)
Proceeds from disposal of fixed assets/businesses	833
Change in cash from consolidation	35
Cash provided by (used for) investing activities	**(224)**
Change in financial liabilities	329
Other	(17)
Cash provided by (used for) financing activities	**312**
Effect of foreign exchange rate changes on cash and cash equivalents	(27)
Increase (decrease) in cash and cash equivalents	**841**
Cash and cash equivalents	
At beginning of period	**1,492**
At end of period	**2,333**
Securities	**1,574**
Cash	**759**

The accompanying notes are an integral part of these Consolidated Financial Statements.

The following represents supplemental information with respect to cash flows from operating activities:

(in millions of €)	1999
Interest paid	121
Income taxes paid	4

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS 2001, 2000 AND 1999

(in millions of €)	Note	Capital stock	Reserves	Accumulated other comprehensive income	Total
Balance at January 1, 1999		**703**	**(1,131)**	**82**	**(346)**
Distribution of the Thomson-CSF shares			(203)		(203)
Dassault Aviation shares contribution by French State (fair value)		141	842		983
MHT shares contribution by Lagardère SCA (fair value)		387	2,128		2,515
Net loss			(644)		(644)
Other comprehensive income				5	5
Balance at December 31, 1999		**1,231**	**992**	**87**	**2,310**
Balance at January 1, 2000		**1,231**	**992**	**87**	**2,310**
EADS N.V. (fifty thousand €)		.	.	.	.
Contribution of ASM to EADS N.V. (book value)		(827)	827		0
Contribution of Dasa to EADS N.V. (fair value)		266	5,969		6,235
Contribution of CASA to EADS N.V. (fair value)		45	1,002		1,047
Capital increase		80	1,366		1,446
Capital increase ESOP (incl. discount)		12	193		205
IPO-Costs			(56)		(56)
Net loss			(903)		(903)
Dividend			(31)		(31)
Other comprehensive income				(3)	(3)
Balance at December 31, 2000		**807**	**9,359**	**84**	**10,250**
First application of IAS 39	22			(337)	(337)
Balance at January 1, 2001, adjusted		**807**	**9,359**	**(253)**	**9,913**
Capital increase ESOP	24	2	19		21
Net profit	23		1,372		1,372
Dividend	16		(404)		(404)
Other comprehensive income				(1,025)	(1,025)
thereof changes in fair values of securities	22			(10)	
thereof changes in fair values of hedging instruments	22			(878)	
thereof currency translation adjustment				(137)	
Balance at December 31, 2001		**809**	**10,346**	**(1,278)**	**9,877**

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BASIS OF PRESENTATION

1. *THE COMPANY*

The **European Aeronautic Defence and Space Company EADS N.V.** ("EADS" or the "Group"), a Dutch public company legally seated in Amsterdam, is one of the leading manufacturers of commercial aircraft, civil helicopters, commercial space launch vehicles, missiles, military aircraft, satellites and defence electronics. The Group is the result of the merger of the operations of Aerospatiale Matra S.A. ("ASM"), the aerospace and defence activities of DaimlerChrysler AG ("Dasa") and Construcciones Aeronauticas S.A. ("Casa") in July 2000.

For accounting purposes, the combination of ASM, Dasa and Casa was treated as a business combination using the purchase method of accounting with ASM as the acquirer. Adjustments have been made to allocate the excess of the fair values of Dasa and Casa over their historical costs amounting to M € 5,860 and M € 1,095, respectively, to specifically identifiable assets acquired and liabilities assumed. Goodwill resulting from the acquisitions is amortized over 20 years, the expected period of benefit.

The consolidated financial statements of the Group have been prepared in accordance with the accounting standards issued by the International Accounting Standards Board ("IASB") and the interpretations issued by the Standing Interpretations Committee of the IASB, except that the Group expenses all development costs as incurred (see note 2). The financial statements were authorised for issue by the Group's Board of Directors on March 15, 2002.

As EADS applied IAS for the first time in the business year 2000, certain simplifications as allowed under SIC-8 relating to the year 1999 disclosures about cash flow, leasing and the development of fixed assets had been made use of. The following International Accounting Standards ("IAS") have been adopted in the 1999 consolidated financial statements before their effective dates:

- IAS 16 (revised 1998) Property, Plant and Equipment
- IAS 22 (revised 1998) Business Combinations
- IAS 28 (revised 1998) Accounting for Investments in Associates
- IAS 31 (revised 1998) Financial Reporting of Interests in Joint Ventures
- IAS 36 Impairment of Assets
- IAS 37 Provisions, Contingent Liabilities and Contingent Assets
- IAS 38 Intangible Assets

Prior to the business combination which resulted in the formation of EADS, the consolidated financial statements of ASM were prepared in accordance with French generally accepted accounting principles ("French GAAP"). In connection with the business combination, the consolidated financial statements of ASM for 1999 and for the period in 2000 prior to the business combination were restated from French GAAP into IAS.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation - The consolidated financial statements include all of the material subsidiaries under the control of EADS. Significant investments in which EADS has a 20% to 50% ownership ("associated companies") are generally accounted for using the equity method. For investments in material joint ventures, EADS uses the proportionate method of consolidation (see Note 3). Other investments are classified as available-for-sale financial instruments and are accounted for at fair value.

For business combinations accounted for under the purchase accounting method, all assets acquired and liabilities assumed are recorded at fair value. An excess of the purchase price over the fair value of net assets acquired is capitalized as goodwill and amortized over the estimated period of benefit on a straight-line basis.

The effects of intercompany transactions are eliminated.

Foreign Currencies

Foreign currency transactions - Transactions in foreign currencies are translated into Euro at the foreign exchange rate in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Euro at the foreign exchange rate in effect at that date. Foreign exchange gains and losses arising from translation are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Euro at the foreign exchange rate in effect at the date of the transaction.

Financial statements of foreign operations - The assets and liabilities of foreign entities, where the local currency is other than Euro, are generally translated using period-end exchange rates while the statements of income are translated using average exchange rates during the period. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous periods are included as a separate component of shareholders' equity ("Accumulated other comprehensive income").

Revenue Recognition -Revenues are recognized upon the transfer of risk or the rendering of a service. For construction contracts, revenues are recognized according to the percentage-of-completion method as contractually agreed-upon milestones are reached or the work progresses. Changes in profit rates are reflected in current earnings as identified. Contracts are reviewed for possible losses at each reporting period and provisions for estimated losses on contracts are recorded when identified.
Incentives applicable to performance on contracts are considered in estimated profit rates and are recorded when anticipated contract performance is probable and can be reliably measured. Contract penalties are charged to expense in the period it becomes probable that the Group will be subject to the penalties.
Sales of aircraft that include value guarantee commitments are accounted for as operating leases when these commitments are considered substantial compared to the fair value of the related aircraft. Revenues then comprise lease income from such operating leases.
Revenues attributable to customer financing relate principally to the financing of commercial aircraft. Such revenues include sales-type leases and finance income.

Product-Related Expenses - Expenses for advertising and sales promotion and other sales-related expenses are charged to expense as incurred. Provisions for warranties are made at the time the related sale is recorded.

Up to December 31, 2000, certain of the Group's hedging instruments have been accounted for as macro hedges. In order to achieve the same treatment as for the existing micro hedges, EADS was able to document for most of these instruments that from the date of designation, a hedging relationship existed between each position being hedged and each hedging financial instrument. The provision established for the mark to market valuation of those macro hedges as of December 31, 2000, will evolve until the contractual term of these financial instruments.

Refundable Advances

Refundable advances from European governments are recorded as "Other Liabilities".

Accrued Liabilities

Provisions for losses on completion of contracts - Provisions for losses on completion of contracts are recorded when it becomes probable that total estimated contract costs will exceed total contract revenues. Such provisions are recorded as write-downs of work-in-process for that portion of the work, which has already been completed, and as provisions for risks for the remainder.

Losses are determined on the basis of estimated results on completion of contracts and regularly updated.

Provisions for financial guarantees corresponding to aircraft sales - Sales contracts for aircraft may stipulate financial guarantees for lease payments, for the residual values of aircraft, for the repayment of the balance of outstanding borrowings and for the financing of the sales of certain aircraft on behalf of the Group. Guarantees may be sole, joint (e.g., with engine manufacturers) or restricted to a ceiling defined in the contract. Provisions are recorded to reflect the underlying risk to the group in respect of guarantees given.

Retirement Indemnities - When Group employees retire, they receive indemnities as stipulated in retirement or collective agreements, in accordance with regulations and practices of the countries (principally Germany and France) in which the Group operates.

French law stipulates that employees are paid retirement indemnities on the basis of the length of service. In Germany, retirement indemnities are principally paid on the basis of salaries and seniority. Certain pension plans are based on salary earned in the last year or on an average of the last three years of employment while others are fixed plans depending on ranking (both salary level and position).

Actuarial assessments are regularly made to determine the amount of the Group's commitments with regard to retirement indemnities. This assessment includes an assumption concerning changes in salaries, retirement ages and long-term interest rates. It comprises all the expenses the Group will be required to pay to meet these commitments.

The resulting obligation is recorded in the balance sheet as a provision. Actuarial gains and losses are deferred and recorded over the remaining average service life of employees.

Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. *SCOPE OF CONSOLIDATION*

Perimeter of consolidation (December 31, 2001) - The consolidated financial statements include, in addition to EADS N.V.:

- 206 companies which are fully consolidated,
- 33 companies which are proportionately consolidated,
- 17 companies, which are investments in associates and are accounted for using the equity method.

The significant subsidiaries, associates, and joint ventures are listed in the appendix entitled "Information on principal investments".

4. *MAJOR EVENTS*

CREATION OF EADS

EADS was created as of July 10, 2000. For accounting purposes, the combination of ASM, Dasa, and Casa was treated as a business combination using the purchase method of accounting. As a result, the balance sheets of Dasa and Casa were revalued to reflect fair market value of acquired assets and liabilities, while the balance sheet of ASM was included in the EADS at historical cost.

FIRST APPLICATION OF IAS 39

As of January 1, 2001, EADS applied IAS 39 "Financial Instruments: Recognition and Measurement". For the vast majority of derivative financial instruments used to hedge mainly firm commitments, EADS fulfils the qualifying criteria for hedge accounting. As a result, provisions have increased by € 1.9 billion to € 3.7 billion as at December 31, 2001. The net effect is shown as a decrease in consolidated equity, within a separate component of stockholders' equity ("accumulated other comprehensive income"), net of applicable deferred income taxes.

AIRBUS UK TRANSACTION

As of 1 January 2001, the date when EADS gained economic control, the new integrated Airbus company (Airbus SAS) has been consolidated 100% within EADS. Legal closing of the transaction was July 11, 2001. The new Airbus company is now held 80% by EADS and 20% by BAE Systems ("BAES").

The main accounting impacts of this transaction are as follows:

- Airbus UK as well as its 20% participation in Airbus GIE have been transferred to EADS. In exchange for the contribution of Airbus UK to Airbus SAS at fair value, BAES received 20% of Airbus SAS's shares.
- The key financial impacts of this transaction include the recognition of a goodwill of about € 4 billion, fair value adjustments of approximately € 0.5 billion, and a dilution gain of about € 2.5 billion.

CREATION OF MBDA

On December 18, 2001, EADS, BAES and Finmeccanica signed the agreement establishing MBDA as a legal operating entity. MBDA is jointly owned with 37.5 % by EADS and BAES, respectively and 25.0 % by Finmeccanica. The main accounting impacts are as follows:

- EADS has transferred its shares in Aerospatiale Matra Missiles and Matra BAE Dynamics to MBDA in exchange for 37.5 % of Alenia Marconi Systems; the purchase accounting method was applied. The transaction resulted in a dilution gain amounting to € 0.3 billion.
- To better reflect the substance of the MBDA transaction, EADS consolidates proportionately 50% of MBDA with a disclosure of 12.5% minority interest instead of a proportionate consolidation of its economic interest of 37.5%. This method has been chosen because EADS together with BAES jointly controls the operations of MBDA.

TESAT - SPACECOM

On November 30, 2001, Astrium Group, which is consolidated proportionally at 75% within EADS and as part of Space Division, acquired Tesat-Spacecom GmbH & Co. KG, Germany, (formerly Bosch-Satcom GmbH), the Space/Communications and related businesses of Robert Bosch Group. The acquisition was accounted for under the purchase method. The initial goodwill was valued at € 0.1 billion and will be depreciated over a period of 20 years. Astrium anticipates finalizing the TESAT-SPACECOM purchase price allocation during 2002.

NORTEL JOINT VENTURES

As of the beginning of the 4th quarter 2001, modifications initiated by Nortel in the management structure of the Nortel joint ventures led EADS to change its accounting treatment regarding its 42 % investment in Nortel Networks Germany and its 45 % investment in Matra Nortel Communications. As a result, Nortel Networks Germany and Matra Nortel Communications are now included in EADS's financial statements as non-consolidated investments. Before October 1, 2001, the equity method had been applied.

DORNIER

In 2001 several Dornier family members being shareholders of Dornier GmbH exercised a put option and offered 17,5% of the shares in Dornier GmbH to DaimlerChrysler. DaimlerChrysler in return had the right to have DADC Luft- und Raumfahrt Beteiligungs AG ("DADC"), a subsidiary of EADS, buy the shares at fair market value. As a result, EADS holds indirectly through DADC 76% of the share capital of Dornier GmbH (2000: 58%).

COGENT

On December 1, 2001, EDSN acquired Cogent Defence Systems. The acquisition was accounted for under the purchase method. The initial goodwill was valued at € 0.1 billion and will be depreciated over a period of 10 years.

NOTES TO THE CONSOLIDATED STATEMENTS OF INCOME

5. REVENUES

Revenues in 2001 reach M € 30,798 compared with M € 19,427 in 2000 and M € 12,236 in 1999. The increase in 2001 is mainly due to the consolidation of the new Airbus group for the first time and to the consolidation of Dasa/Casa for a complete full year. The increase of revenues in 2000 mainly relates to first consolidation of EADS in July, 2000.

Revenues are comprised of sales of goods and services, which relate mainly to sales of commercial airplanes, as well as of revenues associated with construction contracts accounted for under the percentage-of-completion-method, financed research and development, customer financing revenues and others.

6. FUNCTIONAL COSTS AND OTHER EXPENSES

Cost of sales and other functional costs include cost of materials as follows:

	Year ended December 31,		
(in millions of €)	2001	2000	1999
Cost of raw materials, supplies and resale products	14,401	8,759	6,303
Cost of purchased services	5,635	3,268	2,161
	20,036	**12,027**	**8,464**

Selling, administrative and other expenses are comprised of selling expenses (M € 800 and M € 567 in 2001 and 2000, respectively), administration expenses (M € 1,386 and M € 1,001 in 2001 and 2000, respectively) and other expenses (M € 375 and M € 576 in 2001 and 2000, respectively). Other expenses include losses from sales of fixed assets (M € 20 and M € 49 in 2001 and 2000, respectively) and additions to other accruals (M € 34 and M € 112 in 2001 and 2000, respectively).

DORNIER

In 2001 several Dornier family members being shareholders of Dornier GmbH exercised a put option and offered 17.5% of the shares in Dornier GmbH to DaimlerChrysler. DaimlerChrysler in return had the right to have DADC Luft- und Raumfahrt Beteiligungs AG ("DADC"), a subsidiary of EADS, buy the shares at fair market value. As a result, EADS holds indirectly through DADC 76% of the share capital of Dornier GmbH (2000: 58%).

COGENT

On December 1, 2001, EDSN acquired Cogent Defence Systems. The acquisition was accounted for under the purchase method. The initial goodwill was valued at € 0.1 billion and will be depreciated over a period of 10 years.

NOTES TO THE CONSOLIDATED STATEMENTS OF INCOME

5. *REVENUES*

Revenues in 2001 reach M € 30,798 compared with M € 19,427 in 2000 and M € 12,236 in 1999. The increase in 2001 is mainly due to the consolidation of the new Airbus group for the first time and to the consolidation of Dasa/Casa for a complete full year. The increase of revenues in 2000 mainly relates to first consolidation of EADS in July, 2000.

Revenues are comprised of sales of goods and services, which relate mainly to sales of commercial airplanes, as well as of revenues associated with construction contracts accounted for under the percentage-of-completion-method, financed research and development, customer financing revenues and others.

6. *FUNCTIONAL COSTS AND OTHER EXPENSES*

Cost of sales and other functional costs include cost of materials as follows:

	Year ended December 31,		
(in millions of €)	2001	2000	1999
Cost of raw materials, supplies and resale products	14,401	8,759	6,303
Cost of purchased services	5,635	3,268	2,161
	20,036	**12,027**	**8,464**

Selling, administrative and other expenses are comprised of selling expenses (M € 800 and M € 567 in 2001 and 2000, respectively), administration expenses (M € 1,386 and M € 1,001 in 2001 and 2000, respectively) and other expenses (M € 375 and M € 576 in 2001 and 2000, respectively). Other expenses include losses from sales of fixed assets (M € 20 and M € 49 in 2001 and 2000, respectively) and additions to other accruals (M € 34 and M € 112 in 2001 and 2000, respectively).

Personnel expenses are comprised of:

	Year ended December 31,		
(in millions of €)	2001	2000	1999
Wages, salaries and social contributions	6,606	3,971	2,769
Net periodic pension cost (see Note 17 a)	257	144	46
	6,863	**4,115**	**2,815**

7. OTHER INCOME

Other income mainly comprises the dilution gain as a result of the Airbus UK transaction (see Note 4) as well as a dilution gain as a result of the MBDA transaction, totalling M € 2,817, rental income (M € 21 and M € 32 in 2001 and 2000, respectively), in 1999 gains on sales of property, plant & equipment including the disposal of the investment in Sextant (M € 287).

8. FINANCIAL RESULT

	Year ended December 31,		
(in millions of €)	2001	2000	1999
Income (loss) from investments	(342)	110	56
Interest income (expense)	63	(42)	(96)
Other financial loss	(234)	(1,388)	(1,684)
	(513)	**(1,320)**	**(1,724)**

The loss from investments in 2001 is mainly driven by a depreciation, following an impairment test, of Matra Nortel Communications and Nortel Networks Germany totalling M € (315). Additionally included is the result on equity investments of M € 22 mainly comprised of Dassault (M € 111) and Nahuelsat (M € (63)).

Other financial loss in 2001, 2000 and 1999 mainly resulted from mark-to-market revaluation of financial instruments that do not qualify for "hedge accounting" (see note 22 on Financial Instruments). Additionally, in 1999, the restructuring of the foreign exchange risk management resulted in a M € (401) loss.

9. INCOME TAXES

Income (loss) before income taxes and minority interests amounted to M € 2,001 for the year ended December 31, 2001 (2000: M € (1,144); 1999: M € (974)).

Deferred income taxes reflect temporary valuation differences on certain assets and liabilities between their carrying amount in the financial statements and the tax bases. Future tax impact from net operating losses and tax credit carry forwards are also considered in the deferred income tax calculation. Deferred income taxes are recorded on the following assets and liabilities:

	December 31,	
(in millions of €)	2001	2000
Intangible assets	12	20
Investments and long-term financial assets	—	12
Inventories	379	193
Prepaid expenses	174	203
Net operating loss and tax credit carry forwards	613	343
Retirement plans	498	473
Other accrued liabilities	2,239	1,059
Liabilities	585	743
Deferred income	870	594
	5,370	3,640
Write down of deferred tax assets	(625)	(360)
Deferred tax assets	4,745	3,280
Property, plant and equipment	1,046	975
Investments and long-term financial assets	81	—
Receivables	107	259
Other	29	23
Deferred tax liabilities	1,263	1,257
Deferred tax assets, net	3,482	2,023

At December 31, 2001, the Group had domestic corporate tax net operating losses ("NOLs") amounting to M € 62, foreign NOLs and credit carry forwards amounting to M € 1,568, and foreign trade tax NOLs amounting to M € 726. The amount of the Group's deferred tax valuation allowances is based upon management's estimate of the level of deferred tax assets that will be realized. In future periods, depending upon the Group's financial results, management's estimate of the amount of the deferred tax assets considered realizable may change, and hence the write down of deferred tax assets may increase or decrease.

After netting of deferred income tax assets and liabilities within the sa e taxable entity and maturity, the deferred income tax assets and liabilities in the consolidated balance sheets are as follows:

	December 31, 2001		December 31, 2000	
(in millions of €)	Total	thereof non-current	Total	thereof non-current
Deferred tax assets	4,288	2,924	3,151	2,419
Deferred tax liabilities	(806)	(689)	(1,128)	(691)
Deferred tax assets, net	3,482	2,235	2,023	1,728

The **deferred tax** recognized directly in equity during the period is as follows:

(in millions of €)	2001
Effect of adopting IAS 39	222
Fair value reserves in equity:	
Available-for-sale investments	1
Cash flow hedges	606
Total	**829**

NOTES TO THE CONSOLIDATED BALANCE SHEETS

10. *INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT, NET*

Intangible assets

Intangible assets principally represent goodwill. Schedules detailing gross, accumulated depreciation and net values of intangible assets are as follows:

Cost

(in millions of €)	Balance at January 1, 2001	Exchange differences	Additions	Changes in consolidation scope	Reclassification	Disposals	Balance at December 31, 2001
Other intangible assets	305	2	96	(3)	-	(22)	378
Goodwill	8,442	2	4,453	-	(389)	(245)	12,263
Total	**8,747**	**4**	**4,549**	**(3)**	**(389)**	**(267)**	**12,641**

Amortization

(in millions of €)	Balance at January 1, 2001	Exchange differences	Amortization charge	Changes in consolidation scope	Impairment charge	Disposals	Balance at December 31, 2001
Other intangible assets	(189)	(1)	(61)	3	-	16	(232)
Goodwill	(393)	(1)	(676)	-	(790)	39	(1,821)
Total	**(582)**	**(2)**	**(737)**	**3**	**(790)**	**55**	**(2,053)**

Carrying amount

(in millions of €)	Balance at January 1, 2001	Balance at December 31, 2001
Other intangible assets	116	146
Goodwill	8,049	10,442
Total	**8,165**	**10,588**

Goodwill increased mainly due to the purchase of Airbus UK and 20 % stake in Airbus GIE.
Reclassification of goodwill M € (389) results from M € (516) related to the Nortel Joint Venture reclassified to financial assets, partly offset by M € 127 from other receivables and other assets to goodwill (see note 14). As a result of the creation of MBDA, M € 209 of goodwill considered at the time of the Aerospatiale Matra transaction have been included in the computation of the net dilution gain and is shown within disposals.

Impairment loss

In 2001, following the events caused by the terrorist attacks on September 11, 2001, the Group performed an impairment test on recognized goodwill for the Airbus division. The recoverable amount of Airbus, which is to be seen as a cash generating unit on its own, is exceeding the carrying amount. Therefore, no goodwill has to be impaired.
Further impairment tests were performed for the Space and Defence divisions. Based on current forecasts the Group performed impairment tests which resulted in impairment charges as follows:

- Space division: Goodwill for Astrium had to be impaired by M € 210.
- Defence division: Impairment charges on goodwill for Systems & Defence Electronics (S&DE) of M € 240, LFK of M € 170 and Matra Datavision of M € 170 had to be recognized.

The impairment tests had been performed using the discounted cash-flow method.

Property, plant and equipment

Schedules detailing gross, accumulated depreciation and net values of property, plant and equipment show the following:

Cost

(in millions of €)	Balance at January 1, 2001	Additions	Changes in consolidation scope and exchange differences	Reclassification	Disposals	Balance at December 31, 2001
Land, leasehold improvements and buildings including buildings on land owned by others	3,523	205	109	106	(67)	3,876
Technical equipment and machinery	3,295	270	770	255	(78)	4,512
Other equipment, factory and office equipment	5,279	923	1,176	30	(189)	7,219
Advance payments relating to plant and equipment and construction in progress	443	701	111	(342)	(101)	812
Total	**12,540**	**2,099**	**2,166**	**49**	**(435)**	**16,419**

Depreciation

(in millions of €)	Balance at January 1, 2001	Depreciation charge	Changes in consolidation scope and exchange differences	Reclassification	Disposals	Balance at December 31, 2001
Land, leasehold improvements and buildings including buildings on land owned by others	(1,038)	(183)	(32)	(17)	3	(1,267)
Technical equipment and machinery	(1,875)	(477)	10	21	62	(2,259)
Other equipment, factory and office equipment	(1,496)	(840)	(365)	(188)	56	(2,833)
Advance payments relating to plant and equipment and construction in progress	(11)	(1)	-	2	-	(10)
Total	**(4,420)**	**(1,501)**	**(387)**	**(182)**	**121**	**(6,369)**

Carrying amount

(in millions of €)	Balance at January 1, 2001	Balance at December 31, 2001
Land, leasehold improvements and buildings including buildings on land owned by others	2,485	2,609
Technical equipment and machinery	1,420	2,253
Other equipment, factory and office equipment	3,783	4,386
Advance payments relating to plant and equipment and construction in progress	432	802
Total	**8,120**	**10,050**

Reclassification of other equipment, factory and office equipment (M € 188) includes an allocation of Aircraft financial risk provisions for leased aircraft of M € 169.

Additions to property, plant and equipment represent largely leased aircraft at Airbus and Aeronautics divisions as well as additions to facilities. The change in consolidation scope represents mainly the first time consolidation of Airbus UK and 20 % stake in Airbus GIE.

Leased aircraft classified as operating lease equipment are included in the position "Other equipment, factory and office equipment" and represent amounts at cost of M € 3,206 and M € 2,816 as at December 31, 2001 and 2000, respectively (net of accumulated depreciation of M € 1,384 and M € 610). The related depreciation expense for 2001 amounts to M € 419 (2000: M € 177). These aircraft classified as operating lease include aircraft that have been accounted for as leases because of substantial value guarantee commitments of M € 1,912 and other aircraft of M € 1,294.

Property, plant and equipment include buildings, technical equipment and other equipment accounted for in fixed assets under finance lease agreements for net amounts of M € 169 (net of accumulated depreciation of M € 273) as at December 31, 2001 and M € 195 as at December 31, 2000.

Non-cancellable future lease payments due from customers for equipment on operating leases to be included in revenues, at December 31, 2001 are as follows:

2002	M € 195
2003	M € 193
2004	M € 191
2005	M € 189
2006	M € 178
thereafter	M € 443

11. *INVESTMENTS AND LONG-TERM FINANCIAL ASSETS*

The following table sets forth the composition of investments and long-term financial assets:

(in millions of €)	December 31, 2001	December 31, 2000
Equity investments	1,252	1,318
Other investments	766	422
Other financial assets	2,708	2,869
Total	**4,726**	**4,609**

Equity investments comprise for 2001 the 45.96 % (2000: 45.76 %) interest in Dassault Aviation of M € 1,252 (2000: M € 1,164). A list of the investments in associates is included in Appendix "Information on principal investments". All significant investments in associates have been accounted for using the equity method.

Other investments comprise a 42 % interest in Nortel Networks Germany of M € 156 and a 45 % interest in Matra Nortel Communications of M € 119. At December 31, 2000, these investments had been recorded at equity with M € 55 and M € 70, respectively. The increase in 2001 is mainly derived from the allocation of related goodwill. Other financial assets include loans to customers of M € 949 and finance lease receivables from aircraft financing operations of M € 514. Other financial assets also include security deposits of M € 1,044 and other loans, e.g. to employees of M € 201.

The components of investment in finance leases are as follows:

	At December 31,
(in millions of €)	2001
Minimum lease payments receivables	1,022
Unearned finance income	(222)
Allowance	(286)
Total	**514**

Future minimum lease payments and investments in finance leases to be received are as follows:

2002	M € 128
2003	M € 117
2004	M € 121
2005	M € 92
2006	M € 90
thereafter	M € 474

12. *INVENTORIES*

	At December 31,	
(in millions of €)	2001	2000
Raw materials and manufacturing supplies	929	749
Work in progress	6,590	5,045
Finished goods, parts and products held for resale	3,314	2,027
Advance payments to suppliers	1,230	1,125
	12,063	**8,946**
Less: Advance payments received	(9,594)	(6,865)
	2,469	**2,081**

13. *TRADE RECEIVABLES*

	At December 31,	
(in millions of €)	2001	2000
Receivables from sales of goods and services	5,572	4,494
Allowance for doubtful accounts	(389)	(376)
	5,183	**4,118**

As of December 31, 2001, M € 155 of the trade receivables mature after more than one year.

14. *OTHER RECEIVABLES AND OTHER ASSETS*

Other receivables and other assets include an amount of M € 454 (2000: M € 771) corresponding to the remaining capitalized settlement payment to the German Government with respect to refundable advances which is amortized through the income statement at the delivery pace of the corresponding planes. Due to additional evidence regarding these refundable advances subsequent to acquisition date (July 1, 2000) resulting from a valuation study for Airbus long range airplanes, a part of the amount assigned to this asset was reclassified as goodwill. The adjustment to the fair value as compared to when the acquisition was originally accounted for amounts to a reduction of M € 206 in other assets at the date of acquisition of Dasa by ASM to form EADS. Corresponding to that, deferred tax liabilities have been reduced by M € 79 and goodwill increased by M € 127.

Other receivables and other assets further comprise receivables from affiliated companies of M € 189 (2000: M € 183) and receivables from related companies of M € 352 (2000: M € 398), net of allowance of M € (112) (2000: M € (25)).

As of December 31, 2001, M € 1,023 of other receivables and other assets mature after more than one year (2000: M € 681).

15. *SECURITIES*

The securities of M € 5,341 (2000: M € 4,682) comprise mainly "Available-for-Sales Securities" amounting to M € 5,317 (2000: M € 4,655).

16. *SHAREHOLDERS' EQUITY*

The issued share capital of the Group consists of 809,175,561 ordinary shares as at December 31, 2001 (2000: 807,157,667). The authorized share capital consists of 3,000,000,000 shares. The shares have a par value of € 1.00.

In connection with the ESOP 2001 - Employee Stock Ownership Plan- (see Note 24), EADS issued 2,017,894 shares with a nominal value of € 1.00, representing a nominal value of € 2,017,894.00.

The Group's Board of Directors took decisions on July 12 and September 18, 2001 to launch a share buy back plan as approved by the general meeting of shareholders on May 10, 2001. As a result, the Board of Directors requested the Chief Executive Officers to set up a buy back plan for 10,500,000 shares. In 2001, the Group has not bought back any shares.

On May 10, 2001, the general meeting of shareholders further decided to pay a cash dividend for 2000 for a gross amount of € 0.50 per share, which was paid on June 27, 2001.

The change of shareholder's equity is provided in the Consolidated Statements of Changes in Shareholders' Equity.

17. *PROVISIONS*

	At December 31,	
(in millions of €)	2001	2000
Retirement plans (see Note 17 a) and similar obligations	3,176	2,986
Other provisions (see Note 17 b)	8,742	5,698
	11,918	8,684

M € 3,128 (2000: M € 2,836) of retirement plans and similar obligations and M € 4,460 (2000: M € 2,894) of other provisions have a maturity of more than 1 year.

a) Retirement plans

When Group employees retire, they receive indemnities as stipulated in retirement agreements, in accordance with regulations and practices of the countries (principally France and Germany) in which the Group operates. French law stipulates that employees are paid retirement indemnities on the basis of the length of service. In Germany, retirement indemnities are paid on the basis of salaries and seniority.

The following provides information with respect to the Group's pension liabilities.

	At December 31,	
(in millions of €)	2001	2000
Change in defined benefit obligations:		
Defined benefit obligations at beginning of year	3,512	589
Service cost	84	55
Interest cost	220	114
Plan amendments	(8)	2
Actuarial (gains) losses	191	(10)
Acquisitions and other	12	2,845
Benefits paid	(131)	(83)
Defined benefit obligations at end of year	**3,880**	**3,512**

The defined benefit obligation at end of the year is the present value, without deducting any plan assets, of expected future payments required to settle the obligation resulting from employee service in the current and prior periods.

Change in plan assets:		
Fair value of plan assets at beginning of year	682	0
Actual return on plan assets	(70)	29
Contributions	1	19
Acquisitions and other	0	653
Benefits paid	(42)	(19)
Fair value of plan assets at end of year	**571**	**682**

The fair value of plan assets at end of the year comprises assets held by long-term employee benefit funds that exist solely to pay or fund employee benefits.

A reconciliation of the funded status to the amounts recognized in the consolidated balance sheets is as follows:

	At December 31,	
(in millions of €)	2001	2000
Funded status (1)	3,309	2,830
Unrecognized actuarial net gains (losses)	(158)	129
Net amount recognized	3,151	2,959

1) Difference between the defined benefit obligations and the fair value of plan assets.

The net amount recognized represents the amount recognized as a defined benefit pension liability and is part of the caption "Retirement plans and similar obligations". It includes the funded status, adjusted by actuarial net gains/ losses, which do not have to be recognized because they do not meet the recognition criteria. The difference between the net amount recognized as pension liability (M € 3,151; 2000: M € 2,959) and the total amount of retirement plans and similar obligations (M € 3,176; 2000: M € 2,986) is caused mainly by additional commitments for deferred compensation, which in the year of its origin do not form part of the net amount recognized as pension liability.

The weighted-average assumptions used in calculating the actuarial values of the retirement plans were as follows:

Assumptions	2001	2000
as of December 31:	%	%
Discount rate	5.0-6.0	5.0-6.5
Rate of compensation increase	3.0-3.5	1.5-3.0
Inflation rate	2.0	2.0-2.5

For the Group's German entities, the applied interest rate used in the actuarial opinion dropped from 6.5% to 6.0%.

The components of the net periodic pension cost, included in "Income before financial result, income taxes and minority interests", were as follows:

(in millions of €)	2001	2000
Service cost	84	55
Interest cost	220	114
Expected return on plan assets	(47)	(25)
Net periodic pension cost	257	144

b) Other provisions

Other provisions consisted of the following:

	At December 31,	
(in millions of €)	2001	2000
Aircraft financial risks	1,498	981
Services to be supplied	820	918
Contract losses	450	338
Warranties	198	263
Financial instruments	3,673	1,140
Other risks and charges	2,103	2,058
	8,742	**5,698**

The increase in provision for Aircraft financial risks is mainly due to Airbus first time 100% consolidation and to the adaption of the level of the provision to the net exposure. The increase in provisions for financial instruments is due to IAS39 first-time application, hedge portfolio increase and US$ strengthening against Euro and UK£.

Development of provisions (in millions of €)	Total
as of 12/31/2000	5,698
Change in consolidation scope	591
Change in financial instruments (provision)	1,695
Reclassification from deferred income and prepaid expenses in financial instruments (provision)	607
Additions /Utilization	151
as of 12/31/2001	**8,742**

18. *FINANCIAL LIABILITIES*

	At December 31,	
(in millions of €)	2001	2000
Bonds	426	270
Liabilities to financial institutions	286	379
Liabilities to affiliated companies	90	52
Loans	106	97
Liabilities from finance leases	110	75
Others	444	130
Short-term financial liabilities (due within one year)	1,462	1,003
Bonds	195	599
Liabilities to financial institutions	1,541	1,447
thereof due in more than five years:	1,162	(1,031)
Liabilities to affiliated companies	18	0
thereof due in more than five years:	9	(0)
Loans	1,648	1,169
thereof due in more than five years:	1,217	(713)
Liabilities from finance leases	1,636	1,561
thereof due in more than five years:	1,094	(1,150)
Long-term financial liabilities	5,038	4,776
	6,500	5,779

The rise in financial liabilities by M € 721 to M € 6,500 is caused by first time consolidation of Airbus UK and the additional 20 % of Airbus GIE. Included in Others are financial liabilities against joint venture partners.

Aggregate amounts of financial liabilities maturing during the next five years and thereafter are as follows:

(in millions of €)	2002	2003	2004	2005	2006	there-after
Financial liabilities	1,462	497	319	313	427	3,482

19. *TRADE AND OTHER LIABILITIES*

	At December 31,	
(in millions of €)	2001	2000
Trade liabilities	5,466	4,268
Other liabilities	10,631	8,200
	16,097	**12,468**

In the trade liabilities as of December 31, 2001, M € 173 (2000: M € 202) mature after more than one year. Included in "other liabilities" are M € 2,024 (2000: M € 1,136) maturing after more than five years.
At December 31, 2001, other liabilities mainly comprise customer advance payments of M € 4,509 (2000: M € 3,811), as well as European Governments refundable advances of M € 3,469 (2000: M € 2,088). They also include further liabilities to related parties of M € 68 (2000: M € 103) and to affiliated parties amounting to M € 85 (2000: M € 39). The increase in European Governments refundable advances results mostly from the first consolidation of Airbus UK.

OTHER NOTES

20. *LITIGATION AND CLAIMS*

Various legal actions, governmental investigations, proceedings and other claims are pending or may be instituted or asserted in the future against the Group. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of some of these matters may require the Group to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. The term "reasonably possible" is used herein to mean that the chance of a future transaction or event occurring is more than remote but less than likely. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for the particular reporting period in which an adjustment of the estimated reserve is recorded, the Group believes that any resulting adjustment should not materially affect its consolidated financial position.

21. *COMMITMENTS AND CONTINGENCIES*

At December 31, 2001, in relation to its Airbus and its ATR activities, EADS is contingently liable for credit guarantees and has participations in financing receivables under certain customer finance programs. When contracting such customer financing exposure, Airbus and ATR have generally established a secured position in

the aircraft being financed. EADS believes that the estimated fair value of the aircraft securing such commitments will substantially offset any potential losses from the commitments. Provisions are taken to cover any shortfall between the amount of financing commitments given and the fair market value of the aircraft financed. Additionally, the Group entered into commitments to provide financing with respect to aircraft on order, including options for delivery in the future. The risk that such commitments be exercised is considered remote. Exposure is only recognized when a financing is in place, which occurs upon delivery of the aircraft.

Despite the underlying collateral, if Airbus should be unable to honor its obligations, certain EADS and BAE SYSTEMS group companies retain joint and several liability for sales financing exposure incurred by Airbus prior to January 1, 2001. EADS' exposure to liabilities incurred by Airbus following January 1, 2001 is limited by its status as a shareholder in Airbus S.A.S. With respect to ATR, each shareholder is jointly and severally liable to third parties without limitation. The liability is limited to each partner's proportionate share.

Commitments (M € 245; 2000: M € 299) include contingent liabilities principally representing guarantees of indebtedness, contractual guarantees and commitments as to contractual performances.

In addition, the Group has granted some European governments and other customers performance bonds in connection with orders.

Operating lease commitments

Future nominal rental expenses for rental and lease agreements, which have initial or remaining terms in excess of one year at December 31, 2001 are as follows:

(in millions of €)	Operating leases
2002	416
2003	400
2004	416
2005	391
2006	395
thereafter	2,866

The total of these future commitments of M € 4,884 includes aircraft lease commitments relating mostly to Airbus of M € 3,945 and procurement operations (e.g., facility leases, car rentals) of M € 839. Aircraft lease commitments arise from aircraft head-leases and are typically backed by corresponding sublease income from customers. A large part of the Airbus lease commitments (M € 2,092) arises from transactions that were sold down to third parties, which assume liability for the payments. The nominal value of future Airbus aircraft lease commitments where EADS bears the risk is M € 1,853. EADS determines its gross exposure to such operating leases as the present value of the related payment streams.

22. *INFORMATION ABOUT FINANCIAL INSTRUMENTS*

a) Financial risk management

By the nature of the activities carried out, EADS is exposed to a variety of financial risks, especially foreign currency exchange rate risks and interest rate risks, as explained below. The management of such financial risks at EADS is carried out by a central treasury department under policies approved by the Board of Directors. The identification, evaluation and hedging of the financial risks is in the responsibility of the operating companies.

Foreign currency exchange rate risks - EADS' revenues are mainly denominated in US dollars, whereas the major portion of its costs are incurred in Euros. Consequently, to the extent that EADS does not use financial instruments to cover its foreign currency exchange rate exposure from the time of a customer order of equipment to the time of its delivery, its profits will be affected by changes in the Euro-US dollar exchange rate. As the Group intends to generate profits only from its operations and not through speculation on foreign currency exchange rate movements, EADS uses hedging strategies to manage and minimize the impact of exchange rate fluctuations on these profits. At inception of the Group, EADS' foreign exchange hedge position was the result of the combination of the outstanding hedging portfolio of ASM, Dasa and CASA.

EADS manages a long-term hedging portfolio with a maturity of several years covering US dollar sales, mainly from the activities of Airbus. EADS is designating part of the underlying items as the hedged position to cover its US dollar exposure, primarily using foreign currency forwards and option contracts. Apart from plain forwards, the other main currency strategy in place as of December 31, 2001 encompasses synthetic forwards, which are a combination of purchases of US dollar puts and sales of US dollar calls, each with the same notional amount and maturity.

EADS endeavours to hedge the majority of its exposure based on the firm orderbook but with a decreasing hedging proportion according to time. EADS hedges between 50 % and 100 % of firm sales in US dollar for the following year up to 2008. The coverage ratio may be adjusted to take into account macroeconomic movements affecting the spot and interest rates, as applicable.

Interest rate risk - The Group uses several types of instruments to manage interest rate risk and thus to minimize its financial expenses and achieve a better balance between fixed and variable rate debt or placements.

Hedging instruments that are specifically designated to debt instruments have at the maximum the same nominal amounts as well as the same maturity dates compared to the hedged item, with the exception of a few residual positions with non-material positive mark-to-market effects. In general, EADS is only investing in short-term instruments and/or instruments that are related to a floating interest index in order to further minimize any interest risk in its cash and securities portfolio.

Liquidity risk - The Group policy is to maintain sufficient cash and cash equivalents or have available funding through an adequate amount of committed credit lines facilities to meet its future commitments. Any excess cash is invested in non-speculative financial instruments, mostly listed securities that are actively traded.

b) Notional amounts and credit risk

The contract or notional amounts of derivative financial instruments shown below do not always represent amounts exchanged by the parties and, thus, are not necessarily a measure for the exposure of the Group through its use of derivatives.

The notional amounts of derivative financial instruments are as follows, specified by year of expected maturity:

	Remaining Period				
	Not Exceeding 1 year	1 Year up to 5 years	More than 5 years	2001	2000
Foreign Exchange Contracts					
Net forward sales contracts	6,160	19,094	4,800	30,054	16,705
Purchase put options, net	3,290	1,507	0	4,797	4,807
Sale of call options, net	4,184	1,507	0	5,691	9,236
Interest rate contracts:					
Interest rate swaps	287	715	0	1,002	963
CAP purchases	16	45	0	61	144
Floor sales	16	45	0	61	69

EADS may be exposed to credit-related losses to the extent of non-performance by counterparts to financial instruments. EADS has, however, set up a credit line system, where every authorized counterpart (chosen among international financial institutions and corporations) is granted a ceiling for outstanding market transactions. The ceilings are based on the ratings given by established rating agencies and on the equity and profit figures of each counterpart. Exposure with respect to credit lines is regularly checked by the relevant control officers. Due to the quality of the selected counterparts, EADS believes that the overall credit risk related to financial instruments is appropriate.

c) Fair value of financial instruments

The fair value of a financial instrument is the price at which one party would assume the rights and/or duties of another party. Fair values of financial instruments have been determined with reference to available market information at the balance sheet date and the valuation methodologies discussed below. Considering the variability of their value-determining factors and the volume of financial instruments, the fair values presented herein may not be indicative of the amounts that the Group could realize in a current market exchange.

The carrying amounts and fair values of the Group's financial instruments are as follows:

	At December 31, 2001		At December 31, 2000	
(in millions of €)	Carrying amount	Fair value	Carrying amount	Fair value
Balance Sheet Treasury Instruments				
Assets:				
Financial assets	4,726	4,726	4,609	4,609
Securities	5,341	5,341	4,682	4,682
Cash and cash equivalents	2,692	2,692	3,240	3,240
Liabilities :				
Financial liabilities	6,500	6,500	5,779	5,779
Derivative Financial Instruments				
Currency contracts with positive fair values	54	54	0	80
Currency contracts with negative fair values	(3,673)	(3,673)	(1,746)	(2,432)
Interest rate contracts with positive fair values	38	38	0	0
Interest rate contracts with negative fair values	(29)	(29)	0	0

The fair value gains and losses at December 31, 2001 on open currency contracts which hedge future foreign currency sales will be transferred from the accumulated other comprehensive income to the income statement when the related transactions occur, at various dates between the balance sheet date and 7 years from the balance sheet date.

Financial Assets and Liabilities - Fair values are based on estimates using various valuations techniques, such as present value of future cash flows. However, methods and assumptions followed to disclose data presented herein are inherently judgmental and involve various limitations, including the following :

- fair values presented do not take into consideration the effects of future interest rate and currency fluctuations,
- estimates as of December 31, 2001 and 2000 are not necessarily indicative of the amounts that the Company would record upon further disposal/termination of the financial instruments.

The methodologies used are as follows :

Short-term investments, cash, short-term loans, suppliers - The carrying amounts reflected in the annual accounts are reasonable estimates of fair value because of the relatively short period of time between the origination of the instruments and its expected realization.

Long-term debt; short-term debt - The long- and short term debt are not classified as liabilities held for trading, therefore no fair value computation is exercised.

Securities - The fair value of securities included in available-for-sale investments is estimated by reference to their quoted market price at the balance sheet date.

Currency and Interest Rate Contracts - The fair value of these instruments is the estimated amount that the Company would receive or pay to settle the related agreements as of December 31, 2001 and 2000.

d) Impact of adoption of IAS 39 on Shareholders' equity and individual balance sheet captions

The Group adopted IAS 39 at January 1, 2001. In accordance with IAS 39, the comparative financial statements for periods prior to the effective date of the standard have not been restated. The impact on "accumulated other comprehensive income", a separate category of equity, and on the related balance sheet captions is disclosed in the following tables.

Summary of impacts on "accumulated other comprehensive income"

(in millions of €)	Available-for-sale Investments	Hedging instruments	Total
Balance of other comprehensive income at December 31, 2000	84	-	84
Adoption of IAS 39 at January 1, 2001:			
Gains/ losses on remeasurement to fair value	- -	(606)	(606)
Deferred income taxes	-	222	222
Balance at January 1, 2001	-	(384)	(384)
Movements in year ended December 31, 2001:			
Gains/ losses from changes in fair value	(11)	(1,964)	(1,975)
Deferred income taxes	1	720	721
	(10)	**(1,244)**	**(1,254)**
Transferred to income statement	-	311	311
Deferred income taxes	-	(114)	(114)
	-	**197**	**197**
Balance at December 31, 2001:			
Gross amount of gains and losses	73	(2,259)	(2.186)
Deferred income taxes	1	828	829
	74	**(1,431)**	**(1.357)**
Minority interest		[illegible]	[illegible]

The amount of M € (1,215) refers to changes to other comprehensive income caused by hedging instruments after deducting minority interests. It can be tied to the changes to other comprehensive income as stated in the Consolidated Statements of Changes in Shareholders' Equity as follows: M € 1,215 comprise M € (337) resulting from the first-time application of IAS 39 and M € (878) that constitute changes in the fair value of hedging instruments during the year. The amount of M € 74 comprises the balance as of 31st December 2000 and changes in the fair value of securities of M € (10), as disclosed in the Consolidated Statements of Changes in Shareholders' Equity, too.

Summary of impacts on individual balance sheet captions on January 1, 2001

(in millions of €)	Available-for-sale-Investments	Currency contracts	Interest contracts	Total
Other current assets	-	80	-	80
Provisions (Financial Liabilities)	-	(686)	-	(686)
Subtotal	-	(606)	-	(606)
Deferred income tax	-	222	-	222
Total net of deferred tax	-	**(384)**	-	**(384)**

23. *SEGMENT REPORTING*

The Group operates in 5 divisions; a description of the products and services, from which each segment derives its revenues, follows:

- **Airbus** - Development, manufacturing, marketing and sale of commercial jet aircraft of more than 100 seats.

- **Military Transport** - Development, manufacturing, marketing and sale of light and medium military transport aircraft and special mission aircraft.

- **Aeronautics** - Development, manufacturing, marketing and sale of civil and military helicopters, military combat and trainer aircraft, regional turboprop aircraft and light commercial aircraft; and civil and military aircraft conversion and maintenance services.

- **Defence and Civil systems** - Development, manufacturing, marketing and sale of missiles systems; and provision of defence electronics, military and commercial telecommunications solutions; and logistics, training, testing, engineering and other related services

- **Space** - Development, manufacturing, marketing and sale of satellites, orbital infrastructures and launchers; and provision of launch services.

Revenues are allocated to countries based on the location of the customer. Segment assets are allocated based on the location of the respective units. Capital expenditures represent mainly the purchase of property, plant and equipment and the increase in leased assets.

Information with respect to the Group's industry segments follows:

(in millions of €)	Airbus	Military Transport	Aero-nautics	Defence and Civil Systems	Space	HQ/ Elimin.	Conso-lidated
2001							
Total revenues	20,549	547	5,065	3,345	2,439	(1,147)	30,798
Share of net profit of associates	(12)	0	0	(14)	(63)	111	22
EBIT pre goodwil amortisation and exceptionals	1,655	1	308	(79)	(222)	31	1,694
Identifiable segment assets (incl. goodwill)	27,264	568	7,187	5,583	3,462	4,651	48,715
Investments in equity method associates	0	0	0	0	0	1,252	1,252
Segment total liabilities	25,532	365	5,869	3,545	2,601	367	38,279
Capital expenditures	1,433	63	281	159	99	161	2,196
Depreciation, amortisation and related impairment losses	1,625	21	278	1,147	331	158	3,560
Goodwill	7,089	0	1,005	1,464	736	148	10,442
2000							
Total revenues	11,398	249	4,254	2,463	2,183	(1,120)	19,427
Share of net profit of associates	0	0	0	45	(1)	48	92
EBIT pre goodwil amortisation and exceptionals	1,173	(28)	238	(79)	64	(230)	1,138
Identifiable segment assets (incl. goodwill)	21,352	435	6,548	5,857	3,233	4,019	41,444
Investments in equity method associates	0	0	0	125	29	1,164	1,318
Segment total liabilities	19,094	269	5,176	2,983	1,951	1,500	30,973
Capital expenditures	378	35	247	78	94	47	879
Depreciation,amortisation and related impairment losses	474	12	176	199	153	107	1,121
Goodwill	3,310	0	1,056	2,675	915	93	8,049

Intercompany sales are principally realized on an arm's length basis and are mainly between Aeronautics and Airbus.

Most assets of the Group are located in the European Union.

EADS uses EBIT pre-goodwill amortization and exceptionals as a key indicator of its economic performance. The term "exceptionals" refers to income or expenses of a non-recurring nature, such as amortization expenses of Fair Value Adjustments relating to the EADS Merger, the Airbus Combination and the formation of MBDA, as well as impairment charges. EBIT pre goodwill and exceptionals is treated by management as a key indicator to measure the segments' economic performances.

	2001	2000
Income before financial income, income taxes and minority interests	2,514	176
Dilution gain Airbus UK, MBDA	(2,794)	-
Goodwill amortisation and related impairment charges	1,466	277
Exceptional depreciation (fixed assets)	260	92
Exceptional depreciation (financial assets)	315	-
Exceptional depreciation (inventories)	275	483
Income from investments	(342)	110
EBIT pre goodwill and exceptionals	1,694	1,138

Revenues (by destination) in millions of €	France	Germany	Other European Countries	North America	Latin America	Asia	Other Countries	Consolidated
2001	3,521	3,588	6,728	10,394	1,749	3,138	1,680	30,798

The revenues in 2000 according to destination are mainly realized in Europe (M € 10,275), thereof M € 2,778 in Germany and M € 2,735 in France. North America contributes M € 5,339, Latin America M € 798 to the revenues.

24. *STOCK-BASED COMPENSATION*

Stock Option Plan

The Board of Directors of EADS approved the establishment of a stock option plan for the 11 members of the Executive Committee and senior managers of the Group. Stock options for the purchase of 8,524,250 EADS shares were granted on July 12, 2001 of which 780,000 were granted to the members of the Executive Committee. Approximately 1,600 employees of the Group were granted options, which are only exercisable after a vesting period. The vesting period amounts to two years and four weeks from the date of granting with respect to 50% of the options and three years for the remaining options. The options expire ten years after their grant.

The exercise price is equal to € 24.66 representing 110% of fair market value of the shares at the date of grant. The options may not be exercised during the period of three weeks before either the Annual General Meeting or the announcement of annual or semi-annual or quarterly results.

The following table summarizes the development of stock options:

	Number of Options	
	2001	2000
Balance at January 1	**5,375,400**	
Additions	8,524,250	5,564,884
Exercised	-	
Forfeited	(597,825)	(189,484)
Balance at December 31	**13,301,825**	**5,375,400**

No compensation expense was recognized in 2001 in connection with the Group's stock option grants.

Employee Stock Ownership Plan (ESOP) 2001

In 2001, eligible employees were able to purchase a maximum of 500 shares per employee of previously unissued shares within the ESOP 2001. The offer was broken down into two tranches which were available for all employees to choose. The subscription price for tranche A was € 10.70, calculated as a discount of € 1.00 from the lowest market price on the Paris stock exchange on October 12, 2001 (fixed at € 11.70), the day the Board of Directors granted the right to purchase shares within the ESOP 2001. The subscription price for tranche B was the higher of the subscription price for tranche A or 80% of the average opening market price for EADS shares on the Paris stock exchange during the twenty stock market days preceding October 12, 2001, resulting in a subscription price of € 10.70, too.

During a vesting period of at least one year under tranche A or five years under tranche B, employees are restricted from selling the shares, but have the right to receive all dividends paid as well as have the ability to vote at the annual shareholder meetings. EADS sold 2,017,894 ordinary shares with a nominal value of € 1.00 under both tranches. No compensation expense was recognized in connection with the ESOP 2001.

25. *RELATED PARTY TRANSACTIONS*

Related parties - The Group has entered into various transactions with related companies in 2001 and 2000 that have all been carried out in the normal course of business at arm's length. Transactions with related parties include the French State, DaimlerChrysler, Lagardère, and SEPI (Spanish State). Except for the transactions with the French State the transactions are not considered material to the Group either individually or in the aggregate. The transactions with the French State include mainly sales from the Aeronautics, Defence, and Space divisions.

Remuneration - The remuneration of directors and pensions of/ other contributions to retired directors amount to M € 5.60 (2000: M € 2.41). Additionally exist accruals for pension obligations of M € 1.87 (2000: M € 1.52). The remuneration of supervisory directors and pension of/ other contributions to retired supervisory directors amount to M € 0.00 (2000: M € 0.16). Since the creation of EADS, the Group has no supervisory directors any longer. The remuneration for supervisory directors in 2000 refers to former ASM. The above remuneration does not include any amounts for the value of options to subscribe for ordinary shares in EADS granted to or held by directors. Reference is made to note 24 of the financial statements.
EADS has not provided any loans to/ advances to/ guarantees on behalf of (retired) directors.

26. *INVESTMENT PROPERTY*

The Group owns investment property, mainly contributed by Dasa to EADS, that is leased to third parties. The investment property contibuted by Dasa was recorded at fair value as of July 1, 2000. For the purposes of IAS 40 disclosure requirements, EADS developed the fair values of investment property based on the values on the opening balance sheet of EADS.

The fair values have been determined using official guideline numbers for land and insured values as well as values reconciled from rental income for buildings. The determination of fair values is mainly supported by market evidence and was performed with regard to the fair values as of July 1, 2000 by a registered independent valuer having an appropriate recognized professional qualification and recent experience in the location and category of the property being valued. As there have only been very minor changes since that date, the Group has not used an independent certifier since then.

Buildings held as investment property are depreciated on a linear basis over their useful life which is mainly around 40 to 50 years. The values assigned to investment property are as follows:

(in millions of €)	Net at December 31, 2000	Additions	Disposals	Depreciation-amortization	Changes in consolidation scope/exchange differences	Net at December 31, 2001
Book value of Investment Property	87	11	0	1	0	97

The fair value of the Group's investment property amounts to M € 98 (2000: M € 87). Rental income is stated at M € 12 (2000: M € 12), direct operating expenses arising from investment property that generated rental income comes to M € 7 (2000: M € 7).

27. EARNINGS PER SHARE

Basic earnings per share - Basic earnings per share is calculated by dividing net income attributable to shareholders by the weighted average number of issued ordinary shares during the year.

	2001	2000
Net income attributable to shareholders	M € 1,372	M € (903)
Balance of issued ordinary shares at beginning of year	807,157,667	100 shares with nominal value per share of NLG 1,000
December 5, 2001 - Issue of new shares for cash (ESOP 2001)	2,017,894	
April 3, 2000 - Conversion into € - nominal value per share € 1.00		50,000
July 8, 2000 - Issue of shares in exchange for contributions ASM, Dasa and Casa		715,003,828
July 13, 2000 - Issue of new shares – Initial public offering		80,334,580
September 21, 2000 - Issue of new shares for cash (ESOP 2000)		11,769,259
Balance of issued shares at end of year	809,175,561	807,157,667
Weighted average number of ordinary shares in issue	807,295,879	385,661,919
Basic earnings per share	€ 1.70	€ (2.34)

Diluted earnings per share - For the calculation of the diluted earnings per share, the weighted average number of ordinary shares is adjusted to assume conversion of all potential ordinary shares. The Group's only category of dilutive potential ordinary shares is stock options. Since the exercise price of the stock options under both stock option plans initiated by the Group in 2001 and 2000 is exceeding the share price of EADS shares, to include these potential ordinary shares would be anti-dilutive. As a consequence, net income as well as the weighted number of ordinary shares in issue is the same for both basic and diluted earnings per share.

	2001	2000
Net income attributable to shareholders	M € 1,372	M € (903)
Weighted average number of ordinary shares in issue	807,295,879	385,661,919
Diluted earnings per share	€ 1.70	€ (2.34)

28. NUMBER OF EMPLOYEES

The number of employees at December 31, 2001 is 102,967 as compared to 88,879 at December 31, 2000.

APPENDIX: INFORMATION ON PRINCIPAL INVESTMENTS

2000	2001	Company	Head office
AIRBUS			
F	F	Airbus S.A.S	Toulouse (France)
F	F	Airbus France S.A.S	Toulouse (France)
	F	Airbus Holding SA	France
F	F	EADS CASA S.A. (Unit : EADS CASA AIRBUS)	Madrid (Spain)
F	F	SATIC G.I.E.	Colomiers (France)
F	F	Airbus Finance Company Holdings BV	Amsterdam (Netherlands)
F	F	Airbus Finance Company Ltd	Dublin (Ireland)
F	F	EADS Airbus Deutschland GmbH	Hamburg (Germany)
F	F	KID-Systeme GmbH	Buxtehude (Germany)
F	F	Aircabin GmbH	Laupheim (Germany)
F	F	DEX Beteiligungs- und Verwaltungs GmbH	Ottobrunn (Germany)
F	F	ZDW Beteiligungs- und Verwaltungs GmbH	Munich (Germany)
F	F	EADS Airbus Beteiligungs GmbH	Ottobrunn (Germany)
P	F	Airbus Industrie G.I.E.	Blagnac (France)
P	F	AVSA SARL	Blagnac (France)
P	F	AI Participations S.A.R.L.	Blagnac (France)
P	F	Société Commerciale A-300 S.A.SOCA	Blagnac (France)
P	F	Airbus Simulators Services S.N.C. (ASS)	Blagnac (France)
P	F	Airbus Transport International S.N.C. (ATI)	Blagnac (France)
P	F	Airbus Military Company S.A.S.	Toulouse (France)
P	P	Groupemente Immobilier Aéronautique S.A. (GIA)	France
P	F	Airbus Mauritius limited	Mauritius
E	E	Alexandra Bail G.I.E	France
P	F	Airbus China limited	Hong-Kong
P	F	Aircelle S.A.S	France
P	F	Airbus Ré S.A.	Luxemburg
P	F	AVSA Canada Inc	Canada
P	F	Airbus North American Holdings Inc. (AINA)	U.S.A.
P	F	Airbus Service Company Inc. (ASCO)	U.S.A.
P	F	AI leasing Inc.	U.S.A.
P	F	Norbus	U.S.A.
P	F	AINA Inc.	U.S.A.
P	F	128829 Canada Inc.	Canada
P	F	Airbus Industrie Financial Service Holdings B.V. (AIFS)	Netherlands
P	F	Airbus Industrie Financial Service Holdings ltd.(AIFS)	Ireland
P	F	Airbus Industrie Financial Service ltd. (AIFS)	Ireland
P	F	AIFS (Cayman) ltd.	Cayman Isle
P	F	AIFS Cayman Liquidity ltd.	Cayman Isle
P	F	A 320 Financing limited	Ireland
P	F	AIFI LLC	Isle Of Man
		Frusco limited	Ireland
		Shadyac Limited	Ireland
	F	Airbus UK Limited	UK
	F	Airbus Invest	Toulouse (France)
	F	EADS Aéro	Toulouse (France)
	F	EADS Star Real Estate SAS	Boulogne (France)
	E	Tenzing commucation inc	USA

F: Fully consolidated P: Proportionate E: Equity method

2000	2001	Company	Head office
DEFENCE AND CIVIL SYSTEMS			
	-	EADS Deutschland GmbH Verkehrsleittechnik TB67	Unterschleißheim (Germany)
F	F	FmElo Elektronik- und Luftfahrtgeräte GmbH	Ulm (Germany)
F	F	Hagenuk Marinekommunikation GmbH	Flintbek (Germany)
F	F	EUROBRIDGE Mobile Brücken GmbH	Friedrichshafen (Germany)
F	F	EADS Deutschland GmbH – Verteidigung und Zivile Systeme	Ulm (Germany)
F	F	Dornier Verteidigung und Zivile Systeme	Friedrichshafen (Germany)
F	F	EADS Funkkommunikation GmbH	Ulm (Germany)
F	F	Ewation GmbH	Ulm (Germany)
F	F	Matra Aerospace Inc. (M.A.I.)	Frederick Maryland (USA)
F	F	Fairchild Controls Corporation	Frederick Maryland (USA)
F		Germantown Holding Company	Frederick Maryland (USA)
F	F	Manhattan Beach Holdings Co.	Frederick Maryland (USA)
F	F	Matra Systemes & Information	Velizy (France)
F	F	APIC	Arcueil (France)
F		G 2 I	Velizy (France)
F	F	EADS Services	Boulogne (France)
	F	Pentastar Holding	Paris (France)
	F	Aviation Defense Service S.A.	Saint-Gilles (France)
F	F	M.C.N. SAT HOLDING	Velizy (France)
F	F	MULTICOMS (MNC Sat Services)	Sèvres (France)
F		Matra Global Netservices (Grolier Network)	Boulogne (France)
F	F	International Test & Services	Velizy (France)
	F	TYX Corp.	Reston, VA, USA
	F	ARC	CA, USA
	F	ARC-IAI	San Antonio, TX, USA
F	F	M.P. 13	Paris (France)
F	F	EADS Matra Datavision S.A.	Paris (France)
F	F	EADS Matra Datavision International	Les Ulis (France)
F	F	EADS Matra Datavision Ltd	CovAddition (UK)
F	F	EADS Matra Datavision AG	Regensdorf (Suisse)
F	F	EADS Matra Datavision Benelux	Brussels (Belgium)
F	F	EADS Matra Datavision Asia Pacific	Wanchai (Hong Kong)
F	F	EADS Matra Datavision B.V.	Leiden (Netherlands)
F	F	EADS Matra Datavision GmbH	Munich (Germany)
F	F	EADS Matra Datavision Iberia	Madrid (Spain)
F	F	EADS Matra Datavision Inc.	Andover (USA)
F	F	EADS Matra Datavision Kk	Tokyo (Japan)
F	F	EADS Matra Datavision SpA	Turin (Italy)
F	F	Open Cas Cade	Paris (France)
	F	ETP SPA	Turin (Italy)
F	F	Matra Defense	Velizy (France)
F	F	Matra Holding GmbH	Frankfurt (Germany)
P	P	MBDA SAS	Velizy (France)
P	P	MBDA Man. S.A	Velizy (France)
P	P	ALKAN	Valenton (France)
P	P	MBDA France	Velizy (France)
P	P	MBDA UK Ltd.	Stevenage, Herts (UK)
P	P	Matra Electronique	La Croix Saint-Ouen (France)
F	P	MBDA Missiles S.A.	Chatillon sur Bagneux (France)
P	P	MBDA Inc	Westlack, CA (USA)
	P	MBDA Italy SpA	Roma (Italy)
	P	MBDA Treasury	Jersey (UK)
	P	Marconi Overside Ldt.	Chelmsford (UK)

F: Fully consolidated P: Proportionate E: Equity method

EADS

APPENDIX: INFORMATION ON PRINCIPAL INVESTMENTS

2000	2001	Company	Head office
	P	AMS Dynamics Ldt:	Guernsey (UK)
P	P	Celerg	Le Plessis-Robinson (France)
F	F	Celerg international	Le Plessis-Robinson (France)
F	F	International de systemes propulsifs	Paris (France)
F	F	LFK – Lenkflugkörpersysteme GmbH	Unterschleißheim (Germany)
F	F	TDW- Ges. für verteidigungstechnische Wirksysteme GmbH	Schrobenhausen (Germany)
F	F	EADS Deutschland GmbH – VA (Restaktivitäten)	Unterschleißheim (Germany)
F	F	TAURUS Systems GmbH	Schrobenhausen (Germany)
P	P	Bayern-Chemie Gesellschaft für flugchemische Antriebe mbH	Aschau/Inn
P	P	Propulsion Tactique S.A.	La Ferte Saint Aubin (France)
P	P	TDA – Armements S.A.S.	La Ferte Saint Aubin (France)
P	P	Forges de Zeebrugge S.A.	Herstal-Liege (Belgium)
F	F	EADS Defence & Security Networks	Bois d'Arcy (France)
F	F	Matra Radio Systems	Madrid (Spain)
F	F	AEG Mobile Communication	Ulm (Germany)
F	F	Matra Communications Mexico	Mexico DF (Mexico)
F	F	EGT	Bruxelles (Belgium)
F	F	MC Denmark	Copenhague (Denmark)
F	F	MC Italy	Milan (Italy)
F	F	Matra Comunicaciones de Espana	Barcelona (Spain)
E		Nortel Networks Germany GmbH & Co KG	Friedrichshafen (Germany)
F	F	Matra Nortel Holding (MNH)	Paris (France)
F	F	MATRAnet	Velizy (France)
F		MATRAnet Inc.	Redwood shores, CA (USA)
F	F	Matra Communication USA Inc	Dallas, Texas (USA)
F	F	Intecom Inc	Dallas, Texas (USA)
F	F	Intecom Holding ULC	Dallas, Texas (USA)
F	F	Intecom Canada Inc	Dallas, Texas (USA)
F	F	Pyderion Contact Technologies Inc.	Dallas, Texas (USA)
	F	Cogent	UK
E		Matra Nortel Communications	Quimper (France)
SPACE			
		Aerospatiale Matra Lanceurs Stratégieues et Spaciaux	Paris (France)
F	F	Amanthea Holding B.V.	Amsterdam (Netherlands)
P	P	ASTRIUM GmbH	München (Germany)
P	P	ASTRIUM Ltd.	Stevenage (UK)
P	P	ASTRIUM N.V.	The Hague (Netherlands)
P	P	ASTRIUM SAS	Toulouse (France)
	P	Computadoras, Redes e Ingenieria SA (CRISA)	Madrid (Spain)
F	F	EADS CASA S.A. (Unit: EADS CASA Space)	Madrid (Spain)
F	F	EADS Deutschland GmbH – Space Services	Munich (Germany)
F	F	EADS Dornier Raumfahrt Holding GmbH	Munich (Germany)
F	F	EADS Launch Vehicles	Vélizy (France)
F	F	Global DASA LLC	New York (USA)
E	E	Loral Dasa Globalstar L.P.	New York (USA)
P	P	Matra Marconi Space UK Ltd.	Stevenage (UK)
		Matra Space Systems Participations BV	The Hague (Netherlands)
P	P	MMS Space Holdings N.V.	Amsterdam (Netherlands)
P	P	MMS Systems Ltd	Stevenage (UK)
E	E	Nahuelsat S.A.	Buenos Aires (Argentina)
F	P	NRSCL Infoterra Ltd	Southwood (UK)
		Sodern	*Limeil-Brevannes (France)*
		Spot Image	Toulouse (France)
	P	TESAT-Spacecom GmbH & Co. KG	Backnang (Germany)

F: Fully consolidated P: Proportionate E: Equity method

APPENDIX: INFORMATION ON PRINCIPAL INVESTMENTS

2000	2001	Company	Head office
MILITARY TRANSPORT AIRCRAFT			
F	F	EADS CASA S.A. (Unit: EADS CASA Military Transport Aircraft)	Madrid (Spain)
AERONAUTICS			
F	F	Elbe Flugzeugwerke GmbH	Dresden (Germany)
	F	EADS EFW Beteiligungs- und Verwaltungsgesellschaft GmbH	Munich (Germany)
F	F	EADS Sogerma S.A.	Mérignac (France)
F	F	EADS Seca S.A.	Le Bourget (France)
F	F	Barfield B.C.	Miami, Florida (USA)
F	F	EADS Revima S.A.	Tremblay en France (France)
F	F	Composites Aquitaine S.A.	Salaunes (France)
F	F	Maroc Aviation S.A.	Casablanca (Morocco)
F	F	Noise Reduction Engineering B.C.	Washington D.C. (USA)
F	F	Aerobail GIE	Paris (France)
F	F	EADS Aeroframe services LLC	Lake Charles, Louisiana (USA)
	F	EADS Sogerma Tunisie	Monastir (Tunisia)
F	F	Eurocopter Holding S.A.	Paris (France)
F	F	Eurocopter S.A.	Marignane (France)
F	F	Eurocopter Deutschland GmbH	Munich (Germany)
F	F	American Eurocopter Corp.	Dallas, Texas (USA)
F	F	Eurocopter Canada Ltd.	Ontario (Canada)
F	F	Eurocopter South East Asia	Singapore
F	F	Helibras - Helicopteros do Brasil S.A.	Itajuba (Brazil)
F	F	EADS Socata S.A.	Le Bourget (France)
F	F	EADS Deutschland GmbH – Military Aircraft	Munich (Germany)
F	F	Dornier Flugzeugwerft GmbH	Manching (Germany)
F	F	EADS CASA S.A. (Unit: EADS CASA Military Aircraft)	Madrid (Spain)
F	F	EADS ATR S.A.	Toulouse (France)
P	P	ATR GIE	Toulouse (France)
E		Fairchild Dornier Luftfahrt Beteiligungs GmbH	Oberpfaffenhofen (Germany)
HEADQUARTERS			
F	F	EADS France	Paris (France)
F	F	EADS Deutschland GmbH – Zentrale	Munich (Germany)
F	F	EADS Deutschland GmbH, LO - Liegenschaften OTN	Munich (Germany)
F	F	EADS Deutschland GmbH, FO - Forschung	Munich (Germany)
F	F	EADS Raumfahrt Beteiligungs GmbH	Ottobrunn (Germany)
F	F	DADC Luft- und Raumfahrt Beteiligungs AG	Munich (Germany)
F	F	Dornier Zentrale	Friedrichshafen (Germany)
F	F	EADS CASA S.A. (Headquarters)	Madrid (Spain)
E	E	Dassault Aviation	Paris (France)
E	E	Dassault International France	Vaucresson (France)
E	E	Dassault Falcon Jet and subsidiaries	Teterboro NJ (USA)
E	E	Sogitec Industries	Suresnes (France)
E	E	Dassault Falcon Service	
E	E	IPS	
E	E	Dassault Aero Service	
E	E	Dassault Assurances Courtage	
E	E	Dassault International Inc	Paramus NJ (USA)
E	E	Société Toulouse Colomiers	
	F	Airbus Financial Company Holding B.V.	Dublin (Ireland)
F		S.C.I. Matra Toulouse	Toulouse (France)

F: Fully consolidated P: Proportionate E: Equity method

EADS N.V. STATUTORY FINANCIAL STATEMENTS

BALANCE SHEET

(in millions of €)		At December 31,	
Assets	Note	2001	2000
Goodwill	3	5,068	5,695
Financial assets	3	2,232	3,130
Fixed assets		**7,300**	**8,825**
Receivables and other assets	4	2,825	254
Securities	5	5,047	2,482
Cash and cash equivalents		828	2,081
Non-fixed assets		**8,700**	**4,817**
Deferred taxes		**22**	**32**
Total assets		**16,022**	**13,674**
Liabilities and stockholders' equity			
Capital stock		809	807
General reserves		9,068	9,443
Stockholders' equity	6	**9,877**	**10,250**
Other liabilities	7	6,145	3,424
Liabilities		**6,145**	**3,424**
Total liabilities and stockholders' equity		**16,022**	**13,674**

STATEMENT OF INCOME

(in millions of €)	2001	2000
Income from investments	1,807	(401)
Other results	(435)	(149)
Net result	**1,372**	**(550)**

NOTES TO STATUTORY FINANCIAL STATEMENTS

1. GENERAL

EADS N.V., having its legal seat in Amsterdam, The Netherlands, is engaged in the holding, coordinating and managing of participations or other interests in and to finance and assume liabilities, provide for security and/or guarantee debts of legal entities, partnerships, business associations and undertakings that are involved in the aeronautic, defence, space and/or communication industry or activities that are complementary, supportive or ancillary thereto.

The description of the company's activities and the group structure, as included in the notes to the consolidated financial statements, also apply to the company-only financial statements. In accordance with article 402 Book 2 of the Dutch Civil Code the statement of income is presented in abbreviated form.

2. ACCOUNTING PRINCIPLES

The accounting principles as described in the notes to the consolidated financial statements also apply to the company-only financial statements, unless indicated otherwise.

3. FIXED ASSETS

The movement in fixed assets is as follows:

(in millions of €)

	Goodwill	Financial Assets Participating Interests	Total
Balance at December 31, 2000	**5,695**	**3,130**	**8,825**
Additions	-	498	498
Amortization Goodwill	(462)	-	(462)
Reclassification	(165)	165	0
Net income from investments	-	1,807	1,807
Fair value adjustments financial instruments/ others	-	(1,362)	(1,362)
Dilution gain	-	(2,006)	(2,006)
Balance at December 31, 2001	**5,068**	**2,232**	**7,300**

Further information with respect to the goodwill is included in the note "Formation of EADS in 2000" to the consolidated financial statements.

The reclassification of goodwill (M€ 165) to financial assets is related to Nortel Networks Germany.

The fair value adjustments financial instruments/others reflect the impact in the other comprehensive income related to the application of IAS 39 (see note 4 of the consolidated financial statements).

The dilution gain is attributable to the Airbus UK transaction. The amount of M€ 2,006 reflects the EADS N.V. share (80%) in Airbus. *For further information please see note 4 of the consolidated financial statements.*

4. RECEIVABLES AND OTHER ASSETS

(in millions of €)	2001	2000
Receivables from affiliated companies	2,675	159
Receivables from related companies	47	21
Other assets	103	74
Total receivables and other assets	**2,825**	**254**

The increase of the receivables from affiliated companies is attributable to the transfer of the cash pooling activities related to the former Aerospatiale Matra companies from EADS France to EADS N.V..
The receivables and other assets mature within one year.

5. SECURITIES

The securities comprise mainly Available-for-Sales Securities.

6. STOCKHOLDERS' EQUITY

(in millions of €)	Capital stock	Reserves from contributions	Other reserves	Total
Balance at December 31, 2000	807	8,459	984	10,250
Capital increase	2	-	19	21
Net income	-	-	1,372	1,372
Accumulated other comprehensive income	-	-	(1,362)	(1,362)
Dividends paid	-	-	(404)	(404)
Balance at December 31, 2001	**809**	**8,459**	**609**	**9,877**

For further information to the Stockholders' equity, please see note 16 of the consolidated financial statements.

In the reserves, a non-distributable amount of M€ 240 is included, relating to minority interest.
The cumulative foreign exchange translation adjustments are part of the accumulated other comprehensive income and included in other reserves.
The accumulated other comprehensive income relates mainly to the fair value adjustments of financial instruments in relation to participating interests.

7. OTHER LIABILITIES

(in millions of €)	2001	2000
Liabilities to affiliated companies	5,829	3,399
Liabilities to related companies	214	0
Other liabilities	102	25
Total	**6,145**	**3,424**

The liabilities to affiliated companies include mainly liabilities in connection with the cash pooling in the EADS N.V.. The increase is attributable to the transfer of the cash pooling activities related to the former Aerospatiale Matra companies from EADS France to EADS N.V..

8. COMMITMENTS AND CONTINGENT LIABILITIES

Guarantees totaling M€ 879 (2000: M€ 789) have been given on behalf of other group companies.

9. REMUNERATION

See note 25 of "Consolidated Financial Statements" of EADS.

SUPPLEMENTARY INFORMATION-AUDITORS' REPORT

1. AUDITORS' REPORT

We have audited the accompanying financial statements of EADS N.V., Amsterdam for the year 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the Netherlands and with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

For business reasons pertaining to Dassault Aviation's management, we have been unable to obtain access to the statutory auditors' working papers of this company. As a result, we have not been able to perform the audit procedures we normally would have performed in relation to the Dassault Aviation investment, which is accounted for under the equity method. The level of net income from this equity investment accounted for by EADS N.V. in 2001 represented € 111 million net of tax and the equity investment of EADS N.V. in Dassault Aviation as of December 31, 2001 amounted to € 1,252 million.

EADS N.V. has prepared its financial statements in accordance with accounting principles generally accepted in the Netherlands and with International Financial Reporting Standards (IFRS) as published by the International Accounting Standard Board , except that all development costs have been expensed as incurred. When certain criteria for asset recognition are met, IFRS and accounting principles generally accepted in the Netherlands require that development costs be capitalized as an intangible asset in the period in which they are incurred.

Furthermore, it is KPMG Accountants N.V.'s understanding that the following also constitutes a departure from accounting principles generally accepted in the Netherlands and from IFRS :
EADS N.V. accounts for its 37.5 % interest in the MBDA joint venture using a proportionate consolidation of 50 % for the balance sheet of MBDA and accounts for a minority interest of 12.5 %. Accounting principles generally accepted in the Netherlands and IFRS require a venturer to report its effective net proportionate interest in a jointly controlled entity. The principal effects of consolidating amounts in excess of its proportionate ownership interest in MBDA are to overstate the Company's cash and cash equivalents by 6 % and minority interest by 11 % in the December 31, 2001 balance sheet and to overstate the Company's cash position (including short term securities) in the 2001 cash flow statement by 2 %.

In the opinion of KPMG Accountants N.V. and Arthur Andersen, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to perform the audit procedures we normally would have performed in relation to the Dassault Aviation investment, and except for the effect of the departure from IFRS and accounting principles generally accepted in the Netherlands with regards to development costs, and, in the opinion of KPMG Accountants N.V., except for the effect of the departure from accounting principles generally accepted in the Netherlands and from IFRS with regard to the MBDA proportionate consolidation, the financial statements give a true and fair view of the financial position of the company as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in accordance with IFRS as published by the International Accounting Standards Board and accounting principles generally accepted in the Netherlands and comply in all other respects with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

The Hague, March 15, 2002

KPMG Accountants N.V.

KPMG Accountants N.V.

Rotterdam, March 15, 2002

Arthur Andersen

Arthur Andersen

2. APPROPRIATION OF RESULT

Articles 30 and 31 of the Articles of Association provide that the board of directors shall determine which part of the result shall be attributed to the reserves. The general meeting of shareholders may dispose of a reserve only upon a proposal of the Board of Directors and to the extent it is permitted by law and the Articles of Association. Dividends may only be paid after adoption of the annual accounts from which it appears that the shareholders' equity of the company is more than the amount of the issued and paid-in part of the capital increased by the reserves that must be maintained by law.

It will be proposed at the Annual General Meeting of Shareholders that from the net profit of M€ 1,372 as shown in the statement of income for the financial year 2001, the amount of M€ 967 is attributed to the other reserves and the remainder, being M€ 405 shall be distributed to shareholders as a dividend of a gross amount of € 0,50 per share.

3. SUBSEQUENT EVENTS

No events have taken place after December 31, 2001 that require disclosure. The financial statements have been authorized for issuance by the Board of Directors on March 15, 2002.

EADS

SHAREHOLDER INFORMATION

How to get to the Sheraton Amsterdam Airport Hotel



Amsterdam A4
Rotterdam / Den Haag A4
Schiphol Boulevard
Arrival 1
Terminal
Walkway
Schiphol Plaza
Trains
Arrival 2
Aviodome
Triport
Parking

A4 : from The Hague / Rotterdam & Amsterdam
From the A4 Motorway take Exit : Schiphol and follow the signs WCT Kantoren / Sheraton until the Sheraton Parking.
Within the parking, take the elevator to the second floor.
On the second floor (you are now in the Traverse walkway), go to the right in the direction of Schiphol Airport Arrival & Departure.
After 50 meters, you will find the entrance of the Sheraton Amsterdam Airport Hotel on your right hand.

Shareholder Information :

(free call)

France:	0800 01 2001
Germany:	00 800 00 02 2002
Spain:	00 800 00 02 2002

@mail box: comfi@eads.net

EADS
European Aeronautic Defence and Space Company

European Aeronautic Defence and Space Company EADS N.V.
Limited liability company (naamloze vennootschap)
Le Carré, Beechavenue 130-132, 1119 PR Schiphol-Rijk, The Netherlands
Registered at the Chamber of Commerce in Amsterdam under number 24288945



02 MAY -2 AM 8:12

64

Dear Sir, dear Madam, dear Shareholder,

We are pleased to invite you to our

ANNUAL GENERAL MEETING

on Friday, May 17, 2002 at 11:00 a.m.

at Sheraton Amsterdam Airport Hotel
Schiphol Boulevard 101,
1118 BG Amsterdam, The Netherlands.

INFORMATION NOTICE

WAYS OF PARTICIPATING IN THE MEETING

In order to participate in the meeting, please choose one of the following options, detailed below :

I. to grant power of attorney to the Chairmen,
II. to provide voting instructions,
III. to grant power of attorney to another shareholder,
IV. to attend and to vote at the Annual General Meeting.

I. To grant power of attorney to the Chairmen

If you wish to grant to the Chairmen a power of attorney to vote each resolution and amendments or new resolutions, if any, presented at this meeting, you must shade box ① on the voting form / attendance card request (the "Form") attached.

II. To provide voting instructions

In order to provide voting instructions to Euroclear France S.A., in the name of which your shares are registered in the shareholders' register of EADS, you must shade and fill out box ② on the Form attached.

To express your choice, proceed as follows:

- If you wish to vote **FOR** a resolution and amendment or new resolution, if any, presented at this meeting, do not shade the corresponding box.
- If you wish to vote **AGAINST** a resolution and am[illegible] or new resolution, if any, shade the corresponding box.

contents

Shareholder Information :

(free call)

France:	0800 01 2001
Germany:	00 800 00 02 2002
Spain:	00 800 00 02 2002

@mail box : comfi@eads.net

EADS
European Aeronautic Defence and Space Company

02 MAY -2 AM 8:01

III. *To grant power of attorney to another shareholder*

If you wish to grant to another shareholder a power of attorney to vote each resolution and amendments or new resolutions, if any, presented at this meeting, you must shade and fill out box ③ on the Form attached.

IV. To attend and to vote at the Annual General Meeting

If you wish to attend and to vote at the meeting, you must shade box ④ on the Form attached in order to receive an admission card.

This card is provided upon request:

- either by your financial broker,
- or by Logival, EADS Securities Department, 6 rue Laurent Pichat, 75216 Paris cedex 16, France.

Whichever your choice is, whether I, II, III or IV, just shade and fill out the appropriate items on the Form as indicated above, and date and sign before returning it, following the case, to your financial broker or to Logival, EADS Securities Department.

Your Form must be received:

- by your financial broker **no later than May 7, 2002,**
- or by Logival, EADS Securities Department, **no later than May 9, 2002.**

Any Form received beyond that date will be disregarded.

In any case, if you wish to participate in the meeting, your financial broker or Logival, EADS Securities Department shall justify on your behalf your status as a holder of EADS shares.

The Annual General Meeting documentation (i.e. Agenda and Text of the Resolutions, Report of the Board of Directors, Audited Annual Accounts for 2001 and Auditors' Report) is available at the Headquarters and at the following addresses:

- **EADS France**, 37, boulevard de Montmorency, 75781 Paris cedex 16, France,
- **Logival, EADS Securities Department**, 6 rue Laurent Pichat, 75216 Paris cedex 16, France,
- **EADS Deutschland GmbH**, 81663 Munich, Germany,
- **EADS CASA,** Avenida de Aragón 404, 28022 Madrid, Spain.

This documentation can also be sent to you upon request using the "Additional Documentation Request Form" attached at the end of the present document.

AGENDA

1. Acceptance and approval of the Report of the Board of Directors;

2. Adoption of the accounts for the financial year 2001;

3. Approval of the result allocation, distribution and payment date of dividends;

4. Release from liability of the members of the Board of Directors;

5. Renewal of the appointment of the auditors for the financial year 2002;

6. Authorisation for the Board of Directors to repurchase shares of the Company.

EADS
European Aeronautic Defence and Space Company

TEXT OF THE RESOLUTIONS PROPOSED BY THE BOARD OF DIRECTORS

FIRST RESOLUTION

Report of the Board of Directors

RESOLVED THAT the Report of the Board of Directors as submitted to the Annual General Meeting of the Shareholders be and hereby is accepted and approved.

SECOND RESOLUTION

Adoption of the accounts for the financial year 2001

RESOLVED THAT the audited annual accounts for the accounting period from January 1, 2001 and ended December 31, 2001, as submitted to the Annual General Meeting of the Shareholders by the Board of Directors, be and hereby are adopted.

THIRD RESOLUTION

Approval of profits, distribution and payment date of dividends proposed by the Board of Directors

RESOLVED THAT from net profits of € 1,372 million, as shown in the profit and loss statement for the financial year 2001, the amount of € 967 million is attributed to reserves and the remainder, being € 405 million shall be distributed to shareholders as a dividend of a gross amount of € 0.50 per share on June 28, 2002.

FOURTH RESOLUTION

Release from liability of the members of the Board of Directors for their activity during the financial year 2001

RESOLVED THAT the members of the Board of Directors be and hereby are granted a release from liability for the performance of their duties in the financial year 2001, to the extent that their activity has been reflected in the annual accounts for the financial year 2001.

FIFTH RESOLUTION

Renewal of the appointment of the auditors for the financial year 2002

RESOLVED THAT the Company's auditors for the accounting period being the financial year 2002 shall be Arthur Andersen, whose registered office is at Prof. W. H. Keesomlaan 8, 1183 DJ Amstelveen, The Netherlands, and KPMG Accountants N.V., whose registered office is at Churchillplein 6, 2517 JW The Hague, The Netherlands.

SIXTH RESOLUTION

Authorisation for the Board of Directors to repurchase shares of the Company

RESOLVED THAT the Board of Directors be and hereby is authorized, for a period of 18 months from the date of this meeting, to repurchase shares of the Company, on any stock exchange or otherwise, within the limit of 5% of the Company's issued share capital and at a price not less than nominal value and not more than 110% of the price at which the Company's shares were quoted at close of business on any stock exchange on the trading day before such repurchase. This authorization supersedes and replaces the authorization given by the Annual General Meeting of May 10, 2001 in its seventh resolution.

EXECUTIVE SUMMARY

GENERAL OVERVIEW

With a workforce of 102,967 employees (at year-end) and revenues of € 30.8 billion in 2001, EADS is Europe's premier aerospace and defence company and the second largest aerospace and defence company in the world. In terms of market share, EADS is among the top two manufacturers of commercial aircraft, civil helicopters, commercial space launch vehicles and missiles, and a leading supplier of military aircraft, satellites and defence electronics. In 2001, it generated 80% of its sales in the civil sector and 20% in the military sector.

MAIN EVENTS FOR 2001

The year, of course, was dominated by the dramatic events of September 11 and the subsequent conflict in Afghanistan. Inevitably, these have had an important impact on EADS' various businesses. Management reacted swiftly to these dramatic events in order to preserve cash and profitability. There is no doubt, however, that there are major challenges to face in the year ahead, although EADS' very strong portfolio of products – in civil and defence – which results in a robust competitive position in world markets.

In 2001, EADS has made substantial progress with the integration of the Group's operations. More than 600 projects to create value through inter-company synergies, performance improvements and the more efficient use of existing know-how and capital investment are under way, and results of € 100 million of value creation are well in excess of expectations of € 60 million. Synergies achieved through Group sourcing and procurement were particularly noteworthy.

EADS, as a leader in the aerospace and defence industries, continued to drive further integration in 2001 – most significantly, we established Airbus as a fully-integrated business and created MBDA, the world's no. 2 missile systems company.

In 2001, Airbus secured orders for aircraft representing a market share of 61 % in value. At December 31, 2001, Airbus had 1,575 aircraft in order book, the world largest order book of commercial aircraft. It delivered 325 aircraft in 2001 against 311 in 2000.

The launch of the A380 met commercial success with 85 firm orders and 12 commitments coming from 9 different customers confirming our market vision was right.

Our strategy to develop military business is on its way, with the ramp up of the production of the Eurofighter, with major orders in military helicopters (Tiger and NH90) and with the signature to be effective in 2002 of the A400M programme representing over € 18 billion of future revenues. We expect to grow our defence business from € 6.1 billion in 2001 to over € 9 billion in 2004 representing an increase of 50%.

EADS GROUP BUSINESS

EADS booked new orders worth € 60.2 billion in 2001, raising the order book to € 183.3 billion at December 31, 2001, which represents more than six years of revenues.

Table 1 - Order intake and order book (in millions of €)

	Order intake	Order book
By Division	2001	2001
Airbus*	50,279	156,075
Military Transport Aircraft	993	1,320
Aeronautics	5,315	13,722
Space	1,333	3,796
Defence & Civil Systems	3,081	9,094
Elimination and others	(793)	(751)
Total EADS Group	**60,208**	**183,256**

(*On the basis of catalog prices; Airbus consolidation at 100%)

Airbus had another excellent year with the 274 net orders received in 2001 representing a 50.2% worldwide market share in terms of aircraft numbers and even a 61% net market share in value terms.

The order book is representing for Airbus a value of more than € 156 billion. Airbus order intake reached € 50 billion in 2001.

Airbus was successful to place orders for the A380 even after the dramatic events of 11 September. In total, Airbus received 85 firm orders (in the order book) and 12 commitments.

The **Military Transport Aircraft Division** recorded € 993 million order intake in 2001, which represents nearly twice the revenue level, resulting in an increased order book to € 1.3 billion. The A400M contract has been signed in December 2001 by eight European nations for a total of 196 aircraft valued at € 18 billion. The final approval of the German Government was pending in 2001 and the order has therefore not been included in the year-end 2001 order book. It is expected to enter in the order book in 2002. This programme will contribute to this Division and EADS' strong growth in the future.

Order intake at the **Aeronautics Division** increased to € 5.3 billion. The order book reached € 13.7 billion at year-end, representing more than two years of activity.

With 375 machines ordered in 2001, Eurocopter is confirming its position as number one world-wide. In particular, Eurocopter continued its success with a 57% market share in civil helicopters world-wide deliveries. On export markets for military helicopters NH90 and Tiger, Eurocopter was selected against strong competition for contracts worth € 1.6 billion in total and has now more than 500 military helicopters in order book.

As anticipated, the **Defence & Civil Systems Division's** order intake was € 3.1 billion in 2001, securing profitable growth for the years to come.

Space Division order intake amounted to € 1.3 billion taking into account a depressed telecommunications satellites business and heavy competition. Year-end order book reached € 3.8 billion, which is about one and a half year of activity.

FINANCIAL HIGHLIGHTS

The accounting principles applied by EADS are "IAS" (International Accounting Standards), with the exception that EADS expenses all development costs as incurred. The consolidated financial statements include all material subsidiaries under the control of EADS. Significant investments in which EADS has a 20% to 50% ownership are generally accounted for using the equity method. For investments in material joint ventures, EADS uses the proportionate method of consolidation as stipulated under IAS, with the exception that EADS consolidates the MBDA joint venture proportionately at a rate of 50% including minority interests of 12.5%. This reflects the control of EADS on MBDA. Other investments are accounted for at fair value.

Revenues

EADS revenues reached € 30.8 billion in 2001.

Table 2 - Revenues (in millions of €)

By Division	2001
Airbus	20,549
Military Transport Aircraft	547
Aeronautics	5,065
Defence & Civil Systems	3,345
Space	2,439
Elimination & Others	(1,147)
Total EADS Group	**30,798**

(Airbus consolidation at 100%)

Consolidated revenues of **Airbus** were € 20,549 million in 2001, reflecting the Airbus consolidation at 100%, and record aircraft deliveries of 325 aircraft in 2001. Revenues were also slightly positively affected by the strengthening of the dollar against the Euro.

Consolidated revenues in the **Military Transport Aircraft Division** reached € 547 million in 2001, due principally to increased deliveries under the C-295 contract with the Spanish Air Force and the CN-235 contract with Turkey.

Consolidated revenues in the **Aeronautics Division** reached € 5,065 million in 2001, primarily due to an increase in revenues from Eurocopter and from other military aircraft programmes, including the Eurofighter series production phase, as well as the maintenance business.

Consolidated revenues in the **Defence and Civil Systems Division** were € 3,345 million in 2001. The increase related primarily to the effects of the ramp up of missiles programmes and growth in the secured telecom business.

Consolidated revenues in the **Space Division** decreased to € 2,439 million in 2001, primarily due to fewer deliveries of Ariane 4 and Ariane 5 launchers during 2001.

EBIT

EADS uses EBIT pre-goodwill amortisation and exceptional as a key indicator of its economic performance. The term "exceptional" refers to income or expenses of a non-recurring nature, such as amortisation expenses of Fair Value Adjustments relating to the EADS Merger, the Airbus combination and the formation of MBDA, as well as impairment charges.

Table 3 - EBIT before goodwill amortisation and exceptional (in millions of €)

By Division	2001
Airbus	1,655
Military Transport Aircraft	1
Aeronautics	308
Defence & Civil Systems	(79)
Space	(222)
Elimination & Others	31
Total EADS Group	**1,694**

(Airbus consolidation at 100%)

Consolidated EBIT* of **Airbus** reached € 1,655 million in 2001. This figure was attained through the full Airbus consolidation, record aircraft deliveries and productivity. It also accounts for important R&D expenses (mainly on A380 and A340-500/-600 programmes), additional provisions related to aircraft sales financing exposure and costs associated with some restructuring partially offset the increase.

In the **Military Transport Aircraft Division**, consolidated EBIT* was a gain of € 1 million in 2001, principally as a result of a more favourable product mix and increased deliveries.

Consolidated EBIT* in the **Aeronautics Division** at € 308 million in 2001 is mainly due to increased deliveries of helicopters.

In the **Defence and Civil Systems Division**, consolidated EBIT* was a loss of € 79 million in 2001. This loss was reduced from 2000 mainly thanks to improved revenues and margins, as well as to the positive impact of previous restructuring on the Systems & Defence Electronics business. The improvement was offset in a part by the impact from January through September 2001 of negative performance of the civil telecommunications joint ventures with Nortel and charges for ongoing restructuring.

Consolidated EBIT* of the **Space Division** was a loss of € 222 million in 2001, affected by write-downs of investments in Nahuelsat, Starsem, Arianespace and Spacehab following a critical reassessment of the value of certain investments. Reduced revenues, continued restructuring costs and new provisions for restructuring associated with EADS Launch Vehicles, contributed to the decrease.
The total restructuring and assets write down charges, included in EBIT* for Space Division in 2001 amounts € 280 million.

Net Cash

Cash flows provided by operating activities were up to € 2,656 million, demonstrating the improvement in operating performance.

Cash flows used in investing activities of € 2,272 million were principally due to continued capital expenditures associated with modernising and enlarging technical plant and equipment, sales financing activities and new investments in companies.

Cash flows used in financing activities of € 677 million were principally related to dividend payments and a change in financial liabilities.

*pre-goodwill amortisation and exceptional

FINANCIAL STATEMENTS - SUMMARY

1) CONSOLIDATED ACCOUNTS

CONSOLIDATED BALANCE SHEETS

(in millions of €)	at December 31	
Assets	2001	2000
Intangible assets	10,588	8,165
Property, plant and equipment	10,050	8,120
Investments and long-term financial assets	4,726	4,609
Fixed assets	**25,364**	**20,894**
Inventories	2,469	2,081
Trade receivables	5,183	4,118
Other receivables and other assets	2,633	2,624
Securities	5,341	4,682
Cash and cash equivalents	2,692	3,240
Non-fixed assets	**18,318**	**16,745**
Deferred taxes	**4,288**	**3,151**
Prepaid expenses	**745**	**654**
Total Assets	**48,715**	**41,444**

Liabilities and stockholders' equity		
Capital stock	809	807
Reserves	10,346	9,359
Accumulated other comprehensive income	(1,278)	84
Stockholders' equity	**9,877**	**10,250**
Minority interests	**559**	**221**
Provisions	**11,918**	**8,684**
Financial liabilities	6,500	5,779
Trade liabilities	5,466	4,268
Other liabilities	10,631	8,200
Liabilities	**22,597**	**18,247**
Deferred taxes	**806**	**1,128**
Deferred income	**2,958**	**2,914**
Total Liabilities and Equity	**48,715**	**41,444**

CONSOLIDATED INCOME STATEMENTS

(in millions of €)	2001	2000*
Revenues	30,798	19,427
Cost of sales	(25,235)	(16,004)
Gross margin	**5,563**	**3,423**
Selling, administrative and other expenses	(2,561)	(2,144)
Research and development expenses	(2,046)	(1,077)
Other income	3,024	251
Amortisation of goodwill and related impairment losses	(1,466)	(277)
Income before financial result, income taxes and minority interests	**2,514**	**176**
Financial result, net	(513)	(1,320)
Profit (loss) before income taxes and minority interests	**2,001**	**(1,144)**
Income taxes	(646)	264
Minority interests	17	(23)
Net income (loss)	**1,372**	**(903)**

* The audited accounts for 2000 refer to the scope of consolidation of Aerospatiale Matra from January 2000 to June 2000. From July 2000, the audited accounts of Aerospatiale Matra, DASA and CASA refer to the scope of consolidation resulting from the EADS merger.

EADS
European Aeronautic Defence and Space Company

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of €)	2001	2000
Net income (loss)	1,372	(903)
Income applicable to minority interests	(17)	23
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortisation of fixed assets	3,560	1,121
Valuation adjustments	493	483
Dilution gain Airbus/MBDA	(2,817)	0
Change in deferred taxes	109	(694)
Results of fixed assets/businesses	(71)	48
Change in accrued liabilities	47	1,019
Result of companies accounted for by the equity method	(22)	(110)
Change in other operating assets and liabilities:	**2**	**1,594**
Inventories, net	(655)	(574)
Trade receivables	(894)	53
Trade liabilities	766	661
Other assets and liabilities	785	1,454
Cash provided by operating activities	**2,656**	**2,581**
Investments:		
- Purchases of fixed assets and increase in equipment of leased assets	(2,196)	(879)
- Payments for investments in financial assets and acquisitions of subsidiaries	(1,096)	(549)
- Proceeds from disposal of fixed assets and decrease in equipment of leased assets	402	233
- Proceeds from disposals of financial assets and subsidiaries	850	254
- Change in finance lease receivables	138	(118)
Acquisitions of securities	(390)	0
Cash from changes in consolidation	20	2,671
Cash used for investing activities	**(2,272)**	**1,612**
Change in financial liabilities	(465)	(103)
Cash contribution minority	253	0
Dividends paid	(404)	(31)
Repayments to minorities	(52)	0
Capital increase	21	1,540
Others	(30)	(16)
Cash used for (provided by) financing activities	**(677)**	**1,390**
Effect of foreign exchange rate changes on cash and cash equivalents	14	6
Net increase (decrease) in cash and cash equivalents	**(279)**	**5,589**
Cash and cash equivalents		
Cash at beginning of period	**7,760**	**2,333**
Cash at end of period	**7,481**	**7,760**
Additional securities medium-term	**552**	**162**
Cash and securities as stated in Balance Sheet	**8,033**	**7,922**

2) EADS N.V. STATUTORY ACCOUNTS

BALANCE SHEETS

(in millions of €)	At December 31	
Assets	2001	2000
Goodwill	5,068	5,695
Financial assets	2,232	3,130
Fixed assets	**7,300**	**8,825**
Receivables and other assets	2,825	254
Securities	5,047	2,482
Cash and cash equivalents	828	2,081
Non-fixed assets	**8,700**	**4,817**
Deferred taxes	**22**	**32**
Total assets	**16,022**	**13,674**
Liabilities and stockholders' equity		
Capital stock	809	807
General reserves	9,068	9,443
Stockholders' equity	**9,877**	**10,250**
Other liabilities	6,145	3,424
Liabilities	**6,145**	**3,424**
Total liabilities and stockholders' equity	16,022	13,674

STATUTORY INCOME STATEMENTS

(in millions of €)	2001	2000
Income from investments	1,807	(401)
Other results	(435)	(149)
Net result	**1,372**	**(550)**

EADS
European Aeronautic Defence and Space Company

SHAREHOLDER INFORMATION

How to get to the Sheraton Amsterdam Airport Hotel



A4 : from The Hague / Rotterdam & Amsterdam
From the A4 Motorway take Exit : Schiphol and follow the signs WCT Kantoren / Sheraton until the Sheraton Parking.
Within the parking, take the elevator to the second floor.
On the second floor (you are now in the Traverse walkway), go to the right in the direction of Schiphol Airport Arrival & Departure.
After 50 meters, you will find the entrance of the Sheraton Amsterdam Airport Hotel on your right hand.

Shareholder Information :

(free call)

France:	0800 01 2001
Germany:	00 800 00 02 2002
Spain:	00 800 00 02 2002

@mail box: comfi@eads.net

EADS
European Aeronautic Defence and Space Company

European Aeronautic Defence and Space Company EADS N.V.
Limited liability company (naamloze vennootschap)
Le Carré, Beechavenue 130-132, 1119 PR Schiphol-Rijk, The Netherlands
Registered at the Chamber of Commerce in Amsterdam under number 24288945

EADS
European Aeronautic Defence and Space Company

ANNUAL GENERAL MEETING

on May 17, 2002

ADDITIONAL DOCUMENTATION REQUEST FORM

Please send :
- for France: to Logival, EADS Securities Department, 6 rue Laurent Pichat, 75216 Paris Cedex 16, France,
- for Germany: to EADS Deutschland GmbH, 81663, Munich, Germany,
- for Spain: to EADS CASA, Avenida de Aragón 404, 28022, Madrid, Spain.

Identification Number[1] :

I, the undersigned[2]

Last Name and First Name: ....

Residence (complete address) N°: .... Street: ....

Postcode: .... City: ....

Country: ....

acting in my capacity as person holding EADS shares through Euroclear France S.A., having already received the documents concerning the Annual General Meeting (Agenda and Text of the Resolutions), request that EADS send me, at their expense, before the said meeting, the following documents: Report of the Board of Directors, Audited Annual Accounts for 2001 and Auditors' Report.

Signed at ...., on 2002

Signature:

[1] *If any.*

[2] *For legal entities: indicate the exact corporate name.*

Shareholder Information :

(free call)	
France:	0800 01 2001
Germany:	00 800 00 02 2002
Spain:	00 800 00 02 2002

@mail box: comfi@eads.net

European Aeronautic Defence and Space Company EADS N.V.
Limited liability company (naamloze vennootschap)
Le Carré, Beechavenue 130-132, 1119 PR Schiphol-Rijk, The Netherlands
Registered at the Chamber of Commerce in Amsterdam under number 24288945

65


A380
A380

EADS
Annual General Meeting
Convening notice

Dear Sir, Dear Madam, Dear Shareholder,

In accordance with Article 22 of the Articles of Association of the Company, we are pleased to invite you to the Annual General Meeting that will take place:

on Friday, May 17, 2002 at 11:00 a.m.
at Sheraton Amsterdam Airport Hotel
Schiphol Boulevard 101, 1118 BG Amsterdam , The Netherlands.

Agenda

1. Acceptance and approval of the Report of the Board of Directors;
2. Adoption of the accounts for the financial year 2001;
3. Approval of the result allocation, distribution and payment date of dividends;
4. Release from liability of the members of the Board of Directors;
5. Renewal of the appointment of the auditors for the financial year 2002;
6. Authorization for the Board of Directors to repurchase shares of the Company.

Attendance and vote

- Shareholders holding their shares through Euroclear France S.A. (i.e. the Public), wishing to attend the Annual General Meeting or to provide instructions or to grant power of attorney to vote on their behalf, must complete the form ("voting form / attendance card request") provided for this purpose by their financial broker or Logival, EADS Securities Department. Depending on the case, such form must be received no later than May 7, 2002 by their financial broker or no later than May 9, 2002 by Logival, EADS Securities Department, who shall justify on their behalf their status as a holder of EADS shares.
- The other Shareholders (or persons acting on their behalf) must have notified the Board of Directors, no later than May 10, 2002, of their intention to attend and to vote at the Annual General Meeting.

The Annual General Meeting documentation (i.e. agenda and text of draft resolutions, report of the Board of Directors, 2001 audited annual accounts and the auditors' report) is available at the headquarters of the Company and at the folllowing addresses : **EADS France,** 37 boulevard de Montmorency, 75781 Paris cedex 16, France ; **Logival, EADS Securities Department,** 6 rue Laurent Pichat, 75216 Paris cedex 16, France ; **EADS Deutschland GmbH,** 81663 Munich, Germany ; **EADS CASA,** Avenida de Aragón 404, 28022 Madrid, Spain.

Shareholders Information (toll-free number)	France	0 800 01 2001
	Germany	00 800 00 02 2002
	Spain	00 800 00 02 2002
@mail box	comfi@eads.net	

European Aeronautic Defence and Space Company EADS N.V.
Le Carré, Beechavenue 130-132, 1119 PR Schiphol-Rijk, The Netherlands
Amsterdam Commercial Register – Registration Number 24288945

EADS
European Aeronautic Defence and Space Company

EADS group June 2001

Income Statement

		EADS			EADS			Deviation	
		Mio. €	%		Mio. €	%		Mio. €	%
Revenues	+	14,043	100	+	10,585	100	+	3,458	33
Cost of sales	-	11,451	-82	-	8,415	-79	-	3,036	36
Gross margin	+	2,592	18	+	2,170	21	+	422	19
Selling, gen. adm. & other expenses	-	1,470	-10	-	1,293	-12	-	177	14
Research and development costs	-	853	-6	-	594	-6	-	259	44
Other operating income	+	2,103	15	+	132	1	+	1,971	1493
Amortization of Goodwill	-	317	-2	-	198	-2	-	119	60
Result before financial inc. and income tax	+	**2,055**	**15**	+	**217**	**2**	+	**1,838**	**847**
Income from investments	+	34	0	+	64	1	-	30	-47
Result on interests	+	47	0	-	65	-1	+	112	-172
Other financial result	-	134	-1	-	643	-6	+	509	-79
Total financial result	-	53	0	-	544	-6	+	591	-92
Income (loss) before income taxes	+	**2,002**	**14**	-	**427**	**-4**	+	**2,429**	**-569**
Extraordinary results	±	0	0	±	0	0	±	0	#DIV/0!
Income taxes	-	359	-3	+	73	1	-	432	-592
Minority interest	+	14	0	-	5	0	+	19	-380
Net income	+	**1,657**	**12**	-	**359**	**-3**	+	**2,016**	**-562**

66

EADS Group June 2001

Free Cash Flow

€ million	H1 2001	pro-forma H1 2000
Net cash position as of Dec. 31st	**2.143**	**-946**
Change due to Airbus GIE consolidation	-838	
Net cash position as of January 1st	**1.305**	**-946**
Cash flow from operations*	1.220	791
Cash used for invest. activities	-694	-959
Free cash flow	**526**	**-168**
Dividend payments	-404	-31
Others	-118	30
Net cash position as of June 30th	**1.309**	**-1.115**

* including working capital requirement reduction of € 50 m and € 132 m respectively

EADS group June 2001

Balance Sheet: Assets	EADS June 2001		EADS December 2000		Deviation	
	Mio. €	%	Mio. €	%	Mio. €	%
Fixed assets	**27,427**	**54**	**20,894**	**50**	**6,533**	**31**
Intangible assets	118	0	116	0	2	2
Property, Plant and Equipment	10,591	21	8,120	20	2,471	30
Financial Assets	5,051	10	4,609	11	442	10
Goodwill	11,667	23	8,049	19	3,618	45
Current Assets	**17,954**	**35**	**16,745**	**40**	**1,209**	**7**
Inventory (net)	2,292	4	2,081	5	211	10
Trade receivables	3,784	7	4,118	10	-334	-8
Other receivables & other assets	3,825	7	2,624	6	1,201	46
Securities	4,902	10	4,682	11	220	5
Cash	3,151	6	3,240	8	-89	-3
Deferred tax assets	**5,008**	**10**	**3,151**	**8**	**1,857**	**59**
Prepaid expenses	**752**	**1**	**654**	**2**	**98**	**15**
Total Assets	**51,141**	**100**	**41,444**	**100**	**9,697**	**23**

EADS group June 2001

Balance Sheet:
Liabilities and Stockholders' equity

	EADS June 2001		EADS December 2000		Deviation	
	Mio. €	%	Mio. €	%	Mio. €	%
Stockholders'equity	**9,852**	**19**	**10,250**	**25**	**-398**	**-4**
Minority interest	**791**	**2**	**221**	**1**	**570**	**258**
Total accrued liabilities	**13,827**	**27**	**8,684**	**21**	**5,143**	**59**
Accruals for pensions	3,117	6	2,986	7	131	4
Accruals for taxes	147	0	88	0	59	67
Other accruals	10,563	21	5,610	14	4,953	88
Total liabilities	**22,145**	**43**	**18,247**	**44**	**3,898**	**21**
Financial liabilities	6,744	13	5,779	14	965	17
Trade liabilities	4,435	9	4,268	10	167	4
Other liabilities	10,966	21	8,200	20	2,766	34
Deferred tax liabilities	1,166	2	1,128	3	38	3
Deferred income	3,360	7	2,914	7	446	15
Total liabilities and stockholders'equity	**51,141**	**100**	**41,444**	**100**	**9,697**	**23**


A340

EADS FIRST ANNUAL GENERAL MEETING

A 0.50 Euro* dividend per share will be paid on June 27, 2001

*gross amount

In accordance with the Articles of Association of the Group, EADS first Annual General Meeting was held on May 10, 2001 in Amsterdam (The Netherlands). Under the presidency of Manfred Bischoff and Jean-Luc Lagardère, Chairmen of the Board of EADS, the shareholders approved the 2000 annual accounts and adopted all the proposed resolutions, including the distribution of a 0.50 Euro dividend (gross amount) per share, to be paid on June 27, 2001.

Upcoming Meetings :

- EADS Management is pleased to invite its shareholders to Information Meetings :
  - In Paris, chaired by Philippe Camus, CEO, on Thursday June 7, at 6:00 pm.
  - In Frankfurt under the presidency of Axel Arendt, CFO, on Friday June 8, at 5:00 pm.

  If you wish to attend these meetings, please call the tool-free numbers.
- EADS will present its latest products, both on the ground and in flight, during the upcoming Paris Air Show in Le Bourget from 17 to 24 June. An area will be dedicated to shareholder information in Hall 2A, stand A18.

Shareholder Information :

Toll-free numbers :

From France :	0 800 01 2001
From Spain :	00 800 00 02 2002
From Germany :	00 800 00 02 2002

Internet site : www.eads.net

Mail box : comfi@eads.net

During the first quarter 2001, the Group's backlog again expanded. It now represents six years of business, confirming the Group's objectives.

With revenues reaching 6.3 billion Euros for the first three months of 2001, and a backlog that reaches a record level of 169.7 billion Euros, securing 6 years of business, EADS forecasts a 20% growth in revenues in 2001 (based on a constant exchange rate Dollar to Euro). The EBIT, pre-goodwill and exceptionals, should increase by 15% in 2001 in spite of the significant increase in development expenses for the Airbus A380, whose commercial success was further confirmed at the beginning of the year.

Since the initial public offering for EADS in July 2000, all of the stated objectives have been reached, if not exceeded. Thus, last March, the Group was able to raise its EBIT margin goal for 2004 from 8% to 10%. At the end of 2000, the stock price had increased by over 30% compared to the IPO price of 18 Euros in July 2000 for the individuals shareholders, thus significantly outperforming the CAC 40 index.

Manfred Bischoff said during the Annual General Meeting that *"Together we have built a solid group, securing co-operations and selling products in the whole world. As a result we have created with EADS, in a very short time, a first class global player in a very competitive market. Our scale in each of our activities gives us access to well balanced partnerships with the great American players in the industry".* Jean-Luc Lagardère also declared *"EADS, consolidating 100% of Airbus in 2001, will be N°2 world-wide behind Boeing".* He added *"In the long run, our objective is to share the world-wide leadership in aeronautics and defence".*

EADS
European Aeronautic Defence and Space Company

European Aeronautic Defence and Space Company EADS N.V.
Le Carré - Beechavenue 130-132 - 1119 PR Schiphol Rijk - The Netherlands

68


EADS
EADS
First Annual General Meeting
Amsterdam - May 10th, 2001

Diapositive 1 sur 28


EADS
1) EADS at first glance
2) Operating performance by activity
3) Financial highlights
4) Outlook

Diapositive 2 sur 28


EADS at a glance
EADS
Well known EADS subsidiaries and partnerships
AIRBUS
ATR
EUROCOPTER
EUROFIGHTER
ASTRIUM
ARIANE
MBD
Total number of employees: 88,879*
Other Countries
Rest of Europe 2,945
USA 1,530
Rest of world 762
Germany 36,065
France 40,123
Spain 7,454

Diapositive 3 sur 28


A world leader
EADS
Revenues 2000 - consolidation in €bn
Boeing 51,3
Lockheed Martin 25,3
EADS 24,2
n° 3 world-wide in 2000
n° 1 Europe
BAE Systems 19,7
Raytheon 16,9
Thales 8,6
Northrop Grumman 7,6
Finmeccanica 6,3

Diapositive 4 sur 28


A world class business
EADS
Commercial Aircraft
N° 2
Helicopters
N° 1
Commercial Launch Vehicles
N° 1
Missile Systems
N° 2
Satellites
N° 3
Military Aircraft
N° 4
n° 3 world-wide in 2000
n° 1 Europe

Diapositive 5 sur 28


Key strategic points 10 months after EADS creation
EADS
What we said
What we did
• Business growth
• 2000 Revenues + 7% from 1999,
• record order intake growing 50%,
• A380 launch
• positive decisions on A400M, METEOR,...
• Value creation
= € 580 m per year by 2004
= Integration
• 600 concrete projects identified
• restructuring of Defence & Civil Systems,
• Headquarters streamlining
• EBIT margin target*
= 8% in 2004
• 2000 profitability in line with plan
• we raise our 2004 target to 10%
* pre goodwill and exceptionals, in % of revenues
➡ EADS delivers on its promises
6

Diapositive 6 sur 28

Key strategic points 10 months after EADS creation

EADS

What we said	What we did
• Drive industrial consolidation	• AIC, MBDA, EMAC,...
• Penetrate the US market	• Agreements with Northrop Grumman in defence electronics, namely for drones • Boeing participation in METEOR • Defence electronics contract awarded by the US Navy
• Develop in Services activities	• JV with Northrop Grumman for maintenance in the US • Telecom internet services on civil aircraft • FSTA project : tanker aircraft service package

➡ **EADS is extending its core businesses**

Diapositive 7 sur 28


EADS stock performance since July, 10 2000
EADS
+ 31.4% from IPO price as of Dec 31, 2000
150
140
130
120
110
100
90
80
70
EADS
CAC
DAX
SECTOR
2000
2001
Financial markets have recognized the strategic vision of EADS
8

Diapositive 8 sur 28


EADS
1) EADS at first glance
2) Operating performance by activity
3) Financial highlights
4) Outlook
9

Diapositive 9 sur 28



EADS revenues breakdown
EADS
pro-forma 2000 revenues by division
Space
Military Transport Aircraft *
Defence & Civil Systems
Aeronautics
Airbus
10%
1%
11%
19%
59%
pro-forma 2000 revenues military/civil
Military
20%
80%
Civil
A strong business base

Diapositive 10 sur 28

Airbus 2000 performance and key drivers

EADS

2000 Performance:**
Revenues € 14.9 bn
EBIT* € 1.4 bn
Backlog € 104.4 bn

* pre-goodwill and exceptionals
** representing our 80% share in Airbus



AIRBUS VISION PROVEN RIGHT

- March 31st 2001 backlog = 1,660 a/c and continuing flow of orders=> exceptional visibility
- **A380** successful launch (66 customer commitments), break Boeing monopoly
- Production rate increase due to commercial success
- **AIC creation**: additional value creation

➡ **A very strong outlook secured by our backlog**

11

Diapositive 11 sur 28


Military Transport Aircraft
2000 performance and key drivers
EADS
2000 Performance :
Revenues € 0.30 bn
EBIT* loss (€ 0.06 bn)
Backlog € 0.87 bn
* pre- goodwill and exceptional
KEY DRIVERS
• High replacement market potential
• A400M program decided : intents for 229 aircraft; firm order expected in 2001
• World leader on light and medium segment
• Tanker aircraft project (FSTA)
➡ A400M = key driver of future growth
12

Diapositive 12 sur 28


Aeronautics
2000 performance and key drivers
EADS
2000 Performance :
Revenues € 4.7 bn
EBIT* € 0.3 bn
Backlog € 13.1bn
* pre-goodwill and exceptional
FUTURE GROWTH FROM MAJOR PROGRAMS
• Eurofighter on schedule => future growth and cash
• Strong market for existing helicopter programs
• Further growth from Tiger and NH90 programs
• Positioning in Services (SOGERMA, EFW)
Growth from new alliances and innovative products
13

Diapositive 13 sur 28


Space
2000 performance and key drivers
EADS
2000 Performance :
Revenues € 2.54 bn
EBIT* € 0.07 bn
Backlog € 4.83 bn
* pre-goodwill and exceptional
A CHALLENGING COMPETITIVE ENVIRONMENT
• High competitivity in Satellites (eg. orders from Inmarsat and Intelsat)
• reliability of Ariane V designed for growing demand of heavy satellites
• M51 contract with French government => unique European competence
• Cost driven and flexible reorganization plan
➡ Further competitivity to enhance world-wide n°3 position

Diapositive 14 sur 28


Defence & Civil Systems
2000 performance and key drivers
EADS
2000 Performance :
Revenues € 2.9 bn
EBIT* loss (€ 0.1 bn)
Backlog € 9.7 bn
* pre-goodwill and exceptionals
RESTRUCTURING TO ENSURE FUTURE PROFITABILITY
• Restructuring plan implemented
• Strong backlog (3 years of activity) secures the success of the restructuring plan
• METEOR choice and Missiles export successes confirming strong competitiveness
• Growth of Telecom : EDSN creation at the right time
➡ Goal : back to profits in 2002
15

Diapositive 15 sur 28


EADS
1) EADS at first glance
2) Operating performance by activity
3) Financial highlights
4) Outlook
16

Diapositive 16 sur 28


EADS sets of accounts
EADS
Consolidated
Not-Consolidated
Accounts showing Aerospatiale Matra from Jan. 1st till July 9th and EADS from July 10th 2000
CONSOLIDATED ACCOUNTS
STATUTORY ACCOUNTS
Accounts as if EADS were existing since January 1st 1999
PRO-FORMA ACCOUNTS
➡ Only the statutory accounts of EADS NV have to be approved during the AGM (resolution N° 2)
17

Diapositive 17 sur 28

Key pro-forma financial highlights

EADS

	Pro forma 2000 € million	Pro forma 1999 € million	Deviation
Revenues	24,208	22,553	+ 7.3%
EBIT*	1,399	1,445	
EBIT pre-Sextant disposal*	**1,399**	**1,263**	**+10.8%**
Free Cash Flow	**1,531**	**198**	**+673.2%**
Order intake *(in years of sales)*	49,079 (2)	32,700 (1.5)	+ 50%
Year-end backlog *(in years of sales)*	**131,874** (5.5)	**102,400** (4.5)	+ 29%

* pre-goodwill and exceptionals
but including € 262 m of non-recurring expenses
(restructuring and Globalstar write-off)



➡ 2000 performance in line with market expectations

18

Diapositive 18 sur 28

Pro-forma summarised profit & loss

EADS

	Pro forma 2000	Pro forma 1999
	€ million	€ million
Revenues	**24,208**	**22,553**
EBIT pre-goodwill & exceptional	**1,399**	**1,445**
Operating income after goodwill/exceptional *	200	769
Financial results	(1,315)	(1,846)
Net income *	**(909)**	**(1,046)**
* of which, pre-tax		
- goodwill & exceptionals	(1,088)	(593)
- restructuring expenses	(152)	(98)
- Globalstar write-off	(110)	0
- SEXTANT disposal	0	182

➡ **Net loss resulting from non-recurring items and by previous hedging accounting**

19

Diapositive 19 sur 28

Pro-forma Balance sheet

EADS

€million	pro-forma 2000	pro-forma 1999
Fixed Assets	**20,894**	**19,952**
Current Assets	**16,745**	**13,794**
of which cash & equivalents, securities	7,922	4,750
Deferred Tax Assets	**3,151**	**2,821**
Pre-paid Expenses	**654**	**651**
Total Assets	41,444	37,218
Shareholders' Equity	**10,250**	**9,377**
Minority interest	**221**	**212**
Accrued Liabilities	**8,684**	**7,432**
Deferred Tax Liabilities & Income	**4,042**	**4,080**
Other Liabilities	**18,247**	**16,117**
of which debt	5,779	5,696
Total Shareholders' Equity & Liabilities	41,444	37,218
Net cash position at year-end	2,143	(946)

➡ **Strong positive net cash position at year-end 2000**

20

Diapositive 20 sur 28

EADS

EADS Statutory accounts : Profit & loss statement

Statement of income (in millions of €)	
Dividends received	181
Interest income	26
Administrative and other expenses	-69
Other operative income	40
Operating result	**178**
Goodwill amortization DASA/CASA	-146
Net loss of participating interests	-582
Net loss	-550

21

Diapositive 21 sur 28

EADS Statutory accounts : Balance sheet

EADS

Intangible assets	5 695	Capital stock	807
Financial assets	3 130	other reserves	9 443
Fixed assets	**8 825**	**Stockholders' equity**	**10 250**
Receivables and other assets	254	Financial liabilities	3 314
Securities	2 482	other liabilities	110
Cash and cash equivalents	2 081	**total liabilities**	**3 424**
Non fixed assets	**4 817**		
Deferred taxes	32		
	13 674		13 674

22

Diapositive 22 sur 28


Dividend payment from reserves
(resolution n°3)
EADS
STATUTORY ACCOUNTS
RESERVES*
€ 9.4 bn
PROPOSED DIVIDEND
€ 404 m => € 0.5 per share
paid on June, 27, 2001
* after deduction of the net loss
➡ Share EADS success with shareholders
23

Diapositive 23 sur 28


EADS
1) EADS at first glance
2) Operating performance by activity
3) Financial highlights
4) Outlook
24

Diapositive 24 sur 28

EADS key strategic goals

EADS

- AIRBUS : long-term market share of 50%
- MILITARY TRANSPORT AIRCRAFT : enter a market with high replacement potential
- AERONAUTICS : complete full industrial integration of fighter aircraft and build-up of NH90 and Tiger series production
- SPACE : further consolidation and marketing opportunities to enhance global position
- DCS : focus on growth market and decrease dependence on home markets

25

Diapositive 25 sur 28

Q1 2001 pro-forma key figures

EADS

Pro forma 2001* actual Q1 € million		
Revenues	6,276	
Order intake	18,864	(3 times Q1 2001 Revenues)

€ million	Pro forma 2001* end of Q1	Pro forma 2000 year-end	Deviation
Backlog	169,725	131,874	+29%



* 100% consolidation of Airbus from January 1st 2001

➡ **Q1 2001 performance in line with full year expectations and confirming growth**

25

Diapositive 26 sur 28


Financial outlook
EADS
Continuing strong order intake
Revenues growth + 15%/20% in 2001, +6/10% /year from 2001, assuming full consolidation of Airbus and depending on $/€ exchange rate
2001 EBIT* 15% up in spite of strong increase in R&D related mainly to A380
2004 EBIT* margin target raised to 10% in 2004
Free cash flow = "close to zero" in 2001 and 2002 in spite of the A380 financing ; Strong Free cash flow generation from 2003
2000 proposed dividend : €0.5 per share
* pre-goodwill and exceptionals
➡ Raise the hurdle to go the step beyond
27

Diapositive 27 sur 28

Why to invest in EADS ?

EADS

- **An exceptional visibility :**
  - € 170 bn backlog = more than 5 years of revenues
  - 2001 first months show continuing commercial success
- **Medium-term profitability target raised :**
  - quick and successful Integration => synergies starting to create value from 2001
  - 2000 year results on track in spite of restructuring charge
  - current hedging positions secure most of 2001-2004 years at a favourable Dollar exchange rate

➡ **Growth is secured and profitable**

28

Diapositive 28 sur 28



DOCUMENTATION FOR THE ANNUAL GENERAL MEETING

on May 10, 2001 at 11.00 a.m.

at De Meervaart, Meer en Vaart 300
1068 LE AMSTERDAM, The Netherlands

AGENDA

1 • Acceptance and approval of the Report of the Board of Directors;

2 • Adoption of the 2000 annual accounts;

3 • Approval of the result allocation, distribution and payment date;

4 • Release from liability of the members of the Board of Directors;

5 • Appointment of the Auditors for the financial year 2001;

6 • Delegation to the Board of Directors of powers to issue shares and to set aside preferential subscription rights of existing shareholders;

7 • Authorization to the Board of Directors to repurchase shares of the Company.

Content

Shareholders Informations:
(free call)
France: 0800 01 2001
Germany: 00 800 00 02 2002
Spain: 00 800 00 02 2002
www.finance.eads.net
@mail box: comfi@eads.net

EADS
European Aeronautic Defence and Space Company

2 TEXT OF THE RESOLUTIONS PROPOSED BY THE BOARD OF DIRECTORS

FIRST RESOLUTION

Report of the Board of Directors

RESOLVED THAT the Report of the Board of Directors as submitted to the Annual General Meeting be and hereby is accepted and approved.

SECOND RESOLUTION

Adoption of the 2000 annual accounts

RESOLVED THAT the audited annual accounts for the accounting period ending December 31, 2000, as submitted by the Board of Directors, be and hereby are adopted.

THIRD RESOLUTION

Approval of distribution and payment date proposed by the Board of Directors

RESOLVED THAT the net loss of € 550 million is deducted from reserves. Furthermore, payment of a gross amount of € 0.50 per share will be made from distributable reserves on June 27, 2001.

FOURTH RESOLUTION

Release from liability of the members of the Board of Directors for their actions in the financial year

RESOLVED THAT the members of the Board of Directors be and hereby are granted a release from liability for the performance of their duties in the financial year 2000.

FIFTH RESOLUTION

Appointment of the Auditors for the financial year 2001

RESOLVED THAT the Company's auditors for the accounting period being the financial year 2001 shall be KPMG Accountants N.V. and Arthur Andersen.

SIXTH RESOLUTION

Delegation to the Board of Directors of powers to issue shares and to set aside preferential subscription rights of existing shareholders

RESOLVED THAT in accordance with the Articles of Association, the Board of Directors shall and hereby is designated, subject to revocation by the General Meeting, to have powers to issue shares of the Company which are part of the Company's authorized share capital provided that such powers shall be limited to 2% of the Company authorized capital from time to time and to have powers to limit or to exclude preferential subscription rights, in both cases for a period expiring at the Annual General Meeting to be held in 2003, it being understood that such powers include the approval of stock option plans and employee share option plans which may include the granting of rights to subscribe for shares which can be exercised at such time as may be specified in or pursuant to such plans.

SEVENTH RESOLUTION

Authorization to the Board of Directors to repurchase shares of the Company

RESOLVED THAT the Board of Directors is authorized, for a period of 18 months from the date of this meeting, to repurchase shares of the Company within the limit of 5% of the Company issued share capital, on the stock exchange or otherwise in return for payment, at a price between the nominal value of the shares and an amount equal to 110% of the price paid for the relevant shares on any stock exchange on the most recent day on which such stock exchange was open for trading before the day of the purchase by the Company.

4 REPORT OF THE BOARD OF DIRECTORS

Dear Shareholders,

We are pleased to present to you the report of the Board of Directors of **European Aeronautic Defence and Space Company EADS N.V.** *(references herein to "EADS" or the "Company" include EADS N.V. and its subsidiaries).*

The statutory accounts and consolidated financial statements for the year 2000, attached to this report, were accepted by the Board of Directors (the "**Board**") on March 9th, 2001, following the recommendation of the Audit Committee which reviewed and discussed them with the external statutory auditors, KPMG and Arthur Andersen.

We propose that the Annual General Meeting approve the audited statutory annual accounts for 2000 and resolves the deduction of the net loss from reserves. Further, we recommend that the Annual General Meeting discharge the members of the Board for their management of the business during the financial year 2000. We propose also that a dividend of € 0.50 gross in cash per share be declared and paid from distributable reserves.

Furthermore, we propose that the Annual General Meeting vote on the resolutions in respect of delegation of power to the Board (i) to issue shares up to a limit of 2% of the Company's authorized capital during a period ending on the Annual General Meeting to be held in year 2003, and (ii) to repurchase shares of the Company up to a limit of 5% of the Company's issued capital for a period of eighteen months starting from the date of this meeting. Such delegations to be used mainly for the purpose of further stock option plans and employee share ownership plans to be set up.

Methodology of the Board Report

The financial highlights and results of EADS described in the Board Report are made on an unaudited pro-forma basis as of December 31st, 2000, as if EADS had been operating as a group for the full 12-month period in order to fully reflect our activities and results during year 2000.

GENERAL OVERVIEW

By the end of 1999, DaimlerChrysler AG ("**DaimlerChrysler**"), Lagardère SCA ("**Lagardère**"), Société de Gestion de Participations Aéronautiques ("**SOGEPA**") (a French state holding company) and Sociedad Estatal de Participaciones Industriales ("**SEPI**") (a Spanish state holding company) decided to combine the activities of Aerospatiale Matra ("**ASM**"), DaimlerChrysler Aerospace AG (with the exception of certain of its assets and liabilities) ("**Dasa**") and Construcciones Aeronauticas SA ("**CASA**") by creating EADS.

In July 2000, the above combination which set up EADS was completed in the framework of a global offering of EADS shares (the "**Global Offering**") to institutional investors, the public and qualifying employees of the EADS group. The Global Offering, which was significantly oversubscribed, comprised 166.5 million shares (including the over-allotment option) and amounted to approximately € 3 billion.

As a result of these two events, EADS' share capital was set up at € 807,157,667 divided in 807,157,667 shares of € 1 each and since July 10, 2000 EADS' shares are listed on the Paris, Frankfurt and Spanish Stock Exchanges and are included in the French CAC 40 index.

With a workforce of 88,879 employees and pro-forma annual revenues of over € 24.2 billion in 2000, EADS is Europe's premier aerospace and defence group and the third largest in the world.

In terms of market share, EADS is among the top two manufacturers of commercial aircraft, civil helicopters, commercial space launch vehicles and missiles, and a leading supplier of military aircraft, satellites and defence electronics.

MAIN EVENTS FOR 2000

The creation of EADS in July 2000 has significantly changed the European aerospace and defence landscape.

In April 2000, Finmeccanica and EADS' partners agreed in particular to combine their military and certain civil aircraft activities to create a joint venture named European Military Aircraft Company ("**EMAC**") during year 2001.

In addition, on October 20th, 2000, the Board approved the creation of a missiles and missile systems company ("**MBDA**") together with Finmeccanica and BAE Systems raising the missile and missile systems activities of EADS to a number 1 position in Europe and a par position with its American competitor, Raytheon.

In June 2000, the EADS founding partners and BAE Systems announced the combination of their respective Airbus activities in a company registered in France named Airbus owned 80% by EADS and 20% by BAE Systems. The new company structure, pooling the strengths of its partners, will enable significant improvements in performance and reduction in costs through industrial integration. As a direct consequence of such creation, EADS decided in December 2000 to allow the launch of the A380 program, the world's biggest commercial aircraft, following a successful marketing campaign.

With the creation of the first integrated European aeronautic, defence and space group, EADS fully supported and contributed during the year 2000 to the creation of a harmonized European governmental defence market, through a successful participation in new programs such as the A400M military transport aircraft and the next-generation Meteor missile in the face of strong American competition for the equipment of the major European armed forces.

To consolidate its strategic position in its markets, EADS has also set up partnerships with some US companies and, more particularly, with Northrop Grumman in the field of flying drone and maintenance with the creation of a US joint venture on October 26th, 2000.

Finally in December 2000, EADS signed a strategic agreement with the Russian Aeronautic and Space Agency for the expansion of the Russian-European cooperation in aeronautic and space activities.



SHAREHOLDING AND STOCK PRICE EVOLUTION

As of the date of this report, the shareholding of EADS is made up as follows:

- 30.3% of the share capital owned indirectly by DaimlerChrysler,
- 30.3% of the share capital owned by Société de Gestion de l'Aéronautique, de la Défense et de l'Espace ("SOGEADE"), a French partnership limited by shares whose share capital is held 50% by SOGEPA and 50% by Lagardère acting through a French holding company controlled by the latter at 74%, and whose remaining stockholding of 26% is held by first rank French financial institutions,
- 5.5% of the share capital owned by SEPI,
- 30.8% of the share capital owned by the Public (including EADS employees).

In addition, DaimlerChrysler and the French State hold directly and indirectly 2.8% and 0.3% respectively of the share capital.

Pursuant to a principle of parity, DaimlerChrysler and SOGEADE jointly exercise their shareholder rights in EADS through a Dutch law contractual partnership with SEPI.

Since July, EADS has outperformed the main stock exchange indicators, which remained stable or slightly decreased during the same period.

The market capitalization was € 19 billion on December 31st, 2000 compared to a market capitalization of € 14 billion at the time of the Global Offering. The stock price has increased 31.4% up to € 23.66 compared to the introduction price of € 18 for individual investors in a very volatile and difficult environment for technological companies.

In the meantime, daily average trading volumes of shares amount to 1.8 million shares – a high level demonstrating the appropriate liquidity of EADS shares.

EADS has gradually built up a confidence level and has become a preferred stock for many investors due to the exceptional visibility of its order backlog and its leading position in growing markets. This is reflected in the Standard & Poors', rating agency, upgrade of EADS' credit rating from A-/A-2 to A/A-1 and the A2 rating recently issued by Moody's.

Within these eight months of activities, this performance is the recognition by financial markets of the strategic vision which led to the creation of EADS.

CORPORATE GOVERNANCE

The Board is responsible for the affairs of EADS and as a single tier structure, combining both executive and non executive members; it is the company's highest decision-making body after the Annual General Meeting. The role of the Board is to ensure that the Company is operated to maximize shareholder value in accordance with the law and the established rules of Corporate Governance, taking into account the maintenance of good relationships with the Company's employees and customers.

The Board set up two standing committees from among its members: (i) the Audit Committee, and (ii) the Personnel Committee. The Audit Committee and the Personnel Committee met once and twice in the year 2000 respectively to review the half year 2000 pro-forma results and the employment terms (including remuneration) for the members of the Board and EADS top executives.

The full Board met four times since its first meeting on July 7, 2000. Topics discussed and authorized at these meetings include EADS strategy for its activities, EADS integration process, major business issues, major investments projects such as the industrial launch of the A380 program, and the group's financial results and forecasts. During this period, the Board was regularly informed through business reports from the Chief Executive Officers, rolling forecasts, strategic and operational plans.

EADS has also set up an European Works Council with employee representatives to promote social dialogue and information flow throughout the Group.

We are of the opinion that both Dutch law and the specificity of its Articles of Association and the Internal Rules for the Board give EADS a very modern structure that is perfectly suited to meet the demands of Corporate Governance as it answers in the best possible way the basic principles of ensuring proper management of the Company while giving information and decision-making rights to its shareholders.

EADS GROUP BUSINESS

EADS booked new pro-forma orders worth € 49.1 billion in 2000, which represent an increase of 50% compared to the pro-forma level of € 32.7 billion in 1999 raising the order book to € 131,874 million at December 31st, 2000, which is 28.7% higher than the pro-forma level of year end 1999 and equal to more than five years of pro-forma sales.

Tabl. 1 - Order intake and backlog by division (in millions of €)

By division	Order Intake		Order backlog	
	2000 pro-forma	1999 pro-forma	2000 pro-forma	1999 pro-forma
Airbus*	34,158	20,700	104,387	79,500
Military Transport Aircraft	493	600	873	700
Aeronautics	8,322	4,900	13,067	8,800
Space	3,024	2,200	4,826	4,400
Defence & Civil Systems	3,857	4,300	9,722	9,000
HQ/ Elimination of intercompany	(775)		(1,001)	
Total EADS Group	49,079	32,700	131,874	102,400

*(*on the basis of catalog prices)*

Airbus had another excellent year with 520 aircraft ordered compared to 476 aircraft in 1999, making it the best year ever in terms of order value.

Orders continue to be higher than deliveries (311) in 2000. For the sixth consecutive year, Airbus' order backlog continued to grow and reached at the end of 2000 a total of 1,626 aircraft, ahead of competition, representing for the Airbus division more than five years of activity and a value of more than € 104 billion. Airbus division pro-forma order intake reached € 34,158 million in 2000, increasing 65% compared to € 20,700 million in year 1999.

The order backlog does not include the A380 superjumbo aircraft figures (50 aircraft and 42 options) as of December 19th, 2000 which enabled the launch of the program on such date.

The **Military Transport Aircraft division** recorded € 493 million pro-forma order intake in 2000, which remained above the revenue level, resulting in an increased order backlog to € 873 million. The A400M program, which was decided upon in 2000 following the execution of a Letter of Intent from seven partner countries for a total of 225 aircraft, has not been included in the year end 2000 backlog. This program will contribute to this division and EADS' strong growth in the future.

Pro-forma order intake at the **Aeronautics division** surged to € 8.3 billion. The order backlog reached € 13 billion at year end, representing more than two years of pro-forma activity.

In particular, Eurocopter booked 531 new helicopters, including 243 NH90, confirming market growth and good positioning of Eurocopter products on both civil and defence markets.

Space division pro-forma order intake amounted to € 3 billion indicating the competitiveness of the products in the Space division and including six Telecom satellites awarded to Astrium, in particular by two key customers (Intelsat and Inmarsat).

In the ballistic missiles area, the M51 contract was signed.

For Ariane launchers, of which EADS is the industrial architect with responsibility for the design and manufacture of the main stages, Arianespace won 16 satellites launches, representing 55% of the commercial market and confirming its leading position. Year end backlog reached € 4.8 billion, which is about two years of activity.

As anticipated, the **Defence & Civil Systems division's** pro-forma order intake decreased to € 3.8 billion in 2000 after deconsolidation of the civil telecom joint ventures with Nortel and after the very high levels of past years.

In the defence electronics field, EADS booked its first US military contract with the US Navy, an exceptional event for an European company.

Year-end order backlog reached € 9.7 billion, representing three years of pro-forma activity.

FINANCIAL HIGHLIGHTS

EADS PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

The profit and loss statements of former ASM, Dasa and CASA are established on a pro-forma basis for the full financial years 1999 and 2000 to reflect EADS activities and results during whole year 2000.

In line with IAS accounting principles, the combination of ASM, Dasa and CASA had to be accounted for as a business combination using the purchase method of accounting. Therefore, the balance sheets of Dasa and CASA were revalued to reflect the fair market value of acquired assets and liabilities, whereas the balance sheet of ASM is included at book value.

The accounting principles applied by EADS are "IAS" (International Accounting Standards) principles, with the exception that EADS expenses all development costs as incurred.

REVENUES

EADS revenues reached € 24.2 billion on a pro-forma basis, an increase of 7.3% compared with the 1999 pro-forma revenues of € 22.6 billion.

Tabl. 2 - Pro-forma Revenues (in millions of €)

By division	Revenues		
	2000 pro-forma	1999 pro-forma	Change
Airbus	14,856	12,639	+ 17.5%
Military Transport Aircraft	316	241	+ 31.1%
Aeronautics	4,704	4,280	+ 9.9%
Space	2,535	2,518	+ 0.7%
Defence & Civil Systems	2,909	3,830	- 24.0%
Elimination & Others*	- 1,112	- 955	- 16.4%
Total EADS Group	**24,208**	**22,553**	**+ 7.3%**

**incl. pro-forma inter-company transactions*

Continuing to increase its market share, the **Airbus division** achieved pro-forma revenues of € 14.9 billion, up 17.5%. With 311 aircraft (1999: 294 aircraft) delivered, Airbus successfully continued to increase its production rate.

The **Military Transport Aircraft division** recorded pro-forma revenues of € 316 million in 2000 compared to € 241 million in 1999.

The pro-forma revenues at the **Aeronautics division** reached € 4.7 billion in the past year, almost 10% up from 1999, and this has been achieved even though the major military contracts for series production obtained over recent years (Tiger, NH90, Eurofighter) have not yet had an impact on sales.

Eurocopter delivered 289 helicopters, compared to 242 in 1999, and maintained its worldwide number one civil market share of 49%.


10

Military aircraft pro-forma revenues were mainly sustained by the EuroFighter pre-production activities and by the Tornado upgrade program. Maintenance grew in line with the world's aircraft fleets, highlighting the growth potential in this area.

In a difficult market environment, pro-forma revenues at the **Space division** increased slightly to € 2.5 billion (+ 0.7%). The Ariane program confirmed its outstanding reliability with twelve successful launches.

Pro-forma revenues at the **Defence & Civil Systems division** decreased to € 2.9 billion (- 24%) in 2000, particularly due to the deconsolidation of the civil telecom joint ventures with Nortel (Matra Nortel Communications and Nortel Networks Germany) and to a difficult market, characterized by stagnant procurement budgets and the transition period between development and production phases before missile systems backlog trickles down to revenues.

EBIT

Tabl. 3 - EBIT pro-forma breakdown, before goodwill amortization and exceptional

in millions of €	2000	1999
Airbus	1,412	925
Military Transport Aircraft	- 63	- 20
Aeronautics	296	202
Space	67	97
Defence & Civil Systems	- 110	86
H/Q & Elimination	- 203	155
Total	**1,399**	**1,445**

EADS pro-forma EBIT, before goodwill and exceptional remains quite stable at € 1,399 million in 2000 compared to € 1,445 million in 1999 which included a gain on disposal of € 182 million resulting from the sale of Sextant Avionique, in spite of the high level of self financed Research & Development and of non-recurring expenses amounting to € 262 million of restructuring charges and exceptional provisions to depreciate EADS' participation in Globalstar satellite constellation.

Tabl. 4 - EBIT pro-forma, before goodwill amortization and exceptional

in millions of €	2000	1999
EBIT	**200**	**769**
Goodwill and Exceptional:		
Goodwill Amortization	429	424
Fair value adjustment on fixed assets	176	169
Fair value adjustment on inventories	483	0
Income from investments	**111**	**83**
EBIT pre goodwill and exceptional	**1,399**	**1,445**

INCOME STATEMENT

Tabl. 5 – Pro-forma Income statement

in millions of €	2000	1999
Revenues	**+ 24,208**	**+ 22,553**
Cost of sales	- 20,072	- 18,298
Gross margin	**+ 4,136**	**+ 4,255**
Selling, gen.administration & other expenses	- 2,510	- 2,213
Research & development	- 1,339	- 1,324
Other operating income	+ 342	+ 475
Amortization of goodwill	- 429	- 424
Result before financial inc. and income tax	**+ 200**	**+ 769**
Income from investment	+ 111	+ 83
Result on interests	+ 10	- 13
Other financial income/charges	- 1,436	- 1,916
Total financial result	- 1,315	- 1,846
Income(loss) before income taxes	**- 1,115**	**- 1,077**
Income taxes	+ 220	+ 33
Minority interest	- 14	- 2
Net Result	**- 909**	**- 1,046**

The pro-forma **gross margin** decreased of € 119 million compared to 1999 due to a one time charge of € 483 million resulting from the accelerated depreciation of Dasa and CASA inventories which were valued under the purchase method of accounting.

Pro-forma **amortization of goodwill** amounted to € 429 million coming mainly from the ASM and EADS mergers. Pro-forma income from investments increased to € 111 million compared to € 83 million in 1999 mostly due to the improvement of Dassault Aviation earnings (45.76% owned by EADS).

Pro-forma **expenses in Research and Development** remained at high level in 2000 amounting to € 1,339 million compared to € 1,324 million in 1999, thereby confirming EADS' commitment to developing innovative products for its customers. Nearly 70% of the total amount of R&D is related to the Airbus division.

The positive balance between **interest earned and interest paid** in the reporting period increased to € 10 million compared to the negative balance of € 13 million in 1999 due to the capital increase resulting from the Global Offering.

Pro-forma other **financial result** was strongly impacted in 2000 as in 1999, mostly by the effect of the accounting method of US Dollar hedges, contributing to a significant charge of € 1,436 million compared to a charge of € 1,916 million in 1999.

The pro-forma result is a net loss of € 909 million for year 2000 compared to a pro-forma net loss of € 1,046 million in 1999.

12

BALANCE SHEET

Pro-forma stockholders' equity increased to € 10,250 million in 2000, compared to € 9,377 million in 1999, resulting from the capital increase of € 1,595 million made in July 2000 and the pro-forma net loss of € 909 million.

NET CASH

The very strong improvement of cash from operating activities and the cash resulting from the capital increase has resulted in a net cash position of € 2,143 million at December 31st, 2000, compared to a net debt of € 946 million at December 31st,1999.

Cash and cash equivalent increased significantly by € 3,172 million to € 7,922 million from € 4,750 million in 1999.

EADS CONSOLIDATED ACCOUNTS

For the purpose of the consolidated income statements and consolidated balance sheets, the creation of EADS was treated as business combination using the purchase method of accounting.

Year 1999 figures relate only to the operations of the former ASM group during such year and its situation as of December 31st, 1999. Former ASM being considered the purchaser, the year 2000 figures include all of the consolidated assets, liabilities and shareholders' equity of EADS Group after the contribution of Dasa and CASA in July 2000. Consequently, the figures stated for in the Consolidated Income Statement and Balance Sheet related to the year 2000 are not comparable with the ones of the year 1999.

The consolidated financial statements include all of the material subsidiaries under control of EADS. Significant investments in which EADS has a 20% to 50% ownership are generally accounted for using the equity method. For investments in material joint ventures, EADS uses the proportionate method of consolidation. The accounting principles applied to prepare those consolidated financial statements are the IAS principles, with the exception that all development costs are expensed as incurred.

With respect to the Consolidated Balance Sheet table, Dasa and CASA assets and liabilities were revalued to reflect their fair market value as acquired assets and liabilities, whereas the balance sheet of ASM is included at book value.

CONSOLIDATED INCOME STATEMENT

Tabl. 6 – Consolidated Income statement

in millions of €	2000	1999
Revenues	**+ 19,427**	**+ 12,236**
Cost of sales	- 16,004	- 9,624
Gross margin	**+ 3,423**	**+ 2,612**
Selling, gen.administration & other expenses	- 2,144	- 1,358
Research & development	- 1,077	- 689
Other income	+ 251	+ 312
Amortization of goodwill	- 277	- 127
Income before financial inc. And income tax and minority interest	**+ 176**	**+ 750**
Financial Result	- 1,320	- 1,724
Results before income taxes and minority interests	**- 1,144**	**- 974**
Income taxes	+ 264	+ 352
Minority Interests	- 23	- 22
Net Result	**- 903**	**- 644**

The gross margin ratio decreased from 21% in 1999 to 18% in year 2000 mainly due to the depreciation of Dasa and CASA fixed assets and inventories which were valued under the purchase method of accounting at the time of acquisition by EADS.

Amortization of goodwill increased to € 277 million in year 2000 from € 127 million in year 1999 primarily as a result of the contribution of Dasa and CASA at fair value upon the creation of EADS.

CONSOLIDATED BALANCE SHEET

Tabl. 7 - Consolidated balance sheet

in millions of €	2000	1999
Fixed assets	20,894	8,275
Non-fixed assets	16,745	6,641
Deferred taxes and prepaid expenses	3,805	2,014
Total Assets	**41,444**	**16,930**
Stockholders' equity	10,250	2,310
Minority interests	221	196
Provisions	8,684	2,399
Liabilities	18,247	10,067
Deferred taxes and deferred income	4,042	1,958
Total Liabilities and equity	41,444	16,930


14

EADS N.V. STATUTORY ACCOUNTS

Financial statements of the year 2000 are not comparable with those of year 1999 as EADS had no operating activities before July 8th, 2000. The Company stockholder's equity amounted to € 44 thousands during year 1999.

STATUTORY BALANCE SHEET

Tabl. 8 - Statutory balance sheet

in millions of €	2000
Goodwill	5,695
Financial assets	3,130
Fixed assets	**8,825**
Receivables and other assets	254
Securities	2,482
Cash and cash equivalents	2,081
Non-fixed assets	**4,817**
Deferred taxes	32
Total assets	**13,674**
Capital stock	807
Other reserves	9,443
Stockholders' equity	**10,250**
Other liabilities	3,424
Total liabilities and stockholders' equity	13,674

The financial **fixed assets** comprise the investments in ASM, Dasa and CASA. The **securities** and **cash and cash equivalents** mainly include the proceeds from the Global Offering and the cash balances derived from the implementation of the cash pooling policy.

The **stockholders' equity** reflects the capital increase from the Global Offering, the contribution of ASM at book value and the contribution of Dasa and CASA at fair value.

The **other liabilities** are primarily liabilities to affiliated companies in relation with the cash pooling policy.

STATUTORY INCOME STATEMENT

Tabl. 9 - Statutory income statement

in millions of €	2000
Income from investments	(401)
Other results	(149)
Net result	(550)

The **net loss** of € 550 million is the result of the second half year 2000 of the EADS group and includes amortization of goodwill and the impact of exceptional depreciation due to the fair value adjustments on assets and inventories as a result of the contribution of Dasa and CASA at fair market value.

OUTLOOK 2001

A major focus in 2001 will be to finalize the integration process of EADS, especially the integration of the concerned industrial activities into the new formed Airbus company. Furthermore we will drive the process of consolidation within our industry.

Based on its strong order backlog (€ 131.9 billion), EADS provides an excellent visibility for the coming years to its shareholders. Expected order intake shall exceed sales for the next coming year. Accordingly EADS shall continue its path of profitable revenue growth in year 2001 with a conservative planned US Dollar-exchange rate assumption of $/€ 1.03.

EBIT will significantly increase in 2001 despite the ongoing integration efforts within EADS and substantial increase in Airbus R&D expenses by more than € 500 million for new products, such as the A380.

Headcount should also slightly increase up due to the *production rate increase* of the Airbus division and the new programs launched which offsets the headcount decrease planned in some other divisions resulting from restructuring plans.

For the year 2001 onwards, the implementation of new accounting rules (IAS 39) will enable EADS to reduce the volatility of its net income related to the *year end dollar exchange rate*.

While the financial markets were extremely volatile during the first quarter of 2001, EADS stock was also not exempted from a fluctuating development. Nevertheless, the EADS stock is still recommended by most of analysts which should favorably impact our stock price during year 2001.

STRATEGIC CHALLENGES FOR 2001

With the successful integration of already existing partnerships into EADS and the leverage of resulting synergies, EADS group will be fully capable to address the upcoming major challenges during year 2001, which are mainly:

- the further consolidation in Europe, regarding both the industry itself and its customer base for each division,
- transatlantic relationships / global reach, and
- new businesses (cross-divisional activities, e-business, services).

SYNERGIES AND VALUE CREATION

As already stated during the Global Offering in June 2000, one of the main objectives of EADS was to create additional value for its shareholders through the quick integration of the three former ASM, Dasa and CASA, and savings resulting mainly from purchasing, internal cost base reduction and sales increase.

As of today and less than one year after the effective creation of EADS, we are in the opinion that such value creation process is on track through the rationalization of the EADS structures performed during last year such as the recovery plan of the *Defence and Civil System Division*, the purchasing savings plan amounting to € 280 million and the streamlining plan of the administrative headquarters in France, Germany and Spain.
Such action plans confirmed the already presented value creation and saving targets of at least € 580 million in year 2004.

16

AIRBUS DIVISION

Because of the success of the single-aisle programs, Airbus decided to increase its production capacities to cover this growing market demand.

With the launch decision for the A380 and the completion of the Airbus product range, including respective freighter applications, Airbus gains commercial momentum. One of the key challenge of Airbus is now to ensure a smooth and timely development of the A380 program.

In addition, the current level of sales performance can be maintained and even be enhanced, in particular in some major geographical markets, such as the USA or Japan.

At last, based on its growing fleet in service and the availability of new technologies, Airbus intends to reinforce during the coming year a service offer in relation to its core business.

AERONAUTICS DIVISION

One of the major challenges for the coming year will be the full integration of industrial resources, especially in Eurocopter and Eurofighter businesses. Further, the successful production and export of new programs, such as NH90, Tiger and Eurofighter will be key for further profitable growth. With the industrial integration of ATR, the restructuring of the aerostructure business in Socata and a worldwide offering of maintenance / services, being linked with Airbus service strategy, future growth opportunities will be secured.

MILITARY TRANSPORT AIRCRAFT DIVISION

The A400M favorably meets growing demand for modern and dependable transport aircraft (rapid intervention forces). Breaking the US monopoly and entering into a market with high replacement potential is the major strategic challenge, which will be faced by leveraging strong synergies through Airbus technologies and know-how.

SPACE DIVISION

EADS will increase its competitiveness by strengthening the position of Astrium in communication satellites and through the creation of an integrated European launcher company aiming to lead Ariane industrially. A further point of growth will be the utilization of the International Space Station.

DEFENCE AND CIVIL SYSTEMS DIVISION

After the full integration and restructuring of existing businesses into a new organizational structure, Defence and Civil Systems division will clearly focus on growth markets and profitability. In addition to the establishment of MBDA, the defence electronic business, focused on platform business, the transformation of Systèmes, Services et Télécommunications ("SST") business unit into a dedicated service unit for capturing a strongly growing services/outsourcing market and the telecommunication activities will strengthen and grow the EADS defence activities in internationally recovering markets.

TRANSATLANTIC RELATIONSHIPS / GLOBAL REACH

EADS is forging transatlantic partnerships by setting up joint ventures and program partnerships with major American companies, e.g. with Northrop Grumman (UAVs, maintenance, etc.) and Boeing (Meteor).
EADS is also focusing on extending its global reach through partnerships with strong regional leaders (Embraer) and co-operation agreements with major countries (Russia).

EADS INITIATIVES

The leverage of multi-divisional products, (e.g. mission aircraft, unmanned aircraft vehicles and in-flight entertainment systems), is of high strategic importance, using to advantage EADS' unique portfolio.

Full package solutions, taking advantage of EADS' strong technological base, are suited to the current evolution of customer needs. With the range of platforms EADS can offer to customers, EADS relies on high potential to build out its prime and lead role in most segments of its business.

The E-business is of highest strategic importance for EADS to streamline its business processes. It is one of the key drivers for the integration process, accelerating the information flow and as a productivity tool. EADS is mainly focusing on the collaborative development of its products and programs, the supply chain integration, through the E-procurement of non-strategic goods and through strategic goods sourcing management, online customer care and services, and improved internal process efficiency.

Conclusion

We believe that main strengths of EADS are its commercial performance during year 2000 proving that our products are well adapted to the needs of the markets and its huge backlog which give us a quite unique position in our industry and visibility on our earning growth.

Besides its technology and financial results, EADS' success is also the demonstration of the confidence of our shareholders and employees on the continuation of a 30 year-old story of people sharing the same vision of excellence and the same willingness to break technology barriers in one of the most challenging and exciting industry.

Amsterdam, April 4th, 2001

The Board of Directors

EADS
European Aeronautic Defence and Space Company

18 EADS N.V. CONSOLIDATED FINANCIAL STATEMENTS (in millions of €)

CONSOLIDATED INCOME STATEMENT
for the years 2000 and 1999

	Notes	2000	1999
Revenues	3-21	19,427	12,236
Cost of sales	4	(16,004)	(9,624)
Gross margin		**3,423**	**2,612**
Selling, administrative and other expenses	4	(2,144)	(1,358)
Research and development expenses		(1,077)	(689)
Other income	5	251	312
Amortization of goodwill		(277)	(127)
Income before financial income, income taxes and minority interests		**176**	**750**
Financial expense, net	6	(1,320)	(1,724)
Loss before income taxes and minority interests		**(1,144)**	**(974)**
Income taxes	7	264	352
Minority interests		(23)	(22)
Net loss		**(903)**	**(644)**

The accompanying notes are an integral part of these Consolidated Financial Statements.
1999 balances have been restated from French Francs into Euros using the Official Fixed Conversion Rate.

CONSOLIDATED BALANCE SHEETS
at December 31, 2000 and 1999

Assets	Notes	2000	1999
Intangible assets	8	8,165	2,446
Property, plant and equipment, net	8	8,120	3,428
Investments and long-term financial assets	9	4,609	2,401
Fixed assets		**20,894**	**8,275**
Inventories	10	2,081	142
Trade receivables	11	4,118	2,915
Other receivables and other assets	12	2,624	1,251
Securities	13	4,682	1,574
Cash and cash equivalents		3,240	759
Non-fixed assets		**16,745**	**6,641**
Deferred taxes	7	**3,151**	**1,379**
Prepaid expenses		**654**	**635**
Total assets		**41,444**	**16,930**

Liabilities and stockholders' equity	Notes	2000	1999
Capital stock		807	1,231
Reserves		9,359	992
Accumulated other comprehensive income		84	87
Stockholders' equity	14	**10,250**	**2,310**
Minority interests		221	196
Provisions	15	**8,684**	**2,399**
Financial liabilities	16	5,779	3,681
Trade liabilities	17	4,268	2,439
Other liabilities	17	8,200	3,947
Liabilities		**18,247**	**10,067**
Deferred taxes	7	**1,128**	**16**
Deferred income		**2,914**	**1,942**
Total liabilities and equity		**41,444**	**16,930**

The accompanying notes are an integral part of these Consolidated Financial Statements.
1999 balances have been restated from French Francs into Euros using the Official Fixed Conversion Rate.

EADS
European Aeronautic Defence and Space Company


20

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years 2000 and 1999

	2000	1999
Net loss	(903)	(644)
Income applicable to minority interests	23	22
Adjustments to reconcile net loss to cash provided by operating activities:		
Depreciation and amortization of fixed assets	1,121	523
Valuation adjustments to inventories	483	0
Change in deferred taxes	(694)	(423)
Results on disposals of fixed assets/businesses	48	(267)
Change in provisions	1,019	316
Result of companies accounted for by the equity method	(110)	(56)
Change in other operating assets and liabilities	1,594	1,309
Cash provided by operating activities	**2,581**	**780**
Investments:		
Purchases of fixed assets/businesses	(1,546)	(1,092)
Proceeds from disposals of fixed assets/businesses	487	833
Change in cash from changes in consolidation	2,671	35
Cash provided by (used for) investing activities	**1,612**	**(224)**
Change in financial liabilities	(103)	329
Dividends paid	(31)	0
Capital increase	1,540	0
Other	(16)	(17)
Cash provided by financing activities	1,390	312
Effect of foreign exchange rate changes on cash and cash equivalents	6	(27)
Increase in cash and cash equivalents	5,589	841
Cash and cash equivalents		
At beginning of period	2,333	1,492
At end of period	7,922	2,333

The accompanying notes are an integral part of these Consolidated Financial Statements.
1999 balances have been restated from French Francs into Euros using the Official Fixed Conversion Rate.

Cash and cash equivalents also comprise securities.

The following represents supplemental information with respect to cash flows from operating activities:

	2000	1999
Interest paid	239	121
Income taxes paid	206	4

(in millions of €)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
for the years 2000 and 1999

	Capital stock	Reserves	Accumulated other comprehensive income	Total
Balance at January 1, 1999	**703**	**(1,131)**	**82**	**(346)**
Distribution of the Thomson-CSF shares		(203)		(203)
Dassault Aviation shares contribution by French State (fair value)	141	842		983
MHT shares contribution by Lagardère SCA (fair value)	387	2,128		2,515
Net loss		(644)		(644)
Other comprehensive income			5	5
Balance at December 31, 1999	**1,231**	**992**	**87**	**2,310**
EADS N.V. (fifty thousand €)	-	-	-	-
Contribution of ASM to EADS N.V. (book value)	(827)	827		0
Contribution of Dasa to EADS N.V. (fair value)	266	5,969		6,235
Contribution of CASA to EADS N.V. (fair value)	45	1,002		1,047
Capital increase	80	1,366		1,446
Capital increase ESOP (incl. discount)	12	193		205
IPO-Costs		(56)		(56)
Net loss		(903)		(903)
Dividend		(31)		(31)
Other comprehensive income			(3)	(3)
Balance at December 31, 2000	**807**	**9,359**	**84**	**10,250**

The accompanying notes are an integral part of these Consolidated Financial Statements.
1999 balances have been restated from French Francs into Euros using the Official Fixed Conversion Rate.

(in millions of €)

FORMATION OF EADS IN 2000

The European Aeronautic Defence and Space Company EADS N.V. ("EADS" or the "Group"), a Dutch public company legally seated in Amsterdam, is one of the leading manufacturers of commercial aircraft, civil helicopters, commercial space launch vehicles, missiles, military aircraft, satellites and defence electronics. The Group is the result of the merger of the operations of Aerospatiale Matra S.A. ("ASM"), the aerospace and defence activities of DaimlerChrysler AG ("Dasa") and Construcciones Aeronauticas S.A. ("CASA").

Pursuant to business combination agreements dated October 14, 1999 and December 2, 1999 (the "Business Combination Agreements"), the accounts of ASM were liquidated on July 8, 2000 through the contribution of its assets and liabilities to EADS. In connection with the liquidation of ASM, each of its 403,687,775 outstanding shares was exchanged for one share of EADS. Because no operating activities occurred at EADS N.V. prior to the contribution, the financial statements of the Group prior to July 8, 2000 represent the historical, consolidated financial statements of ASM. A description of the transactions concerning the formation of ASM is contained in Note 2.

In accordance with the Business Combination Agreements, on July 10, 2000, EADS issued 266,625,182 shares for all of the assets and liabilities of Dasa and 44,690,871 shares for all of the assets and liabilities of CASA. Concurrent with the acquisitions of Dasa and CASA, the Group and its shareholders offered 146,454,136 ordinary shares (including 11,769,259 shares in the employee offering) in an initial public offering at € 19 (retail: € 18) per share.

For accounting purposes, the transactions were treated as business combinations using the purchase method with ASM as the acquirer. Adjustments have been made to allocate the excess of the fair values of Dasa and CASA over their historical costs amounting to € 5,860 and € 1,095, respectively, to specifically identifiable assets acquired and liabilities assumed based upon a final determination of fair values as follows:

Dasa:	July 2000
Fixed assets	1,347
Non-fixed assets	408
Goodwill	5,002
Deferred taxes and liabilities assumed	(897)
	5,860

CASA:	July 2000
Fixed assets	208
Non-fixed assets	185
Goodwill	839
Deferred taxes and liabilities assumed	(137)
	1,095

Goodwill resulting from the acquisitions is amortized over 20 years, the expected period of benefit. The accompanying consolidated financial statements of EADS include the results of ASM for all periods presented and the results of Dasa and CASA since the date of their acquisition.

For the formation of ASM in 1999, please refer to Note 2.

BASIS OF PRESENTATION

The consolidated financial statements of the Group have been prepared for the first time in accordance with the accounting standards issued by the International Accounting Standards Committee ("IASC") and the interpretations issued by the Standing Interpretations Committee of the IASC, except that the Group expenses all development costs as incurred (see note 1). EADS has applied certain simplifications as allowed under SIC-8. These simplifications principally relate to 1999 disclosures about cash flow, leasing and the development of fixed assets. The following International Accounting Standards ("IAS") have been adopted in the 1999 consolidated financial statements before their effective dates:

- IAS 16 (revised 1998) Property, Plant and Equipment
- IAS 22 (revised 1998) Business Combinations
- IAS 28 (revised 1998) Accounting for Investments in Associates
- IAS 31 (revised 1998) Financial Reporting of Interests in Joint Ventures
- IAS 36 Impairment of Assets
- IAS 37 Provisions, Contingent Liabilities and Contingent Assets
- IAS 38 Intangible Assets

Prior to the business combination which resulted in the formation of EADS, the consolidated financial statements of ASM were prepared in accordance with French generally accepted accounting principles ("French GAAP"). In connection with the business combination, the consolidated financial statements of ASM for 1999 and for the period in 2000 prior to the business combination were restated from French GAAP into IAS.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation – The consolidated financial statements include all of the material subsidiaries under the control of EADS. Significant investments in which EADS has a 20% to 50% ownership ("associated companies") are generally accounted for using the equity method. For investments in material joint ventures, EADS uses the proportionate method of consolidation (see Note 2). Other investments are accounted for at cost.
For business combinations accounted for under the purchase accounting method, all assets acquired and liabilities assumed are recorded at fair value. An excess of the purchase price over the fair value of net assets acquired is capitalized as goodwill and amortized over the estimated period of benefit on a straight-line basis.
The effects of intercompany transactions have been eliminated.

Foreign Currencies

Foreign currency transactions – Transactions in foreign currencies are translated to euro at the foreign exchange rate in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to euro at the foreign exchange rate in effect at that date. Foreign exchange gains and losses arising from translation are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated to euro at the foreign exchange rate in effect at the date of the transaction.

Financial statements of foreign operations – The assets and liabilities of foreign entities, where the local currency is other than euro, are generally translated using period-end exchange rates while the statements of income are translated using average exchange rates during the period. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous periods are included as a separate component of stockholders' equity ("Accumulated other comprehensive income", net of applicable deferred income taxes).

Revenue Recognition – Revenues are recognized upon the transfer of risk or the rendering of a service. For construction contracts, revenues are recognized according to the percentage-of-completion method as contractually agreed-upon milestones are reached or the work progresses. Changes in profit rates are reflected in current earnings as identified. Contracts are reviewed for possible losses at each reporting period and provisions for estimated losses on contracts are recorded when identified.

Incentives applicable to performance on contracts are considered in estimated profit rates and are recorded when there is sufficient information to assess anticipated contract performance. Contract penalties are charged to expense in the period it becomes probable that the Group will be subject to the penalties.

Sales of aircraft that include value guarantee commitments are accounted for as operating leases when the risk associated with the value guarantee is considered material.

Product-Related Expenses – Expenses for advertising and sales promotion and other sales-related expenses are charged to expense as incurred. Provisions for warranties are made at the time the related sale is recorded.

Research and Development Expenses – Research and development funded by the Group is expensed as incurred. Financed research and development contracts are recorded as revenues.

Income Taxes – Deferred income taxes are recorded in the consolidated financial statements of EADS in accordance with IAS 12 - Income Taxes. Deferred tax assets and liabilities reflect lower or higher future tax impacts that result for certain assets and liabilities from temporary valuation differences between their carrying amounts and the tax bases as well as from net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As deferred tax assets anticipate potential future tax benefits, they are recorded in the consolidated financial statements of EADS only when the likelihood that the tax benefits will be realized is more than 50%. A valuation allowance is recorded to reduce deferred tax assets to amounts, which will more likely than not be realized.

Treatment of IPO-costs – Incremental external costs directly attributable to the IPO of EADS were accounted for as a deduction from the reserves, net of related income tax benefit.

Intangible Assets – Purchased intangible assets, other than goodwill, are valued at acquisition cost and are generally amortized over their respective useful lives (3 to 10 years) on a straight line basis. Goodwill is capitalized and amortized over 5 to 20 years. The Group periodically assesses the recoverability of its goodwill based upon projected future cash flows.

Property, Plant and Equipment – Property, plant and equipment is valued at acquisition or manufacturing costs less accumulated depreciation. Depreciation expense is recognized principally using the straight-line method. The costs of internally produced equipment and facilities include direct material and labour costs and applicable manufacturing overheads, including depreciation charges. The following useful lives are assumed: buildings 6 to 50 years; site improvements 6 to 20 years; technical equipment and machinery 3 to 20 years; and other equipment, factory and office equipment 2 to 10 years. The cost of specialized tooling for commercial production is capitalized and amortized over five years using the straight-line method.

Impairment of Long-lived Assets – The Group reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Lease – The Group is a lessee of property, plant and equipment. All leases that meet specified criteria intended to represent situations where the substantive risks and rewards of ownership have been transferred to the lessee are accounted for as finance leases. All other leases are accounted for as operating leases.

Aircraft leasing – EADS is engaged in various aircraft leasing activities being either finance or operate lease as lessor or lessee (headlease, sublease), which are accounted for respectively.

Non-fixed Assets – Non-fixed assets represent the Group's inventories, receivables, securities and cash, including amounts to be realized in excess of one year. In the accompanying notes, the portion of assets and liabilities to be realized and settled in excess of one year has been disclosed.

Inventories – Inventories are valued at the lower of acquisition or manufacturing cost or market price. Manufacturing costs comprise direct material and labour and applicable manufacturing overheads, including depreciation charges.

Securities – Securities are accounted for at fair values, if readily determinable. Unrealized gains and losses on these investments are included within a separate component of stockholders' equity ("Accumulated other comprehensive income"), net of applicable income taxes. All other securities are recorded at cost.

Cash and cash equivalents – Cash consists of cash on hand, cash in bank, checks, and fixed deposits having a maturity of three months or less.

Financial Instruments – EADS uses derivative financial instruments for hedging purposes. Financial instruments used in micro-hedging strategies to offset the Group's exposure to identifiable and committed transactions are accounted for together with the underlying business transactions ("hedge accounting"). Gains and losses on forward contracts and options hedging firm foreign currency commitments are deferred off-balance sheet and are recognized as a component of the related transactions, when recorded (the "deferral method").

In the event of an early termination of a currency exchange agreement designated as a hedge, the gain or loss is realized.

Financial instruments that have been previously used by EADS in macro-hedging strategies do not qualify for hedge accounting and are accordingly marked to market at each reporting period with unrealized gains and losses recognized in other financial result.

By the time the Group meets the requirements for hedge accounting and designates the derivative financial instrument as a hedge of a committed transaction, subsequent unrealized gains and losses would be deferred and recognized along with the effects of the underlying transaction.

Refundable Advances

Refundable advances are recorded as "Other Liabilities".

Accrued Liabilities

Provisions for losses on completion of contracts - Provisions for losses on uncompleted contracts are recorded when it becomes probable that total estimated contract costs will exceed total contract revenues. Such provisions are recorded as write-downs of work-in-process for that portion of the work, which has already been completed, and as provisions for risks for the remainder.

Losses are determined on the basis of estimated results on completion of contracts and regularly updated.

Provisions for financial guarantees corresponding to aircraft sales - Sales contracts for aircraft may stipulate financial guarantees for lease payments, for the residual values of aircraft, for the repayment of the balance of outstanding borrowings and for the financing of the sales of certain aircraft on behalf of the Group. Guarantees may be sole, joint (e.g., with engine manufacturers) or restricted to a ceiling defined in the contract. Provisions are recorded in the case management considers the guarantees likely to be called upon.

Retirement Indemnities – When Group employees retire, they receive indemnities as stipulated in retirement or collective agreements, in accordance with regulations and practices of the countries (principally Germany and France) in which the Group operates.

French law stipulates that employees are paid retirement indemnities on the basis of the length of service. In Germany, retirement indemnities are principally based upon years of service. Certain pension plans are based on salary earned in the last year or on an average of the last three years of employment while others are fixed plans depending on ranking (both salary level and position).

Actuarial assessments are regularly made to determine the amount of the Group's commitments with regard to retirement indemnities. This assessment includes an assumption concerning changes in salaries, retirement ages and long-term interest rates. It comprises all the expenses the Group will be required to pay to meet these commitments.

The resulting obligation is recorded in the balance sheet as a liability. Actuarial gains and losses are deferred and recorded progressively over the remaining service life of employees.

Use of Estimates – The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements – In March 1999, the International Accounting Standards Committee issued International Accounting Standard (IAS) 39, "Financial Instruments: Recognition and Measurement". This Standard is effective for fiscal years beginning on or after January 1, 2001. Under the new standard, the Group will apply hedge accounting for certain foreign currency derivative contracts on qualifying forecasted transactions.

(in millions of €)

For the vast majority of derivative hedging instruments that existed at December 31, 2000, EADS fulfils the qualifying criteria of IAS 39 concerning hedge accounting. Any future fluctuations in foreign currency exchange rates therefore will only be recognized in the balance sheet as a separate component of stockholders' equity, not affecting the consolidated income statement. Accordingly, application of IAS 39 for these existing derivative instruments as well as for new derivative instruments will result in a lower volatility of net profit and loss in future periods.

Up to December 31, 2000, certain of the Group's hedging instruments have been accounted for as macro hedges. In order to achieve the same treatment as for the existing micro hedges, EADS was able to document for most of these instruments that from the date of designation, a hedging relationship existed between each position being hedged and each hedging instrument. EADS presented the existence of the necessary requirements for formal designation of hedging relationships as well as the application of the rules on hedge effectiveness.

The provision established for the mark to market valuation of the derivative financial instruments as of December 31, 2000 will remain in existence until the contractual term of the related financial instruments.

Earnings Per Share – Due to the significant increase in the number of shares in relation with the initial public offering on July 10, 2000 and to the concurrent acquisition of Dasa and CASA, whose revenues and expenses for the period January 1 to June 30, 2000, were not included in the EADS profit and loss statement, earnings per share have not been disclosed for the year 2000 in light of the lack of comparability and relevance of these figures.

NOTE 2. SCOPE OF CONSOLIDATION

Perimeter of consolidation (December 31, 2000) – The consolidated financial statement include, in addition to EADS N.V.:

- 151 companies which are fully consolidated,
- 76 companies which are proportionately consolidated,
- 24 companies, which are investments in associates and are accounted for using the equity method.

The significant subsidiaries, associates, and joint ventures are listed in the appendix entitled "Information on principal investments".

CREATION OF EADS

EADS was created as of July 10, 2000. For accounting purposes, the combination of ASM, Dasa, and CASA was treated as a business combination using the purchase method of accounting. As a result, the balance sheets of Dasa and CASA were revalued to reflect fair market value of acquired assets and liabilities, while the balance sheet of ASM was included in the EADS at historical cost.

FORMATION OF ASM IN 1999

In December 1998, the French State transferred to Aerospatiale (the predecessor to ASM) a 45.76% participation in Dassault Aviation, which designs, develops and produces military aircraft (including the Rafale and the Mirage 2000) and the Falcon business jet family. At the time of delivery of shares in this transaction, Lagardère contributed Matra Hautes Technologies ("MHT") to Aerospatiale. MHT is a global provider of complex space and defence systems and is also active in the fields of telecommunications, information technology and imagery.

The Dassault Aviation Transaction

On December 24, 1998, the French State entered into an agreement to contribute its 45.76% shareholding in Dassault Aviation to Aerospatiale. Pursuant to this agreement, the French State's shareholding in Dassault Aviation was definitely transferred to Aerospatiale on December 30, 1998, in exchange for 9,267,094 new shares of Aerospatiale issued on May 6, 1999.

The MHT Transaction

On March 26, 1999, Lagardère and Aerospatiale entered into an agreement (the "Contribution Agreement") pursuant to which Lagardère contributed to Aerospatiale 100% of the share capital of MHT. In exchange for this contribution Aerospatiale issued 126 959 805 new shares to Lagardère representing 31.45% of Aerospatiale's shares outstanding. In addition, Lagardère purchased, for a price of € 130, additional shares from the French State representing 1.55% of Aerospatiale's shares outstanding, bringing Lagardère's total holding to 33%.

Other significant changes

On May 18, 1999, ASM redistributed to the French State the Thomson-CSF shares it had received on June 22, 1998 in payment for the transfer of its previously spun-off satellite business. The fair value of this distribution, amounting to € 203, was allocated to reserves. With the agreement of the French Direction Générale des Impôts, this distribution fell under the provisions of article 115-2 of the general tax code (CGI), and was tax-free.

In February 1999, ASM transferred to Thomson-CSF its 50% stake in ATEV (which owns 99.71% of Avionique Sextant) for € 340, recording a pre-tax capital gain of € 182.

NOTE 3. REVENUES

Revenues associated with construction contracts accounted for under the percentage-of-completion-method amount to € 2,856 in 2000.

(in millions of €)

NOTE 4. FUNCTIONAL COSTS AND OTHER EXPENSES

Cost of sales and other functional costs include cost of materials as follows:

	Year ended December 31,	
	2000	1999
Cost of raw materials, supplies and resale products	8,759	6,303
Cost of purchased services	3,268	2,161
	12,027	8,464

Selling, administrative and other expenses in 2000 are comprised of selling expenses (€ 567), administration expenses (€ 1,001) and other expenses (€ 576). Other expenses in 2000 comprise losses from sales of fixed assets (€ 49) and additions to other accruals (€ 112).

Personnel expenses are comprised of:

	Year ended December 31,	
	2000	1999
Wages, salaries and social contributions	3,971	2,769
Net periodic pension cost (see Note 15 a)	144	46
	4,115	2,815

The Group's workforce totals 88,879 at December 31, 2000.

NOTE 5. OTHER INCOME

Other income mainly comprises in 2000 of rental income (€ 32) and others (€ 219), in 1999 of gains on sales of property, plant & equipment including the disposal of the investment in Sextant (€ 287).

NOTE 6. FINANCIAL EXPENSES

	Year ended December 31,	
	2000	1999
Income from investments	110	56
Interest expenses	(42)	(96)
Other financial loss	(1,388)	(1,684)
	(1,320)	(1,724)

In 2000, the income from investments mainly includes the equity investments in Dassault Aviation (€ 116), Matra Nortel Holding (€ 35) and Nortel Dasa Network Systems (€ 10), partly offset by Globalstar (€ - 68).

Other financial loss mainly results from mark-to-market revaluation of financial instruments. Additionally, in 1999, the restructuring of the foreign exchange risk management resulted in a € (401) loss.

NOTE 7. INCOME TAXES

Loss before income taxes and minority interests amounted to € (1,144) for the year ended December 31, 2000 (1999: € (974)).
The (expense) benefit for income taxes consists of the following:

	Year ended December 31,	
	2000	**1999**
Current tax expense	(430)	(55)
Deferred tax benefit	694	407
	264	**352**

In 2000, the German government enacted new tax legislation which will reduce the Group's statutory corporate tax rate for its German subsidiaries from 40% on retained earnings and 30% on distributed earnings to a uniform 25%, effective beginning January 1, 2001. Deferred tax assets and liabilities for the Group's German subsidiaries were calculated using the enacted income tax rate of 26.375% (including a solidarity surcharge of 5.5% on the federal corporate tax) plus the after federal tax benefit rate for trade tax of 12.125%. The effects of the tax rate reduction on the year-end 2000 deferred tax assets and liabilities are reflected in the reconciliation presented below.

In France, the corporate tax rate in effect for 2000 was 33 1/3% plus a surcharge of 10%. The French government has established for the years 2001 and 2002 a reduced surcharge of 6% in 2001 and 3% in 2002. Accordingly, deferred tax assets and liabilities for the Group's French subsidiaries were calculated using the enacted tax rate of 36.43% for timing differences expected to reverse in 2001 and 35.43% for timing differences expected to reverse after 2002. The effects of the tax rate reduction on the year-end 2000 deferred tax assets and liabilities are reflected in the reconciliation presented below.

A reconciliation of income taxes in 2000 using the Dutch corporate tax rate of 35% (in 1999: the French corporate tax rate of 40%) to the reported tax benefit is as follows:

	Year ended December 31,	
	2000	1999
Expected benefit for income taxes	**400**	**390**
Effect of changes in tax laws	88	(20)
Foreign tax rate differential	15	0
Goodwill amortization	(123)	(47)
Changes in valuation allowances on deferred taxes	(133)	27
Tax credit for R&D expenses	25	0
Other	(8)	2
Reported tax benefit	**264**	**352**

(in millions of €)

Deferred income tax assets and liabilities are summarized as follows:

	December 31, 2000	December 31, 1999
Intangible assets	20	0
Investments and long-term financial assets	12	0
Inventories	193	20
Prepaid expenses	203	33
Net operating loss and tax credit carryforwards	343	133
Retirement plans	473	0
Other accrued liabilities	1,059	381
Liabilities	743	787
Deferred income	594	307
	3,640	**1,661**
Valuation allowances	(360)	(282)
Deferred tax assets	**3,280**	**1,379**
Property, plant and equipment	975	0
Receivables	259	0
Other	23	16
Deferred tax liabilities	**1,257**	**16**
Deferred tax assets, net	**2,023**	**1,363**

At December 31, 2000, the Group had domestic corporate tax net operating losses ("NOLs") amounting to € 91, foreign NOLs and credit carryforwards amounting to € 791, and foreign trade tax NOLs amounting to € 478. The amount of the Group's deferred tax valuation allowances is based upon management's estimate of the level of deferred tax assets that will be realized. In future periods, depending upon the Group's financial results, management's estimate of the amount of the deferred tax assets considered realizable may change, and hence the valuation allowances may increase or decrease.

Net deferred income tax assets and liabilities in the consolidated balance sheets are as follows:

	December 31, 2000		December 31, 1999	
	Total	thereof non-current	Total	thereof non-current
Deferred tax assets	3,151	2 419	1,379	86
Deferred tax liabilities	(1,128)	(691)	(16)	(16)
Deferred tax assets, net	**2,023**	**1,728**	**1,363**	**70**

An income tax benefit of € 30 relating to the Group's IPO costs was recognized directly as reserves during the year ended December 31, 2000.

NOTE 8. INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT, NET

Intangible assets

Intangible assets principally represent goodwill. Schedules detailing gross and net values of intangible assets are as follows:

	December 31, 2000		
	Gross	**Depreciation or Amortization**	**Net**
Goodwill	8,442	(393)	8,049
Other intangible assets	305	(189)	116
	8,747	**(582)**	**8,165**
Net at December 31, 1999			2,446
Acquisitions			140
Disposals			(13)
Depreciation and amortization			(324)
Changes in consolidation scope and exchange differences			5,916
Net at December 31, 2000			**8,165**

Changes in consolidation scope and exchange differences mainly comprise the respective goodwills of Dasa and CASA.

Property, plant and equipment

Schedules detailing gross and net values of property, plant and equipment show the following:

	December 31, 2000		
	Gross	Depreciation or Amortization	Net
Land, leasehold improvements and buildings including buildings on land owned by others	3,523	(1,038)	2,485
Technical equipment and machinery	3,295	(1,875)	1,420
Other equipment, factory and office equipment	5,279	(1,496)	3,783
Advance payments relating to plant and equipment and construction in progress	443	(11)	432
	12,540	(4,420)	8,120
Net at December 31, 1999			3,428
Acquisitions			816
Disposals			(268)
Depreciation and amortization			(687)
Changes in consolidation scope and exchange differences			4,831
Net at December 31, 2000			8,120

(in millions of €)

Changes in consolidation scope and exchange differences mainly comprise the respective fair values of the fixed assets acquired from Dasa and CASA.

Leased aircraft classified as operating leases are included in the position "Other equipment, factory and office equipment".

Property, plant and equipment include buildings, technical equipment and other equipment capitalized under finance lease agreements of € 195 (1999: € 198).

The equipment leased out in operating leases amounts to € 2 816, thereof an amount of € 610 is financed under finance lease-in contracts. Also included in these positions are aircraft sold with residual value guarantees which do not qualify as sales.

Non-cancellable future lease payments due from customers for equipment on operating leases at December 31, 2000 are as follows:

2001	195
2002	191
2003	190
2004	153
2005	130
thereafter	279

NOTE 9. INVESTMENTS AND LONG-TERM FINANCIAL ASSETS

Included in this amount are investments in associated companies of € 1,318. The Group's investments in associates mainly relate to the 45.76% interest in Dassault Aviation, to the 42% interest in Nortel Dasa Network Systems and to the 45% interest in Matra Nortel Communications. A list of the investments in associates is included in Appendix "Information on principal investments". All significant investments in associates have been accounted for using the equity method.

The components of investment in finance leases are as follows:

	At December 31, 2000
Minimum lease payments	921
Unguaranteed residual value	121
Unearned finance income	(312)
	730

Future lease payments to be received under finance leases:

2001	93
2002	109
2003	104
2004	100
2005	120
thereafter	395

NOTE 10. INVENTORIES

	At December 31,	
	2000	1999
Raw materials and manufacturing supplies	749	406
Work in progress	5,045	2,661
Finished goods, parts and products held for resale	2,027	1,289
Advance payments to suppliers	1,125	711
	8,946	5,067
Less: Advance payments received	(6,865)	(4,925)
	2,081	142

NOTE 11. TRADE RECEIVABLES

	At December 31,	
	2000	1999
Receivables from sales of goods and services	4,494	3,165
Allowance for doubtful accounts	(376)	(250)
	4,118	2,915

As of December 31, 2000, € 940 of the trade receivables mature after more than one year.

NOTE 12. OTHER RECEIVABLES AND OTHER ASSETS

Other receivables and other assets include an amount of € 771 corresponding to the remaining capitalized settlement payment to the German Government with respect to refundable advances which is amortized through the income statement at the delivery pace of the corresponding planes. They further comprise receivables from affiliated companies (€ 183) and receivables from related companies (€ 398), net of allowance (€ - 25).
As of December 31, 2000, € 681 of other receivables and other assets mature after more than one year.

NOTE 13. SECURITIES

The securities (€ 4,682) comprise mainly "Available-for-Sales Securities" (€ 4,655).

NOTE 14. STOCKHOLDERS' EQUITY

The issued share capital of the Group consists of 807,157,667 shares as at December 31, 2000. The authorized share capital consists of 3,000,000,000 shares. The shares have a par value of € 1.00.

(in millions of €)

NOTE 15. PROVISIONS

	At December 31, 2000	1999
Retirement plans (see Note 15 a) and similar obligations	2,986	468
Other provisions (see Note 15 b)	5,698	1,931
	8,684	**2,399**

€ 2,836 of retirement plans and similar obligations and € 2,894 of other provisions have a maturity of more than 1 year.

Development of provisions	**Total**
as of 12/31/1999	2,399
Change in consolidation scope	4,720
Additions/Utilization	1,565
as of 12/31/2000	**8,684**

a) Retirement plans

When Group employees retire, they receive indemnities as stipulated in retirement agreements, in accordance with regulations and practices of the countries (principally France and Germany) in which the Group operates. French law stipulates that employees are paid retirement indemnities on the basis of the length of service. In Germany, retirement indemnities are paid on the basis of salaries and seniority.

The following provides information with respect to the Group's pension liabilities.

	At December 31, 2000	1999
Change in defined benefit obligations:		
Defined benefit obligations at beginning of year	589	521
Service cost	55	21
Interest cost	114	25
Plan amendments	2	0
Actuarial (gains) losses	(10)	6
Acquisitions and other	2,845	34
Benefits paid	(83)	(18)
Defined benefit obligations at end of year	3,512	589
Change in plan assets:		
Fair value of plan assets at beginning of year	0	0
Actual return on plan assets	29	0
Contributions	19	0
Acquisitions and other	653	0
Benefits paid	(19)	0
Fair value of plan assets at end of year	682	0

In 1999, ASM did not have any plan assets.

A reconciliation of the funded status to the amounts recognized in the consolidated balance sheets is as follows:

	At December 31,	
	2000	1999
Funded status [1]	2,830	589
Unrecognized actuarial net gains (losses)	129	(121)
Net amount recognized	2,959	468

[1] Difference between the defined benefit obligations and the fair value of plan assets.

The weighted-average assumptions used in calculating the actuarial values of the retirement plans were as follows:

Assumptions as of December 31:	2000 %	1999 %
Discount rate	5.0 - 6.0	5.0
Rate of compensation increase	1.5 - 2.5	3.0
Inflation rate	2.0 - 2.5	1.2

The components of the net periodic pension cost were as follows:

	2000	1999
Service cost	55	21
Interest cost	114	25
Expected return on plan assets	(25)	0
Net periodic pension cost	**144**	**46**

b) Other provisions

Other provisions consisted of the following:

	At December 31,	
	2000	1999
Aircraft financial risks	981	352
Services to be supplied	918	266
Contract losses	338	168
Warranties	263	228
Other risks and charges	3,198	917
	5,698	1,931

Other risks and charges include provisions for mark-to-market financial instruments and provisions for restructuring. They comprise certain employee termination benefits and costs which are directly associated with reductions in capacities.

(in millions of €)

NOTE 16. FINANCIAL LIABILITIES

Financial liabilities include bonds (€ 869; thereof € 599 mature after more than one year), liabilities to financial institutions (€ 1,826; thereof € 1,447 mature after more than one year of which € 1,031 are due in more than five years), liabilities to affiliated companies (€ 182), loans (€ 1,052; thereof € 955 mature after more than one year of which € 713 are due in more than five years), liabilities from finance leases (€ 1,636; thereof € 1,561 mature after more than one year of which € 1,150 are due in more than five years) and treasury notes, notes payable and other (€ 214 that all mature after more than one year). As of December 31, 2000, € 1 002 of financial liabilities are due within one year (1999: € 553).

Aggregate amounts of financial liabilities maturing during the next five years and thereafter are as follows:

	2001	2002	2003	2004	2005	there-after
Financial liabilities	1,002	710	438	250	269	3,110

NOTE 17. TRADE AND OTHER LIABILITIES

	At December 31,	
	2000	1999
Trade liabilities	4,268	2,439
Other liabilities	8,200	3,947
	12,468	6,386

In the trade liabilities as of December 31, 2000, € 202 mature after more than one year. Included in "other liabilities" are € 1,136 maturing after more than five years.

At December 31, 2000, other liabilities mainly comprise advance payments of € 3,811, as well as refundable advances of € 2,088. They also include further liabilities to related parties (€ 103) and to affiliated parties (€ 39).

NOTE 18. LITIGATION AND CLAIMS

Various legal actions, governmental investigations, proceedings and other claims are pending or may be instituted or asserted in the future against the Group. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of some of these matters may require the Group to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. The term "reasonably possible" is used herein to mean that the chance of a future transaction or event occurring is more than remote but less than likely. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for the particular reporting period in which an adjustment of the estimated reserve is recorded, the Group believes that any resulting adjustment should not materially affect its consolidated financial position.

NOTE 19. COMMITMENTS AND CONTINGENCIES

At December 31, 2000, in connection with EADS's participation in the Airbus and ATR consortia, EADS was contingently liable related to the consortia's irrevocable financing commitments in respect of aircraft on order, including options, for delivery in the future. In addition, EADS was also contingently liable related to credit guarantees and participations in financing receivables of the consortia under certain customer finance programs. When entering into such customer financing commitments, the consortia have generally established a secured position in the aircraft being financed. The consortia and EADS believe that the estimated fair value of the aircraft securing such commitments would substantially offset any potential losses from the commitments. Based on experience, the probability of material losses from such customer financing commitments is considered remote.

EADS's obligations under the foregoing financing commitments of the consortia are joint and several with its partner in the consortium. In the event that Airbus or ATR, despite the underlying collateral, should be unable to honor its obligations, each consortium partner would be jointly and severally liable to third parties without limitation. Between the consortium partners, the liability is limited to each partner's proportionate share in Airbus or ATR.

Commitments (€ 299; 1999: € 283) include contingent liabilities principally representing guarantees of indebtedness, contractual guarantees and commitments as to contractual performances.
In addition, the Group has granted some European governments performance bonds in connection with orders.

Operating lease commitments

Future lease payments under rental and lease agreements which have initial or remaining terms in excess of one year at December 31, 2000 are as follows:

	Operating leases
2001	301
2002	309
2003	273
2004	278
2005	271
thereafter	2,107

The majority of the operating lease commitments is due to aircraft headlease activities with corresponding sublease activities.

As of December 31, 2000, purchase of tangible and intangible assets commitments amounts to € 48.

NOTE 20. INFORMATION ABOUT FINANCIAL INSTRUMENTS

a) Use of financial instruments

Exchange rate risks – EADS' revenues are mainly denominated in US dollars, whereas the major portion of its costs are incurred in euros. Consequently, to the extent that EADS does not use financial instruments to cover its exchange rate exposure from the time of a customer order of equipment to the time of its delivery, its profits will be affected by changes in the euro-US dollar exchange rate. As the Group intends to generate profits only from

(in millions of €)

its operations and not through speculation on exchange rate movements, EADS uses hedging strategies to manage and minimize the impact of exchange rate fluctuations on these profits. EADS' foreign exchange hedge position at inception was the result of the combination of the outstanding hedging portfolio of ASM, Dasa and CASA.

EADS manages a long-term hedging portfolio with a maturity of several years covering US dollar receivables, mainly from the activities of Airbus. EADS hedges its net US dollar exposure, primarily using currency forwards and option contracts. The main currency strategy in place as of December 31, 2000 uses synthetic forwards, which are a combination of purchases of US dollar puts and sales of US dollar calls, each with the same notional amount and maturity.

EADS endeavours to hedge the majority of its firm exposure, as soon as firm commitments are recognized but with a decreasing hedging proportion according to time. The coverage ratio may be adjusted to take into account macroeconomic movements affecting the spot and interest rates, as applicable.

Interest rate risk – The Group uses several types of instruments to manage interest rate risk and thus to minimize its financial expenses and achieve a better balance between fixed and variable rate debt.

Hedging instruments that are specifically designated to debt instruments have at the maximum the same nominal amounts as well as the same maturity dates compared to the hedged item, with the exception of a few residual positions with non-material positive mark-to-market effects.

b) Notional amounts and credit risk

The contract or notional amounts of derivative financial instruments shown below do not always represent amounts exchanged by the parties and, thus, are not necessarily a measure for the exposure of the Group through its use of derivatives.

The notional amounts of derivative financial instruments are as follows:

	At December 31,	
	2000	1999
Exchange rate (in USD)		
Net forward sales contracts	16,705	3,176
Purchase of firm put options	4,807	4,817
Purchase of puts spread	3,065	3,065
Sale of call options (in 1999: with or without knock-out options), net	9,236	11,208
Interest rate (in EUR)		
Rate swap	963	717
CAP purchases	144	85
CAP sales	90	0
Floor purchases	15	0
Floor sales	69	48

EADS may be exposed to credit-related losses to the extent of non-performance by counterparts to financial instruments. EADS has, however, set up a credit line system, where every authorized counterpart (chosen among international financial institutions and corporations) is granted a ceiling for outstanding market transactions. The ceilings are based on the ratings given by established rating agencies and on the equity and profit figures of each counterpart. Exposure with respect to credit lines is regularly checked by the relevant control officers. Due to the quality of the selected counterparts, EADS believes that the overall credit risk related to financial instruments is very low.

c) Fair value of financial instruments

The fair value of a financial instrument is the price at which one party would assume the rights and/or duties of another party. Fair values of financial instruments have been determined with reference to available market information at the balance sheet date and the valuation methodologies discussed below. Considering the variability of their value-determining factors, the fair values presented herein may not be indicative of the amounts that the Group could realize in a current market exchange.

The carrying amounts and fair values of the Group's financial instruments are as follows:

	At December 31, 2000		At December 31, 1999	
	Carrying amount	Fair value	Carrying amount	Fair value
Balance Sheet Treasury Instruments				
Assets:				
Financial assets	4,609	4,609	2,401	2,401
Securities	4,682	4,682	1,574	1,574
Cash and cash equivalents	3,240	3,240	759	759
Liabilities:				
Financial liabilities	5,779	5,779	3,681	3,681
Derivative Financial Instruments				
Currency contracts	- 1,746	- 2,352	- 1,275	- 1,275
Interest contracts	0	0	15	15

Financial Liabilities – Fair values are based on estimates using various valuations techniques, such as present value of future cash flows. However, methods and assumptions followed to disclose data presented herein are inherently judgmental and involve various limitations, including the following:

- fair values presented do not take into consideration the effects of future interest rate and currency fluctuations,
- estimates as of December 31, 2000 and 1999 are not necessarily indicative of the amounts that the Company would record upon further disposal/termination of the financial instruments.

The methodologies used are as follows:

• Short-term investments, cash, short-term loans, suppliers
The carrying amounts reflected in the annual accounts are reasonable estimates of fair value because of the relatively short period of time between the origination of the instruments and its expected realization.

• Long-term debt; short-term debt
There is no fair value computation.

Currency Contracts – The fair value of these instruments is the estimated amount that the Company would receive or pay to settle the related agreements as of December 31, 2000 and 1999.

NOTE 21. SEGMENT REPORTING

The Group operates in 5 divisions; a description of the products and services, from which each segment derives its revenues, follows:

- **Airbus** – Development, manufacturing, marketing and sale of commercial jet aircraft of more than 100 seats.
- **Military Transport** – Development, manufacturing, marketing and sale of light and medium military transport aircraft and special mission aircraft.
- **Aeronautics** – Development, manufacturing, marketing and sale of civil and military helicopters, military combat and trainer aircraft, regional turboprop aircraft and light commercial aircraft; and civil and military aircraft conversion and maintenance services.
- **Space** – Development, manufacturing, marketing and sale of satellites, orbital infrastructures and launchers; and provision of launch services.
- **Defence and Civil systems** – Development, manufacturing, marketing and sale of missiles systems; and provision of defence electronics, military and commercial telecommunications solutions; and logistics, training, testing, engineering and other related services.

The Group measures the performance of its operating segments through EBIT pre goodwill amortization and exceptional items on the same basis as described in the summary of significant accounting policies. Segment EBIT is defined as income before financial income and income taxes included in the consolidated statement of income, modified to exclude goodwill amortization and exceptional items and to include income from investments.

Revenues are allocated to countries based on the location of the customer. Segment assets are allocated based on the location of the respective units. Capital expenditures represent the purchase of property, plant and equipment.

Information with respect to the Group's industry segments follows:

	Airbus	Military Transport	Aero-nautics	Space	Defence and Civil Systems	HQ/ Elimin.	Conso-lidated
2000							
Total revenues	11,398	249	4,254	2,183	2,463	(1,120)	19,427
Share of net profit of associates	0	0	0	(1)	45	48	92
EBIT pre goodwill amortization/ exceptional	1,173	(28)	238	64	(79)	(230)	1,138
Identifiable segment assets	18,042	435	5,492	2,365	3,263	11,847	41,444
Investments in equity method associates	0	0	0	29	125	1,164	1,318
Segment total liabilities	19,094	269	5,176	1,951	2,983	1,500	30,973
Capital expenditures	378	35	247	94	78	47	879
Depreciation and amortization	388	12	149	116	79	377	1,121
1999							
Total revenues	6,194	0	2,834	1,499	2,090	(381)	12,236
EBIT pre goodwill amortization/ exceptional	559	0	106	11	38	219	933
Identifiable segment assets	5,822	0	4,200	901	1,710	4,297	16,930

Depreciation and amortization for 1999 amount to € 523.

Intercompany sales are principally realized on an arm's length basis and are mainly between Aeronautics and Airbus.

A reconciliation of income before financial income and income taxes to EBIT pre goodwill amortization and exceptional items follows:

	2000	1999
Income before financial income, income taxes and minority interests	176	750
Goodwill amortization and exceptional items	852	127
Income from investments	110	56
EBIT pre goodwill and exceptional items	1,138	933

The revenues in 2000 according to destination are mainly realized in Europe (10,275), thereof 2,778 in Germany and 2,735 in France. North America contributes 5,339, Latin America 798 to the revenues.

(in millions of €)

NOTE 22. STOCK-BASED COMPENSATION

Stock Option Plan

The Board of Directors of EADS approved the establishment of a stock option plan for the 11 members of the Executive Committee and senior managers of the Group. Stock options for the purchase of 5,214,884 EADS shares were granted on July 8, 2000 of which 720,000 were granted to the members of the Executive Committee. Approximately 850 employees of the Group were granted options, which are only exercisable after a vesting period. The vesting period amounts to two years and four weeks from the date of granting with respect to 50% of the options and three years for the remaining options. The options expire ten years after their grant.

The exercise price is equal to 110% of the price to institutional investors in the global offering (€ 19). The options may not be exercised during the period of three weeks before either the annual general meeting or the announcement of annual or semi-annual results or quarterly figures.

On October 20, 2000, the board of directors granted an additional 350 000 options to employees with an exercise price of € 20.90 (102.53% of the market price of the Group's ordinary shares on the date of grant).

The following table summarizes stock option plan activity for the year ended December 31, 2000:

	Number of Options
Granted	5,564,884
Exercised	-
Forfeited	(189,484)
Balance at December 31, 2000	**5,375,400**

No compensation expense was recognized in 2000 in connection with the Group's stock option grants.

Employee Stock Ownership Plans

In connection with the initial public offering, EADS established an employee share ownership plan under two types of formulae: ESOP Classic and ESOP Plus. Under the terms of ESOP Classic, eligible employees were able to purchase previously unissued shares at a 15% discount from the initial public offering retail price of € 18. During a vesting period (of 18 months, 3 years, 5 years or 6 years), employees are restricted from selling the shares, but receive all dividends paid on each share and have the ability to vote at the annual shareholder meeting. EADS sold 2,500,505 ordinary shares under the ESOP Classic formula. No compensation expense was recognized in 2000 in connection with the ESOP Classic.

Under the terms of ESOP Plus, employees were able to invest in a Mutual Fund managed by a third party bank. Concurrently with this contribution, the bank financed an additional contribution under a swap contract (equivalent to 9 times the employee contribution). The total amount was used by the Mutual funds to purchase previously unissued shares from EADS at a 15% discount from the initial public offering retail price. The purchased shares are held in Mutual Funds, employees owning mutual fund shares. All dividends are retained by the bank. A Supervisory Board represents the fund at the annual shareholder meeting.

At the end of the lock-up period of five years, employees receive their initial investment and a portion of gains from the appreciation of EADS shares in excess to the initial public offering price. ESOP Plus Mutual Funds subscribed to 9,268,754 ordinary shares of EADS. Compensation expense of € 2.5 was recognized in 2000 in connection with ESOP Plus.

NOTE 23. RELATED PARTY TRANSACTIONS

Related parties – The Group has entered into various transactions with related companies in 2000 that have all been carried out in the normal course of business at arm's length. Transactions with related parties include the French State, DaimlerChrysler, Lagardère, and SEPI (Spanish State). Except for the transactions with the French State the transactions are not considered material to the Group either individually or in the aggregate. The transactions with the French State include mainly sales from the Aeronautic, Defence, and Space divisions.

Remuneration – The remuneration of statutory directors and pensions of/ other contributions to retired statutory directors amount to € 2.41 (1999: € 1.59). Additionally exist accruals for pension obligations of € 1.52. The remuneration of supervisory directors and pension of/ other contributions to retired supervisory directors amount to € 0.16 (1999: € 0.14).

The above remuneration does not include any amounts for the value of options to subscribe for the ordinary shares in the company granted to or held by the statutory directors nor the supervisory directors. Reference is made to note 22 of the financial statements.

The company has not provided any loans to/ advances to/ guarantees on behalf of (retired) statutory directors or supervisory directors.

LIST OF THE CONSOLIDATED COMPANIES

	1999	2000	Company	Head office
AIRBUS				
Addition		F	EADS Airbus S.A.S	Toulouse (France)
	F	F	EADS Airbus S.A.	Toulouse (France)
Addition		F	EADS CASA S.A. (Unit: EADS CASA AIRBUS)	Madrid (Spain)
	P	F	SATIC G.I.E.	Colomiers (France)
	E	F	Airbus Finance Company Holdings BV	Amsterdam (Netherlands)
	E	F	Airbus Finance Company	Dublin (Ireland)
Addition		F	EADS Airbus GmbH	Hamburg (Germany)
Addition		F	KID-Systeme GmbH	Buxtehude (Germany)
Addition		F	Aircabin GmbH	Laupheim (Germany)
Addition		F	DEX Beteiligungs- und Verwaltungs GmbH	Ottobrunn (Germany)
Addition		F	ZDW Beteiligungs- und Verwaltungs GmbH	Munich (Germany)
Addition		F	EADS Airbus Beteiligungs GmbH	Ottobrunn (Germany)
	P	P	Airbus Industrie G.I.E.	Blagnac (France)
	P	P	AVSA SARL	Blagnac (France)
	P	P	AI Participations S.A.R.L.	Blagnac (France)
	P	P	Société Commerciale A-300 S.A.SOCA	Blagnac (France)
	P	P	Airbus Simulators Services S.N.C. (ASS)	Blagnac (France)
	P	P	Airbus Transport International S.N.C. (ATI)	Blagnac (France)
	P	P	Airbus Military Company S.A.S.	Toulouse (France)
	P	P	Groupemente Immobilier Aéronautique S.A. (GIA)	France
	P	P	Airbus Mauritius limited	Mauritius
	E	E	Alexandra Bail G.I.E	France
	P	P	Airbus China limited	Hong-Kong
	P	P	Aircelle S.A.S	France
	P	P	Airbus Ré S.A.	Luxemburg
	P	P	AVSA Canada Inc	Canada
	P	P	Airbus North American Holdings Inc. (AINA)	U.S.A.
	P	P	Airbus Service Company Inc. (ASCO)	U.S.A.
	P	P	AI leasing Inc.	U.S.A.
	P	P	Norbus	U.S.A.
	P	P	AINA Inc.	U.S.A.
	P	P	128829 Canada Inc.	Canada
	P	P	Airbus industrie B.V.	Netherlands
	P	P	Airbus Industrie Financial Service Holdings B.V. (AIFS)	Netherlands
	P	P	Airbus Industrie Financial Service Holdings ltd.(AIFS)	Ireland
	P	P	Airbus Industrie Financial Service ltd. (AIFS)	Ireland
	P	P	AIFS (Cayman) ltd.	Cayman Isle

(continuation)	1999	2000	Company	Head office
	P	P	AIFS Cayman Liquidity ltd.	Cayman Isle
	P	P	A 320 Financing limited	Ireland
	P	P	AIFI LLC	Isle Of Man
Disposal	P		Frusco limited	Ireland
Disposal	P		Shadyac Limited	Ireland

Additionally are consolidated 30 SPCs.

DEFENCE & CIVIL SYSTEMS

Addition		F	EADS Deutschland GmbH – Verkehrsleittechnik TB 67	Unterschleißheim (Germany)
Addition		F	FmElo Elektronik- und Luftfahrtgeräte GmbH	Ulm (Germany)
Addition		F	Hagenuk Marinekommunikation GmbH	Flintbek (Germany)
Addition		F	EUROBRIDGE Mobile Brücken GmbH	Friedrichshafen (Germany)
Addition		F	EADS Deutschland GmbH – Verteidigung und Zivile Systeme	Unterschleißheim (Germany)
Addition		F	EADS Deutschland GmbH – Verteidigung und Zivile Systeme	Ulm (Germany)
Addition		F	Dornier Verteidigung und Zivile Systeme	Friedrichshafen (Germany)
Addition		F	EADS Funkkommunikation GmbH	Ulm (Germany)
Addition		F	Ewiation GmbH	Ulm (Germany)
Addition		E	Nortel Networks Germany GmbH & Co KG	Friedrichshafen (Germany)
Addition		F	EADS Services + Telecom S.A.	Boulogne (France)
	F	F	Aerospatiale Matra Test & Services S.A.	Velizy (France)
	F	F	Matra Systemes & Information	Velizy (France)
	F	F	APIC	Aiceuil (France)
	F	F	Matra Global Netservices	Boulogne (France)
	F	F	MATRAnet	Velizy (France)
Addition		F	MATRAnet Inc.	Redwood shores, CA (USA)
	F	F	M.C.N. SAT HOLDING	Velizy (France)
	F	F	MULTICOMS	Sèvres (France)
	F	F	Matra Communication USA Inc.	Dallas, Texas (USA)
	F	F	Intecom Inc.	Dallas, Texas (USA)
Addition		F	Pyderion Contact Technologies Inc.	Saint-Laurent (Quebec-Canada)
	F	F	G 2 I	Velizy (France)
	F	F	M.P. 13	Paris (France)
	F	F	EADS Matra Datavision S.A.	Paris (France)
	F	F	EADS Matra Datavision International	Les Ulis (France)
	F	F	EADS Matra Datavision Ltd	Coventry (UK)
	F	F	EADS Matra Datavision AG	Danges (Suisse)
	F	F	EADS Matra Datavision Benelux	Brussels (Belgium)
	F	F	EADS Matra Datavision Asia Pacific	Wanchai (Hong Kong)
	F	F	EADS Matra Datavision B.V.	Leiden (Netherlands)
	F	F	EADS Matra Datavision GmbH	Munich (Germany)
	F	F	EADS Matra Datavision Iberia	Madrid (Spain)

(continuation)	1999	2000	Company	Head office
	F	F	EADS Matra Datavision Inc.	Andover (USA)
	F	F	EADS Matra Datavision Kk	Tokyo (Japan)
	F	F	EADS Matra Datavision SpA	Turin (Italy)
Addition		F	Open Cas Cade SA	Paris (France)
	F	F	Matra Nortel Holding (MNH)	Paris (France)
	P	E	Matra Nortel Communications SAS	Bois d Arcy (France)
	P	E	Matra Communication EGT N.V	Bruxelles (Belgique)
Disposal	P		MNC Distribution Europe	Quimper (France)
	P	E	MNCD Paris Ile-de-France	Malakoff (France)
Disposal	P		MNCD Nord-Ouest	La Madeleine (France)
Disposal	P		MNCD Centre-Est	Bron (France)
Disposal	P		MNCD Sud	Toulouse (France)
	P	E	Matra Communication Cellular Terminals	Ulm (Germany)
	P	E	Matra Communication SPA	Milan (Italy)
	P	E	Matra Communication Business Systems GmbH	Francfort (Germany)
	P	E	Matra Communication Danemark	Brondy (Denmark)
	P	E	Matra de Comunicaciones Espana	Madrid (Spain)
Disposal	F		Matra Hautes Technologies	Paris (France)
Disposal	E		CMC	Montigny (France)
Disposal	F		Sofrimat 5	Les Ulis (France)
Disposal	E		Office General de l'Air (OGA)	Paris (France)
Disposal	E		Sofema	Paris (France)
	F	F	Matra Defense	Velizy (France)
	F.	F	Matra Holding GmbH	Frankfurt (Germany)
	F	F	Matra Aerospace Inc. (M.A.I.)	Frederick Maryland (USA)
	F	F	Fairchild Controls Corporation	Frederick Maryland (USA)
	F	F	Germantown Holding Company	Frederick Maryland (USA)
	F	F	Manhattan Beach Holdings Co.	Frederick Maryland (USA)
	P	P	Matra BAe Dynamics SAS	Velizy (France)
	P	P	Matra BAe Dynamics Management	Paris (France)
	p	P	ALKAN	Valenton (France)
	P	P	Matra BAe Dynamics France	Velizy (France)
	P	P	Matra Bae Dynamics UK Ltd.	Stevenage, Herts (UK)
	P	P	Matra Electronique	Paris (France)
	E	E	Bodenseewerk Gerätetechnik (B.G.T.)	Überlingen (Germany)
	F	F	Aerospatiale Matra Missiles	Chatillon sur Bagneux (France)
	P	P	Celerg	Le Plessis-Robinson (France)
	P	P	Celerg international	Le Plessis-Robinson (France)
	P	P	International de systemes propulsifs	Paris (France)
Disposal	P		GIE Euromissile	Fontenay-aux-Roses (France)
Addition	E	F	LFK – Lenkflugkörpersysteme GmbH	Unterschleißheim (Germany)

EADS
European Aeronautic Defence and Space Company

(continuation)	1999	2000	Company	Head office
Addition		F	TDW- Ges. für verteidigungstechnische Wirksysteme GmbH	Schrobenhausen (Germany)
Addition		F	EADS Deutschland GmbH – VA (Restaktivitäten)	Unterschleißheim (Germany)
Addition		F	TAURUS Systems GmbH	Schrobenhausen (Germany)
Addition		P	Bayern-Chemie Gesellschaft für flugchemische Antriebe mbH	Aschau/Inn
Addition		P	Propulsion Tactique S.A.	La Ferte Saint Aubin (France)
Addition		P	TDA – Armements S.A.S.	La Ferte Saint Aubin (France)
Addition		P	Forges de Zeebrugge S.A.	Herstal-Liege (Belgium)
Addition		F	EADS Defence & Security Networks (EDSN)	Bois d'Arcy (France)
	P	F	Matra Radio Systems	Madrid (Spain)
	P	F	AEG Mobile Communication	Ulm (Germany)
	P	F	Matra Communications Mexico	Mexico city (Mexico)
SPACE				
Addition		F	Amanthea Holding B.V.	(Netherlands)
	P	P	MMS Space Holdings N.V.	The Hague (Netherlands)
Addition		F	EADS Dornier Raumfahrt Holding GmbH	Munich (Germany)
Addition		E	Loral Dasa Globalstar L.P.	New York (USA)
	P	P	ASTRIUM N.V.	The Hague (Netherlands)
Addition		P	ASTRIUM GmbH	Friedrichshafen(Germany)
Addition		P	ASTRIUM Ltd.	Huffordshire (Great Britain)
	P	P	ASTRIUM SAS	Velizy (France)
Addition		F	EADS CASA S.A. (Unit: EADS CASA Space)	Madrid (Spain)
Addition		F	EADS Deutschland GmbH – Space Services	Munich (Germany)
Addition		F	Global Dasa LLC	New York (USA)
Addition		E	Nahuelsat S.A.	Buenos Aires (Argentina)
	F	F	EADS Launch Vehicles	Paris (France)
Disposal	P		Matra Space Systems Participations BV	The Hague (Netherlands)
Disposal	E		Spot Image	Toulouse (France)
	F		Sodern	Limeil-Brevannes (France)
MILITARY TRANSPORT AIRCRAFT				
Addition		F	EADS CASA S.A. (Unit: EADS CASA Military Transport Aircraft)	Madrid (Spain)
AERONAUTICS				
Addition		F	Elbe Flugzeugwerke GmbH	Dresden (Germany)
	F	F	EADS Sogerma S.A.	Mérignac (France)
	F	F	EADS Seca S.A.	Le Bourget (France)
	F	F	Barfield B.C.	Miami, Florida (USA)
	F	F	EADS Revima S.A.	Tremblay en France (France)
	F	F	Composites Aquitaine S.A.	Salaunes (France)
	F	F	Maroc Aviation S.A.	Casablanca (Morocco)

(continuation)	1999	2000	Company	Head office
	F	F	Noise Reduction Engineering B.C.	Washington D.C. (USA)
Addition		F	Aerobail GIE	Paris (France)
Addition		F	EADS Aeroframe services LLC	Lake Charles, Louisiana (USA)
	F	F	Eurocopter Holding S.A.	Paris (France)
	F	F	Eurocopter S.A.	Marignane (France)
	F	F	Eurocopter Deutschland GmbH	Munich (Germany)
	F	F	American Eurocopter Corp.	Dallas, Texas (USA)
	F	F	Eurocopter Canada Ltd.	Ontario (Canada)
	F	F	Eurocopter South East Asia	Singapore
	F	F	Helibras - Helicopteros do Brasil S.A.	Itajuba (Brazil)
	F	F	EADS Socata S.A.	Le Bourget (France)
Addition		F	EADS Deutschland GmbH – Military Aircraft	Munich (Germany)
Addition		F	Dornier Flugzeugwerft GmbH	Manching (Germany)
Addition		F	EADS CASA S.A. (Unit: EADS CASA Military Aircraft)	Madrid (Spain)
	F	F	EADS ATR S.A.	Toulouse (France)
	P	P	ATR GIE	Toulouse (France)

Additionally are consolidated 49 SPCs.

HEADQUARTERS				
	F	F	EADS France	Paris (France)
Addition		F	EADS Deutschland GmbH – Zentrale	Munich (Germany)
Addition		F	EADS Deutschland GmbH, LO - Liegenschaften OTN	Munich (Germany)
Addition		F	EADS Deutschland GmbH, FO - Forschung	Munich (Germany)
Addition		F	EADS Raumfahrt Beteiligungs GmbH	Ottobrunn (Germany)
Addition		F	DADC Luft- und Raumfahrt Beteiligungs AG	Munich (Germany)
Addition		F	Dornier Zentrale	Friedrichshafen (Germany)
Addition		F	EADS CASA S.A. (Headquarters)	Madrid (Spain)
	P	E	Dassault Aviation	Paris (France)
	P	E	Dassault International France	Vaucresson (France)
	P	E	Dassault Falcon Jet and subsidiaries	Teterboro NJ (USA)
	P	E	Sogitec Industries	Suresnes (France)
	P	E	Dassault Falcon Service	
	P	E	IPS	
	E	E	Dassault Aero Service	
	E	E	Dassault Assurances Courtage	
	E	E	Dassault International Inc	Paramus NJ (USA)
	E	E	Société Toulouse Colomiers	
Addition		E	Fairchild Dornier Luftfahrt Beteiligungs GmbH	Oberpfaffenhofen (Germany)
	F	F	S.C.I. Matra Toulouse	Toulouse (France)

F: Fully consolidated - P: Proportionate - E: Equity method

EADS
European Aeronautic Defence and Space Company

QUOTA OF THE MOST IMPORTANT INVESTMENTS

	1999	2000	%	Company	Head office
	F	F	100.0	EADS Airbus S.A.	Toulouse (France)
	F	F	100.0	EADS France	Paris (France)
Addition		F	100.0	EADS Deutschland GmbH	Munich (Germany)
Addition		F	100.0	EADS CASA S.A.	Madrid (Spain)
Addition		F	100.0	EADS Airbus GmbH	Hamburg (Germany)
	F	F	100.0	Eurocopter Holding S.A.	Paris (France)
	F	F	100.0	Eurocopter S.A.	Marignane (France)
	F	F	100.0	Eurocopter Deutschland GmbH	Munich (Germany)
	F	F	100.0	Aerospatiale Matra Missiles	Chatillon sur Bagneux (France)
	F	F	100.0	EADS Launch Vehicles	Paris (France)
	P	F	100.0	SATIC G.I.E.	Colomiers (France)
Addition		F	100.0	KID-Systeme GmbH	Buxtehude (Germany)
Addition		F	100.0	Aircabin GmbH	Laupheim (Germany)
Addition		F	100.0	Elbe Flugzeugwerke GmbH	Dresden (Germany)
	F	F	100.0	EADS Sogerma S.A.	Mérignac (France)
	F	F	100.0	EADS Socata S.A.	Le Bourget (France)
	F	F	100.0	EADS ATR S.A.	Toulouse (France)
	E	F	80.0	Airbus Finance Company Holdings BV	Amsterdam (Netherlands)
Addition		F	75.0	DADC Luft- und Raumfahrt Beteiligungs AG	Munich (Germany)
Addition	E	F	74.3	LFK – Lenkflugkörpersysteme GmbH	Unterschleißheim (Germany)
Addition		F	55.0	EADS Defence & Security Networks (EDSN)	Bois d'Arcy (France)
Addition		F	43.8	Dornier GmbH	Friedrichshafen (Germany)
	P	P	80.0	Airbus Industrie G.I.E.	Blagnac (France)
	P	P	75.0	ASTRIUM N.V.	The Hague (Netherlands)
	P	P	50.0	Matra BAe Dynamics SAS	Velizy (France)
	P	P	50.0	MMS Space Holdings N.V.	The Hague (Netherlands)
	P	P	50.0	ATR GIE	Toulouse (France)
	E	E	45.8	Dassault Aviation	Paris (France)
	P	E	45.0	Matra Nortel Communications SAS	Bois d Arcy (France)
Addition		E	42.0	Nortel Networks Germany GmbH & Co KG	Friedrichshafen (Germany)

F: Fully consolidated - P: Proportionate - E: Equity method

EADS N.V. STATUTORY FINANCIAL STATEMENTS
(in millions of €)

BALANCE SHEET

	Note	At December 31, 2000	1999
ASSETS			
Intangible assets	3	5,695	-
Financial assets	3	3,130	-
Fixed assets		**8,825**	-
Receivables and other assets	4	254	-
Securities	5	2,482	-
Cash and cash equivalents		2,081	-
Non-fixed assets		**4,817**	-
Deferred taxes		**32**	-
Total assets		**13,674**	
LIABILITIES AND STOCKHOLDERS'EQUITY			
Capital stock		807	-
Other reserves		9,443	-
Stockholders'equity	6	**10,250**	-
Other liabilities	7	3,424	-
Liabilities		**3,424**	-
Total liabilities and stockholders'equity		13,674	

STATEMENTS OF INCOME

	Note	2000	1999
Income from investments		(401)	-
Other results		(149)	-
Net loss	8	(550)	

EADS
European Aeronautic Defence and Space Company

(in millions of €)

NOTE 1. GENERAL

On April 3, 2000 the company changed its statutory name from European Aerospace and Defence Company N.V. to European Aeronautic Defence and Space Company EADS N.V..

In 1999, EADS N.V. did not perform any activities. The stockholders' equity of the company amounted to € 44 thousand at December 31, 1999.

EADS N.V., having its legal seat in Amsterdam, the Netherlands, is engaged in the holding, coordinating and managing of participations or other interests in and to finance and assume liabilities, provide for security and/or guarantee debts of legal entities, partnerships, business associations and undertakings that are involved in the aeronautic, defence, space and/or communication industry or activities that are complementary, supportive or ancillary thereto.

The description of the company's activities and the group structure, as included in the notes to the consolidated financial statements, also apply to the company-only financial statements. In accordance with article 402 Book 2 of the Dutch Civil Code the statement of income is presented in abbreviated form.

NOTE 2. ACCOUNTING PRINCIPLES

The accounting principles as described in the notes to the financial statements also apply to the company-only financial statements, unless indicated otherwise.

NOTE 3. FIXED ASSETS

The movement in fixed assets is as follows:

	Goodwill	Participating Interests	Total
Balance at December 31, 1999	-	-	-
Goodwill from the acquisition of Dasa and CASA	5,841	-	5,841
Contribution of ASM, Dasa and CASA	-	3,679	3,679
Amortization Goodwill	(146)	-	(146)
Net loss from investments	-	(401)	(401)
Translation differences/Others	-	33	33
Dividend received	-	(181)	(181)
Balance at December 31, 2000	5,695	3,130	8,825

Further information with respect to the goodwill is included in the note "Formation of EADS in 2000" to the consolidated financial statements.

NOTE 4. RECEIVABLES AND OTHER ASSETS

	2000	1999
Receivables from affiliated companies	159	-
Receivables from related companies	21	-
Other assets	74	-
Total receivables and other assets	**254**	**-**

NOTE 5. SECURITIES

The securities comprise mainly Available-for-Sales Securities.

NOTE 6. STOCKHOLDERS' EQUITY

	Capital Stock	Reserves from contributions	Other reserves	Total
Balance at December 31,1999	-	-	-	-
Contribution ASM, Dasa, CASA	715	8,459	-	9,174
Capital increase, IPO	92	-	1,503	1,595
Net loss	-	-	(550)	(550)
Others	-	-	31	31
Balance at December 31, 2000	**807**	**8,459**	**984**	**10,250**

For further information to the Stockholders' equity, please see note 14 of the consolidated financial statements.

In the reserves, a non-distributable amount of € 340 is included, relating to minority interest. The cumulative foreign exchange translation adjustments are part of the accumulated other comprehensive income and included in others.

NOTE 7. OTHER LIABILITIES

	2000	1999
Liabilities to affiliated companies	3,399	-
Other liabilities	25	-
Total	3,424	-

The liabilities to affiliated companies include mainly liabilities in connection with the cash pooling in the EADS N.V..

NOTE 8. NET LOSS

The net loss of € 550 is the result of the second half year of the EADS group and includes the goodwill amortization as well as the depreciation of fair value adjustments as a result of the contribution of Dasa and CASA at fair value.

NOTE 9. COMMITMENTS AND CONTINGENT LIABILITIES

Guarantees totaling € 789 have been given on behalf of other group companies.

NOTE 10. REMUNERATION

See note 23 of "*Consolidated Financial Statements*" of EADS

EADS
European Aeronautic Defence and Space Company

SUPPLEMENTARY INFORMATION

1. AUDITORS' REPORT

We have audited the financial statements of EADS N.V., Amsterdam for the year 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the Netherlands and with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

For business reasons pertaining to Dassault Aviation's management our access to the statutory auditors' working papers of this company has been remote. As a result, we have not been able to perform the audit procedures we normally would have performed in relation with the Dassault Aviation investment, which is accounted for under the equity method. The level of net income from equity investment accounted for by EADS in 2000 represented € 116 million and the equity investment of EADS in Dassault Aviation as of December 31, 2000 amounted to € 1,164 million.

EADS has prepared its financial statements in accordance with accounting principles generally accepted in the Netherlands. These financial statements also comply with International Accounting Standards ("IAS"), except that all development costs have been expensed as incurred. When certain criteria for asset recognition are met, IAS require that development costs be capitalized as an intangible asset in the period in which they are incurred. The company believes it to be more prudent to expense these costs as incurred.

Due to the lack of comfort relating to the accounting for the investment in Dassault Aviation, we do not express an opinion thereon. In all other respects, in our opinion, except for the effect of the departure from IAS noted here above, the financial statements give a true and fair view of the company as at December 31, 2000 and of the result for the year then ended in accordance with IAS and accounting principles generally accepted in the Netherlands and they comply with the legal requirements in the Netherlands regarding annual accounts.

The Hague, March 9, 2001

KPMG Accountants N.V.

KPMG Accountants N.V.

Rotterdam, March 9, 2001

Arthur Andersen

Arthur Andersen

2. APPROPRIATION OF RESULT

Articles 30 and 31 of the Articles of Association provide that the board of directors shall determine which part of the result shall be attributed to the reserves. The general meeting of shareholders may dispose of a reserve only upon a proposal of the Board of Directors and to the extent it is permitted by law and the Articles of Association. Dividends may only be paid after adoption of the annual accounts from which it appears that the shareholders' equity of the company is more than the amount of the paid and called-up part of the capital increased by the reserves that must be maintained by law.

It will be proposed at the Annual General Meeting of Shareholders that the net loss is to be deducted from the reserves and a dividend payment will be made out of distributable reserves on the issued shares of 0.50 Euro per share.

3. SUBSEQUENT EVENTS

In 2001, EADS and BAe Systems have announced that all conditions precedent (including regulatory approvals) required for the Airbus integration to take place have been fulfilled and an agreement on common decisions, including the future Airbus Business Plan, have been reached. The Airbus Integrated Company will be established during the 1st half year of 2001 (with effect from January 1, 2001).
Airbus is now operating as an integrated enterprise, owned 80% by EADS and 20% by BAE Systems.

EADS
European Aeronautic Defence and Space Company

Shareholders Informations:
(free call)
France: 0800 01 2001
Germany: 00 800 00 02 2002
Spain: 00 800 00 02 2002
www.finance.eads.net
@mail box: comfi@eads.net

EADS
European Aeronautic Defence and Space Company

European Aeronautic Defence and Space Company EADS N.V.
Limited liability company (naamloze vennootschap)
Drentestraat 24, 1083 HK Amsterdam, The Netherlands
Registered at the Chamber of Commerce in Amsterdam under number 24288945

Ⓕ *April 10, 2001*



Dear Sir, Dear Madam, Dear Shareholder,

We are pleased to invite you to our

ANNUAL GENERAL MEETING

on Thursday, May 10, 2001 at 11.00 a.m.

at De Meervaart, Meer en Vaart 300
1068 LE Amsterdam, The Netherlands,

I N F O R M A T I O N   N O T I C E

WAYS OF PARTICIPATING TO THE MEETING

You will find hereafter the instructions:

- to attend and to vote at the Annual General Meeting (I),
- or to provide voting instructions (II).

We invite you to read carefully such instructions.

I. TO ATTEND AND TO VOTE AT THE MEETING

If you wish to attend and to vote at the meeting, you must check off and fill out box ① on the attendance card request/ voting form attached in order to receive an admission card.

This card is provided upon request

- either by your financial broker,
- or by Logival, Service titres EADS, 6 rue Laurent Pichat, 75216 Paris cedex 16 France, using the form and envelope attached to this document.

content

Shareholders Informations:

(free call)
France: 0800 01 2001
Germany and Spain: 00 800 00 02 2002
@mail box: comfi@eads.net

EADS

2

II. TO PROVIDE YOUR VOTING INSTRUCTIONS

In order to provide voting instructions to Euroclear France S.A., in the name of which your shares are registered in the shareholders' register of EADS, you must check off and fill out box② on the voting form.

You express your choice in the following manner:

- If you wish to vote **FOR** the resolution presented at the Meeting by the Board of Directors, do not shade the corresponding box.
- If you wish to vote **AGAINST** the resolution, shade the corresponding box.

Whichever your choice is, whether I or II, all you need to do is to check and fill out the appropriate items on the attendance card request / voting form as indicated above, and to date and sign before returning it, following the case, to your financial broker or to Service titres EADS.

Your form must be received :

- by your financial broker **no later than May 3, 2001**.
- or by Logival, Service titres EADS, 6 rue Laurent Pichat, 75216 Paris cedex 16 France, **no later than May 5, 2001**.

Any forms received beyond that date will be disregarded.

In both case, if you wish to participate to the meeting, whether I or II, your financial broker or Service titres EADS shall justify on your behalf your status as a person holding EADS shares.

The Annual General Meeting documentation (i.e. agenda and text of draft resolutions, report of the Board of Directors, audited annual accounts for 2000 and report of the Auditors) is available at the head office of the Company and at the following addresses: **EADS France**, 37, boulevard de Montmorency, 75781, Paris cedex 16, France; **EADS Deutschland GmbH**, 81663, Munich, Germany; **EADS CASA**, Avenida de Aragón 404, 28022, Madrid, Spain and **Logival, Service titres EADS**, 6 rue Laurent Pichat, 75216 Paris cedex 16, France.

The documentation can also be sent upon request made using the "Additional Documentation Request Form" attached at the end of the present document.

Amsterdam, April 10, 2001

The Board of Directors

3

AGENDA

1 • Acceptance and approval of the Report of the Board of Directors;

2 • Adoption of the 2000 annual accounts;

3 • Approval of the result allocation, distribution and payment date;

4 • Release from liability of the members of the Board of Directors;

5 • Appointment of the Auditors for the financial year 2001;

6 • Delegation to the Board of Directors of powers to issue shares and to set aside preferential subscription rights of existing shareholders;

7 • Authorization to the Board of Directors to repurchase shares of the Company.

EADS

European Aeronautic Defence and Space Compar

4

FIRST RESOLUTION

Report of the Board of Directors

RESOLVED THAT the Report of the Board of Directors as submitted to the Annual General Meeting be and hereby is accepted and approved.

SECOND RESOLUTION

Adoption of the 2000 annual accounts

RESOLVED THAT the audited annual accounts for the accounting period ending December 31, 2000, as submitted by the Board of Directors, be and hereby are adopted.

THIRD RESOLUTION

Approval of distribution and payment date proposed by the Board of Directors

RESOLVED THAT the net loss of EURO 550 million is deducted from reserves. Furthermore, payment of a gross amount of EURO 0.50 per share will be made from distributable reserves on June 27, 2001.

FOURTH RESOLUTION

Release from liability of the members of the Board of Directors for their actions in the financial year

RESOLVED THAT the members of the Board of Directors be and hereby are granted a release from liability for the performance of their duties in the financial year 2000.

FIFTH RESOLUTION

Appointment of the Auditors for the financial year 2001

RESOLVED THAT the Company's auditors for the accounting period being the financial year 2001 shall be KPMG Accountants N.V. and Arthur Andersen.

SIXTH RESOLUTION

Delegation to the Board of Directors of powers to issue shares and to set aside preferential subscription rights of existing shareholders

RESOLVED THAT in accordance with the Articles of Association, the Board of Directors shall and hereby is designated, subject to revocation by the General Meeting, to have powers to issue shares of the Company which are part of the Company's authorized share capital provided that such powers shall be limited to 2% of the Company authorized capital from time to time and to have powers to limit or to exclude preferential subscription rights, in both cases for a period expiring at the Annual General Meeting to be held in 2003, it being understood that such powers include the approval of stock option plans and employee share option plans which may include the granting of rights to subscribe for shares which can be exercised at such time as may be specified in or pursuant to such plans.

SEVENTH RESOLUTION

Authorization to the Board of Directors to repurchase shares of the Company

RESOLVED THAT the Board of Directors is authorized, for a period of 18 months from the date of this meeting, to repurchase shares of the Company within the limit of 5% of the Company issued share capital, on the stock exchange or otherwise in return for payment, at a price between the nominal value of the shares and an amount equal to 110% of the price paid for the relevant shares on any stock exchange on the most recent day on which such stock exchange was open for trading before the day of the purchase by the Company.

Shareholders Informations:

(free call)
France: 0800 01 2001
Germany and Spain: 00 800 00 02 2002
@mail box: comfi@eads.net

EADS
European Aeronautic Defence and Space Company

European Aeronautic Defence and Space Company EADS N.V.
Limited liability company (naamloze vennootschap)
Drentestraat 24, 1083 HK Amsterdam, The Netherlands
Registered at the Chamber of Commerce in Amsterdam under number 24288945

EADS

European Aeronautic Defence and Space Company

ANNUAL GENERAL MEETING

on May 10, 2001

ADDITIONAL DOCUMENTATION REQUEST FORM

Please send :

- for France: to Logival, Service titres EADS, 6 rue Laurent Pichat, 75216 Paris Cedex 16, France,
- for Germany: to EADS Deutschland GmbH, 81663, Munich, Germany,
- for Spain: to EADS CASA, Avenida de Aragón 404, 28022, Madrid, Spain.

Identification Number[1] :

I the undersigned[2]

Last Name and First Name: ....

Residence (complete address) N°: .... Street: ....

Postcode: .... City: ....

Country: ....

Acting in my capacity as person holding EADS shares through Euroclear France S.A., having already received the documents concerning the Annual General Meeting convened (agenda and text of the draft resolutions), request that EADS send me, at their expense, before the said meeting, the following documents: Report of the Board of Directors, Audited Annual Accounts for 2000 and Report of the Auditors.

Signed at .... on 2001

Signature:

[1] *If any.*

[2] *For legal entities: indicate the exact corporate name.*

Shareholders Informations:

(free call)
France: 0800 01 2001
Germany and Spain: 00 800 00 02 2002
@mail box: comfi@eads.net

EADS
European Aeronautic Defence and Space Company

European Aeronautic Defence and Space Company EADS N.V.
Limited liability company (naamloze vennootschap)
Drentestraat 24, 1083 HK Amsterdam, The Netherlands
Registered at the Chamber of Commerce in Amsterdam under number 24288945

71

EADS : Q1 2001 REVENUES, ORDERS AND BACKLOG

REVENUES

€ million	Q1 2001
Airbus (full consolidation)	4 600
MTA	70
Aeronautics	883
Space	402
DCS	589
Eliminations	-268
Total	**6 276**

ORDERS

€ million	Q1 2001
Airbus (full consolidation)	16 902
MTA	55
Aeronautics	995
Space	400
DCS	655
Eliminations	-143
Total	**18 864**

Q1 2001 orders represent three times the level of the Revenues of the same period.

BACKLOG

€ million	Q1 2001
Airbus (full consolidation)	141 681
MTA	863
Aeronautics	13 210
Space	4 838
DCS	9 788
Eliminations	-655
Total	**169 725**

EADS

EADS Results 2001



The momentum continues

Philippe Camus - Rainer Hertrich, CEOs
Axel Arendt, CFO

72

Annual Results Press Conference - Amsterdam - March 18th, 2002

Safe Harbor Statement

EADS

Certain of the statements contained in this document are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect the Company's views and assumptions as of the date of the statements and involve known and unknown risk and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

When used in this document, words such as "*anticipate*", "*believe*", "*estimate*", "*expect*", "*may*", "*intend*", "*plan to*" and "*project*" are intended to identify forward-looking statements. Such forward-looking statements include, without limitation, projections for improvements in process and operations, new business opportunities, revenues and revenues growth, operating margin growth, cash flow, deliveries, launches, compliance with delivery schedules, performance against Company targets, new products, current and future markets for the Company products and other trend projections.

This forward looking information is based upon a number of assumptions including without limitation:

- Assumption regarding demand
- Current and future markets for the Company's products and services
- Internal performance including the ability to successfully integrate EADS' activities to control costs and maintain quality
- Customer financing
- Customer, supplier and subcontractor performance or contract negotiations
- Favourable outcomes of certain pending sales campaigns

Forward looking statements are subject to uncertainty and actual future results and trends may differ materially depending on variety of factors including without limitation:

- General economic and labour conditions, including in particular economic conditions in Europe and North America,
- Legal, financial and governmental risk related to international transactions
- The Cyclical nature of some of the Company's businesses
- Volatility of the market for certain products and services
- Product performance risks
- Collective bargaining labour disputes
- Factors that result in significant and prolonged disruption to air travel world-wide
- The outcome of political and legal processes, including uncertainty regarding government funding of certain programs
- Consolidation among competitors in the aerospace industry
- The cost of developing, and the commercial success of new products
- Exchange rate and interest rate spread fluctuations between the Euro and the U.S. dollar and other currencies
- Legal proceeding and other economic, political and technological risk and uncertainties

Additional information regarding these factors is contained in the Company's "document de référence" dated 26 April 2001.

The Company disclaims any intention or obligation to update these forward-looking statements.



EADS

1. 2001 Overview

2. Division Highlights

3. Financials

4. Outlook

The Momentum Continues

EADS

- Airbus Integrated Company formed
- MBDA formed: second largest missile company world-wide
- A380 generating success: 97 firm orders and commitments
- A400M: largest order in EADS history
- Strong sales for Eurocopter's NH90 and TIGER

Strong business development

The Momentum Continues

EADS

- **Exceeded** all growth targets: +21% EBIT
- Substantially **grew** defense business
- **Managed** commercial market turbulence
- **Exceeded** synergies target with > €100m
- Year-end net cash position **strong** > €1.5bn
- Total order book **increased** to €183.3 bn

Exceeding Financial Targets

2001 A Year of achievements

Exceed all growth targets ; EBIT +21%

- protected cash and profitability

Substantially grew defence business across EADS

- Revenues 01: € 6.1 bn ; Backlog: €18 bn ; Revenues growth 50% by 2004

Stabilised commercial A/C business despite Sept 11th

- Deliveries expected in 02 at 300 A/C - Flexibility & Cost savings programs

2001: Exceeding on our promises

EADS

2001 Financial targets	2001 Achievements
• Book-to-bill > 1	**Book-to-bill = 2**, excluding A400M
• Revenues +20 %	**Revenues +27%,** in spite of civil aviation dramatic situation
• EBIT +15%	**EBIT +21%,** in spite of difficult situation at DCS and at Space; **EBIT margin pre-R&D = 12.1%**
• Synergies: 60 € m	**Synergies** exceeding **100 € m**
• Free Cash Flow ~ 0€	**Free Cash Flow = € 774m** Year-end net cash position> € 1.5 bn

Outperformed all financial targets

2001 Financial Highlights

EADS

2001 Actual (Airbus 100% consolidated)		change from 2000 pro-forma**	organic
Revenues	**30.8 € bn**	**+ 27%**	**+ 10%**
EBIT *	**1.7 € bn**	**+ 21%**	**+ 5%**
Free Cash Flow ***	**0.8 € bn**	€ 1.5 bn in 2000	
EPS *	**1.16 €**	*(0.06 €) in 2000*	
New orders	60.2 € bn	+ 23%	+ 4%
Total backlog	183.3 € bn	+ 39%	+ 16%

* pre-goodwill amortisation and exceptional
** EADS pro-forma, excluding Airbus UK in 2000
*** including customer financing cash impact

Strong improvement of financial performance

2001: Operating performance improvement across all the board

EADS

including non-recurring expenses	Revenues 2001	change	EBIT*** 2001	2000
Airbus*	20.5 €bn	+ 38%	1,655€m	1,412€m
MTA **	0.5 €bn	+ 73%	1€m	(63€m)
Aeronautics**	5.1 €bn	+8%	308€m	296€m
Space**	2.4 €bn	(4%)	(222€m)	67€m
DCS **	3.3 €bn	+15%	(79 €m)	(110€m)
HQ/Eliminations	(1.0 €bn)		31€m	(203€m)
Total EADS	**30.8 €bn**	**+27%**	**1,694€m**	**1,399€m**

* in 2000 only 80%
** total EADS military business: 6.1Bn
*** pre-goodwill amortisation and exceptional

All divisions but Space increased revenues and EBIT

EADS regional breakdown

pro-forma 2000 Revenues regional breakdown



Rest of the World
10%
Asia
9%
North America
28%
53%
Europe

pro-forma 2001 Revenues regional breakdown



Rest of the World
11%
Asia
10%
North America
34%
45%
Europe

A strong business base

Synergies
Value added achievements ahead of plans

2001 breakdown by division



Aeronautic 6%
DCS 21%
Space 7%
MTA 3%
Airbus 63%

2001 breakdown by source



Purchasing value added
71%
29%
Others : R&D, production, efficiencies...



e2004
600 €m
e2002
300 €m
Added 2001
>100 €m

Further improvement of EADS cost structure by reaching Merger Integration targets



1. 2001 Overview
2. Division Highlights
3. Financials
4. Outlook

Division Highlights

EADS

- **Airbus**
  - 1575 aircraft order book
  - 300 deliveries forecasted in 2002
  - Solid financial performance
- **MTA**
  - Back to positive EBIT in 2001
  - €18 bn A400M contract signed
- **Aeronautics**
  - World-wide civil Helicopter marketshare: 57%
  - Military helicopters: more than 500 in backlog
  - Eurofighter deliveries start in 2002
  - ATR integrated company back to profit

Division Highlights

- **Space**
  - Restructuring on-track
  - Accelerating cost-cutting
  - New management in place

- **Defence and Civil Systems**
  - Poised for growth
  - EBIT positive in H2 2001: on-track
  - MBDA: €12bn backlog; € 2bn revenues


A380

EADS

1. 2001 Overview

2. Division Highlights

3. Financials

4. Outlook

Management Focus

EADS

Management focused on

- Cost savings
- Synergies
- Cash management
- Improving ROI on Defence business

Profit & loss highlights

EADS

€ m	Pro forma 2000** € million	Pro forma 2000** in % of revenues	Actual 2001 € million	Actual 2001 in % of revenues
Revenues	**24,208**		**30,798**	
Self-financed R&D	1,339	5.5%	2,046	6.6%
EBITDA*	**2,334**	**9.6%**	**3,213**	**10.4%**
EBIT *	**1,399**	**5.8%**	**1,694**	**5.5%**
Operating income after goodwill/exceptional	200	0.8%	2,514	8.2%
Financial results	(1,315)	(5.4%)	(513)	(1.7%)
of which due to hedge accounting	*(1,436)*		*(234)*	
of which Nortel JV impairment test	*0*		*(315)*	
Net income	(909)	(3.8%)	1,372	4.5%
Net income *	**(45)**	**(0.2%)**	**936**	**3.0%**

* pre-goodwill and exceptional   ** excluding Airbus UK in 2000

Year-end net cash position	**2,143**	**1,533**

Strong improvement of Net Profit before exceptional & goodwill despite heavy non-recurring expenses

Dividend policy

We propose to pay € 404 m* as dividend for 2001 as a result of our strong commercial success


EADS Dividend per share
0,6
0,5
0,4
0,3
0,2
0,1
0
0,5
0,5
2000
2001
Dividend/Share (€)

* subject to AGM approval on May 17

Continuing our dividend policy



1. 2001 Overview
2. Division Highlights
3. Financials
4. Outlook

2002 Financial targets

EADS

- **Book-to bill** ratio > 1
- **Backlog** expected to grow > € 190 bn
- **Revenues forecast to hold solidity at about the current level** (-2% from 2001using constant US$) **despite difficult aviation business environment**
- **EBIT* margin pre-R&D** maintained around 12%.
  By including higher R&D, low deliveries, risk assessment and further reactivity, **2002 EBIT* is targeted at ~1.2 € bn**
- **Free Cash Flow** positive before customer financing cash impact, itself strictly limited below € 1.8 bn

* pre-goodwill & exceptional

Top priority : preserving profitability

EADS:strong and resilient

Actively protecting profitability and cash

Value creation and recurring savings on track

future growth secured by unparalleled backlog

Strong Defence business growth to enhance future profitability


EADS
EADS Results 2000
A380
Philippe Camus - Rainer Hertrich, CEOs
Axel Arendt, CFO
Amsterdam - March 19th, 2001

Diapositive 1 sur 25

02 MAY -2 AM 8:34


EADS
1) 2000 Overview
2) Operating performance by activity
3) Financials
4) Outlook

Diapositive 2 sur 25

EADS 2000 financial Highlights

EADS

		Variation from 99
Revenues	€ 24.2 bn	+7%
New orders	€ 49.1 bn	+50%
Total backlog	€ 131.9 bn	+29%
EBIT pre-goodwill & exceptional	€ 1.4 bn	+11% *
Free Cash Flow	€ 1.5 bn	+673%

* net of gain on disposal of SEXTANT in 1999

➡ **Record level of orders and EBIT on track in spite of restructuring charges**

Diapositive 3 sur 25

Key points 8 months after EADS creation

EADS

What we said	What we did
• Drive industrial consolidation	• AIC creation, MBDA, EMAC, EDSN, Patria, cooperation agreement in Russia
• Business growth	• Revenues growing 7% from 1999, • record order intake growing 50%, • launch of A380, *increase of production rate* • Commitment for METEOR • Positive decision on A400M
• Value creation = € 580 m per year	• more than 600 projects identified to create value over initial target of € 600 m (after consolidation of 100% AIC)
= Integration	• restructuring of Defence & Civil Systems, • First steps of Headquarters streamlining
• EBIT margin target* = 8% in 2004	• 2000 profitability in line with plan • **we raise our 2004 target to 10%**



* pre goodwill and exceptional

➡ **EADS is an integrated company with a new increased profitability target**

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Key points 8 months after EADS creation

EADS

What we said	What we did
• Penetrate the US military market	• Agreements with Northrop Grumman in defence electronics, • defence electronics contract awarded by the US Navy,
• Develop in Services activities	• JV with Northrop Grumman for maintenance in the US • Telecom internet services on civil aircraft • FSTA project : tanker aircraft service package



➡ **EADS is reinforcing its core businesses**

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EADS
1) 2000 Overview
2) Operating performance by activity
3) Financials
4) Outlook

Diapositive 6 sur 25


EADS sales breakdown
EADS
pro-forma 2000 revenues by division
Space
Military Transport Aircraft *
Defence & Civil Systems
10%
1%
11%
58%
Airbus
Aeronautics
19%
* before A400M program
pro-forma 2000 sales regional breakdown
Rest of the World
Asia
10%
9%
53%
Europe
North america
28%
pro-forma 2000 sales military/civil
Military
20%
80%
Civil
pro-forma 2000 backlog regional breakdown
Rest of the World
Asia
10%
8%
Europe
35%
North america
47%
A strong business base

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Airbus 2000 performance and key drivers

EADS

€ m	pro-forma 2000	pro-forma 1999
Revenues	14,856	12,639
R&D self-financed	920	870
in % of revenues	*6.2%*	*6.9%*
EBIT*	1,412	825
in % of revenues	*9.5%*	*7.3%*
Order book	104,387	79,500
Times sales	*7.0*	*6.3*

* pre- goodwill and exceptional

AIRBUS VISION PROVEN RIGHT

- Year-end 2000 backlog = 1,626 a/c and good geographical repartition => **strong resistance to cycles**
- Strong **traffic growth** in 2000 (above 5% in 2000 in every part of the world)
- **A380** successful launch (66 firm commitments as of March 1st 2001)
- Major step in Revenues and Profit from 2002 with **first deliveries of A340-500/600**
- Commercial success => backlog + 2001 positive first months => **production rate increase** (from 311 deliveries in 2000 to around 450 in 2003)
- **AIC creation** : value creation = € 100 M/year (for 100% of AIC) + € 250 M from EADS = € 350 M/year
- Strong **$ hedged** improves future earning growth



➡ **A very strong outlook backed by our backlog**

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Military Transport Aircraft
2000 performance and key drivers

EADS

€ m	pro-forma 2000	pro-forma 1999
Revenues**	318	241
R&D self-financed	59	15
in % of revenues	18.7%	6.2%
EBIT*	(63)	(20)
Order book	873	700
Times sales	2.8	2.9

* pre- goodwill and exceptional
** figures not comparable in 1999 and 2000

KEY DRIVERS

- High replacement market potential
- A400M program decided : intents for 228 aircraft
- World leader on light and medium segment
- Mission aircraft project (FSTA)



➡ **A400M order expected in 2001**

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Aeronautics
2000 performance and key drivers

EADS

€ m	pro-forma 2000	pro-forma 1999
Revenues	4,704	4,280
R&D self-financed	128	121
in % of revenues	2.7%	2.8%
EBIT*	296	202
in % of revenues	6.3%	4.7%
Order book	13,067	8,800
Times sales	2.8	2.1

* pre- goodwill and exceptional

FUTURE GROWTH FROM MAJOR PROGRAMS

- Strong market in 2000 for helicopters
- Further growth potential of Tiger and NH90 programs
- Positioning of the Maintenance business to profit of the fast growing Airbus fleet (namely in the US) and freighter market
- Eurofighter program on schedule to deliver significant growth and cash; first export success coming with Greece
- EMAC creation



➡ **A strong increase of profitability**

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Space 2000 performance and key drivers

EADS

€ m	pro-forma 2000	pro-forma 1999
Revenues	2,535	2,518
R&D self-financed	61	69
in % of revenues	2.4%	2.7%
EBIT*	67	97
in % of revenues	2.6%	3.9%
Order book	4,826	4,400
Times sales	1.9	1.7

* pre-goodwill and exceptional but including non-recurring expenses :
€ 28 m to write off Globalstar
€ 37 m of restructuring

A CHALLENGING COMPETITIVE ENVIRONMENT

- 6 satellites contracts with **major customers** (Inmarsat and Intelsat)
- reliability & dependability of **Ariane V** designed for growing demand of heavy satellites
- **Astrium creation is enhancing process** optimisation
- Opportunities in **Services** (platform related services strategy)
- Creation of an integrated company to lead efficiently the production of Ariane
- **M51** contract signed with French government, confirming unique technological competence in Europe
- Reactive, cost driven and flexible **reorganisation plan** to seize strategic opportunities

➡ **Space 2000 EBIT impacted by non-recurring expenses**

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Defence & Civil Systems
2000 performance and key drivers

EADS

€ m	pro-forma 2000	pro-forma 1999
Revenues	** 2,909	3,630
R&D	161	197
in % of revenues	5.5%	5.1%
EBIT*	(110)	86
in % of revenues		2.2%
Order book	9,722	9,000
Times sales	3.3	2.3

* pre- goodwill and exceptional but including € 63 m of restructuring charge

**impact of civil telecom de-consolidation is € 650 million

RESTRUCTURING TO ENSURE A SUCCESSFUL BUSINESS

- **Restructuring plan implemented** to optimise transition from development to production secured by backlog...
- **Strong backlog** (3 years of activity) secures the success of the restructuring plan
- Missiles export successes : MICA, ASTER, MM40,...confirming strong competitiveness
- **METEOR** : *a technological success* and EADS strategy proven right
- **Telecom** : EDSN creation at the right time; successes (Mexico,...)
- **Defence electronics** : focus on core business; promising win with the US Navy, agreement with Northrop Grumman,...



➡ **Deep restructuring to ensure profitable growth**

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EADS
1) 2000 Overview
2) Operating performance by activity
3) Financials
4) Outlook

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Key financial highlights

EADS

	Pro forma 2000 € million		Pro forma 1999 € million		Deviation
Revenues	24,208		22,553		+ 7.3%
EBIT*	1,399		1,445		
EBIT pre-SX disposal*	*1,399*		*1,263*		*+10.8%*
Free Cash Flow	**1,531**		**198**		**+673.2%**
		in years of sales		in years of sales	
Order intake	49,079	2.0	32,700	1.5	+ 50%
Year-end backlog	131,874	5.5	102,400	4.5	+ 29%

* pre-goodwill and exceptional,
but including € 262 m of non-recurrent expenses
(restructuring and Globalstar write-off)



➡ **A strong growth in Free Cash Flow and an EBIT in line with Plan**

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Revenues and EBIT by Division

EADS

€ million	Pro forma 2000			Pro forma 1999		
	Revenues	EBIT pre-goodwill & exceptional	EBIT margin	Revenues	EBIT pre-goodwill & exceptional	EBIT margin
Airbus	14,856	1,412	9.5%	12,639	925	7.3%
Military Transport Aircraft	318	(63)	(19.9%)	241	(20)	(8.3%)
Aeronautics	4,704	296	6.3%	4,280	202	4.7%
Space	2,535	67	2.6%	2,518	97	3.9%
Defence & Civil Systems	2,909	(110)	(3.8%)	3,830	86	2.2%
Elimination & headquarters	(1,112)	(203)		(955)	155**	
EADS Total	**24,208**	**1,399***	**5.8%**	**22,563**	**1,445****	**6.4%**



* including € 152 million of restructuring expenses and € 110 m of Globalstar depreciation
** of which € 182 m of gain on SEXTANT disposal

➡ **2000 EBIT in line with plan, in spite of heavy restructuring**

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Pro forma summarised profit & loss

EADS

€ m	Pro forma 2000		Pro forma 1999	
	€ million	in % of revenues	€ million	in % of revenues
Revenues	**24,208**		**22,553**	
EBITDA	**2,334**	**9.6%**	**2,124**	**9.4%**
EBIT pre-goodwill & exceptional	**1,399**	**5.8%**	**1,445**	**6.4%**
Operating income after goodwill/exceptional *	200	0.8%	769	3.6%
Financial results	(1,315)		(1,646)	
of which due to hedging accounting	(1,436)		(1,916)	
Income Tax	220		33	
Minority	(14)		(2)	
Net Income *	**(909)**		**(1,046)**	
* of which, pre-tax:				
- goodwill & exceptional	(1,088)		(593)	
- restructuring expenses	(152)		(98)	
- Globalstar write-off	(110)		0	
- SEXTANT disposal	0		182	

➡ **Net result affected by non-recurring items and, as already explained, by hedging accounting**

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Free cash flow

EADS

€ million	pro-forma 2000	pro-forma 1999
Net Cash position as of January 1st	**(946)**	**343**
Cash flow from operations*	1,699	753
Working capital requirement reduction	1,460	785
Cash flow from invest. activities	(1,628)	(1,340)
Free cash flow	**1,531**	**198**
Capital increase	1,540	0
Dividend payments **	(31)	(1,305)
Others	49	(182)
Net cash position as of Dec. 31st	**2,143**	**(946)**

* before working capital requirement reduction

** proposed 2000 dividend to be paid in 2001 is about € 400 million



➡ **An improved cash flow from operations and a strong free cash flow**

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In 2001, allocate hedging to each underlying commercial contract
EADS
• Existing "macro" reduced from $13.6 Bn on January 1st 2000 to $1.4 Bn on January 1st 2001
• Why ?
•Compliance with IAS39 rule effective from January 1st 2001
•Management decision to allocate hedging to each underlying commercial contract
• What does this change mean ?
- for existing "micro" : no change => recorded in EBIT using hedged rate
- for new "micro" : recorded now at the level of EBIT, using forward of 2000 year-end dollar rate
- remaining "macro" : $ 1.4 Bn to be consumed in 2001 ($ 0.5 Bn) and 2002 ($ 0.9 Bn)
- total existing financial provision (€ 1.7 bn as of December 31 2000) of the balance sheet to be progressively consumed (no cash effect).
net result volatility reduced by 90%
=> visibility on EPS

Diapositive 18 sur 25


Strong dollar has allowed for hedging that improves visibility and enhance profitability
EADS
• Main hedging rules :
- hedge on a period that gives visibility and security
- hedge only part of already booked orders => no speculative hedging
• As of march 1st 2001, existing hedging is roughly $ 28 bn in total (of which only $ 1.4 bn of remaining "macro")
➡ The hedging of the coming years is as follows :
2001* 2002 2003 2004
Hedged part in $ bn 8.1 8.0 6.1 3.4
in % of firm orders 98% 98% 82% 62%
corresponding $ (for recorded EBT) 0.99 1.00 0.98 0.95
* 12 months
➡ The first A380 firm commitments to be delivered from 2006 to 2008 have also been hedged at dollar stronger than 1€, much better than our business case assumptions
➡ Dollar is an operating variable on which we have improved control

Diapositive 19 sur 25


EADS
1) 2000 Overview
2) Operating performance by activity
3) Financials
4) Outlook

Diapositive 20 sur 25


A record level of orders and backlog
EADS
Year-end 2000 backlog
€ bn
x 2000 sales
Airbus 104.4 7.0
MTA 0.9 2.8
Aeronautics 13.1 2.8
Space 4.8 1.9
Defence and Civil Systems 9.7 3.3
Elim. & HQ (1)
Total 131.9 5.5
EADS 2000 orders and revenues in € billion
49.0
24.2
orders
revenues
Orders
Revenues
34.2
14.9
0.5
0.3
8.3
4.7
3.0
2.5
3.9
2.9
Airbus
Military Transport Aircraft
Aeronautics
Space
Defence & Civil Systems
All divisions booked orders higher than revenues
Book to bill ratio is 2.0
Backlog represents 5.5 years of activity

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Value creation on track

EADS

- We have already identified more than 600 projects generating **more than € 580 m** of value creation per year from 2004 thereon (€600 m with AIC 100% consolidation)
- identified projects with expected value creation of around **€ 60 m in 2001** (10% of the initial target, as planned)

Some examples :	Value creation in 2001
Purchase price negotiation : aluminium, titanium, electrical and electronics parts, fasteners, group travel services, IT supply,...	€ 35.0 m
Missiles activity : cutting R&D duplications, Euromissile restructuring,...	€ 2.7 m
Satellites activity : project management method standardisation, streamline heritage of 3 platforms into one, industrial policy integration,...	€ 3.5 m

➡ **We deliver in 2001 what has been announced**

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2001 is a year of investment and implementation of restructuring actions to secure targeted value creation

EADS

- **Airbus** : implement the synergies from Airbus Integrated Company creation and build-up the success of production rate increase
- **Space** : cost reduction plan and reorganisation to keep competitiveness and opportunities in a market poised to change
- **DCS** : restructuring year to ensure future profitable growth backed by an exceptional backlog and state-of-the-art technology
- **Headquarters** : streamline

➡ **Challenging goals to become stronger**

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Financial outlook

EADS

- Continuing strong backlog : book building expected ratio > 1.0 every year (orders/revenues)
- 2001 Revenues growth around 15%; from 2001 thereon 6/7% per year, while controlled growth of headcount (around 1 % per year)
- 2001 EBIT* 15% up in spite of heavier R&D
- 2004 EBIT* margin target raised to 10% in 2004 (in spite of the A380 cost)
- Free CF = "close to zero" in 2001 and 2002 in spite of the A380 financing ; Strong Free CF generation from 2003
- 2000 proposed dividend : € 0.5 per share



* pre-goodwill and exceptional

➡ **Merger integration success and strong backlog allow to raise our profitability target**

Diapositive 24 sur 25

Why to invest in EADS ?

EADS

- **An exceptional visibility** :
  - € 132 bn record backlog represents more than 5 years of sales
  - 2001 first months show continuing commercial success
  - hedging policy => better visibility of the financial markets on our earning growth

- **Medium-term profitability target raised** :
  - quick and successful Integration => synergies starting to have positive impact from 2001
  - 2000 year results on track in spite of restructuring provision
  - current hedging positions secure most of 2001-2004 years at a favourable Dollar exchange rate



➡ **Growth is secured and profitable => EBIT margin to reach 10% by 2004**

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74

notes

Number 4
April
2002

European Aeronautic Defence and Space Company EADS N.V.

Letter to Shareholders







Dear Shareholders,

We published our 2001 annual results on March 18, the first full year results for your Group created in July 2000. We are proud to have exceeded all our financial targets. Revenues were up 27%, surpassing the 20% increase we had forecast ; EBIT was up 21% exceeding the 15% growth target.

This performance is a positive sign for the future as it includes an increase in R&D expenditure related mainly to the development of the Airbus A380. This very large aircraft, which is being developed perfectly in line with budget, will be delivered from 2006 as planned; the program was enhanced by additional orders in 2001, and even after the events of September 11 in the US.

Our 2001 results include operating losses in our Space and Defence and Civil Systems Divisions, due to non-recurring charges linked to the restructuring of these activities and the depreciation of certain assets. These measures, which are aimed at improving future efficiency, should start to pay off this year. We are convinced, today more than ever, that our Group must develop standing on two legs: one in civil activities and the other in the military area.

The events of September 11, as you know, have resulted in an unprecedented drop in air traffic which has put the airlines, clients of Airbus, in a difficult position. We immediately took decisions aimed at preserving our cash and our profitability. Recent feedback from airlines reinforce our forecast to deliver 300 aircraft in 2002 (compared to 325 aircraft delivered in 2001).

In military activities, your Group generated revenues of 6.1 billion euros in 2001 (military aircraft and helicopters, missile systems, defence electronics, military satellites, etc.) which puts us N°2 in the European defence sector. The successes of 2001 will accelerate growth in military activities. Our Tiger and NH90 attack and transport helicopters have won tenders against strong competition in Australia, Portugal and the Scandinavian countries. MBDA, the second missile company in the world, which we own with BAE Systems and Finmeccanica, was officially set up on December 18. The contract for the A400M European military transport aircraft was signed in December by eight countries and should come into effect this year. We expect growth of over 50% for our defence activities by 2004.

In a market which remains uncertain, we had some important good news at the beginning of 2002. Air traffic figures are progressively recovering. In Space activities, we were selected by the British Ministry of Defence to supply secure satellite communications services.

We have set ourselves financial objectives for 2002, which fully take into account some decrease in Airbus deliveries, an increase in R&D cost due to A380, and market uncertainties. We expect to maintain our operating margin before R&D expenditure, which would result in an EBIT after R&D increase of about 1.2 billion euros in 2002. The Group's financial position remains healthy. We are committed to meeting our 2002 targets and to enable the EADS Group to be even more efficient when the economic situation comes out of the current difficult environment. We thank you for your confidence in us.

Yours faithfully,

Philippe Camus
CEO

Rainer Hertrich
CEO

EADS

EADS 2001 Annual results: all financial targets exceeded

EBIT margin pre-Research and Development (R&D) increased from 11.3% to 12.1%. Year-end net cash position was over € 1.5 bn.
EADS remains in a sound economic position to respond to challenging market conditions.

- **Revenues** grew by 27% to € 30.8 bn, a 10% growth without the effect of the first time 100% consolidation of Airbus.
- Internally financed **R&D** rose, as anticipated, from 5.5% of revenues to 6.6%, mostly due to the continuation of the A380.
- **EBIT** (Earnings before interest and taxes, pre-goodwill and exceptional items) of € 1.7 bn has grown by 21% exceeding the 15% growth target, including a significant increase of the R&D expenses (from € 1.3 bn to € 2.1 bn). EADS was able to exceed its EBIT target despite restructuring costs and assets depreciation at the DCS and Space Divisions.
- **Free Cash Flow** reached € 774 m, and thus contributed to the positive net cash position of € 1.534 bn at year-end 2001.
- EADS has created more than € 100 m of additional EBIT outperforming by more than 60% its € 60 m **synergies** target for 2001 and merger integration plans are well on track to deliver € 600 m of additional EBIT by 2004.
- **Net income** reached € 1.4 bn after a net loss of € -909 m, including positive exceptional from the Airbus and MBDA creation. Net result pre-goodwill and exceptional rose to € 936 million.
- **Order book** reached € 183.3 bn which covers six years of revenues and is unparalleled in the industry.

KEY FIGURES In million of euros	2001	Pro forma 2000**	Change
Revenues	30,798	24,208	+27%
Order intake	60,208	49,079	+23%
EBIT*	1,694	1,399	+21%
Net income*	936	-45	-
Earnings per share* (in euro)	1.16	-0.06	+1.22
Net cash position	1,534	2,143	-28%

• The **Airbus** Division EBIT increasing 17%, reached € 1,655 million including Airbus first time 100% consolidation, and increased R&D, in line with budget. The 274 net orders received in 2001 represent a 50.2% world-wide market share in terms of aircraft numbers and even a 61% market share in value terms. Airbus order book includes 1,575 aircraft at year end. It delivered 325 a/c in 2001 compared to 311 in 2000. Based on recent customer feedback, Airbus is confident to deliver 300 aircraft in 2002.

• The **Military Transport Aircraft** Division achieved, sooner than planned, a positive EBIT of € 1 million (€ -63 million in 2000). With € 18 billion, the expected A400M contract, the largest defence project for EADS since its creation, will generate strong growth.

• The **Aeronautics** Division EBIT increased by 4% to € 308 million (2000: € 296 million).The order book of 789 helicopters supports the outstanding prospects of Eurocopter including more than 500 military helicopters.The production ramp up of the Eurofighter will now contribute significantly to cash and EBIT.

• The **Space** Division recorded a negative EBIT of € -222 million, including high non-recurring expenses mainly for restructuring and investments depreciation, compared to € 65 million in 2000. Market competition remains strong, but recent accomplishments, e.g. the win of the € 3.3 billion Paradigm military communication satellite project and the latest successes of the Ariane launchers, show the Division's commercial strength. To improve the efficiency of the Division, the new management at Astrium is to implement the restructuring and reorganise in three integrated businesses of launchers, satellites and services.

• The **Defence and Civil Systems** Division reduced its EBIT loss from € -110 million in 2000 to € -79 million in 2001, including mostly high non-recurring expenses for ongoing restructuring. Further strong EBIT growth is expected thanks to the successful restructuring and product programmes entering the delivery phase.

2001 FIGURES BY DIVISION In million of euros	Revenues	Change from 2000 pro forma	EBIT*	Change from 2000 pro forma	Order book	Change from 2000 pro forma
Airbus**	20,549	38%	1,655	17%	156,075	50%
Military Transport Aircraft	547	73%	1	-	1,320	51%
Aeronautics	5,065	8%	308	4%	13,722	5%
Space	2,439	-4%	-222		3,796	-21%
Defence and Civil Systems	3,345	15%	-79	-	9,094	-6%
Headquarters and eliminations	-1,147	-	31	-	-751	-
Total	30,798	27%	1,694	21%	183,256	39%

* Pre-goodwill amortisation and exceptionals.** Excluding Airbus UK in 2000.



INTERVIEW WITH
FRANÇOIS AUQUE

EXECUTIVE VICE PRESIDENT,
HEAD OF SPACE DIVISION

What are the main activities included in the Space Division and what is EADS market position?

Globally EADS is the market leader in Europe for Space activities and number 3 worldwide with 2,4 billions euros revenues on a consolidated basis.

The Division is active in launchers, orbital systems and satellites fields in particular through its subsidiaries Astrium, a joint venture with BAE Systems (75/25) and EADS Launch Vehicles.

For launcher activities, EADS is in Ariane program the system prime contractor with responsibilities on systems studies, technical project management and for all stages. Arianespace has a 50% share of commercial satellites launches world market. EADS is very active in orbital systems through responsibilities of the Columbus laboratory and the Automated Transfer Vehicle as elements of the International Space Station.

EADS is also the industrial prime contractor supplying the ballistic missiles for the French submarine fleet and as such the only company in Europe with this expertise.

In satellites, EADS produces telecommunications satellites. Our world market share is in the range of 10 to 15%.

Finally, we are the leading European suppliers for earth observation and scientific satellite systems for both civil and military applications: Envisat environmental satellite and Helios military observation satellite are good examples.

Why is today the Space Market so challenging?

Indeed, the situation is very challenging for European players. All over the world, space activities' first aim is to serve the institutional market. And in this domain there is a tremendous gap between Europe and the US budgets in the ratio of 1 to 4 for civil applications and 1 to 25 for military applications. Because of this situation the European Space Industry has devoted a lot of efforts to play on the commercial market, which is today badly affected by an overcapacity of a factor 2 and a temporarily decline due to economic factors. Both for telecommunications satellites and commercial launchers we have to cope with this difficult situation.

Why is Space activity a core business for EADS?

There are at least two reasons for that:

- Globally and on a long-term perspective, Space activities are less affected by economical cycles as seen for aeronautical activities. This is the reason why our competitors Boeing and Lockheed have increased the share of Space activities in their portfolio. We share the same logic.
- Space Services are a key element in large civil and defense systems like Air Traffic Management, Missile Defense, Environment and Security, Surveillance and Communication Systems for the Armies. It is EADS willingness to combine its Space capabilities with Aeronautic and Defence to offer a full service to the customer.

How do you plan to cope with the difficult market situation?

We first have decided a drastic internal improvement plan for both launchers and satellites, which aims at streamlining our portfolio to develop synergies and at generating cost savings.

Due to the particular nature of our activities we also advocate for further initiatives from European Member States to develop new programmes like Galileo and GMES and to fund launcher and satellites developments as it is the case in the US.

Do you expect a consolidation between some major players of the Space sector? Is EADS willing to play a central role in this game and how?

With the creation of Astrium and EADS, a significant move has already been achieved and EADS Space Division is clearly playing a central role within the European Space Industry. On the launcher side it has been decided by the European Member States in November 2001 to mandate ESA for making a proposal on the restructuring of the launcher sector, involving the public and industrial sectors as well as the operator Arianespace. EADS is strongly supporting ESA and the public sector in this approach. Concerning the satellite activity, our current reorganization is a clear signal that we want to be part of the remaining actors, because it is clear that there will be further consolidations. However the when? and the who? are still unknown.

What is the PARADIGM contract? What does it mean for the future of EADS Space activity?

The Skynet 5 Program is one of the largest "service tender" ever tendered by the UK MOD with a value in the range of 2 billions GBP for military satellite communications services until 2018.

The decision of the UK MOD to select PARADIGM Secure Communications, our team with BAE Systems, as a preferred bidder for Skynet 5 shows its confidence that we are a leading source for advanced space technologies. The benefits for EADS will be a regular flow of revenues starting in 2002, which may represent up to 10% of the Space Division turnover in 2004. Furthermore this choice strengthens the Astrium concept of a four nation company.

What is GALILEO?

GALILEO is an European initiative for having a satellite radionavigation system to serve as an alternative and complement to the GPS System from the US. For Europe it is an indispensable part of the global information and transport infrastructure and it is likely to revolutionize the daily life in the same way that the mobile phone and Internet have done in recent years. After a positive decision given during the ESA Ministerial Council in last November 2001, a full go ahead for the development was given at EU Transport Council, in March this year. EADS through Astrium is a 50% shareholder of GALILEO Industries, a consortium with AlcatelSpace and Alenia. We aim at having a key role in the design and development phase of the space segment of 30 satellites and then EADS will participate to the ground segment infrastructure and to the operational life of the system.

What were the main reasons why Space Division posted EBIT loss in 2001? Do you foresee a return to profitability from 2002? Why?

In 2001 we decided to depreciate our portfolio of participations in various telecom operations and launch services companies. In addition to that we spent costs for restructuring. That is why our result is strongly negative.

In 2002 we shall have to provide for the costs of the restructuring plans which will be decided but we should be close to balance on recurring terms.

Envisat





INTERVIEW WITH THOMAS ENDERS

EXECUTIVE VICE PRESIDENT, HEAD OF DEFENCE AND CIVIL SYSTEMS DIVISION

What are the main activities included in the DCS Division and who are your main customers?

Main activities are in missiles and missiles systems, systems and defence electronics, secured telecommunication networks and defence related services. Our main customers are the defence ministries and the respective procurement agencies in Germany, France and in the UK. Through MBDA and EADS Telecom a strong export position is maintained including customers in the Middle East, South East Asia and South America.

What is the market position of EADS in Defence Electronics? Why is it a core business growth for EADS?

EADS Systems & Defence Electronics (S&DE) has revenues of around € 1 Bn per year, making it N° 3 in Europe in its field. Although its historical focus has been on domestic markets its export business is now rapidly growing. After September 11 and the conflicts in Kosovo and Afghanistan a substantial capabilities gap has been identified in terms of C3I (Command, Control, Communications and Information) and ISR (Intelligence, Surveillance and Reconnaissance) which is amplified by the need for multinational interoperability. In order to address these shortfalls, and in line with EADS' strategic challenge to grow in defence, DCS is heavily focusing on information dominance with its respective air and ground segments. In this context, we put particular emphasis on developing UAV systems. We are actively seeking to establish a presence in the world's biggest defence market, the USA, while continuing to build on our transatlantic partnerships for e.g. our cooperation with Northrop Grumman on UAVs (Unmanned Aerial Vehicles) and Air Ground Surveillance (AGS).

What are the key assets of MBDA company and who are its main competitors?

MBDA is the second largest missile systems company in the world. Jointly owned by Europe's three leading aerospace and defence groups, EADS, BAE Systems and Finmeccanica, annual revenues are over € 2 billion with an order book value in excess of € 12 billion. MBDA is the only company in the world able to design, develop and produce missile systems to meet the defence requirements of all the armed forces. Through MBDA products, EADS can propose global defence offers including air-to-air, stand-off cruise and precision ground attack weapon systems, including first-class multinational programmes like Aster, Meteor and Storm Shadow / Scalp. MBDA's principal competitors are US companies, led by Raytheon, along with Boeing and Lockheed Martin. With the latter two companies, significant partnerships have recently been agreed to in order to increase MBDA's access to major worldwide missiles systems markets.

What is the METEOR contract and what is its current status?

In May 2000, after fierce competition with Raytheon, MBDA won the UK bid for the „beyond-visual-range" air-to-air missile for Eurofighter. Since then it has become a 6 nation project designed to also serve the Rafale and Gripen aircraft. DPA, the British procurement agency, acting on behalf of the 6 partner nations, and MBDA are currently finalizing the industrial contract for signature until summer.



Geographic data processing

How do you foresee the future evolution of your business in secured communication?

The latest conflicts, particularly the aftermath of "9-11", highlight the increasing need for secure telecommunication solutions in Defence, Public Safety and Commercial markets.

Moreover, the need for interoperable, deployable, state of the art communication networks is being based more and more on commercial technologies.

In response to this requirement, EADS Telecom has designed products specifically adapted to the needs of Defence, Public Safety and Commercial customers - having the capacity to meet the strict requirements of defence and security customers while at the same time providing them with a cost effective common family of solutions from COTS origin.

EADS has consistently built upon its strategy to grow in secured communications with the creation of EDSN (EADS Defence and Security Networks) in May 2000 and the acquisition of Cogent (UK leader in encryption) in 2001.

What are your main US partnerships and how do you plan to capture a slice of the huge US military market?

Our main partnerships in the US are focused on UAVs and AGS with Northrop Grumman, including EuroHawk and NATO AGS. Tactical missiles with Boeing as an MBDA partner on METEOR and high precision air-to-ground munitions (JDAM). In Extended Air Defence, MBDA is teamed with Lockheed on the MEADS program. We are also partnered with Lockheed in NATO's TBMD (Theatre Ballistic Missile Defence) architecture study. We will further develop these partnerships while seeking to increase our industrial presence in the US.

What were the main reasons why DCS Division posted EBIT losses in 2000 and 2001?

There were a combination of reasons that led to the losses. Firstly, we encountered difficulties in our main domestic markets and some important contracts were cancelled or delayed. Secondly, the high costs generated from DCS' comprehensive restructuring program. Thirdly, with the creation of EADS, we inherited a number of e-business activities, mostly heavily loss making that had to be divested or closed. Strategic investments were also made in new products and our start up business, Outsourced Services.

Additionally, our civil telecom activities, suffered tremendously from the telecoms crisis in 2001. Nevertheless, we managed to significantly improve our operational results for the second half of 2001 and this is certainly a good starting point for the turn-around of the division in 2002.

Why are you so sure that your Division will post a positive EBIT this year and what is the EBIT profile outlook afterwards?

Much of the restructuring program is ahead of schedule and the Division is now operating under clear, market driven structures. Our four business pillars - missiles, systems and defence electronics, telecommunications and services - are all fully integrated cross border entities geared towards maximizing synergies. In 2001, DCS exceeded planned synergy gains. We are also starting to enter production programs, based on a profitable order backlog, particularly in the missile area.



INTERVIEW WITH ALBERTO FERNÁNDEZ

EXECUTIVE VICE PRESIDENT, CHAIRMAN OF EADS CASA BOARD, HEAD OF MILITARY TRANSPORT AIRCRAFT DIVISION

What are the main activities included in the MTA (Military Transport Aircraft) Division?

The MTA Division inherited most of its assets from the Spanish founder member of EADS, CASA. The Division has today four main activities: Light and Medium Military Transport Aircraft, Aerostructures, A400M Military Transport Aircraft and military derivates (namely on Airbus platforms). Our Division is producing its own range of small and medium military transport aircraft, C-212, CN-235 and C-295, including special mission and has developed its own Mission System capability "FITS". All these capabilities result in the strong leadership position EADS will take in the A400M program.

What is the market position of EADS on the light and medium military transport segment? Who are the competitors?

MTA is today the world market leader for the light and medium military transport segment, with an average 60% market share for the last 5 years. The expected strong competition from East European and Asian countries has not materialised and the military transport derivatives of European regional aircraft have known only limited success. The only competitor left is Alenia that is teaming up with Lockheed Martin in the C.27J program, a direct competitor of our C-295 aircraft.

What are the next market opportunities for the C-295 and CN-235? How big is the opportunity with the US Coast Guard?

Today, the backbone of our military transport campaigns is the C-295. Among others, Brazil, Saudi Arabia, Malaysia and Switzerland will provide opportunities for the next 3 years accounting for approximately 70 aircraft (a/c). A big opportunity for this type of aircraft might equally be the US Army.
The CN-235 aircraft's main opportunities are with the fleet expansion of actual customers, such as the French Air Force and the Turkish Armed Forces. Special mention should be made of the Deepwater campaign for the US Coast Guard for around 30 to 40 Maritime Patrol version CN-235s equipped with the FITS EADS Mission System. The three prime contenders (Boeing, Lockheed Martin and SAIC/L-3) have already preselected the CN-235. Award is expected in the first half of this year.

What are the characteristics of the A400M aircraft? Who are the existing and potential customers?

The A400M Military Transport Aircraft is classified in the heavy transport segment. The maximum payload is 37 tons, with a capacity to transport up to 120 paratroopers. It is equipped with 4 turboprops. Maximum speed is 0.72 Mach and the transport range is 3550 N.M. for 20 tons of load. It benefits from both Airbus technologies (fly by wire, carbon fibre structures, etc) and EADS military experience. The A400M aircraft has been conceived to comply with logistic, tactical, humanitarian and peace keeping missions. With all western Europe major forces currently involved in this aircraft program from the beginning, the A400M is becoming the main vector for aero mobility on this side of the Atlantic. The launching customers are: Air Forces of Belgium (7 a/c), France (50), Germany (73), Luxembourg (1), Portugal (3), Spain (27), Turkey (10) and the United Kingdom (25), adding to a total order account of 196 a/c. We are convinced that most, if not all, European Forces will, in the end, fly this aircraft equally for reasons of interoperability. The export potential is outstanding. There is currently no other affordable new generation aircraft of this type and, as far as we know, no competitor is planning to come up with such a program in the foreseeable future. The Hercules is becoming a veteran. Consequently, we are well positioned to replace a major part of the currently installed C160 and C130 fleets. Contacts have already started with the Air Forces of Sweden, Canada and others.

What is the role of EADS in A400M? What is the expected value of this contract for EADS?

EADS is the major shareholder in the Airbus Military Company (AM) with a total stake of 90% via Airbus and the MTA Division. Therefore, EADS manages and controls the A400M through the legal representation in AM, that I chair and Noël Forgeard, the Airbus CEO, is the Chairman of the Shareholders Committee. Prime contractorship and overall programme management are carried out by AM.
The total work share of EADS is roughly equivalent to the percentage of its shareholding and final assembly is under our responsibility. The total value of the launching contract is roughly € 18 Bn.

What is the status of the A400M project today?

The launching contract for 196 aircraft was signed on December 18, 2001 by the 8 launching customers. The effective date of the contract will be announced by OCCAR (Organisation Conjointe pour la Coopération en Matière d'Armement) on behalf of the 8 launching nations.
In order to comply with the contractual terms, AM is already implementing the A400M organisation and working on the necessary studies, together with Airbus, EADS and the other industrial participants to complete the product definition.

How big is the mission aircraft market? What is EADS position on this market?

The mission aircraft market has been growing continuously since 1992. Nations are facing increasing problems in such areas as immigration, drug trafficking and illegal fishing, which require growing investments in platforms and mission systems.
In the last 5 years, mission aircraft market has been 30 a/c for light platforms, with a 15% market share for the C-212, and 84 a/c for medium platforms with a 11% market share for the CN-235. For the heavy platforms, EADS is a new contender, but today, we can claim to be a competitor of Boeing. We are offering Airbus MRTT (Multi-Role Tanker Aircraft) for the US and UK Air Forces, in fierce competition for the multibillion contracts.

What are the key drivers for future growth for the MTA Division?

MTA has three main vectors of growth for the coming years. Part of this growth potential is almost programmed:
MTA disposes of proven platforms with the C-212 and the CN-235/C-295 families. Adding to this activity, the A400M makes our Division the first genuine military specialist for strategic and tactical transport for all kinds of military transport problems with unequalled credibility and competitiveness.
The second growth vector is the services offer intimately linked to the platform. We feel that our military customers will want outside suppliers to assure logistics, ILS, maintenance, etc. MTA with all the EADS background is perfectly prepared for this kind of opportunity.
Finally, we are closely linked to Airbus which gives rise to multiple opportunities. Introducing ourselves in a market, which was held, up to now, by US competitors, we are convinced that the combined qualities of the Airbus platforms and EADS/MTA expertise will lead to substantial supplementary sales in this high added value field in the coming years.

EADS on the stock market

In 2001, EADS stock price was hit by the markets slowdown and the September 11 events. Since the beginning of the year 2002, EADS stock price has started to recover significantly: +18.5% as of March 28 at € 16.16 compared to December 31,2001, one of the best recovery on the market.
Since its inception in July 2000, EADS stock has outperformed markets indexes although it is today still affected by market uncertainties.
Since the beginning of March 2002, the trading volume went up significantly with an average of 1.8 million shares exchanged daily, thus consolidating the share price increase and confirming the renewed interest in EADS by investors based on several elements: the confirmation by Airbus of the delivery forecasts at 300 aircraft in 2002, the EADS value creation plan over target, the win of Skynet 5 programme, the success of Ariane 5 launch of Envisat, the potential of growth of our defence business. Moreover, the passenger traffic numbers are progressively recovering.

- Number of shares: 809,175,561.
- Par value: 1 euro.
- Offer price on July 10, 2000:
  19 euros for institutional investors
  18 euros for retail investors.
- Closing price on December 31, 2001: 13.64 euros.
- Share price on the Paris Stock Market in 2002:
  High 17.45 euros • Low 12.52 euros
- Euroclear code: 5730

- Share price from July 10, 2000 to March 28, 2002
  Base 100, July 10, 2000

EADS CAC 40 Sector index* Boeing
*BAE Systems, Boeing, Finmeccanica, Lockheed Martin, Northrop Grumman, Raytheon, THALES, Dassault.


BASIS 100
2000
2001
2002
EADS Stock price
160
150
140
130
120
110
100
90
80
70
60
50
40
24.5
22.8
21
19.3
17.5
15.8
14
12.3
10.5
Jul. Aug. Sep. Oct. Nov. Dec. Jan. Feb. Mar. Apr. May. June Jul. Aug. Sep. Oct. Nov. Dec. Jan. Feb. March


30.2
30.2
5.5
34.1

CAPITAL STRUCTURE ON DECEMBER 31, 2001 (as %)

- DaimlerChrysler
- SOGEADE: Lagardère together with French financial institutions and SOGEPA (French state holding company)
- SEPI (Spanish state holding company)
- Public*

* Including EADS employees and about 3 percent held directly by DaimlerChrysler and the French state.

Shareholder diary

• *May 17, 2002*
Annual General Meeting
Dividend proposal 0.5 € per share (gross amount)

Freefone
France
0 800 01 2001
Germany
00 800 00 02 2002
Spain
00 800 00 02 2002
www.eads.net

Publications Director: Marc Paganini - Editorial Team: Gwenaelle de la Raudière, Anne-Catherine Rochefort - Photos: EADS - Design Printing: VaLEEI /Phénix Communication

75

Number 3
November
2001

European
Aeronautic
Defence and
Space Company
EADS N.V.

notes

Letter to Shareholders

 

Dear Shareholders,

The appalling attacks in the United States of September 11th have given rise to an unprecedented wave of emotion and have resulted in serious uncertainties about the future. In France, the explosion of a chemical plant in Toulouse had a personal impact for many employees in our Group, which has a number of factories located in Toulouse. In this already highly charged situation there was, on November 12 th, another airliner disaster in New York. We wish to extend our most sincere condolences to all of the families of the victims of these horrific events.

In this new and testing context, notably for the civil aviation sector, EADS is mobilising its employees and all of its technological resources to enable it to adapt as quickly as possible to the challenges resulting from the increased levels of air security and the restoration of passenger air traffic.

The Group has already implemented real and immediate measures to consolidate its position: a freeze on investments except for the A380 program, acceleration of productivity plans, suspension of recruitment in certain areas, etc. And more than ever we are committed to speeding up the EADS integration process to make it a company creating value for its shareholders, its customers and its employees.

We are confident of the ability of our Group to successfully come through these difficult times because the fundamentals are solid: our order book (€ 182 billion at the end of September 2001) represents more than six years' worth of turnover, and the Group continues to increase its market share against the competition.

With these fundamentals and despite the uncertain future development of our markets, we again confirm our growth objectives of 15% of EBIT* (operating income) and 20% of turnover in 2001.

In the longer term, we can count on the tremendous flexibility of the organisation of the production that we have implemented, notably at Airbus where the use of subcontracting has risen to 40% of costs and where the production cycles have been significantly reduced. We are now taking all appropriate measures to further increase this flexibility and to ensure healthy margins even in the event of significant variations in our levels of production.

In the defence sector, in addition to an order book worth more than € 18 billion (Tiger and NH90 helicopters, missile systems, combat and transport aircraft), our Group is particularly well positioned to respond to increasing needs, and more than ever now confirmed, for surveillance, reconnaissance, telecommunications, as well as deterrence and power projection.

Our capacity for adaptation and innovation, the competitive position of our defence activities and the favourable dollar/euro parity that we have secured for the future enable us to maintain our objective of a 10% operational margin in 2004.

This objective is now more ambitious but EADS is adapting to the challenges to keep on course. We are taking all necessary actions to ensure that your Group will come through this difficult period in an even stronger position.

Yours faithfully,

Philippe Camus, CEO   Rainer Hertrich, CEO



EADS

* before goodwill and exceptional items.

Results for end June and commercial activity for end September 2001

Sustained commercial activity to the end September 2001

- Turnover of € 20.7 billion to the end September, in-line with the forecasts for 2001
- Order book continues to be strong at € 182.4 billion.

Half-yearly earnings up strongly and in-line with forecasts

- Earnings before interest and taxes (EBIT*) of € 764 million, up by 18% excluding the consolidation of Airbus UK
- Net income of € 1.7 billion compared to a net loss of € 359 million for 1st half 2000.

KEY FIGURES In millions of euros	End Sept. 2001	Variation to Sept. 2000	End June 2001	Variation to June 2000
Revenues	20,685	+30%	14,043	+33%
Order intake	47,300	+52%	42,811	+78%
Order book	182,400	+51%	185,137	+56%
EBIT*	-	-	764	+38%
Net income	-	-	1,657	+2,016 € m
Net income per share*	-	-	0.56	+0.70 €
Free cash flow	-	-	526	+694 € m

EADS continues to fulfil its promises with the publication on September 20th of its half-yearly results and on November 13th of its revenues and order intake for the first 9 months of the year. These figures reveal strong growth and are in-line with the forecasts for the end of 2001.

In the third quarter 2001

- Turnover in the third quarter 2001 reached € 6.6 billion, an increase of 9% on the same period 2000, excluding the consolidation of Airbus UK
- The order book (€ 182.4 billion) still represents six years of revenues.

In the first half 2001

- Operating margins improved from 5.2% to 5.4%, and this despite the increase in self-financed R&D expenditure which came to 6.1% of turnover, against 5.6% in the first half 2000.
- Excluding goodwill amortisation and positive exceptional items associated with the creation of Airbus SAS, net earnings would be at € 456 million, compared to a net loss of € 115 million in the first half of 2000, after comparable adjustments.
- Free cash-flow is significantly positive and has boosted the net positive cash situation of the EADS Group which came to € 1.3 billion at the end of June 2001.

FIGURES BY DIVISION In millions of euros	Revenues at end Sept. 2001	Variation/ compared to Sept. 2000	Order intake at end Sept. 2001	Variation/ compared to Sept. 2000	Orderbook at end Sept. 2001	Variation/ compared to Sept. 2000
Airbus**	14,431	+40%	40,900	+106%	154,700	+67%
Military Transport Aircraft	306	+39%	800	+167%	1,400	+100%
Aeronautics	3,161	+12%	3,600	-47%	13,800	+8%
Space	1,543	-6%	800	-58%	4,000	-13%
Defence and Civil Systems	2,044	+24%	1,900	-17%	9,400	-3%
Headquaters and Eliminations	(800)	-1%	(700)	-	(900)	
Total	20,685	+30%	47,300	+52%	182,400	+ 51%

* Before goodwill and exceptional items. ** Consolidation of Airbus at 100% since 2001. In 2000, only the EADS contribution to Airbus representing its 80% stake was consolidated



INTERVIEW WITH AXEL ARENDT

EADS CHIEF FINANCIAL OFFICER
MEMBER OF THE EADS EXECUTIVE COMMITTEE AND OF THE BOARD OF DIRECTORS

Mr Arendt, EADS published on September 20 its half-year results and on November 13, Q3 revenues and orders figures. What are the key messages you want to convey to the shareholders?

Following the dramatic events of the 11th of September, the whole economic world in general and the civil aviation industry especially are going through challenging times. However, looking on our financial figures, it is obvious that EADS is on track.

The 9 month figures show further growth in revenues and order intake and an order-backlog as of September 30, that is worth € 182 billion, representing more than six years of revenues. This strong position is confirmed also by a significant increase in our first half EBIT. Not only, EADS announces results in line with targets set for this year, but our strong backlog underlines an upbeat future.

Looking at Airbus, what do the actual financials tell us for the future?

Airbus recorded a 52% increase in its EBIT in the first-half, despite a significant increase in research and development costs, mostly for the A380 program.

This improvement reflects the 100% consolidation of Airbus as of 1st January 2001 and also the increase in deliveries. More important for the future, with 325 new gross orders in the first nine months of 2001 (compared to 305 in 2000), Airbus further increased its market share to 58%. At the end of September 2001, the Airbus order book totalled 1,665 aircraft. This large order book and the flexibility of the production organisation are the main assets of Airbus in adapting to the current difficulties of the market. Moreover, the need for the A380 program is confirmed by our customers as shown by the recent order of Emirates for 22 aircraft.

Beside the future A400M, what are the other programs that could trigger growth in the Military Transport Aircraft division?

This Division reduced its losses in the first half and significantly increased revenues in the first nine months of 2001.

The recently signed contract with the Polish government for the purchase of eight C-295 military transport aircraft foreshadows a positive future.

What about the Space division?

In a highly competitive environment resulting from industry over-capacity, the turnover has remained at the same level as last year and new orders are at a lower level this year after an exceptional year in 2000. The situation is difficult, but we are reviewing the necessary actions, in order to preserve our competitiveness and future profitability.

Why did the Defence and Civil Systems division post losses in the first half of 2001? How do you intend to develop in this area?

With regard to the Defence and Civil Systems division, the loss of the first-half is explained mainly as a result of additional provisions, in particular to improve the performance of the EADS/LFK missiles subsidiary and as a result of the slowdown in the civil telecommunications sector (civil joint-ventures with Nortel). This division is expected to be profitable by the second-half of this year. In the growing secure digital telecommunications markets, aimed notably at armed forces and public safety bodies, EADS has acquired the British leader Cogent. The profitable growth of this division is guaranteed by a significant order book worth more than € 9 billion at the end of September 2001, which represents 3 years of activity.

What are the key reasons for growth in the Aeronautics division?

The EBIT of the Aeronautics division rose by 60% for the first half of the year driven by Eurocopter's higher number of deliveries and Eurofighter's ramp up. New orders for the division totalled € 3.6 billion as of September 30th and the major recent export successes of Eurocopter in the military sector - the sales of the Tiger attack helicopter to Australia and the NH90 transport helicopter to the Nordic countries for around € 1.3 billion in total - will further boost the business of this division.



INTERVIEW WITH JEAN-LOUIS GERGORIN

EXECUTIVE VICE PRESIDENT
STRATEGIC COORDINATION
MEMBER OF THE EADS EXECUTIVE COMMITTEE.

What's EADS' position on the world and European defence markets ? Is the Group's Defence business bound to grow?

EADS is the second largest aerospace and defence company worldwide, and also, which is less famous, a Defence leader. EADS revenues in defence (missiles systems, military aircraft and helicopters,...) was 5.5 bn in 2000, representing 20% of total EADS revenues and ranking us as n° 6 world-wide behind the 4 US prime contractors and the UK based BAE SYSTEMS.

We target to grow further into defence, firstly because of the synergies in technologies and secondly because it brings us counter-cyclical financial stability.

Being the number 2 defence contractor in Europe, at same level as Thales in Defence, gives us the strength necessary to be in the driving seat for further consolidation and growth. EADS is actively leading the European restructuring process (e.g. MBDA) and the development of transatlantic industrial collaboration.

EADS is involved in practically anything which flies from aircraft to missiles, and these are the big defence budget drivers. About 55% of defence procurement to industry goes to aeronautics, missiles and military space, another 16% go to "stand alone" defence electronics - C3I, Telecom - where EADS is also present and growing.

As a key supplier of the backbone of European military products with strong product lines like the combat aircraft Eurofighter, the new helicopters Tiger and NH-90, transport aircraft, tactical missiles, communication systems, and space applications, we feel certain to be well positioned in the years to come. Upcoming programs such as the Scalp, Storm Shadow, Taurus cruise missiles and the Meteor air-air missile, and the European transport aircraft A400M will further contribute to strengthen EADS' defence profile.

Will the European MoDs re-target their priorities, as a result of the recent events in the US?

The 11th September event was a wake-up call for Defence, and brought defence issues back on the government's agendas. This will translate in more European and global cooperation and increase in defence spending.

EADS has pan-European defence market access and strong export positions, and is well positioned to participate in the war against terrorism. We do not believe it will be a shift in priorities from "traditional" military forces to new homeland security capabilities. The issue is to have both, as we see today: do more on homeland defence while being still capable of sustaining out of area military operations.

EADS is present in all activities which are required for military power projection, such as strategic airlift, deep strike cruise missiles, mission and fighter aircraft, deployable secured telecom networks, encryption, electronic warfare. EADS is also present on all key activities for homeland and theatre survivability like intelligence and surveillance systems and extended air defence.

You've already talked about the need to establish new partnerships, particularly in the Defence area. What can you tell us now?

EADS has since the beginning actively sought partnerships to strengthen access to technologies and markets.

The recent acquisition of the leading UK encryption and communication security company Cogent by EADS Defence and Security Networks (EDSN), is an example of such a move. Additionally in the UK, we are in the team led by General Dynamics for the development of the future BOWMAN system.

In the US, the strategic partnership with Northrop Grumman on Unmanned Aerial Vehicles (UAVs) is successfully going forward. We are in both winning teams on the Nato TMD (Theatre Missile Defence) study with Boeing on one side and with Lockheed Martin on the other side, and, in this same area of TMD, we are jointly developing MEADS with Lockheed Martin. We are also discussing partnership with US companies on mission aircraft.

All in all, we are exploring every opportunity to partner with the best, in order to stay superior to our competitors. Additionally to partnering, further consolidation on program and company level will take place and EADS will use its strength as the number two aerospace company in the world to ensure solutions in which EADS profitability and growth remain on an upward trend.

Finally, here is a final question: as Strategy Director of the EADS Group, are you confident about the Group's ability to go through the current upheavals of the market?

The recent events in the US have put a halt on air traffic growth and seriously hurt the airlines; however, contracts like the recent 22 A380 superjumbo order from Emirates Airlines which has increased Airbus backlog by $ 8,5 bn, confirms the underlying strength of our commercial aviation business.

Additionally, our defence business is well positioned to grow fast within the new geopolitical environment and provide EADS with a balance to cycle of the commercial aviation. Our recent export successes in Australia and the Nordic countries for military helicopters illustrate that EADS products are a true alternative to the US manufacturers programs on every Defence segments.

EADS has an exceptional order backlog and a leading position on each of its markets. Moreover, it operates on markets with strong underlying long-term growth: on the civil side, air traffic long-term growth is 5% per year, and there is a huge need to replace obsolete fleet; on the military side, EADS is well positioned on all the markets where there is an increased need : military aircraft of all nature, and helicopters, accurate long-range striking capability, secured communications, observation satellites,...



INTERVIEW WITH NOËL FORGEARD,

AIRBUS PRESIDENT AND CHIEF EXECUTIVE OFFICER - MEMBER OF THE EADS EXECUTIVE COMMITTEE AND OF THE BOARD OF DIRECTORS

Have you already noticed the direct effects of current reduction in air traffic and the airlines' financial difficulties on Airbus business?

The immediate consequence of the tragic events of the 11th of September was a drop in the use of air transport, which is mainly concentrated on internal traffic in the United States and transatlantic traffic.

The airlines affected by this reduction, primarily the American airlines, have suddenly found themselves faced with extensive over-capacity and a crisis of liquidity. They have reacted by taking parts of their fleets out of service and cutting their workforces. It is worth pointing out that the aircraft taken out of operational service are old and uncompetitive aircraft: practically no Airbuses are involved. Some companies, which were already in a precarious state before the crisis, may well simply disappear.

This unfavourable context will inevitably have an effect on the business of a major supplier like Airbus. However, even before the events of the 11th of September, we were anticipating a slowing down of the market, due to the effects of the economic cycle, and we have already cut back on the increase in the rates of production.

After the events, we revised our forecasts of deliveries downwards for 2001 (from 329 to 320) and for 2002 (up until last summer we forecast 400 deliveries but we now think we will deliver in the range of 300 aircraft): this corresponds to a stabilisation rather than a real drop: our deliveries were less than 300 up until 1999, and only exceeded this figure – very slightly – in 2000, which will also be true in 2001.

How long do you think this recession in the air transport sector will last, and do you think it is more severe than the last crisis that followed the Gulf War at the start of the 90s?

It is too soon yet to know exactly how long the recession that has just started in the air transport sector will last. During the Gulf crisis in 1990-1991, air traffic only decreased in 1991, before bouncing back strongly in 1992. The initial phase of the present recession seems relatively more severe. However, we should note that the airlines are entering it in a stronger position than in 1990. They do not have aircraft order books inflated by a speculative approach. In 1989, the airlines had ordered a number of aircraft equivalent to more than 20% of the fleet in service and equivalent to 12% in 1990. These excessive orders could not all be honoured in 1991 and in the following years, which resulted in a large number of cancellations. In recent years, the airlines' orders have been in the region of 8 to 9% of the fleet in service, which is a normal level to deal with the increase in traffic and the replacement of old aircraft. We are therefore confident that our order book is much firmer, in spite of the recession, than it was in 1990-91.

What measures has Airbus taken to adapt to the current situation?

The measures taken are both industrial and commercial.

Commercially, we have made significant efforts to adapt ourselves to the new situation our customers find themselves in, to show flexibility over delivery dates, to be able to reassign aircraft from one customer to another at very short notice and if needed, to offer financing facility to some clients, naturally with great selectivity.

Industrially, we have taken the decision to freeze all new recruitment (except for that needed for our A380 programme, which is continuing as planned).

We are taking full advantage of the flexibility that our industrial structure allows, in order to maintain under conditions of satisfactory profitability, production at around 300 aircraft a year without, at this stage, resorting to lay offs, which would lead to a loss of skills and would handicap us when the market picks up again. We have also extended these measures to our suppliers, who have to adapt themselves to the market conditions, just like we do.

What are Airbus' competitive advantages, principally in a time of recession?

Airbus is entering the current recession in a more favourable situation than its American competitor because our market share is increasing strongly and that trend, to a great extent, compensates for the shrinking of the whole market. For our competitor, the effects of loss of market share and the contraction of the market itself are cumulative. When the market picks up again, our more modern products are very well positioned to replace the old and uneconomic aircraft that have been taken out of service in the last few weeks, most of which will probably never fly again. Finally, the excellent relations we have between management and workforce in Airbus means that in our factories we can plan to take the measures necessary to adapt to the situation under favourable conditions.

What concrete proposals would you make for increasing security on Airbus aircraft?

On the 12th of September, we set up a team with the mission of preparing measures for strengthening security in the face of terrorist threats of the type that hit New York and Washington. I would like to point out that we have taken this initiative in close coordination with our customers and the certification bodies. We have already found a solution for strengthening the door giving access to the cockpit, and an alarm system. We are also working on other measures that can be taken in the medium term.

You have confirmed the A380 development programme in spite of your customers' current difficulties?

The A380 programme is maintained with no changes, particularly as far as the objective of making the first deliveries in 2006 is concerned. We think that there is still a need for a modern, high performance, large capacity aircraft, and this is confirmed by our customers, for example Emirates, which placed an order for 22 A380s on November 4 th, instead of 7 as initially expected. It will be brought into service in a market phase that we can already predict will be one vigorous growth once again. This is why we are keeping up our efforts so that we are ready at the right moment.

EADS' Stock market performance

In the first eight months of the year 2001, in a depressed market fed by fears of a recession, the CAC40 fell by more than 20%, whilst the EADS share price held up better.
In September, with many observers already talking about a slowdown in the world economy and in particular in the civil aviation sector, the appalling events of September 11th in the USA have hastened and sharply amplified the scale of the market's reactions. On September 21th, 2001 the CAC40 reached a low point with a fall of 16% against its level on September 10th; the shares of our airline customers, hardest hit by the sudden drop in air traffic, fell by 40% and dragged the EADS share price down by a similar amount. Shares more strongly exposed to defence, resisted better.
Although it is too early yet to know what the extent and duration of the current crisis in the civil aviation sector will be, the medium and long term fundamentals of the industry remain solid: with an average annual growth in air traffic estimated at 5% and more than 3,000 airplanes currently in operation which will have to be replaced.
After falling by more than 9% on November 12th on the news of the New York new airliner disaster, the share closed on November 14th at 14.0 €, recovering by over 53% against its lowest point on September 21th.

- Number of shares: 807,157,667.
- Par value: 1 euro.
- Offer price on July 10th, 2000:
  19 euros for institutional investors
  18 euros for retail investors.
- Closing price on November 14th, 2001: 14.0 euros.
- Share price on the Paris Stock Market in 2001:
  High 25.07 euros • Low 9.14 euros
- Euroclear code: 5730

- Share price from July 10th, 2000 to November 14th, 2001
  Base 100, July 10th, 2000

EADS CAC 40 Sector index* Boeing

* *BAE Systems, Boeing, Lockheed Martin, THALES, SAAB, Finmeccanica, Embraer, Dassault, Raytheon, Northrop Grumman, Rolls Royce.*



160
140
120
100
80
60
40
2000
2001



30.3
30.3
5.5
33.9

CAPITAL STRUCTURE ON JANUARY 10, 2001 (as %)

- DaimlerChrysler
- Sogeade: Lagardère together with French financial institutions and Sogepa (French state holding company)
- Sepi (Spanish state holding company)
- Public*

* Including EADS employees and about 3 percent held directly by DaimlerChrysler and the French state.

Shareholder diary

• *February 2002*
2001 Annual Revenues and Orders

• *March 2002*
2001 Annual results

Freefone

France
0 800 01 2001

Germany
00 800 00 02 2002

Spain
00 800 00 02 2002

www.eads.net

Publications Director: Marc Paganini - Editorial Team: Gwenaelle de la Raudière, Jacqueline Bourdelot - Photos: EADS - Design Printing: VaLEFI /Phénix Communication



notes

Letter to Shareholders

Number 2
August 2001

European Aeronautic Defence and Space Company EADS N.V.





Dear Shareholders,

On 10 July, 2001 EADS celebrated its first anniversary. And celebrate is the right word as the year has been full of commercial successes, of cooperation and partnership agreements and of significant advances on our major projects, such as the A380 in the civil field or the A400M in the military field.

In its first year in existence, EADS has fulfilled all of its promises and beyond. The Bourget Air Show, the first one for EADS, saw a large number of major contracts and agreements, further consolidating the future for your company.

The first six months of 2001 followed on from 2000 in terms of our commitment to act as the driving force in the ongoing consolidation of the sector in Europe.

Thus the integrated Airbus company, formally created on July 11, 2001, has been operational since 1st January, 2001 and is already further reinforcing its leadership in the commercial aircraft market. The agreement on the creation of the European leader for missile systems, MBDA, was signed in April with BAE Systems and Finmeccanica. MBDA is now the world number two in missiles, with a presence in all segments of the market. EADS is also currently finalising its alliance with Finmeccanica to create a joint Company with a business centered on military transport aircraft and aerostructures.

We have also set ourselves the objective of increasing our presence on the US market where we already have sales worth $ 4 billion. We have signed agreements with Northrop Grumman in the field of defence electronics, notably drones, as well as maintenance of Airbus fleets which is experiencing rapid growth in the USA. We are also considering projects together with Lockheed Martin namely in the segment of mission aircraft.

All these projects, plus the order book worth six years' revenue as of 30 June, 2001, are confirming further the growth potential of the Group. At the same time EADS is creating jobs. The contracts signed at Le Bourget represent over 50,000 jobs for more than 10 years and we will create more value for shareholders with a raised operating margin from 8 to 10% for 2004.

The stock market sees the facts clearly and the performance of EADS shares over 2000 and the seven first months of 2001 has been ahead of the European financial market indexes.

We have started well. We are ahead of our market plan. We will continue to consolidate this success by optimising our exceptional industrial and technological capacities, thus further increasing value creation for shareholders.

Yours faithfully,

Philippe Camus
CEO

Rainer Hertrich
CEO

EADS

Revenues and order intake for the half year

With half year 2001 revenues of € 14 billion and new orders worth € 43 billion, EADS is in line with its revenue forecasts and further strengthens its already exceptional visibility.

- Order intake of € 42.8 billion between January and June 2001 continues to be substantially higher than revenues.
- Particularly noteworthy success of the Airbus Division with 250 new firm aircraft orders (first half 2000: 234). As at June 30, A380 is totalling 38 firm orders, 67 customer commitments in total.
- Order backlog of € 185 billion as of 30 June (with Airbus consolidated at 100%), representing six years' revenues.
- EADS confirms its forecasts of a 20% growth in revenues in 2001. If the US $ remains at its current level, the 20% target will be exceeded.

The revenues, order intake and order backlog shares of EADS divisions in the first half year 2001 were as follows:

DIVISION (millions of euros)	Revenues	Change compared to June 2000	Order intake	Change compared to June 2000	Order Backlog	Change compared to June 2000
Airbus (100% since 1/1/2001)	9,982	+46%	38,769	+150%	157,746	+72%
Military Transport Aircraft	195	+164%	132	+2%	830	+14%
Aeronautics	2,020	+4%	2,334	-58%	13,434	+6%
Space	1,054	-3%	651	-56%	4,469	-7%
Defence and Civil Systems	1,358	+27%	1,267	-2%	9,435	+5%
Eliminations and Headquarters	(566)		(342)		(777)	
Total	14,043	+33%	42,811	+78%	185,137	+56%

● Airbus delivered 162 aircraft in the first half of the year compared to 145 in the first half 2000. Order backlog amounted to 1,714 aircraft at the end of June 2001.

● The largest project of the Military Transport Aircraft division, the A400 M, received its first commitment from Europeans governments at the Paris Air Show. This program will bring for this division of EADS, potential revenues of around 10 billion euros over the next two decades.

● Revenues at the Aeronautics division rose by 4% thanks to in particular the Eurocopter deliveries of 130 aircraft in the first six months of the year (first half 2000: 105 aircraft). Order intakes remain high even though they are lower than in the first half of 2000 which was exceptionally high due to contracts for the NH90.

● Revenues at the Space division remains on the same level as last year. Following an exceptionally high order intake 2000, orders are — as expected — at a lower level this year.

● At the Defence and Civil Systems division, revenues increased thanks to developments in the missile business — backed up by a strong order backlog — and to the full inclusion of major parts of EADS Telecoms.

Unrivalled technological capacities

EADS is consistently investing in innovative products meeting tomorrow's needs, such as on-board information systems for civil aircraft, the development of drones, navigation satellites and reusable launchers. Future technologies such as the "tiltrotor", scramjet, active phased radar, thrust vector control and smart structures or inflatable reentry and descent space technology are being developped in our R&D centres. "We have a proven track record of technological leadership" said the CEOs, "and our goal is to be the technology leader of the future".



Ramjet propulsion

Today, the ramjet, because of its principle of operation (air-breathing engine without moving parts) and its general architecture, is the essential means of propulsion that offers, in the area of high supersonic speeds, the best ratio of achievable distance compared with the volume of the engine in conducting missions with a variety of flight profiles.

The principle of the ramjet has been understood since 1913 through the work of the engineer, René Lorin. In 1986, ASMP (developed by the former Aerospatiale) became the first western operational nuclear-armed missile with ramjet propulsion (Mach 3 +), the result of close cooperation between the DGA (French Defense Procurement Department) and ONERA (French Aeronautic R&D Center).

In ramjet propulsion, a subsonic combustion (RAMJET) allows speeds of up to around Mach 6. Beyond this, and potentially up to Mach 15, supersonic combustion (SCRAMJET) is required.

EADS has had its high performance test facility (RAMJET and SCRAMJET) in Subdray installation (near Bourges in France) for more than 10 years and this has just been extended in early 2001.

The ramjet is a key technology for the products of the future:

- Currently under study, the ramjet for future hypersonic applications, entitled "Promethée", which equips air-breathing missile capable of flying at speeds of between Mach 2 and Mach 8 (equal to 1000 km in 7 minutes) and this at very high altitude and long-range.
- This work will benefit the Vesta demonstrator, supersonic ramjet vector equipped with a powder accelerator with the first launches planned for 2002.

Half a century of experience and constant research in this field make EADS one of the few groups in the world mastering the ramjet technology that will enable missiles to go faster, higher and further.

Internet on board the Airbus as soon as 2002

In order to give passengers the services they want, Airbus and Tenzing Communications have launched a strategic partnership to offer in-flight access to e-mail and the internet.

The market is huge with 22 million business travellers flying regularly at the rate of approximately 40 flights a year; these passengers want to be able to stay connected at all times even during the flight.

With Tenzing, Airbus will offer its passengers, access to their e-mail for less than $5. Passengers will also be able to surf the Internet and watch live television.

The solution proposed by Airbus and its new partner is simple, cheap and quickly to installed on all passenger aircraft; it is available as of now and has already proved itself on test aircraft (notably with Air Canada).

Tenzing is the only company in the world that already masters the technology used. This is why Airbus' chosen partner should be Tenzing.

Airbus has acquired 30% of Tenzing which thus becomes Airbus' preferred supplier for in-flight e-mail and Internet solutions.

As soon as the end of the year 2002, Airbus and its partner plan to have already equipped more than 300 aircraft.

Le Bourget 2001 Paris Air Show: an exceptional vintage

The 44th Aeronautics and Space Show, the first Paris Air Show since the creation of EADS, has confirmed the continuing success of the Group in its first year and demonstrated the superiority of the Group's products over the competition with their ability to meet the needs of the markets.

With 185 billion euros, EADS has, as of June 30, 2001, the largest order backlog of the entire aerospace industry.

In addition, 65% of the EADS order backlog are from customers outside Europe, thus demonstrating the competitive nature of our programmes all around the world.

Throughout the Show, from 17 to 24 June 2001, a succession of new orders were announced.





• Royal Air Maroc	4	A321 *(new Airbus customer)*
• Jet Blue	30	A320
• ILFC	5	A380
	5	A380 Cargo
	21	A330
	80	A320 family
• Air France	10	A380

Total orders: 155 new aircraft orders during the Paris Air Show, making in total 250 firm orders as of 30th June, 2001.

AIRBUS

At the end of an exceptional week, the contracts signed during Le Bourget Air Show led to almost twice the number of orders taken in 2001, including 111 aircraft from ILFC: an historic order, the largest order ever made in the history of the aeronautic industry.

Moreover, the new A340-600, which had made its successful test flight last April, was one of the "star products" demonstrating impressive qualities of manœuvrability and silence.

These contracts mean that Airbus is well on the way to reaching its target for the year of taking between 350 and 400 orders. In the first six months of 2001, the market share held by Airbus increased to 65% of world orders for commercial aircraft of over 100 seats.

Very shortly after the commercial launch of the A380, we can be very proud of its 67 firm commitments (or more than 100 aircraft with the options) clearly demonstrating the commercial success of this new programme.



Le Bourget 2001 Paris Air Show: an exceptional vintage

The A400M



The European Military Transport Aircraft project is off the ground! The 9 countries involved in the programme signed an agreement on 19 June confirming their commitments to ordering 212 aircraft.

The definitive contract should be signed in September 2001. This programme will enable Europe, for the first time, to have its own completely interoperable military transport aircraft.

Maintenance

Sogerma signed an agreement with Turkey for maintenance in civil aircraft.

Eurocopter



Portugal has joined the NH 90 programme with an order for 10 helicopters.

In addition, Eurocopter obtained 35 new orders worth 191.5 millions euros during the Bourget Air Show.

Space



Confirming its leadership in civil launchers, Arianespace won 8 new orders for satellite launches worth a total of 600 millions euros.

METEOR

Three of the six METEOR partner nations (France, Sweden, U.K.) launched this next generation air-air missile programme. Germany, Italy and Spain are expected to join.

The strengthening of transatlantic partnerships

Two new cooperation agreements were signed between EADS and Northrop Grumman in the fields of ground observation radar and defence electronics (jamming system radar detectors, etc.).

The two groups are also considering the possibility of producing the Eurohawk observation drone, derived from the American Global Hawk.

EADS and the stock market in first-half 2001

Following the excellent stock market performance of EADS since the flotation in July 2000 (+30% over 2000) and in the context of the economic uncertainty and volatility of the markets, EADS shares have performed better than the related stock market indexes over the 1st half of 2001.

The resilience of EADS shares demonstrates the market's sound appraisal based on the principal assets of the company:

- An exceptional order backlog of € 185 billion, or 6 years' visibility
- 2001 revenue and operating earning forecasts confirmed and even increased
- The successful launch of the A380 and the good progress on the value creation plans aiming at € 600 million worth of annual savings as of 2004.

- Number of shares: 807,157,667.
- Per value: 1 euro.
- Offer price on July 10th, 2000:
  19 euros for institutional investors
  18 euros for retail investors.
- Closing price on July 31th, 2001: 22.70 euros.
- Share price on the Paris Stock Market in 2001:
  High 25.07 euros • Low 18.20 euros
- Euroclear code: 5730

- Share price from July 10th, 2000 to July 31th, 2001
  Base 100, July 10th, 2000


EADS CAC 40 IBEX DAX Sector index*
* BAE Systems, Boeing, Lockheed Martin, THALES, SAAB, Finmeccanica, Embraer, Dassault.
150
140
130
120
110
100
90
80
70
60
07/10/00
07/31/00
08/31/00
09/29/00
10/31/00
11/30/00
12/29/00
01/31/01
02/28/01
03/30/01
04/30/01
05/31/01
06/29/01
07/31/01


30.3
30.3
5.5
33.9

CAPITAL STRUCTURE ON JANUARY 10, 2001 (as %)

- DaimlerChrysler
- Sogeade: Lagardère together with French financial institutions and Sogepa (French state holding company)
- Sepi (Spanish state holding company)
- Public*

* Including EADS employees and about 3 percent held directly by DaimlerChrysler and the French state.

Information:
On July 4th 2001, French Minister of Economy announced that European stocks, such as EADS, will be eligible to the French PEA (Plan d'Epargne en Actions).

Shareholder diary

- *Thursday 20th September 2001*
  2001 S1 consolidated results

- *Tuesday 13th November 2001*
  2001 Q3 consolidated Sales and Orders

Freefone
France
0 800 01 2001
Germany
00 800 00 02 2002
Spain
00 800 00 02 2002
www.eads.net

Publications Director: Marc Paganini - Editorial Team: Gwenaelle de la Raudière, Jacqueline Bourdelot - Photos: EADS - Design Printing: VALEFI /Phénix Communication

notes

Number 1
April
2001

European
Aeronautic
Defence and
Space Company
EADS N.V.

Letter to Shareholders




Dear Shareholders,

On July 10, 2000 EADS was first listed the same day on the Paris, Frankfurt and Madrid Stock Exchanges. There was no shortage of people who were willing to place their trust in our group. We are proud that it is such and would like to thank you personally.
We have taken considerable strides forward since the share launch and we delivered on the promises made at the time of the IPO, 8 months ago.

We have successfully pursued an integration process designed to ensure that the vision of our founders is transformed into a real enterprise, built along the lines that they imagined – and that we share with them. This process involves integrating our people, who represent many different backgrounds, into efficient teams, achieving additional value goals, as well as launching new programs which will drive our growth through the early decades of the 21st century.

We confirmed to be the driver of the European sector consolidation by putting the finishing touches to the major sector consolidation projects in Europe, including the integration of Airbus, the creation of Astrium in space systems, MBDA in missiles, and EMAC in aeronautics.

We had said that the EADS merger was a merger of growth. Our 2000 sales are up by 7%, and more important for the future, our order intake has reached a record level of € 49 billion, 50% more than in 1999, and twice the level of sales. Our year-end 2000 backlog reached € 132 billion, giving EADS an exceptional visibility and ensuring a profitable growth.

We had promised that the EADS merger would generate € 600 million of value creation per year by 2004. As a result, we have already identified more than 600 concrete projects that go beyond this target.

EADS had a very successful first business year and we are proceeding on our path of profitable growth with an expected increase in revenues and EBIT in 2001. Our strong backlog and the merger integration success have allowed us to raise our 2004 EBIT margin target from 8% of sales to 10%.

With the dividend of € 0.5 per share that we will propose to the annual general meeting we want you to participate in our success.

Yours faithfully,

Philippe Camus — CEO
Rainer Hertrich — CEO



EADS

Results 2000

In 2000, EADS' profitabilty increased. EADS raises its 2004 profitability target from 8% to 10%.

- EBIT (pre-goodwill and exceptional items) of € 1.4 billion
- Record order intake of € 49.1 billion
- Order book covering more than five years of sales
- Strong cash position of € 2 billion
- Revenues for 2000 increased by 7.3% to € 24.2 billion
- Strong results for the Airbus and Aeronautics divisions
- Defence and Civil Systems and Space divisions record non-recurrent expenses
- Net loss due to hedge accounting and exceptional items

	Actual 2000	Initial target 2004	New target 2004
EBIT* margin (in % of revenues)	5.8%	8%	10%

*earning before interest and tax, pre-goodwill and exceptional

PRO FORMA KEY FIGURES € million	2000	1999	Variation
Revenues	24,208	22,553	+7%
Backlog	131,874	102,400	+29%
Order intake	49,079	32,700	+50%
EBIT pre-goodwill and exceptional	1,399	1,263**	+11%
Free Cash flow	1,530	198	+673%
Net result	(909)	(1,046)	

**excluding SEXTANT gain on disposal

PRO FORMA 2000 BY DIVISION

Millions of euros	Revenues	EBIT	Orderbook
Airbus	14,856	1,412	104,387
Military Transport Aircraft	316	(63)	873
Aeronautics	4,704	296	13,067
Space Systems	2,535	67	4,826
Defence and Civil Systems	2,909	(110)	9,722
Eliminations and headquarters	(1,112)	(203)	(1,001)
Total EADS Group	24,208	1,399	131,874


10
35
47
BACKLOG
GEOGRAPHICAL
BREAKDOWN (as %)
Europe
North America
Rest of the World
Asia


7
10
1
78
BACKLOG
BY DIVISION (as %)
Airbus
Military Transport Aircraft
Aeronautics
Space Systems
Defence and Civil Systems

Business divisions



● Thanks to its strong market performance and increase of aircraft deliveries, EADS Airbus division EBIT rose 53% to € 1.4 billion. This EBIT figure represents the 80% Airbus share that is consolidated at EADS. Revenues grew 18% to € 14.9 billion and order backlog reached € 104.4 billion at year end, also representing the 80% share of EADS. In total, at year-end 2000, Airbus had an order backlog of 1,626 aircraft covering five years of business activity and placing Airbus worldwide N°1. On top of this, Airbus has now more than 60 firm commitments for the A 380 superjumbo, which proves that Airbus vision is right.

● The Military Transport Aircraft division recorded a decrease of its EBIT to € - 63 million. The division's major future program, the Airbus A400M, is still in its pre-development phase, and there are further investments into C295 military Transport Aircraft and the aerostructures business. Revenues reached € 316 million, and order backlog increased to € 873 million.

● The Aeronautics division had a very successful year 2000 with EBIT rising by 47% to € 296 million. Particularly successful were the Military Aircraft business unit and Eurocopter's civil business. The Aeronautics division's revenues reached € 4.7 billion, up almost 10% from 1999, and the order book amounted to € 13.1 billion at year end.

● At the Space division the EBIT was impacted mostly by costs covering restructuring within the division. The continued success of the Ariane program allowed for the main contribution to the division's profits. Revenues increased slightly to € 2.5 billion (+0.7%), while year-end backlog reached € 4.8 billion. Order intake reached € 3 billion, an increase of +36% from 1999, showing the competitiveness of our products.

● Defence and Civil Systems division reported a negative EBIT, namely due to the implementation of a restructuring and reorganisation program. Year-end backlog reached € 9.7 billion, it will be the basis for renewed growth. This restructuring program and the strong backlog underly the division goal to be profitable again in 2002.

In total, EADS EBIT, pre-goodwill and exceptional was € 1.4 billion, a 11% progression from the 1999 figure, net of SEXTANT gain on disposal, and a result from which EADS will build on future growth. The future business growth backed by an excellent backlog, the strong US $ and the clearly identified synergies that are now implemented will be the basis to increase EBIT margin from 5.8% in 2000 to the 2004 target of 10% raised from 8% initially set at the IPO.

Highlights

since June 2000

EADS and BAE Systems transform Airbus into an integrated company



Airbus entered a new era on June 23, 2000. The dynamics generated by EADS have led to the successful conclusion of negotiations to set up the integrated company Airbus, thus crowning thirty years of joint efforts within GIE Airbus.
After promising beginnings, Airbus is now reaching maturity and is the world leader with an order book slightly fuller than that of its rival as at end 2000.
The company, in which EADS holds a 80% stake and BAE Systems the remaining 20%, will be subject to French law (société par actions simplifiées) and headquartered in Toulouse. The company has come into operating in January 2001. Its founding should generate synergies equivalent to at least 100 million euros per year as of 2004 which come in addition to the € 500 million synergies generated by the EADS merger.
The company's strategic priority is to continue to stay ahead of market requirements by making products which are increasingly innovative and competitive.

Official launch of the A380 megaliner

On December 19, 2000 the A380 program was officially launched. Shareholder approval came in the wake of detailed studies clearly demonstrating technical feasibility and the profitability of the programme. It came also after the program had received 50 firm commitments from major airlines, 50 being the threshold for the official launch of the superjumbo and confirming the demand for this type of aircraft. The A380 will be a double-decker aircraft bringing a whole new concept of passenger comfort to air travel. It is spacious, confortable, but also more environment friendly than any existing over-400-seat aircraft. The A380 family will be developed on the basis of the A380-100, which has a capacity of 555 passengers and a 14,200-kilometre range. The same concept used in developing the Airbus family will be applied to the A380.
As of today, the program has already received more than 60* firm orders and over 50 options from 8 different airlines from everywhere in the world.
The cargo version, which is specially designed to respond to the forecast growth in air freight, received ten orders from FedEx which is the first American carrier to order the aircraft and the cargo version's first customer. This has allowed Airbus to launch on the same day the passenger and cargo versions.
Airbus Industrie and most specialised research institutes are forecasting orders for 1,200 airliners with 400-plus capacity over the next twenty years as well as approximately 300 freighters. This represents more than 25% of the total market value forecasted over the next twenty years.

* including 10 cargo from FedEx.



Highlights







Contract signed for 243 NH90 helicopters

A year after the launch of the Tiger program, one of the most ambitious undertakings in the history of European aeronautics was launched on June 8, 2000 at the Berlin Airshow: the NH90 tactical transport helicopter. It represents the largest helicopter programme ever implemented in Europe with an initial batch of 243 units (plus 55 options) for an overall requirement of 595 helicopters (not counting export markets opportunities).

Four countries are participating in this program: Germany, France, Italy and the Netherlands, with the contract estimated to be worth a total of € 6.6 billion. Eurocopter, the world number one which is wholly owned by EADS, has a 62.5% stake in this program which stands as further evidence of EADS promising growth potential.

Positive decision on the A400M program

On 27 July, 2000 the Defence Ministers from the 7 countries taking part in the European military transport Future Large Aircraft (FLA) project officially commited in favour of the A400M program at the Farnborough Airshow.

The A400M represents an effective state-of-the-art technology response to a clearly identified need for modern and reliable transport aircraft for use by crisis reaction forces and humanitarian organisations.

The domestic market of the initial 7 partners represents more than € 19 billion for 225 aircraft, while the export market is extremely promising. Portugal has also joined the program, bringing the total domestic need to 228. EADS share of the program represents sales of nearly € 10 billion.

The maiden flight will take place at the end of 2005 and the first A400Ms will come into service in 2007, with ongoing deliveries till 2020. This gives EADS a complete range of military transport aircraft inherited from the Spanish part of EADS.

Space: High competitivity

With twelve successes out of twelve in 2000, Arianespace proves its reliability and high level of performance, mission after mission.

On October 29, the Europe Star communications satellite was launched into orbit by Ariane IV. This launch, with its usual precision, also was the record 100th launch by Ariane.

During the night of November 15th, Ariane V sent into orbit the telecommunications satellite PAS-1R and three auxiliary satellites. The payload of more than 6 tons was also a record that could only have been brought in orbit by Ariane V.

These two record-breaking launches were closely followed by other Ariane successful missions. During 2000 as a whole, Arianespace won 16 of the 29 launch contracts for world-wide civil applications.

ASTRIUM won in 2000 2 major contracts with 2 of the biggest telecom satellites operators (Intelsat and Inmarsat) confirming the competitivity of our products.

EADS on the stock market in 2000

The EADS Group in 2000 has created value for its shareholders:
The stock performance of EADS since its IPO has been strong in terms of stock price evolution as well as in terms of daily volumes traded.
Since July 10th and as of year-end 2000, the stock price has increased 31.4% to 23,66 euros compared to IPO retail price of 18 euros.
In 2000, EADS has outperformed the CAC 40 which has decreased 8.6% on the same period.
There is a strong recognition by financial markets of the strategic vision which has led to the creation of EADS. EADS has built up gradually a confidence level due to its exceptional visibility (more than five years orderbook) and its leading position on growing markets.
The great majority of analysts recommend to buy the stock.

- Number of shares: 807,157,667.
- Per value: 1 euro.
- Offer price on 07,10,2000:
  19 euros for institutional investors
  18 euros for retail investors.
- Closing price on 12,29,2000: 23.66 euros.
- Share price on the Paris Bourse for 2000
  High 25.20 euros • Low 16.05 euros
- Sicovam code: 5730

- Share price from July 10th to December 29th, 2000
  Base 100, July 10th, 2000


EADS
CAC 40
IBEX
DAX
Sector index*
* BAe, Boeing, Lockheed, Thomson, SAAB, Finmeccanica, Embraer, Dassault.
150
140
130
120
110
100
90
80
07/10/00
07/31/00
08/31/00
09/29/00
10/31/00
11/30/00
12/29/00


30.3
30.3
5.6
33.8

CAPITAL STRUCTURE (as %)

- DaimlerChrysler
- Sogeade: Lagardère and financial institutions and Sogepa (French state holding company)
- Sepi (Spanish state holding company)
- Public*

* of which Group's employees and about 3% held directly by DaimlerChrysler and the French state

Shareholder diary

The first EADS annual general meeting will be held in Amsterdam on May 10 2001.
This will be followed by **information meetings** in different European cities. **Paris on June 7th, Frankfurt on June 8th, Madrid on June 26th 2001.**
We are pleased to invite you to participate at these meetings, for further informations you can call one of the free numbers following.

Freefone

France
0 800 01 2001

Germany and Spain
00 800 00 02 2002

www.eads.net

Publications Director: Marc Paganini - Editorial Team: Gwenaelle de la Raudière, Jacqueline Bourdelot - Photos: EADS - Design Printing: VaLEFI /Phénix Communication